UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported) October 2, 2016



Winnebago Industries, Inc.

(Exact Name of Registrant as Specified in its Charter)

Iowa	**001-06403**	**42-0802678**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 152, Forest City, Iowa	**50436**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code **641-585-3535**

(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

o   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

<u>Securities Purchase Agreement</u>

On October 2, 2016, Winnebago Industries, Inc. ("Winnebago") entered into a Securities Purchase Agreement (the "Purchase Agreement") with Grand Design RV, LLC ("Grand Design"), Octavius Corporation ("Octavius"), Summit Partners Growth Equity Fund VIII-A, L.P., Summit Partners Growth Equity Fund VIII-B, L.P., Summit Partners Entrepreneur Advisors Fund I, L.P., Summit Investors I, LLC, Summit Investors I (UK), L.P., SP GE VIII-B GD RV Holdings, L.P. (collectively the "Summit Sellers"), RDB III, Inc., and each of the shareholders of RDB III, Inc. (collectively the "RDB Sellers"). The Summit Sellers and RDB Sellers are hereafter referred to as "Sellers."

The Purchase Agreement, attached as Exhibit 2.1, provides that, among other things, and subject to the terms and conditions of the Purchase Agreement, Octavius, a newly formed wholly-owned subsidiary of Winnebago, will acquire all of the equity interests of Grand Design, RV, LLC and all of the capital stock of SP GE VIII-B RV Blocker Corp., a Delaware corporation owned by Summit Partners Growth Equity Fund VIII-B, L.P., representing the sale of Grand Design to Winnebago. Following the transaction, Grand Design will be an indirect wholly-owned subsidiary of Winnebago. The purchase price for the acquisition is approximately $500 million, consisting of $395 million in cash and 4,586,555 shares of Winnebago common stock to be issued to Sellers. The $500 million purchase price is subject to customary closing adjustments pursuant to the terms of the Purchase Agreement.

The closing of the acquisition is subject to customary closing conditions, including the expiration of any applicable waiting period under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended, the absence of any law or order preventing the consummation of the transactions contemplated by the Purchase Agreement, the accuracy of the representations and warranties contained in the Purchase Agreement subject to various exceptions and qualifications including the absence of a material adverse effect with respect to Grand Design, and compliance with covenants in the Purchase Agreement, in all material respects.

Grand Design made customary representations and warranties for a transaction of this type. Winnebago purchased a representation and warranty insurance policy, subject to customary exclusions and retention amounts as its sole remedy for breaches of representations and warranties. From signing to closing, Grand Design must operate in the ordinary course of business.

The Purchase Agreement contains certain termination rights, including that either Winnebago or Sellers may terminate the Purchase Agreement if the transaction is not completed by February 3, 2017. The Purchase Agreement also provides that, upon termination of the Purchase Agreement in specified circumstances Winnebago will pay Sellers a termination fee of $35 million.

In connection with execution of the Purchase Agreement, on October 2, 2016 Winnebago executed a customary debt commitment letter with JPMorgan Chase Bank, N.A. ("JPMorgan") pursuant to which, subject to customary exceptions and conditions, JPMorgan has committed to provide a seven-year $300 million secured term loan B facility, and a five-year $125 million asset-based revolving credit facility (collectively the "Credit Facilities"). The commitment letter is attached hereto as Exhibit 10.10. Winnebago intends to use the proceeds from the term loan and a portion of the revolving credit facility together with $60 million in cash to complete the acquisition. The remainder of the revolving credit facility will be used to fund Winnebago's working capital needs. The Credit Facilities are expected to be secured by all or substantially all Winnebago's assets, and will replace Winnebago's current credit facility with Wells Fargo Bank, N.A.

<u>Ancillary Agreements</u>

In connection with the Purchase Agreement and contingent upon closing of the transaction, Winnebago, Grand Design and the Sellers have agreed to certain ancillary agreements included as exhibits to this Current Report on Form 8-K. The shareholders of RDB, Ronald Fenech, Donald Clark and William Fenech have entered into a five-year non-competition, non-solicitation and confidentiality agreement attached hereto as Exhibit 10.1. The Summit Sellers have entered into a three-year non-solicitation and confidentiality agreement attached hereto as Exhibit 10.2.

Winnebago has agreed to register the shares of common stock issuable to the Summit Sellers and the RDB Sellers pursuant to the terms of a registration rights agreement which is attached hereto as Exhibit 10.3. Under the registration rights agreement, Winnebago has agreed to file a shelf registration statement on the second business day following the filing of an amendment to Winnebago's Current Report on Form 8-K reporting the completion of the acquisition of Grand Design containing the financial statements and pro forma financial information concerning the acquisition. Winnebago has agreed to keep the registration statement effective for up to three years.

The Summit Sellers and RDB Sellers have agreed to certain covenants pursuant to the terms of standstill agreements attached hereto as Exhibits 10.4 and 10.5. The standstill agreements provide that for up to one year after closing, the Summit Sellers and RDB Sellers are each prohibited from taking certain hostile actions with respect to Winnebago. The RDB Sellers have also agreed to a lock-up letter agreement attached hereto as Exhibit 10.6 that restricts the RDB Sellers from transferring their shares of Winnebago common stock for one year from closing.

Also, in connection with the Purchase Agreement and contingent upon closing of the transaction, Grand Design has entered into employment agreements with certain key members of its management team including its Chief Executive Officer, Donald Clark, a shareholder of RDB, which is attached hereto as Exhibit 10.9 and includes a form of change in control agreement between Mr. Clark and Winnebago as Exhibit A thereto. Finally, in connection with the Purchase Agreement and contingent upon closing of the transaction, Winnebago has entered into consulting agreements with two of the RDB Sellers, Ronald Fenech and William Fenech attached hereto as Exhibit 10.7 and 10.8. Under the consulting agreements, Ronald Fenech and William Fenech have each agreed to provide certain consulting services to Grand Design and Winnebago for one year from closing.

All of these ancillary agreements are contingent upon closing of the transaction.

The foregoing descriptions of the Purchase Agreement and the transactions contemplated thereby including the ancillary agreements are not complete and are each subject to and qualified in their respective entirety by reference to the Purchase Agreement and the ancillary agreements, copies of which are filed with this Current Report on Form 8-K as exhibits and the terms of which are incorporated by reference.

The Purchase Agreement and ancillary agreements are included to provide investors with information regarding the terms of the transaction. The representations, warranties and covenants contained in these agreements were made for the purpose of the Purchase Agreement and related ancillary agreements as of the specified dates therein, were solely for the benefit of the parties to the Purchase Agreement or ancillary agreement as applicable, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Purchase Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third party beneficiaries under the Purchase Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Purchase Agreement, which subsequent information may or may not be reflected in Winnebago Industries' public disclosures.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
2.1	Securities Purchase Agreement dated as of October 2, 2016 by and among, Grand Design RV, LLC, Octavius Corporation, Winnebago Industries, Inc. Summit Partners Growth Equity Fund VIII-B, L.P., Summit Partners Growth Equity Fund VIII-A, L.P., Summit Partners Entrepreneur Advisors Fund I, L.P., Summit Investors I, LLC, Summit Investors I (UK), L.P., SP GE VIII-B GD RV Holdings, L.P., RDB IIII, Inc., and each of the shareholders of RDB III, Inc.*
10.1	Non-competition, Non-solicitation and Confidentiality Agreement by and among Octavius Corporation, Winnebago Industries, Inc., Grand Design RV, LLC, RDB III, Inc., Ronald Fenech, Donald Clark and William Fenech dated October 2, 2016 contingent on the closing of the transaction contemplated in the Purchase Agreement.
10.2	Non-Solicitation and Confidentiality Agreement dated as of October 2, 2016 by and between Octavius Corporation, Winnebago Industries, Inc., Grand Design, RV, LLC, Summit Partners Growth Equity Fund VIII-B, L.P., Summit Partners Growth Equity Fund VIII-A, L.P., Summit Entrepreneur Advisors Fund I, L.P., Summit Investors I, LLC, Summit Investors I (UK), L.P., and SP GE VIII-B GD RV Holdings contingent on the closing of the transaction contemplated in the Purchase Agreement.
10.3	Registration Rights Agreement by and between Winnebago Industries, Inc. and the Shareholder Parties dated October 2, 2016 contingent on the closing of the transaction contemplated in the Purchase Agreement.
10.4	Standstill Agreement dated as of October 2, 2016 by and between Summit Partners Growth Equity Fund VIII-B, L.P., Summit Partners Growth Equity Fund-VIII-A, L.P., Summit Entrepreneur Advisors Fund I, L.P., Summit Investors I, LLC, Summit Investors I (UK), L.P. and SP GE VIII-B GD RV Holdings, L.P. and Winnebago Industries, Inc. contingent on the closing of the transaction contemplated in the Purchase Agreement.

10.5	Standstill Agreement dated as of October 2, 2016, by and among Donald Clark, Ronald Fenech, William Fenech and Winnebago Industries, Inc. contingent on the closing of the transaction contemplated in the Purchase Agreement.
10.6	Lock-up Letter Agreement to Winnebago Industries, Inc. from Donald Clark, Ronald Fenech and William Fenech dated October 2, 2016 contingent on the closing of the transaction contemplated in the Purchase Agreement.
10.7	Consulting Agreement dated October 2, 2016 by and between Winnebago Industries, Inc., and Ronald Fenech contingent on the closing of the transaction contemplated in the Purchase Agreement.
10.8	Consulting Agreement dated October 2, 2016 by and between Winnebago Industries, Inc. and William Fenech contingent on the closing of the transaction contemplated in the Purchase Agreement.
10.9	Employment Agreement by and between Grand Design RV, LLC and Donald Clark (including form of Executive Change in Control Agreement between Donald Clark and Winnebago Industries as Exhibit A thereto) dated as of October 2, 2016 contingent on the closing of the transaction contemplated in the Purchase Agreement.
10.10	Commitment Letter dated October 2, 2016 between Winnebago Industries, Inc. and JPMorgan Chase Bank, N.A.

* Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby undertakes to furnish copies of any of the omitted schedules upon request of the U.S. Securities and Exchange Commission.

Cautionary Statement Regarding Forward-Looking Information

This document and the exhibits included may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain. A number of factors could cause actual results to differ materially from these statements, including, but not limited to increases in interest rates, availability of credit, low consumer confidence, availability of labor, significant increase in repurchase obligations, inadequate liquidity or capital resources, availability and price of fuel, a slowdown in the economy, increased material and component costs, availability of chassis and other key component parts, sales order cancellations, slower than anticipated sales of new or existing products, new product introductions by competitors, the effect of global tensions, integration of operations relating to mergers and acquisitions activities, any unexpected expenses related to ERP, risks relating to the consummation of our acquisition of Grand Design RV including, the possibility that the closing conditions to the contemplated transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval; delay in closing the transaction or the possibility of non-consummation of the transaction; the potential for regulatory authorities to require divestitures in connection with the proposed transaction, the failure to consummate the debt transactions contemplated by the transaction with Grand Design RV, the possibility that we might have to pay a $35 million termination fee to Grand Design RV or additional damages for failing to close the transaction; the occurrence of any event that could give rise to termination of the agreement; the risk that shareholder litigation in connection with the contemplated transaction may affect the timing or occurrence of the contemplated transaction or result in significant costs of defense, indemnification and liability; risks inherent in the achievement of cost synergies and the timing thereof; risks that the pendency, financing, and efforts to consummate the transaction may be disruptive to Winnebago Industries or Grand Design RV or their respective management; the effect of announcement of the transaction on Grand Design RV's ability to retain and hire key personnel and maintain relationships with customers, suppliers and other third parties, risks related to integration of the two companies and other factors. Additional information concerning certain risks and uncertainties that could cause actual results to differ materially from that projected or suggested is contained in the Company's filings with the Securities and Exchange Commission (SEC) over the last 12 months, copies of which are available from the SEC or from the Company upon request. The Company disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements contained in this release or to reflect any changes in the Company's expectations after the date of this release or any change in events, conditions or circumstances on which any statement is based, except as required by law.
Cautionary Statement Regarding Forward-Looking Information

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WINNEBAGO INDUSTRIES, INC.

Date: October 4, 2016	By:	*/s/ Scott C. Folkers*
	Name:	Scott C. Folkers
	Title:	Vice President, General Counsel and Secretary

Exhibit Index

Exhibit Number	Description of Exhibit
2.1	Securities Purchase Agreement dated as of October 2, 2016 by and among, Grand Design RV, LLC, Octavius Corporation, Winnebago Industries, Inc. Summit Partners Growth Equity Fund VIII-B, L.P., Summit Partners Growth Equity Fund VIII-A, L.P., Summit Partners Entrepreneur Advisors Fund I, L.P., Summit Investors I, LLC, Summit Investors I (UK), L.P., SP GE VIII-B GD RV Holdings, L.P., RDB IIII, Inc., and each of the shareholders of RDB III, Inc.*
10.1	Non-competition, Non-solicitation and Confidentiality Agreement by and among Octavius Corporation, Winnebago Industries, Inc., Grand Design RV, LLC, RDB III, Inc., Ronald Fenech, Donald Clark and William Fenech dated October 2, 2016 contingent on the closing of the transaction contemplated in the Purchase Agreement.
10.2	Non-Solicitation and Confidentiality Agreement dated as of October 2, 2016 by and between Octavius Corporation, Winnebago Industries, Inc., Grand Design, RV, LLC, Summit Partners Growth Equity Fund VIII-B, L.P., Summit Partners Growth Equity Fund VIII-A, L.P., Summit Entrepreneur Advisors Fund I, L.P., Summit Investors I, LLC, Summit Investors I (UK), L.P., and SP GE VIII-B GD RV Holdings contingent on the closing of the transaction contemplated in the Purchase Agreement.
10.3	Registration Rights Agreement by and between Winnebago Industries, Inc. and the Shareholder Parties dated October 2, 2016 contingent on the closing of the transaction contemplated in the Purchase Agreement.
10.4	Standstill Agreement dated as of October 2, 2016 by and between Summit Partners Growth Equity Fund VIII-B, L.P., Summit Partners Growth Equity Fund-VIII-A, L.P., Summit Entrepreneur Advisors Fund I, L.P., Summit Investors I, LLC, Summit Investors I (UK), L.P. and SP GE VIII-B GD RV Holdings, L.P. and Winnebago Industries, Inc. contingent on the closing of the transaction contemplated in the Purchase Agreement
10.5	Standstill Agreement dated as of October 2, 2016, by and among Donald Clark, Ronald Fenech, William Fenech and Winnebago Industries, Inc. contingent on the closing of the transaction contemplated in the Purchase Agreement.
10.6	Lock-up Letter Agreement to Winnebago Industries, Inc. from Donald Clark, Ronald Fenech and William Fenech dated October 2, 2016 contingent on the closing of the transaction contemplated in the Purchase Agreement.
10.7	Consulting Agreement dated October 2, 2016 by and between Winnebago Industries, Inc., and Ronald Fenech contingent on the closing of the transaction contemplated in the Purchase Agreement.
10.8	Consulting Agreement dated October 2, 2016 by and between Winnebago Industries, Inc. and William Fenech contingent on the closing of the transaction contemplated in the Purchase Agreement.
10.9	Employment Agreement by and between Grand Design RV, LLC and Donald Clark (including form of Executive Change in Control Agreement between Donald Clark and Winnebago Industries as Exhibit A thereto) dated as of October 2, 2016 contingent on the closing of the transaction contemplated in the Purchase Agreement.
10.10	Commitment Letter dated October 2, 2016 between Winnebago Industries, Inc. and JPMorgan Chase Bank, N.A.

SECURITIES PURCHASE AGREEMENT

by and among

GRAND DESIGN RV, LLC,

OCTAVIUS CORPORATION,

WINNEBAGO INDUSTRIES, INC.,

SUMMIT PARTNERS GROWTH EQUITY FUND VIII-B, L.P.,

SUMMIT PARTNERS GROWTH EQUITY FUND VIII-A, L.P.,

SUMMIT PARTNERS ENTREPRENEUR ADVISORS FUND I, L.P.,

SUMMIT INVESTORS I, LLC,

SUMMIT INVESTORS I (UK), L.P.,

SP GE VIII-B GD RV HOLDINGS, L.P.,

RDB III, INC.

AND

EACH OF THE SHAREHOLDERS OF RDB III, INC.

Dated as of October 2, 2016

TABLE OF CONTENTS

EXHIBITS

A   -   Form of Transfer Documentation
B   -   Form of Escrow Agreement
C   -   Working Capital Calculation
D   -   Accounting Principles
E   -   Specified Pre-Closing Tax Liabilities

SCHEDULES

Schedule 1.2 (Permitted Liens)
Schedule 2.5(a)(ix) (Terminated Contracts)

Schedule 2.6(a) (Proceeds Schedule)
Schedule 6.12 (Terminated Affiliate Transactions)
Payment Schedule
Disclosure Schedules

SECURITIES PURCHASE AGREEMENT

This SECURITIES PURCHASE AGREEMENT (this "Agreement") is entered into as of October 2, 2016 by and among (i) Grand Design RV, LLC, an Indiana limited liability company (the "Company"), (ii) Summit Partners Growth Equity Fund VIII-B, L.P., a Delaware limited partnership ("Blocker Seller"), (iii) Summit Partners Growth Equity Fund VIII-A, L.P., a Delaware limited partnership, Summit Partners Entrepreneur Advisors Fund I, L.P., a Delaware limited partnership, Summit Investors I, LLC, a Delaware limited liability company, Summit Investors I (UK), L.P., a Delaware limited partnership and SP GE VIII-B GD RV Holdings, L.P., a Delaware limited partnership (collectively, the "Summit Sellers"), (iv) RDB III, Inc., an Indiana corporation ("RDB", together with the Blocker Seller and the Summit Sellers, collectively, the "Sellers"), (v) each of Donald Clark, Ronald Fenech and William Fenech (collectively, the "RDB Shareholders") (vi) SP GE VIII-B GD RV Holdings, L.P., a Delaware limited partnership, in its capacity as the Sellers' Representative hereunder (the "Sellers' Representative"), (vii) Octavius Corporation ("Buyer"), and (vii) Winnebago Industries, Inc., an Iowa corporation ("Parent"), solely for the purposes of Article II and Section 10.21.

BACKGROUND

A.   The Sellers collectively own, directly or indirectly, all of the issued and outstanding membership interests (the "Company Interests") of the Company.

B.   The RDB Shareholders collectively own all of the issued and outstanding shares of capital stock of RDB.

C.   Blocker Seller owns all of the issued and outstanding shares of capital stock (the "Blocker Interests") of SP GE VIII-B GD RV Blocker Corp., a Delaware corporation ("Blocker"; and the Blocker and the Company are referred to herein collectively as the "Acquired Companies").

D.   The Sellers desire to sell to Buyer, and Buyer desires to purchase from the Sellers, either directly or indirectly, all of the Company Interests, subject to the terms and conditions set forth herein.

E.   On the date hereof, (i) RBD and the RDB Shareholders have executed that certain Non-Competition, Non-Solicitation and Confidentiality Agreement, (ii) the Summit Sellers have executed that certain Non-Solicitation and Confidentiality Agreement, (iii) RDB and the RDB Shareholders have executed that certain Lock-up Letter (the "Lock-up Letter"), (iv) the Summit Sellers, RDB and the RDB Shareholders have executed that certain Standstill Agreement (the "Standstill Agreement"), (v) the Sellers and the RDB Shareholders have executed that certain Registration Rights Agreement (the "Registration Rights Agreement" and collectively with the Lock-up Letter and the Standstill Agreement, the "Equity Agreements"), (vi) certain employees or consultants of the Company have entered into employment or consulting agreements, as applicable, with the Company and (vii) Three Oaks, LLC and the Company have entered into certain lease amendments and new leases associated with real property leased to the Company.

F.   On the Closing Date immediately before the Closing, SP GE VIII-B GD RV Holdings, L.P. shall distribute a portion of the Company Interests owned by it to Blocker Seller in complete redemption of Blocker Seller's interests in SP GE VIII-B GD RV Holdings, L.P.

NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

ARTICLE I
CERTAIN DEFINITIONS

Section 1. 1   **Definitions.** As used in this Agreement, the following terms have the respective meanings set forth below.

"Acquisition Proposal" means, with respect to a Person, any proposal or offer for a merger or other business combination involving such Person or any proposal or offer to acquire in any manner, directly or indirectly, 25% or more of the equity interest in such Person, 25% or more of the voting securities of such Person or all or substantially all of the assets of such Person other than sales or rental of inventory in the ordinary course of business.

"Adjustment Time" means 11:59 p.m. Eastern time on the day immediately prior to the Closing Date.

"Affiliate" means, with respect to any Person, any other Person who, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term "control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise. With respect to any natural Person, the term "Affiliate" shall also include any member of such Person's immediate family. In no event shall any Seller or Acquired Company be considered an Affiliate of any portfolio company of any investment fund affiliated with Summit Partners, L.P. nor shall any portfolio company of any investment fund affiliated with Summit Partners, L.P. be considered an Affiliate of any Seller or Acquired Company, except with respect to Section 3.18 or Section 10.14.

"BBA Partnership Audit Rules" means Sections 6221 through 6241 of the Code, as amended by the Bi-partisan Budget Act of 2015, including any other Code provisions with respect to the same subject matter as Sections 6221 through 6241 of the Code, and any regulations promulgated or proposed under any such Sections and any administrative guidance with respect thereto.

"Business Day" means a day, other than a Saturday or Sunday, on which commercial banks in Boston, Massachusetts are open for the general transaction of business.

"Buyer's Knowledge," "to the Knowledge of Buyer" and any derivations thereof means, as of the applicable date, the actual knowledge after reasonable inquiry of Michael Happe, Sarah Nielson, Donald Heidemann, Ashis Bhattacharya and Scott Folkers, none of whom will have any personal liability or obligations regarding such knowledge or with respect to representations or warranties qualified by or based on such knowledge.

"Cash and Cash Equivalents" means the cash and cash equivalents of the Acquired Companies (including marketable securities and short term investments) calculated in accordance with the Accounting Principles.

"Closing Cash" means the Cash and Cash Equivalents as of the Adjustment Time.

"Closing Cash Consideration" means an amount equal to the Estimated Purchase Price minus $105,000,000.

"Closing Indebtedness" means Indebtedness of the Acquired Companies calculated in accordance with the Accounting Principles as of the Adjustment Time.

"Closing Seller Expenses" means the Seller Expenses of the Acquired Companies calculated in accordance with the Accounting Principles as of the Adjustment Time.

"Closing Stock Consideration" means 4,586,555 shares of common stock of Parent, par value $0.50 per share.

"Closing Working Capital" means Current Assets less the Current Liabilities, determined as of the Adjustment Time and in accordance with the Accounting Principles. The Closing Working Capital will be determined in accordance with Exhibit C attached hereto and the Accounting Principles, as of the Adjustment Time.

"COBRA" means Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code and any similar state Law.

"Code" means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder and any successor statute and the rules and regulations promulgated thereunder.

"Company's Knowledge," "to the Knowledge of the Company" and any derivations thereof means, as of the applicable date, the actual knowledge after reasonable inquiry of Donald Clark, Ronald Fenech, William Fenech, Jerry McCarthy and Cameron Boyer, none of whom will have any personal liability or obligations regarding such knowledge or with respect to representations or warranties qualified by or based on such knowledge.

"Confidentiality Agreement" means the confidentiality agreement, dated as of June 29, 2016, by and between the Company and Buyer.

"Contract" means any agreement, arrangement, contract, lease or license, consensual obligation, binding commitment, loan, note, undertaking or other legally binding contractual obligation (whether written or oral and whether express or implied).

"Current Assets" means the amount that would, in conformity with the Accounting Principles, be reflected as "total current assets" on a consolidated balance sheet of the Company as of the Adjustment Time.

"Current Liabilities" means the amount that would, in conformity with the Accounting Principles, be reflected as "total current liabilities" on a consolidated balance sheet of the Company as of the Adjustment Time.

"Debt Commitment Letter" means the executed commitment letter, dated the date hereof, between Buyer and JPMorgan Chase Bank, N.A. (the "Lender"), all annexes and exhibits attached thereto and the executed fee letters entered into in connection therewith, pursuant to which the Lender has agreed, upon the terms and subject to the conditions set forth therein, to lend amounts set forth therein for purposes of financing the transactions contemplated by this Agreement and related fees and expenses and for the other purposes set forth therein.

"Debt Financing" means the debt financing incurred or intended to be incurred pursuant to the Debt Commitment Letter.

"Employee Benefit Plan" means each "employee benefit plan" (as such term is defined in Section 3(3) of ERISA) and each other material share purchase, phantom equity, severance, employment or individual consulting, change of control, bonus, incentive or deferred compensation, or retirement plan, program, agreement or arrangement and each other material employee benefit plan, program, policy, agreement or arrangement (whether or not subject to ERISA) under which any current or former employee, director, manager, or individual consultant of the Company or any Subsidiary has any right to benefits and which is maintained or sponsored by, or contributed to by the Company or any ERISA Affiliate or under which the Company or any ERISA Affiliate has any liability.

"Enterprise Value" means $500,000,000.

"Environmental Laws" means any Law pertaining to pollution or protection of the environment and/or the health or safety of the public or employees, including, but not limited to: the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. §§ 9601, *et seq.*; the Solid Waste Disposal Act, also known as the Resource Conservation and Recovery Act, 42 U.S.C. §§ 6901, *et seq.*; the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. § 11011, *et seq.*; the Hazardous Materials Transportation Act, 49 U.S.C. §§ 1801, *et seq.*; the Clean Air Act, 42 U.S.C. §§ 7401, *et seq.*; the Clean Water Act, 33 U.S.C. §§ 1251, *et seq.*; the Occupational Safety and Health Act, 29 U.S.C. §§ 651, *et seq.*; the Toxic Substances Control Act, 15 U.S.C. §§ 2602, *et seq.*; the Rivers and Harbors Act of 1899, 33 U.S.C. § 401, *et seq.*; the Oil Pollution Act of 1990, 33 U.S.C. § 2701, *et seq.*; each as amended and all regulations issued pursuant to the foregoing.

"Equity Rights" means, with respect to a Person, the capital stock, share capital, membership interests, ownership interests and/or other equity interests, quasi-equity interests, phantom equity interests or payment rights based upon such interests (whether or not constituting securities) of such Person.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder and any successor statute and the rules and regulations issued thereunder.

"ERISA Affiliate" means each entity that is treated as a single employer with the Acquired Companies for purposes of Section 414 of the Code or Sections 4001(a)(14) or 4001(b) of ERISA, excluding, however, the Summit Sellers and any entity, other than the Acquired Companies, in which the Summit Sellers hold any equity interest or which are controlled by or under common control with the Summit Sellers.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Financing Agreements" means the definitive documentation with respect to the Debt Financing, including, without limitation, any credit agreement, loan agreement, intercreditor agreement and security document pursuant to which the Debt Financing will be governed or contemplated by the Debt Commitment Letter.

"Financing Information" means the financial statements of the Company required to be delivered pursuant to paragraphs (5) and (6) of Exhibit D to the Debt Commitment Letter (as in effect on the date hereof) (it being understood and agreed that, for purposes of determining the "Financing Information", the delivery of the applicable financial statements of the Company required to be delivered pursuant to such paragraphs (5) and (6) at the time of the launch of the general syndication of the Debt Financing (determined for such purpose as if the reference in each such paragraph to the "Closing Date" was a reference to the launch of the general syndication of the Debt Financing) will satisfy the requirement for delivery of the Financing Information under this Agreement notwithstanding any subsequent delivery requirement pursuant to such paragraphs (5) or (6)).

"Financing Source Affiliates" means, with respect to any Financing Sources, their respective Affiliates and their and their Affiliates' respective officers, directors, employees, controlling persons, agents and representatives, and their respective successors and permitted assigns.

"Financing Sources" means the agents, arrangers, lenders and other entities (including the Lender) that have committed to provide or arrange all or any part of the Debt Financing, including the parties to any of the Financing Agreements, and their respective successors and permitted assigns.

"Fraud" means, with respect to any Person, intentional fraud with respect to the making of representations and warranties expressly set forth in Article III, Article IV or Article V of this Agreement. With respect to a Seller, "Fraud" shall be deemed to include intentional fraud committed by such Seller with respect to the Company making the representations and warranties expressly set forth in Article III.

"GAAP" means United States generally accepted accounting principles in effect from time to time.

"Governing Documents" means (i) the articles or certificate of incorporation, formation or organization or similar charter document (as applicable), as amended, and (ii) the bylaws, limited liability company agreement, operating agreement or similar governing document (as applicable), as amended.

"Governmental Entity" means any (i) federal, state, local, municipal or other government, (ii) governmental or quasi-governmental entity of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal) or (iii) body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, or regulatory power of any nature, including any arbitral tribunal.

"Hazardous Materials" means any substance, material or waste defined or regulated under applicable Environmental Laws as "hazardous," "toxic," a "pollutant," a "contaminant" or words of similar meaning and regulatory effect, and shall include, without limitation, petroleum products, asbestos, urea formaldehyde and polychlorinated biphenyls, regardless of whether specifically listed or designated as a hazardous material under any Environmental Law.

"HSR Act" means the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

"Indebtedness" of any Person shall mean, without duplication, the outstanding principal amount of, accrued and unpaid interest on, and other payment obligations (including any prepayment fees, make whole premiums or other similar fees or premiums payable as a result of the consummation of the transactions contemplated by this Agreement): (i) in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments, (ii) representing the balance deferred and unpaid of the purchase price of any property (excluding trade payables, but including any obligations under any agreements for the acquisition of another business or entity pursuant to which such Person is responsible for any earn-out or note payable), (iii) in respect of any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), (iv) in respect of leases required to be capitalized in accordance with GAAP, (v) in respect of any commitment by which such Person assures a creditor against loss (including contingent reimbursement obligations with respect to letters of credit and bankers' acceptances and performance bonds) solely to the extent drawn, (vi) in respect of swaps, hedging and other derivatives at Closing, (vii) guarantees with respect to any indebtedness, obligation or liability of any other Person of a type described in clauses (i) through (vi), and (vii) in respect of interest, fees, prepayment premiums, penalties and other fees and expenses owed with respect to the Indebtedness referred to above.

"Intellectual Property" means all of the following in any jurisdiction throughout the world: (i) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof; (ii) all trademarks, service marks, trade dress, logos, slogans, trade names, corporate names, and Internet domain names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith; (iii) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith; (iv) all trade secrets and confidential information (including ideas, know-how, formulas, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, business and marketing plans and proposals) and (v) all computer software (including source code, executable code, data, databases and related documentation).

"IRS" means the United States Internal Revenue Service.

"Law" means any U.S. or foreign federal, national, state, municipal or local statute, law, code, rule, regulation, ordinance, constitution, treaty, Order or other requirement or rule of law (including common law) or other pronouncement of any Governmental Entity having the effect of law (including, for the avoidance of doubt, any laws relating to gaming, anti-corruption and anti-money laundering).

"Lien" means any mortgage, deed of trust, pledge, security interest, encumbrance, lien or charge claim, easement, encroachment, option, title defect, restriction on transfer, or other similar encumbrance.

"Marketing Efforts" means (i) the participation by the Company's senior management team in (A) the preparation of the Marketing Material and a reasonable number of drafting sessions and due diligence sessions related thereto and (B) a reasonable number of presentations to and meetings (or calls in lieu of meetings) with prospective Financing Sources, including customary one-on-one meetings or calls, and (ii) the delivery of customary authorization letters (which, for the avoidance of doubt, shall expressly disclaim any liability on the part of the Company and its Related Persons) in connection with the Marketing Material (including with respect to the presence or absence of material non-public information and accuracy in all material respects when furnished (when taken together with all supplements or updates thereto) of the financial information regarding the Company (other than projections) contained therein).

"Marketing Material" means the portions of the customary bank books, confidential information memoranda, lender presentations or other information packages relating to the business, operations, financial condition and projections of the Company, including information relating to the transactions contemplated hereunder, as may be reasonably required by the Financing Sources in connection with the Debt Financing.

"Marketing Period" means the first period of fifteen (15) consecutive Business Days (provided that, (a) such period shall commence no earlier than October 21, 2016 (or such earlier date on which Buyer files its audited financial statements for its fiscal year ended August 27, 2016 on Form 10-K), (b) November 25, 2016 shall not be deemed to be a Business Day and (c) such period shall either end prior to December 16,

2016 or commence after January 3, 2017) commencing after the date of this Agreement throughout which: (i) Buyer shall have received the Financing Information; provided that, if the Company shall in good faith believe it has delivered the Financing Information, it may deliver to Buyer a written notice to that effect (stating when it believes it completed such delivery), in which case the Marketing Period shall be deemed to have commenced on the date of such notice unless Buyer in good faith believes the Company has not completed delivery of the Financing Information and, within three (3) Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect, stating with specificity what Financing Information the Company has not delivered; provided that it is understood that the delivery of such written notice from Buyer to the Company will not prejudice the Company's right to assert that the Financing Information has in fact been delivered (and for the avoidance of doubt, it is agreed that if the Financing Information has, in fact, been delivered to Buyer, the Marketing Period shall commence on the date of such delivery); and (ii) the conditions set forth in Section 7.1(b) and Section 7.2 shall have been satisfied (other than those conditions that by their nature can only be satisfied at the Closing or the failure of which to be satisfied is due in any material part to a material breach by Buyer of any of its covenants or agreements contained in this Agreement) or waived; provided that, the Marketing Period shall not be deemed to have commenced if, prior to the completion of such fifteen (15) consecutive Business Day period, (x) the Company's auditor shall have withdrawn its audit opinion with respect to any year-end financing statements included in the Financing Information, in which case the Marketing Period shall be deemed not to commence unless and until a new audit opinion is issued with respect thereto by the Company's auditor or another independent public accounting firm or (y) the Company shall have provided notice in writing to Buyer that it has determined that it is necessary to restate any material financial information included in the Financing Information or that it is considering any such restatement, in which case the Marketing Period shall be deemed not to commence unless and until such restatement has been completed or the Company has determined that no restatement shall be required; provided further that, the Marketing Period shall end on any earlier date on which the Debt Financing is consummated.

"Material Adverse Effect" means a change, event, condition, occurrence or development, the effect of which is, individually or in the aggregate, materially adverse to the results of operations or financial condition of the Company, or which has a material and adverse effect on the ability of the Sellers' to execute, deliver or perform this Agreement or any Ancillary Document on a timely basis, or to timely consummate the transactions contemplated hereby or thereby; provided, however, that Material Adverse Effect shall not include any change, event or development resulting from or arising out of:

(i)   general business or economic conditions, including changes in (x) financial or credit market conditions anywhere in the world or (y) interest rates or currency exchange rates;

(ii)   conditions generally affecting any of the industries in which the Company operates;

(iii)   acts of God or other calamities, national or international political or social actions or conditions, including the engagement by any country or foreign organization in hostilities (or the escalation thereof), whether commenced before or after the date hereof, and whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack;

(iv)   changes in Law or in GAAP or interpretations thereof or other binding directives or orders;

(v)   fluctuations in sales or earnings or failure of the Company to meet internal or published sales, earnings, budgets, plans, forecasts or other financial or non-financial projections or estimates (provided, any change, event, or development underlying such fluctuation or failure not otherwise excluded in the other exceptions in clauses (i) through (iv) and (vi) through (viii) of this definition may be taken into account in determining whether a Material Adverse Effect has occurred);

(vi)   any actions taken, or failures to take action, in each case, to which Buyer has consented or the failure to take actions specified in Section 6.1 due to Buyer's failure to consent thereto following the request of the Sellers' Representative or the Company;

(vii)   the execution, announcement, performance or pendency of, or the taking of any action contemplated by, or other third party awareness of, this Agreement or the agreements or transactions contemplated hereby, including by reason of the identity of Buyer or its Affiliates or any communication by Buyer or its Affiliates regarding the plans or intentions of Buyer with respect to the conduct of the Company's business and including the resignation or termination of any employee; or

(viii)   compliance by the Company with the terms of this Agreement or the breach of this Agreement by Buyer; except in the case of clauses (i), (ii), (iii) and (iv) to the extent the Company is disproportionately adversely affected thereby as compared to other companies in the industries in which the Company operates (and then only to the extent of such disproportionate impact).

"Order" means any order, injunction, judgment, decree, ruling, assessment or arbitration award of any Governmental Entity or arbitrator.

"Parties" means, collectively, Buyer, Parent, the Sellers, the RDB Shareholders and the Company.

"Payoff Letters" means letters or other written evidence setting forth, or other written evidence of, the conditions and amount or amounts required to be paid as of Closing to cause the following Indebtedness and any related obligation to be paid in full, and providing for the release of the Liens and other security interests or guarantees securing such Indebtedness: (i) that certain Loan and Security Agreement, dated December 18, 2012, by and between the Company and 1st Source Bank, as amended or modified from time to time, and any related Promissory Notes thereunder; and (ii) that certain Promissory Note, dated November 13, 2014, by and between Blocker and Blocker Seller, as amended or modified from time to time.

"Permitted Liens" means (i) mechanic's, materialmen's, carriers', repairers' and other related Liens arising or incurred in the ordinary course of business for amounts that are not yet delinquent or are being contested in good faith and for which adequate reserves have been established in accordance with GAAP, (ii) Liens for Taxes, assessments or other governmental charges (A) not yet due and payable as of the Closing Date or (B) which are being contested in good faith and for which adequate reserves have been established in accordance with GAAP, (iii) encumbrances and restrictions of record on real property (including easements, covenants, conditions, rights of way and similar restrictions) that do not materially interfere with the Company's present uses or occupancy of such real property, (iv) Liens granted to any lender at the Closing in connection with any financing by Buyer in connection with the Purchase, (v) zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such real property and which are not violated by the current use or occupancy of such real property or the operation of the business of the Company in any material respect, (vi) matters that would be disclosed by an accurate survey, (vii) non-exclusive licenses of Intellectual Property, and (viii) Liens described on Schedule 1.2.

"Person" means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture, association or other similar entity, whether or not a legal entity.

"Post-Closing Tax Period" means any taxable year or period that begins after the Closing Date and the portion of any Straddle Period that begins after the Closing Date.

"Pre-Closing Tax Period" means any taxable year or period that ends on or before the Closing Date and the portion of any Straddle Period that ends on the Closing Date.

"Purchase Price" means (i) Enterprise Value, plus (ii) the amount of Closing Cash, plus (iii) the amount (if any) by which Closing Working Capital exceeds Target Working Capital, minus (iv) the amount (if any) by which Target Working Capital exceeds Closing Working Capital, minus (v) the amount of Closing Indebtedness, minus (vi) the Specified Pre-Closing Tax Liabilities, minus (vii) the amount of Closing Seller Expenses.

"Purchased Interests" means, together, the Company Interests and the Blocker Interests.

"R&W Policy" means the buy side representation and warranty insurance policy related to this Agreement that Buyer will purchase at its own cost and expense.

"Reporting Requirements" means Buyer's requirements under the Securities Act, the Exchange Act and the rules of the SEC promulgated thereunder.

"Reference Date" means January 1, 2013.

"Schedules" means the disclosure schedules to this Agreement.

"Seller Expenses" means, without duplication, the collective amount incurred by the Company as of immediately prior to the Closing for all out-of-pocket costs, fees, and expenses, and other amounts incurred by the Company or by or on behalf of the Sellers and payable or reimbursable by the Company in connection with the consummation of the transactions contemplated hereby, including the fees, costs and other expenses of legal, accounting and financial advisors relating thereto, Robert W. Baird & Co. Incorporated, and the other advisors of the Company and the Sellers, including, without limitation, (i) any change of control sale bonuses, severance payments, deferred compensation or similar payments and fees to any employee of the Company that the Company is obligated to pay at Closing; (ii) any amounts payable pursuant to the Stock Tracking Unit Agreements; (iii) the employer's portion of Taxes relating to, or arising from, the payment of any bonuses in connection with the Closing, including, without limitation, amounts payable pursuant to the Stock Tracking Unit Agreements, in each case to the extent such fees, costs and expenses will not have been paid in full prior to the Closing and (iv) any amounts payable pursuant to Section 6.15.

"Seller Related Parties" means, collectively, the Company, the Sellers, and each of their respective stockholders, partners, members, Affiliates, directors, officers, employees, controlling persons and agents.

"Seller Reserve Amount" means $250,000.00.

"Solvent" means that, as of any date of determination, such Person (i) will be able to pay its debts as they become due and shall own property having a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities) as they become absolute and mature; and (ii) will not have, as of such date, unreasonably small capital to carry on its business.

"Specified Pre-Closing Tax Liabilities" means those certain liabilities relating to Taxes for the Pre-Closing Tax Period described on Exhibit E.

"Stock Tracking Unit Agreements" means the Stock Tracking Unit Agreements between the Company and each person set forth on Annex A, issued pursuant to and in accordance with the Grand Design RV, LLC Incentive Compensation Stock Tracking Unit Plan.

"Straddle Period" means any period for Taxes beginning on or before and ending after the Closing Date.

"Subsidiary" means, with respect to any Person, any entity of which it owns at least 50% of the capital stock or other equity or similar interests, the holders of which have ordinary voting power to elect a majority of the board of managers or other Persons performing similar functions are at any time.

"Target Working Capital" means $16,500,000.

"Tax" or "Taxes" means any and all federal, state, local or foreign taxes of any kind, or charges in the nature of taxes, including all income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, registration, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unclaimed property or escheat obligation, customs, duties, environmental, unemployment, disability, excise, severance, stamp, occupation, premium, property, transfer, alternative or add-on minimum, estimated, or other taxes (together with any and all interest, penalties, fines, additions to tax or additional amounts with respect thereto, including, without limitation, any penalties resulting from the failure to file or timely file a Tax Return), whether disputed or not, and obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

"Tax Return" means any and all returns, declarations, reports, information returns or statements, elections and any other documents filed or required to be filed with respect to any Tax (including any schedule or attachment thereto and any amendment thereof, and including Treasury Form TD F 9-22.1, FinCEN Report 114 and similar forms).

"Taxing Authority" means the IRS or any Governmental Entity exercising any authority to impose, assess or collect any Tax or any other authority exercising Tax regulatory authority.

"Transaction Deductions" means, without duplication, Tax deductions allowed under Law related to (i) the compensation expense and related employer's portion of payroll and employment taxes of the Company resulting from any payments paid to employees, officers or directors of the Company as a result of or in connection with the consummation of the transactions contemplated hereby and paid by the Company at or prior to Closing or accrued as a liability of the Company as of the Closing, (ii) any prepayment penalties or premiums payable on Closing Date Indebtedness, (iii) the amount of all capitalized and unamortized financing costs of the Company existing immediately prior to the Closing, and (iv) all Seller Expenses not otherwise described in clauses (i), (ii) or (iii) of this definition that are properly deductible for federal income Tax purposes.

"Willful Breach" means a material breach that is a consequence of an intentional act or intentional omission to act undertaken by the breaching party with the actual knowledge that the taking of such act or failure to act would, or would be reasonably expected to, cause a breach of this Agreement.

Section 1.2 **Other Defined Terms**. Each of the following terms is defined in the Section set forth opposite such term:

2013 Financial Statements	Section 3.4(a)
Accounting Firm	Section 2.6(b)(ii)
Accounting Principles	Section 2.6(e)
Acquired Companies	Recital
Action	Section 3.9
Adjustment Escrow Amount	Section 2.3(a)(ii)
Agreement	Preamble
Alternative Debt Commitment Letter	Section 6.11(c)
Alternative Financing	Section 6.11(c)
Ancillary Documents	Section 3.3
Audited Financial Statements	Section 3.4(a)
Bank Accounts	Section 3.25(b)
Blocker	Recital
Blocker Interests	Recital
Blocker Seller	Preamble
Buyer	Preamble
Buyer Related Parties	Section 8.2(c)
Buyer Termination Fee	Section 8.2(b)
Closing	Section 2.4
Closing Date	Section 2.4
Closing Statement	Section 2.6(b)(i)
Company	Preamble
Company Insurance Policies	Section 3.15
Company Intellectual Property	Section 3.13(b)
Company Interests	Recitals
Designated Contacts	Section 6.3
Equity Agreements	Recitals
Escrow Account	Section 2.3(a)(ii)
Escrow Agent	Section 2.3(a)(ii)
Escrow Agreement	Section 2.3(a)(ii)
Estimated Closing Statement	Section 2.6(a)
Estimated Purchase Price	Section 2.6(a)
Final Purchase Price	Section 2.6(d)(i)
Financial Statements	Section 3.4
Foreign Competition Laws	Section 6.6(a)
Guaranteed Obligations	Section 10.21
Indemnitee	Section 6.7(a)
Information Systems	Section 3.13(d)
Interim Financial Statements	Section 3.4(a)
Latest Balance Sheet	Section 3.4(a)
Leased Real Property	Section 3.17(b)
Lender	Section 1.1
Lock-up Letter	Recitals
Material Contracts	Section 3.7(a)
Material Permits	Section 3.10

ARTICLE II
PURCHASE AND SALE

Section 2.1 **<u>Restructuring</u>**. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing and immediately prior to the Purchase, the Sellers, the Blocker, and the Company shall complete the Restructuring in accordance with <u>Section 6.10</u>.

Section 2.2   **Sale of Purchased Interests**. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing and immediately following the Restructuring, Buyer will (i) purchase from the Sellers, and the Sellers will sell to Buyer, all of the Company Interests owned by the Sellers, and (ii) purchase from Blocker Seller, and Blocker Seller will sell to Buyer, all the Blocker Interests owned by Blocker Seller (collectively, the "Purchase"), in exchange for the consideration set forth in this Article II.

Section 2.3   **Payment of the Purchase Price**.

(a)   Payment of the Closing Cash Consideration. On the Closing Date, Buyer shall pay the Closing Cash Consideration as follows:

(i)   Pay to each Seller his, her or its pro rata share of the Closing Cash Consideration (less such Seller's pro rata share of the Adjustment Escrow Amount and Seller Reserve Amount), as determined in accordance with the Payment Schedule, by wire transfer of immediately available funds into an account designated in writing by such Seller not less than three (3) Business Days prior to the Closing Date.

(ii)   Deposit $7,000,000.00 (the "Adjustment Escrow Amount") into an escrow account (the "Escrow Account") to be established and maintained by JP Morgan Chase Bank, NA (the "Escrow Agent") as of the Closing Date pursuant to an escrow agreement, substantially in the form attached hereto as Exhibit B (the "Escrow Agreement"). The Escrow Agreement will be entered into on the Closing Date by Sellers' Representative, Buyer and the Escrow Agent and the Adjustment Escrow Amount will serve as security for and a source of all or part (as the case may be) of payment of the Sellers' obligations pursuant to Section 2.6(d)(ii), if any.

(iii)   Repay, or cause to be repaid, on behalf of the Company, the Closing Indebtedness described on Schedule 2.3(a)(iii). At least three (3) Business Days prior to the Closing Date, the Company shall deliver to Buyer the Payoff Letters, in form and substance reasonably satisfactory to Buyer, and wire instructions indicating the amount required to discharge in full such Closing Indebtedness as of such estimated Closing Date for the transactions contemplated by this Agreement plus, if applicable, a per diem amount for any days that the Closing Date occurs after such estimated Closing Date.

(iv)   Pay, on behalf of the Company, all Closing Seller Expenses. At least three (3) Business Days prior to the Closing Date, the Company shall deliver to Buyer, for each Person owed Seller Expenses, a payoff letter or invoice, in form and substance reasonably satisfactory to Buyer, and wire instructions indicating the amount required to discharge in full the Closing Seller Expenses owed to that Person as of the mutually agreed estimated Closing Date. The parties acknowledge that the Closing Seller Expenses are obligations of the Company and the Sellers, incurred on or before the Closing Date, and nothing in this Agreement shall be deemed to make them obligations of Buyer. Payment of such Closing Seller Expenses by Buyer, on behalf of the Company, on the Closing Date is being made for convenience only.

(v)   Pay to Sellers' Representative the Seller Reserve Amount by wire transfer of immediately available funds into an account designated in writing by Sellers' Representative not less than three (3) Business Days prior to the Closing Date.

(b)   Payment of the Closing Stock Consideration. On the Closing Date and in accordance with the Payment Schedule, Parent shall issue and deliver to the Sellers, in the applicable Seller's name, in book entry, the Closing Stock Consideration, as determined in accordance with the Payment Schedule (which the Sellers agree shall be provided to each Seller pro rata and in the case of RDB, the RDB Shareholders agree shall be provided to the RDB Shareholders in equal one-third amounts), free and clear of all Liens (other than those arising under securities Laws and pursuant to the Equity Agreements). For the avoidance of doubt, the issuance of the Closing Stock Consideration to the RDB Shareholders is for convenience only and for Tax and all other purposes hereunder, the Closing Stock Consideration will be treated as having been paid to RDB and then distributed by RDB to the RDB Shareholders.

Section 2.4   **Closing of the Transactions Contemplated by this Agreement**. The closing of the transactions contemplated by this Agreement (the "Closing") will take place at 9:00 a.m. Eastern time, on the third Business Day after satisfaction (or waiver) of the conditions set forth in Article VII (other than those conditions to be satisfied by the delivery of documents or taking of any other action at the Closing by any Party) at the offices of Weil, Gotshal & Manges, 100 Federal Street, 34th Floor, Boston, Massachusetts 02110, unless another time, date or place is agreed to in writing by Buyer and Sellers' Representative. The date of the Closing is referred to herein as the "Closing Date." Notwithstanding the foregoing, (a) if the Marketing Period shall not have been completed by the time of the satisfaction or waiver of all of the conditions set forth in Article VII (other than conditions that by their nature are to be satisfied at the Closing), the Closing shall occur on the earlier to occur of (i) a date during the Marketing Period specified by Buyer on no less than three (3) Business Days' notice to the Company and (ii) the Business Day immediately following the last day of the Marketing Period (subject, in each case, to the satisfaction or waiver of all of the conditions set forth in Article VII (other than conditions that by their nature are to be satisfied at Closing) and (b) in no event shall Buyer be required to complete the Closing and consummate the transactions contemplated hereby prior to November 7, 2016.

Section 2.5   **Deliveries at the Closing**.

(a)   Deliveries by the Sellers. At the Closing, the Sellers or Sellers' Representative, as applicable, will deliver or cause to be delivered to Buyer:

(i)   one or more instruments transferring the Purchased Interests, in substantially the forms attached hereto as Exhibit A;

(ii)   written resignations from each of the officers, directors and managers of each Acquired Company;

(iii)   the Escrow Agreement duly executed by Sellers' Representative;

(iv)   a duly completed and executed certificate of the Blocker dated as of the Closing Date to the effect that an interest in the Blocker is not and has not been a "United States real property interest" during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code and proof reasonably satisfactory to Buyer that the Blocker has provided notice of such certification to the IRS in accordance with the provisions of Treasury Regulations Section 1.897-2(h);

(v)   a duly completed and executed certificate of the Company dated as of the Closing Date pursuant to Treasury Regulations Section 1.1445-11T(d)(2) to the effect that (i) fifty percent (50%) or more of the value of the gross assets of the Company do not consist of "United States real property interests" as defined in Section 897(c) of the Code, or (ii) ninety percent or more of the value of the gross assets of the Company do not consist of "United States real property interests" as defined in Section 897(c) of the Code plus cash or cash equivalents;

(vi)   the officer's certificate provided for in Section 7.2(e);

(vii)   a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of the Company certifying (A) that attached thereto are true and complete copies of all resolutions adopted by the Board of Managers of the Company authorizing the execution, delivery and performance of this Agreement and the other Ancillary Documents to which the Company is party and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby, (B) the names and incumbency of the Company's officers who are empowered to execute the foregoing documents for and on behalf of the Company, and (C) the authenticity of the attached copies of the Governing Documents of the Company, which, with respect to the certificate of formation or equivalent Governing Document, shall be certified by the applicable Secretary of State;

(viii)   the Payoff Letters and invoices related to (A) the payment of Closing Indebtedness described on Schedule 2.3(a)(iii) and to be paid pursuant to Section 2.3(a)(iii) and (B) the payment of Seller Expenses pursuant to Section 2.3(a)(iv); and

(ix)   written evidence of the termination of each of the Contracts set forth on Schedule 2.5(a)(ix).

(b)   Deliveries by Buyer. At the Closing, Buyer or Parent, as applicable, will deliver or cause to be delivered to Sellers' Representative:

(i)   the Closing Cash Consideration in accordance with the provisions set forth in Section 2.3(a);

(ii)   evidence the Closing Stock Consideration has been issued pursuant to Section 2.3 (b);

(iii)   a copy of the Escrow Agreement duly executed by Buyer;

(iv)   the officer's certificate provided for in Section 7.3(c); and

(v)   a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of the Buyer certifying (A) that attached thereto are true and complete copies of all resolutions adopted by the Board of Directors of the Buyer authorizing the execution, delivery and performance of this Agreement and the other Ancillary Documents to which the Buyer is party and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby.

Notwithstanding anything in this Agreement to the contrary, all adjustments with respect to the Closing Cash and Closing Indebtedness (or estimates thereof) under this Agreement, in each case, of the

Blocker, shall be allocated solely to the respective equityholders of the Blocker, such allocation to be reflected on the Payment Schedule.

Section 2.6 **Purchase Price**.

(a) Estimated Purchase Price. No later than three Business Days prior to the Closing, Sellers' Representative will deliver to Buyer (i) a statement (the "Estimated Closing Statement") setting forth the Sellers' good faith estimates of the amounts of Closing Working Capital, Closing Cash, Closing Indebtedness, Specified Pre-Closing Tax Liabilities and Closing Seller Expenses, together with a calculation of the Purchase Price (the "Estimated Purchase Price") based on such estimates, and (ii) a schedule (the "Payment Schedule") setting forth (A) each Seller's pro rata share of the Estimated Purchase Price, the Adjustment Escrow Amount and the Seller Reserve Amount, (B) the amount of the Closing Cash Consideration due to each Seller and the accounts to which the Closing Cash Consideration shall be paid by Buyer to each Seller at the Closing and (C) the amount of the Closing Stock Consideration due to each Seller, in each case taking into account the purchase price paid by the Buyer to each Seller for such Seller's respective Company Interests as described on Schedule 2.6(a). The Estimated Closing Statement and the determinations and calculations contained therein will be prepared in accordance with this Agreement, including the Accounting Principles. Prior to the Closing, Buyer shall have an opportunity to review the Estimated Closing Statement and the Sellers' Representative shall consider any comments made thereto by the Buyer in good faith. For the avoidance of doubt, Buyer and its Affiliates shall have no liability for any allocation of the Purchase Price among the Sellers as set forth in the Payment Schedule and each Seller confirms that the Payment Schedule reflects the agreed upon distribution of the Closing Cash Consideration among the Sellers regardless of any inconsistencies with the Company's Governing Documents.

(b) Determination of Final Purchase Price.

(i) As soon as reasonably practicable, but no later than 75 days after the Closing Date, Buyer will prepare and deliver to Sellers' Representative a statement (the "Closing Statement") setting forth Buyer's good faith determination of the actual amounts of Closing Working Capital, Closing Cash, Closing Indebtedness, Specified Pre-Closing Tax Liabilities and Closing Seller Expenses, together with a calculation of the Purchase Price based on such amounts. The Closing Statement and the determinations and calculations contained therein will be prepared in accordance with this Agreement, including the Accounting Principles.

(ii) Within 30 days following receipt by Sellers' Representative of the Closing Statement, Sellers' Representative may deliver a written notice (an "Objection Notice") to Buyer of any dispute they have with respect to the preparation or content of the Closing Statement. Any amount, determination or calculation contained in the Closing Statement and not disputed in a timely delivered Objection Notice will be final, conclusive and binding on the Parties, absent manifest error. If Sellers' Representative does not deliver an Objection Notice with respect to the Closing Statement within such 30-day period, or if Sellers' Representative notifies Buyer in writing prior to the end of such period that Sellers' Representative waives its right to dispute the Closing Statement, then the Closing Statement will be final, conclusive and binding on the Parties, absent manifest error. If an Objection Notice is timely delivered within such 30-day period, Buyer and Sellers' Representative will negotiate in good faith to resolve each dispute raised therein (each, an "Objection"). If Buyer and Sellers' Representative, notwithstanding such good faith efforts, fail to resolve all Objections within 15 days after Sellers' Representative delivers an Objection Notice, then Buyer and Sellers' Representative will jointly engage the dispute resolution group of a nationally recognized accounting firm mutually selected by the Parties, acting reasonably (the "Accounting Firm") to resolve such disputes (acting as an expert and not an arbitrator) in accordance with this Agreement (including the Accounting Principles) as soon as practicable thereafter. At or prior to such engagement, each Party shall submit to the Accounting Firm such Party's computation of the Purchase Price, based on such Party's position with respect to the matters that are the subject of the Objections (such Party's "Proposed Resolution"). The objective of the selection of the Accounting Firm is to retain a competent party with individuals within such organization who have expertise in resolving disputes of the nature contemplated in this Section 2.6(b) and which Accounting Firm does not have to the extent possible a material relationship with Buyer, the Company or Sellers and which individuals do not have individual conflicts or material or prospective relationships with Buyer, the Company or Sellers. Buyer and Sellers' Representative will request that the Accounting Firm deliver a written report containing its calculation of the disputed Objections as soon as practicable. The Accounting Firm will only consider those items and amounts set forth in the Closing Statement or that Buyer or Sellers' Representative believes should be set forth in the Closing Statement, as the case may be, as to which Buyer and Sellers' Representative have disagreed within the time periods and on the terms specified above. The Accounting Firm must resolve the matter in accordance with the terms and provisions of this Agreement. The Accounting Firm will make its determination based on written submissions and/or presentations and supporting material provided by Buyer and Sellers' Representative and, at its election, pursuant to responses provided by Buyer and Sellers' Representative to inquiries posed by the Accounting Firm based on such written submissions and/or presentations and supporting material but not pursuant to its independent review. The Purchase Price finally determined by the Accounting Firm will not be greater than Sellers' Representative's Proposed Resolution or less than Buyer's Proposed Resolution. All Objections that are resolved between the Parties or are determined by the Accounting Firm will be final, conclusive and binding on the Parties, absent manifest error. The fees and expenses of the Accounting Firm will be apportioned by the Accounting Firm to Sellers' Representative (from the Seller Reserve Amount), on the one hand, and Buyer, on the other hand, as follows: (x) to Sellers' Representative, a portion of such total amount of fees and expenses equal to a fraction, the numerator of which is the excess (if any) of Sellers' Representative's Proposed Resolution over the Purchase Price finally determined by the Accounting Firm and the denominator of which is the difference between Sellers' Representative's Proposed Resolution and Buyer's Proposed Resolution, and (y) to Buyer, the remainder of such fees and expenses.

(c)   Access. Following Buyer's delivery of the Closing Statement, Buyer will, and will cause the Company to, make its financial records, accounting personnel and advisors relevant to the Closing Statement or calculations to be contained therein reasonably available to Sellers' Representative, its accountants and other representatives and the Accounting Firm at reasonable times during the review by Sellers' Representative and the Accounting Firm of, and the resolution of any Objections with respect to, the Closing Statement.

(d)   Adjustments.

(i)   If the Purchase Price as finally determined pursuant to Section 2.6(b) (the "Final Purchase Price") exceeds the Estimated Purchase Price, then not later than the fifth Business Day after the date on which the Final Purchase Price is finally determined, (A) Buyer and Sellers' Representative will deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to disburse to Sellers' Representative all of the Adjustment Escrow Amount (which such amount Sellers' Representative will pay to the Sellers in accordance with the Payment Schedule), and (B) Buyer will pay to Sellers' Representative such excess (which such amount Sellers' Representative will pay to the Sellers in accordance with the Payment Schedule) by wire transfer of immediately available funds.

(ii)   If the Final Purchase Price is less than the Estimated Purchase Price (the "Shortfall Amount"), then not later than the fifth Business Day after the date on which the Final Purchase Price is finally determined, Buyer and Sellers' Representative will deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to (A) if the Shortfall Amount is greater than or equal to the Adjustment Escrow Amount, disburse to Buyer all of the Adjustment Escrow Amount, and (B) if the Shortfall Amount is less than the Adjustment Escrow Amount, disburse to Buyer a portion of the Adjustment Escrow Amount equal to the Shortfall Amount and disburse to Sellers' Representative the remaining portion of the Adjustment Escrow Amount (which such amount Sellers' Representative will pay to the Sellers in accordance with the Payment Schedule).

(iii)   If the Final Purchase Price equals the Estimated Purchase Price, then not later than the fifth Business Day after the date on which the Final Purchase Price is determined Buyer and Sellers' Representative will deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to disburse to the Sellers' Representative all of the Adjustment Escrow Amount (which such amount Sellers' Representative will pay to Sellers in accordance with the Payment Schedule).

(e)   Accounting Principles. The Estimated Closing Statement, the Closing Statement and the determinations and calculations contained therein will be prepared and calculated on a consolidated basis for the Company in accordance with the same accounting principles, practices, procedures, policies and methods (with consistent classifications, judgments, inclusions, exclusions and valuation and estimation methodologies) used and applied by the Company in the preparation of the balance sheet contained in the Audited Financial Statements, except that such statements, calculations and determinations: (i) will not include any purchase accounting or other adjustment arising out of the consummation of the transactions contemplated hereby, and (ii) will follow GAAP as modified by the defined terms and methodologies contained in this Agreement (including, without limitation, Exhibit D) whether or not such terms or methodologies are consistent with GAAP and (iv) will calculate any reserves, accruals or other non-cash expense items on a pro rata (as opposed to monthly accrual) basis to account for a Closing that occurs on any date other than the last day of a calendar month (collectively, the "Accounting Principles").

(f)   Escrow Account. The Adjustment Escrow Amount shall be the sole recourse for Buyer and shall be used solely to satisfy any amounts owed to Buyer pursuant to Section 2.6(d)(ii), if any. Upon the final release of all of the Adjustment Escrow Amount pursuant to Section 2.6(d), the Escrow Agreement shall terminate. Any fees owed to the Escrow Agent shall be borne by Buyer and the indemnification obligations under the Escrow Agreement shall be borne 50% by Buyer and 50% by the Sellers. The Adjustment Escrow Amount shall be held in trust for the benefit of Buyer and the Sellers and shall be held and disbursed solely for the purposes and in accordance with the terms of this Agreement and the Escrow Agreement. In the event that the shortfall described in Section 2.6(d)(ii) is greater than the Adjustment Escrow Amount, Buyer shall have no recourse against any of the Sellers or any other Person for such difference.

Section 2.7   **Purchase Price Allocation**
          .

(a)   Tax Characterization. For U.S. federal income Tax purposes (and applicable state and local income Tax purposes), except as required by Law, the Parties will treat the transactions contemplated by this Agreement as a purchase by Buyer and a sale by the Sellers of shares of corporate stock (with respect to the Blocker Interests) and interests in a partnership (with respect to the Purchased Interests other than the Blocker Interests), and the parties will not take any position inconsistent therewith, except as otherwise required by Law.

(b)   Allocation. The Sellers and Buyer shall allocate (i) the Purchase Price among the shares of corporate stock of the Blocker, and (ii) the portion of the purchase price (for Tax purposes) allocable to the Purchased Interests other than the Blocker Interests (including any liabilities assumed or taken subject to and treated as consideration for federal income Tax purposes) among the assets of the Company and, to the extent applicable, the Subsidiaries in accordance with Section 751 and Section 755 of the Code and the Treasury Regulations thereunder. Sellers and Buyer agree that the fair market value of the assets of the Company will be determined using the "residual method" for purposes of Section 1060 of the Code and Section 1.338-6(b) of the Treasury Regulations; provided, however, that the parties need not agree on the fair market value of the assets of the Company and shall each be entitled to take any reasonable position with respect thereto, except for any covenants not to compete within the meaning of Section 197 of the Code and the Treasury Regulations thereunder, the fair market value of which shall be determined by Buyer in its reasonable discretion, provided that such value shall not exceed $5,000,000. Within one-hundred and twenty (120) days of the Closing Date, Buyer shall deliver to the Sellers' Representative a written statement of its determination of the portion of the purchase price allocable to any covenants not to compete and Buyer and Sellers agree to file all income Tax Returns and prepare all financial statements consistently with such determination.

Section 2.8   **Withholding**. Notwithstanding anything to the contrary in this Agreement, the Acquired Companies, the Escrow Agent, and Buyer shall be entitled to deduct and withhold from any amounts otherwise payable to any Person pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payments under any Tax Laws. The withheld amounts shall be paid over to the appropriate Taxing Authority and treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. No later than five (5) Business Days before Closing, Buyer shall notify the Sellers if it believes any such withholding will be required other than withholding for payroll Taxes with respect to compensatory payments in connection with the transactions contemplated by this Agreement, and Buyer and the Sellers shall cooperate in good faith to reduce the amount of, or eliminate the necessity for, such withholding.

ARTICLE III
REPRESENTATIONS AND WARRANTIES RELATED TO THE COMPANY

Contemporaneously with the execution and delivery of this Agreement, the Company has delivered the Schedules to Buyer. Any exception, qualification, limitation, document or other item described in any provision, subprovision, section or subsection of any section of the Schedules with respect to a particular representation, warranty or covenant contained in this Agreement shall be deemed to be an exception or qualification with respect to all other representations, warranties and covenants contained in this Agreement to the extent that it is reasonably apparent that such exception, qualification, limitation, document or other item is applicable to such other representations, warranties and covenants. Nothing in the Schedules shall broaden the scope of any representation, warranty or covenant of the Sellers or the Company contained in this Agreement. The inclusion of any information in the Schedules (or any update thereto) shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material to the Company's business, has resulted in or would result in a Material Adverse Effect or is outside the ordinary course of business. Except as set forth in the Schedules, the Company hereby represents and warrants to Buyer as follows:

Section 3.1 **Organization and Qualification**.

(a) The Company is a limited liability company duly organized and validly existing under the laws of its jurisdiction of formation. The Company has the requisite limited liability company entity power and authority to own, lease and operate its material properties, rights and assets and to carry on its businesses as presently conducted.

(b) The Company is duly qualified or licensed, as applicable, to transact business and is in good standing (if applicable) in each jurisdiction in which the property, rights and assets owned, leased or operated by it, or the nature of the business conducted by it, makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not reasonably be expected to individually or in the aggregate have a Material Adverse Effect.

Section 3.2 **Capitalization**.

(c) All of the Purchased Interests are duly authorized, validly issued and are fully paid. As of the Closing Date (following the Restructuring), all of the outstanding equity interests of each Acquired Company will be owned by the Persons and in the amounts set forth on Schedule 3.2(a). Except as set forth on Schedule 3.2(a), there are no other Equity Rights in any of the Acquired Companies issued, reserved for issuance or outstanding.

(d) The Company does not currently have and, except as set forth on Schedule 3.2(b), never has had any Subsidiaries.

(e) Except as set forth on Schedule 3.2(c), there are not any options, warrants, rights, convertible or exchangeable securities, "phantom" equity rights, equity appreciation rights, equity-based performance units or Contracts to which the Company is a party or by which it is bound (i) obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional Equity Rights in, or any security convertible or exercisable for or exchangeable into any Equity Rights in, the Company, (ii) obligating the Company to issue, grant, extend or enter into any such option, warrant, right, security, Contract or commitment or (iii) obligating the Company to make any payment based on the value of any Purchased Interest. There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any Equity Rights of the Company. Except as set forth on Schedule 3.2(c), the Purchased Interests are not subject to any voting trust agreement or other Contract, including any Contract restricting or otherwise relating to the voting, dividend rights or disposition of such Purchased Interests.

Section 3.3 **Authority**. The Company has the requisite limited liability company power and authority to (a) execute and deliver this Agreement and each other agreement, document, instrument and/ or certificate contemplated by this Agreement to be executed in connection with the transactions contemplated hereby (the "Ancillary Documents"), (b) consummate the transactions contemplated hereby and by the Ancillary Documents and (c) perform its obligations hereunder and thereunder, to the extent the Company is or will be a signatory thereto. The execution and delivery of this Agreement and each Ancillary Document to which the Company is or will be a party, the consummation of the transactions contemplated hereby and thereby and the performance of the Company's obligations contemplated hereunder and thereunder have been duly authorized by all necessary limited liability company action on the part of the Company. This Agreement has been (and the execution and delivery of each of the Ancillary Documents to which the Company is required to be a signatory will be) duly and validly executed and delivered by the Company and constitute a valid, legal and binding agreement of the Company (assuming that this Agreement has been and the Ancillary Documents to which the Company is required to be a signatory will be duly and validly authorized, executed and delivered by Buyer, where applicable), enforceable against the Company in accordance with their terms, except (y) to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting the enforcement of creditors' rights generally and (z) that the availability of equitable remedies, including specific performance, is subject to the discretion of the court before which any proceeding thereof may be brought.

Section 3.4   **Financial Statements**.

(a)   Attached hereto as <u>Schedule 3.4</u> are correct and complete copies of the following financial statements (such financial statements, the "<u>Financial Statements</u>"): (i) the unaudited balance sheet of the Company as of December 31, 2013 and the related consolidated statements of income, statements of members' equity and cash flows of the Company for the twelve (12) month period then ended (the "<u>2013 Financial Statements</u>"), (ii) the audited balance sheets of the Company as of December 31, 2014 and December 31, 2015, and the related consolidated statements of income, statements of members' equity and of cash flows of the Company for the twelve (12) month periods then ended (the "<u>Audited Financial Statements</u>"); and (iii) the unaudited balance sheet of the Company as of August 31, 2016 (the "<u>Latest Balance Sheet</u>") and the related consolidated statements of income, statements of members' equity and cash flows of the Company for the eight-month period then ended (the "<u>Interim Financial Statements</u>"). Each of the Financial Statements (including the notes thereto, if any) has been prepared in accordance with GAAP consistently applied with the past practices of the Company and fairly presents in all material respects the financial position, results of operations, members' equity and cash flows of the Company as at the dates and for the periods indicated therein, subject, in the case of the 2013 Financial Statements and the Interim Financial Statements, to normal, recurring, year-end adjustments and the absence of notes which are not material individually or in the aggregate.

(b)   The Company maintains and complies in all material respects with a system of accounting controls sufficient to provide reasonable assurances (i) that transactions are executed with management's authorization, (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP. Since the Reference Date, neither the Company nor the Company's independent registered accountant has identified or been made aware of: (1) any significant deficiency or material weakness in the design or operation of internal controls over financial reporting used by the Company; (2) any illegal act or fraud, whether or not material, that involves the management or other employees of the Company; or (3) any claim or allegation regarding any of the foregoing.

(c)   Except as set forth on <u>Schedule 3.4(c)</u>, the Company does not have any liability or obligation of any kind or nature (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due) other than any such liabilities (1) reflected in the Financial Statements; (2) incurred since the date of the Latest Balance Sheet in the ordinary course of business; (3) for Seller Expenses; (4) for Indebtedness; (5) liabilities arising out of future non-monetary performance obligations under any Contract (excluding any liability or obligation arising, directly or indirectly, as a result of or in connection with any breach of any Contract, breach of warranty, tort, infringement or violation of any Law or any legal, administrative or other proceeding or governmental investigation).

(d)   Schedule 3.4(d) lists (a) all Indebtedness of the Company (other than Indebtedness to be repaid at Closing, all of which is listed on Schedule 2.3(a)(iii), or otherwise to be taken into account in the determination of the Purchase Price) and (b) all Seller Expenses (other than Seller Expenses to be paid at Closing or otherwise taken into account in the determination of the Purchase Price).

Section 3.5   **Consents and Approvals; No Violations**. Assuming the truth and accuracy of the representations and warranties of Buyer set forth in Section 5.3, no material notices to, filings with, or authorizations, consents or approvals of any Person or Governmental Entity are necessary for the execution, delivery or performance by the Company of this Agreement or the Ancillary Documents to which the Company is or will be a signatory or the consummation by the Company of the transactions contemplated hereby, except for (i) compliance with and filings under the HSR Act, and (ii) such filings as may be required by any applicable federal or state securities, takeover or "blue sky" laws and (iii) those that may be required as a result of any facts or circumstances relating to Buyer or any of its Affiliates. Neither the execution, delivery or performance by the Company of this Agreement or the Ancillary Documents to which the Company is or will be a signatory nor the consummation by the Company of the transactions contemplated hereby or thereby will (a) conflict with or result in any material breach of any provision of the Company's Governing Documents, (b) result in a violation or breach of, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration), or result in the loss of any right or benefit under, or require the consent of any Person and/ or payment of additional fees to allow the Company to continue to enjoy its rights and benefits under any of the terms, conditions or provisions of any Material Contract to which it is a party or any Material Permit it holds, (c) violate any Order or Law of any Governmental Entity having jurisdiction over the Company or any of its properties or assets or (d) except as contemplated by this Agreement or with respect to Permitted Liens, result in the creation of any Lien upon any of the properties, rights or assets of the Company.

Section 3.6   **Assets**.

(a)   The Company has good and valid title to all of the assets owned by it, including such owned assets reflected in the Latest Balance Sheet (except for assets sold since the date of the Latest Balance Sheet in the ordinary course of business consistent with past practice). Such owned assets are held free and clear of all Liens other than Permitted Liens.

(b)   All material tangible personal property owned or leased by the Company is in such working condition and state of repair sufficient to permit the use of such personal property as used in its business as currently conducted (ordinary maintenance, wear and tear excepted).

(c)   The material assets owned or leased by the Company comprise all of the material assets of the Company that are used in the conduct of its business, and are sufficient to conduct such business, in all material respects.

Section 3.7   **Material Contracts**.

(a)   Except as set forth on Schedule 3.7(a) (collectively with the Material Real Property Leases, the "Material Contracts") and except for this Agreement, as of the date of this Agreement, the Company is not a party to or bound by any:

(i)   material Contract (other than purchase orders in the ordinary course of business) with any Top Customer, Top Supplier or Top Dealer;

(ii)   Contract (other than those listed in clause (i)) that involves the performance of services or delivery of goods or materials by the Company that (A) is reasonably expected to result in revenue to the Company after the date hereof in excess of $500,000 in the 12-month period following the Closing Date (other than open purchase orders made in the ordinary course of business) or (B) has a stated term in excess of 12 months following the Closing Date;

(iii)   Contract (other than those listed in clause (i)) that involves the performance of services or delivery of goods or materials to the Company that (A) is reasonably expected to result in expenditures by the Company after the date hereof in excess of $500,000 in the 12-month period following the Closing Date (other than open purchase orders made in the ordinary course of business) or (B) has a stated term in excess of 12 months following the Closing Date;

(iv)   Contract with any officer, individual employee or independent contractor on a full time, part time, consulting or other basis providing annual compensation in excess of $200,000, including contracts with respect to employment, severance, separation, change in control, retention or similar arrangements for the provision of services to the Company on a full-time or part-time basis;

(v)   Contract relating to Indebtedness or letters of credit or involving any Lien (other than Permitted Liens) on any asset of the Company;

(vi)   Contract under which the Company is a lessee of or holds or operates any tangible property (other than real property), owned by any other Person, except for any Contract under which the aggregate annual rental payments do not exceed $500,000;

(vii)   Contract under which the Company is lessor of or permits any third party to hold or operate any tangible property (other than real property), owned or controlled by the Company, except for any Contract under which the aggregate annual rental payments do not exceed $500,000;

(viii) partnership or joint venture agreement involving a sharing of profits, losses, costs or liabilities by the Company with any other Person;

(ix)   Contract relating to Intellectual Property other than non-exclusive commercially available software licenses granted to the Company with aggregate annual fees of less than $100,000;

(x)   Contract limiting the right of the Company to engage in any line of business or compete with any Person in any line of business or in any geographic area;

(xi)   Contract (A) granting any Person the exclusive rights to license, market, distribute, sell or deliver any Company product, (B) requiring the Company to exclusively sell, lease or distribute products of any Person, (C) requiring the Company to exclusively source materials or products, (D) that contains "most favored nation" provisions, or (E) that contains minimum purchase or minimum sale obligations equal to or in excess of $250,000 per year;

(xii)   Contract with any labor union to which the Company is a party;

(xiii)   Contract that relates to a settlement of any Action under which the Company has any continuing liability in excess of $100,000;

(xiv)   Contract with any distributor, sales representative, sales agent, dealer, franchisee or agency (other than those listed in clause (i));

(xv)   Contract with a Governmental Entity; or

(xvi)   Contract that relates to (A) the disposition or acquisition of material assets or properties by the Company in excess of $500,000, or (B) any merger or business combination with respect to the Company and that, in the case of clauses (A) and (B), under which any of the parties thereto have remaining financial obligations (other than indemnification obligations for which no claim is currently outstanding).

(b)   Each Material Contract is a valid and binding obligation of the Company, enforceable in accordance with its terms and conditions, subject to Laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of Law governing specific performance, injunctive relief and other equitable remedies. To the Knowledge of the Company, neither the Company nor any other party to such Material Contract is in material breach or default under such Material Contract, and no event has occurred which, with the passage of time or the giving of notice or both, would constitute a material default or breach under any Material Contract.

Section 3.8   **Absence of Changes**. During the period beginning on the date of the Latest Balance Sheet and ending on the date of this Agreement,

(a)   the Company has conducted its business only in the ordinary course;

(b)   there has not been any event, change, occurrence or circumstance that has had or would reasonably be expected to have a Material Adverse Effect; and

(c)   the Company has not:

(i)   sold, assigned, transferred, leased or licensed any material assets except for fair consideration in the ordinary course of business;

(ii)   entered into any Contract either involving more than $250,000 or outside the ordinary course of business;

(iii)   accelerated, terminated, modified or cancelled any Contract either involving more than $250,000 or outside the ordinary course of business (or had any other party thereto take such action);

(iv)   imposed or granted any Lien (other than Permitted Liens) on any of its assets;

(v)   made any capital expenditures or commitments therefore either involving more than $100,000 (individually or in the aggregate) or outside the ordinary course of business;

(vi)   made any capital investment in, any loan to or any acquisition of the securities or other assets of any Person either involving more than $100,000 (individually or in the aggregate) or outside the ordinary course of business, including, without limitation, the repurchase of inventory sold to its customers;

(vii)   incurred any Indebtedness;

(viii)   delayed or postponed the payment of accounts payable or other liabilities outside the ordinary course of business;

(ix)   cancelled, compromised, waived or released any right or claim either involving more than $100,000 (individually or in the aggregate) or outside the ordinary course of business;

(x)   sold, assigned, transferred or licensed any Intellectual Property outside the ordinary course of business;

(xi)   issued, sold or transferred any membership interests, securities convertible into its membership interests, warrants, options or other rights to acquire its membership interests or any bonds or debt securities;

(xii)   declared or made any payment or distribution of cash or other property to its members with respect to its membership interests or purchased or redeemed any of its membership interests;

(xiii)   experienced any material damage, destruction or loss to its assets (whether or not covered by insurance);

(xiv)   made any changes in any employee compensation, benefits, severance or termination agreement other than routine salary increases in the ordinary course of business;

(xv)   received any notice or other indication from any customer (whether formal or informal) with respect to any warranty claims, termination of contracts or work orders or disputes as to amounts billed in excess of $100,000;

(xvi)   made any material Tax election, changed its annual accounting period, adopted or changed any accounting method, filed any amended Tax Return, entered into any closing agreement, settled any Tax claim or assessment, surrendered any right to claim a refund of Taxes, consented to any extension or waiver of the limitations period applicable to any Tax claim or assessment, or taken any similar action relating to the filing of any Tax Return or the payment if any Tax; or

(xvii)   agreed to do any of the foregoing.

Section 3.9   **Litigation**. As of the date of this Agreement and except as set forth on Schedule 3.9, (a) there is no material suit, litigation, arbitration, claim, action, investigation or proceeding (collectively, "Action") pending against the Company or, to the Company's Knowledge, threatened in writing against the Company or any of its managers or officers (in such capacity) and, since the Reference Date, there has been no such material Action and (b) neither the Company nor its managers or officers (in such capacity) is subject to any outstanding Order. To the Company's Knowledge, Schedule 3.9 lists all material investigations, audits, inquiries or other administrative proceedings involving the Company since the Reference Date.

Section 3.10 **Permits; Compliance with Applicable Law**.

(a)   The Company holds all material permits, licenses, approvals, certificates and other authorizations of and from all, and has made all declarations and filings with, Governmental Entities necessary for the lawful conduct of its business as presently conducted (the "Material Permits"), the Material Permits are in full force and effect, and, except for past violations for which the Company is not subject to any current liability, the Company is and has been in compliance with the Material Permits.

(b)   As of the date of this Agreement, the Company is and since the Reference Date has been in material compliance in with all applicable Laws and Orders and the Company has not received written notice of any material violation of any Laws.

(c)   To the extent that the Company has marketed or offered for sale in commerce any Product since the Reference Date with a "Made in America" or "Made in the USA" label, or made any other express or implied claim that a product is Made in the USA, the Company has complied with the U.S. Federal Trade Commission's Enforcement Policy Statement on U.S. Origin Claims (issued December 1, 1997).

Section 3.11 **Employee Plans**.

(a)   Schedule 3.11(a)(i) lists all Employee Benefit Plans.

(i)   With respect to each Employee Benefit Plan, copies of the following documentation, to the extent applicable, have been made available to Buyer: (i) the plan document and all amendments thereto, and with respect to any unwritten Employee Benefit Plan, a written description thereof, and any related trust documents, insurance policies or other funding arrangement; (ii) the most recent summary plan description and any material written communication with participants, including any commitments as to any new Employee Benefit Plan or modification to any existing Employee Benefit Plan; (iii) for the most recent plan year for which the deadline for filing such form has expired, the IRS Form 5500 and all applicable attachments; (iv) the most recent financial statements; (v) the most recent IRS determination letter (or opinion letter) or request for such determination letter (or opinion letter), as applicable; (vi) any material associated administrative and investment or investment advisory agreements; and (vii) any material written communications between the Acquired Companies and any federal or state agency since January 1, 2013.

(ii)   No Employee Benefit Plan provides health or other welfare benefits to former employees, directors or independent contractors of the Company or any Subsidiary other than health continuation coverage pursuant to COBRA and at the sole premium cost of the employee or former employee.

(iii)   Each Employee Benefit Plan has been maintained and administered in compliance in all material respects with the applicable requirements of the written documents governing such Employee Benefit Plan, ERISA, the Code and any other applicable Laws. Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS or is the subject of a favorable opinion letter from the IRS on the form of such Employee Benefit Plan and there are no facts or circumstances that would be reasonably likely to adversely affect the qualified status of any such Employee Benefit Plan. No Employee Benefit Plan is subject to the provisions of foreign Laws or regulations or provides benefits or compensation to any Person who resides or provides services primarily outside of the United States.

(iv)   Each Employee Benefit Plan that is a nonqualified deferred compensation plan subject to Section 409A of the Code is in compliance in all material respects, in form and operation, with the applicable requirements of Section 409A of the Code, the regulations thereunder and guidance provided by the IRS. No participant is entitled to a gross-up, make-whole or indemnification payment with respect to Taxes imposed under Section 409A of the Code or Section 4999 of the Code.

(v)   All contributions (including all employer contributions and employee salary reduction contributions), premiums, other payments or accruals for contributions, premiums, other payments or for incurred but not reported liabilities for all periods ending on or before the Closing Date have been paid on a timely basis as required by each Employee Benefit Plan, ERISA, the Code or any applicable Laws or accrued consistent with GAAP and past custom and practice with respect to each Employee Benefit Plan.

(vi)   Neither the Acquired Companies nor any ERISA Affiliate sponsors, maintains or contributes to or has any obligation to contribute to or has any liability under or with respect to any plan that is or was subject to Title IV or Section 302 of ERISA, Section 412 of the Code or Section 430 of the Code, a multiemployer plan (as defined in Section 3(37) of ERISA), a multiple employer plan (as defined in Section 413(c) of the Code), a multiple employer welfare arrangement (as defined in Section 3(40) of ERISA), or a self-insured welfare benefit plan. Neither the Company nor any ERISA Affiliate has incurred any unsatisfied withdrawal liability under Title IV of ERISA.

(vii)   Neither the Acquired Companies nor any ERISA Affiliate has engaged in any transaction with respect to any Employee Benefit Plan that would be reasonably likely to subject the Acquired Companies or Buyer to any Tax, fine, Lien or penalty (civil or otherwise) imposed by ERISA, the Code or other applicable Law. No action, suit, audit, proceeding, hearing, or investigation with respect to the administration or the investment of the assets of any such Employee Benefit Plan (other than routine claims for benefits) is pending or, to the Knowledge of the Company, threatened. To the Knowledge of the Company, there is no basis for any such action, suit, audit, proceeding, hearing, or investigation.

(viii)   Neither the Acquired Companies nor any ERISA Affiliate has any material liability, whether absolute or contingent, direct or indirect, including any obligations under any Employee Benefit Plan, with respect to any misclassification of a person as an independent contractor rather than as an employee or with respect to any employees "leased" from another entity. No person (including any leased employees (as defined in Section 414(n) of the Code) or independent contractors of the Acquired Companies and their respective Subsidiaries) who is not an employee of the Acquired Companies and its Subsidiaries is permitted to participate or participates in any Employee Benefit Plan.

(ix)   Neither the Acquired Companies nor any ERISA Affiliate has terminated or curtailed, since January 1, 2011, any employee benefit plan that would, if in existence on the Closing Date, constitute an Employee Benefit Plan.

(x)   The transactions contemplated by this Agreement (alone or in combination with any other event) will not (i) increase obligations or cause the acceleration of vesting in, or payment of, any benefits or other compensation under any Employee Benefit Plan and will not otherwise accelerate or increase any liability under or result in forfeiture of compensation or benefits under any Employee Benefit Plan, or (ii) result in payments under any Employee Benefit Plan that (A) would not be deductible under Section 280G of the Code or (B) would result in any excise Tax on any employee of the Acquired Companies or their respective Subsidiaries under Section 4999 of the Code or any other comparable Law.

(xi)   The Company is not a party to any contract that could result, separately or in the aggregate, in the payment of any "excess parachute payments" within the meaning of Section 280G of the Code.

Section 3.12   **Environmental Matters**.

(a)   The Company is in material compliance with and, since the Reference Date, has materially complied with all Environmental Laws, which compliance includes obtaining, maintaining and complying with all material permits, licenses and other authorizations required pursuant to Environmental Laws for the occupation of the Leased Real Property and the operation of its business, and no Action has been filed or commenced against the Company alleging any failure to so comply.

(b)   The Company has not received any notice from any Governmental Entity of any actual or alleged material violations or material liabilities, including any investigatory, remedial or corrective obligations, arising under Environmental Laws, which have not been fully resolved.

(c)   To the Company's Knowledge, there are no material liabilities (including any investigatory, corrective or remedial obligation) of the Company arising under or relating to any Environmental Laws, and there is no existing condition, situation or set of circumstances that could reasonably be expected to result in the Company incurring such a material liability.

(d)   To the Company's Knowledge, none of the following exists at any of the Company's present properties or facilities: (i) underground storage tanks, (ii) asbestos containing material in any form or condition, (iii) materials or equipment containing polychlorinated biphenyls, or (iv) landfills, surface impoundments, septic tanks, leach fields or disposal areas.

(e)   To the Company's Knowledge, the Company has not since the Reference Date generated, recycled, treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, manufactured, distributed, or released any Hazardous Materials and, to the Company's Knowledge, there are no Hazardous Materials present at the Leased Real Property, in each case, at concentrations in excess of those permitted under applicable Environmental Laws.

(f)   The Company has made available to Buyer true, correct and complete copies of all material environmental assessments and reports prepared for the Company and relating to the Company's past or current properties, facilities and operations.

Section 3.13   **Intellectual Property**
.

(a)   Schedule 3.13(a) lists, as of the date of this Agreement, the following Intellectual Property owned by the Company: (i) patents and patent applications, (ii) registered trademarks and applications to register trademarks, (iii) registered copyrights and applications to register copyrights, and (iv) all other registered Intellectual Property that is material to the business of the Company as it is currently conducted (the "Scheduled Intellectual Property"). The Scheduled Intellectual Property is subsisting and unexpired, and to the Company's Knowledge, valid and enforceable. All registrations and applications relating to any material Scheduled Intellectual Property have been properly made and filed in all material respects, and all annuity, maintenance, renewal and other fees relating to such material registrations or applications have been timely paid.

(b)   The Company has not infringed or misappropriated, and is not now infringing or misappropriating, the Intellectual Property rights of any third party. There is no claim pending or, to the Company's Knowledge, threatened against the Company with respect to the alleged infringement or misappropriation by the Company of any Intellectual Property rights of any third party. To the Company's Knowledge, no third party has infringed upon or misappropriated any material Intellectual Property owned or exclusively used by the Company (the "Company Intellectual Property") and the Company has not delivered any charge, complaint, claim, demand or notice alleging infringement or misappropriation by any third party of any such Company Intellectual Property.

(c)   To the Company's Knowledge, the Company Intellectual Property is not subject to any outstanding Order or Contract restricting the use thereof by the Company or restricting the licensing thereof by the Company to any Person.

(d)   The computer software, firmware, hardware, networks, systems, and other related items of computerized and/or software systems that are used in connection with the business of the Company (the "Information Systems") are adequate and sufficient for the operation of the Company's business as currently conducted and are sufficient for the current needs of its business, and the Company has purchased a sufficient number of license seats for all material software currently used by the Company in its operations. The Company takes commercially reasonable actions to protect its material Information Systems, and (i) during the past 12 months, there have been no material breaches, outages or violations of the same; and (ii) to the Company's Knowledge, they are free from material defects, bugs, viruses, malware, or similar contaminants. The Company's back-up plans and policies adopted or in effect with respect to the Information Systems and the information and data used in the conduct of the business of the Company are commercially reasonable to meet the needs of the business of the Company, and (ii) the Company is in material compliance with all applicable Laws governing the collection, processing, storage, retention, use and destruction of data.

(e)   The Company Intellectual Property is free and clear of all Liens, other than Permitted Liens. Each material item of Company Intellectual Property as of immediately prior to the Closing will be owned or available for use by the Company on substantially the same terms and conditions immediately after the Closing. The Company has taken commercially reasonable steps to protect its rights in the material trade secrets of the Company, excluding any information that the Company, in the exercise of its business judgment, determined was of insufficient value to protect as a trade secret. To the Company's Knowledge, each employee and former employee of the Company has executed an agreement under which such Person has effectively assigned to the Company, or has otherwise effectively assigned to the Company, any inventions or works of authorship that such Person creates or has created in the scope of their employment with the Company.

(f) The Company is in material compliance with its privacy policies and any Laws relating to privacy, data protection, anti-spam, personally identifiable information and similar consumer protection Laws.

Section 3.14 **Labor Matters**.

(a) As of the date of this Agreement, to the Company's Knowledge, there is no labor strike, work stoppage, lockout or similar material labor dispute pending or, to the Company's Knowledge, threatened in writing against the Company. To the Company's Knowledge, as of the date of this Agreement, no union organization campaign is in progress or threatened with respect to any employees of the Company and no question concerning representation exists respecting such employees. Except for those employees covered by an agreement disclosed in Schedule 3.7 (or not required to be disclosed on Schedule 3.7), all employees of the Company are employed at-will such that the Company may lawfully terminate their employment at any time, with or without cause and with or without notice, without payment of any kind, without creating a legal cause of action against the Company.

(b) The Company has complied in all material respects with all applicable Laws relating to the employment of labor, including, without limitation, provisions thereof relating to wages, hours, equal opportunity, collective bargaining, eligibility to work in the United States, discrimination against race, color, national origin, religious creed, physical or mental disability, sex, age, ancestry, medical condition, marital status, sexual orientation, or other protected-class status, and the withholding and payment of social security and other Taxes. Except as set forth on Schedule 3.14(b), there are no pending or, to the Knowledge of the Company, threatened in writing claims or charges against the Company by any past or present employee or prospective employee of the Company arising out of the denial or termination of employment or out of any matters relating to a workplace environment of the Company, including, without limitation, unfair labor practices, employment discrimination, and wrongful retaliation. The qualifications for employment of each employee of the Company under applicable immigration Laws have been reviewed by the Company and a properly completed Form I-9 is on file with respect to each current and former employee as required by applicable Law. The Company has complied in all material respects with the U.S. Immigration and Nationality Act, as amended from time to time, and the rules and regulations promulgated thereunder. The Company has paid in full to all of its current and former employees, or adequately accrued for in accordance with GAAP, all wages, salaries, commissions and bonuses due to or on behalf of such Persons.

(c) Except as set forth on Schedule 3.14(c), since the Reference Date, the Company has not effectuated (i) a "plant closing" as defined in the Worker Adjustment and Retraining Notification Act, 29 U.S.C. §§ 2101 et seq. (the "WARN Act") (or any similar state, local or foreign Law) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or (ii) a "mass layoff" as defined in the WARN Act (or any similar state, local or foreign Law) affecting any site of employment or facility of the Company.

(d) To the Knowledge of the Company, no employee of the Company is subject to any secrecy or noncompetition agreement or any other agreement or restriction of any kind that would impede in any way the ability of such employee to carry out fully all activities of such employee in furtherance of the business of the Company.

(e) Except as set forth on Schedule 3.14(e), the Company has not employed and does not currently employ or otherwise obtain the services of any "leased employee" (as such term is defined in

Section 414(n) of the Code) or any independent contractor. All individuals who are performing, or have performed, services for the Company and who are or were classified by the Company as an "independent contractor" qualify for such classification under Section 530 of the Revenue Act of 1978 or Section 1706 of the Tax Reform Act of 1986, and such individuals are not entitled to any benefits under any Employee Benefit Plans.

(f)   Since the Reference Date, the Company has not been a party to or, to the Knowledge of the Company, threatened in writing by, any Action brought or commenced by the Department of Labor, the Office of Federal Contract Compliance, Equal Employment Opportunity Commission, the National Labor Relations Board, Occupational Health and Safety Administration, or any state or local agency with similar authority to investigate employment-related matters, or in which the Company was, or is, alleged to have violated any Laws or Orders relating to employment, equal opportunity, nondiscrimination, immigration, wages, hours, benefits, collective bargaining, the payment of social security and similar Taxes, income Tax withholding, occupational safety and health, and/or privacy rights of employees.

(g)   The Company is not a covered federal contractor or subcontractor under Executive Order 11246, as amended (including, without limitation, Section 503 of the Rehabilitation Act of 1973 and the Vietnam Era Veterans Readjustment Assistance Act of 1974). The Company does not have any affirmative action plans with any state or local agencies.

Section 3.15 **Insurance**. Schedule 3.15 contains a list of each material insurance policy owned or held by the Company as of the date of this Agreement (the "Company Insurance Policies"). The Company Insurance Policies (a) are in full force and effect, and no written notice of cancellation or termination has been received by the Company with respect to any such policy; (b) no insurer has threatened in writing to cancel any such policy; and (c) such policies, taken together, provide insurance in such amounts and against such risks as is sufficient to comply with applicable Law and are those that are required or prudent to conduct the business of the Company as it has been conducted and are appropriate for the business risks of the Company; and (iii) insure against risks of the kind customarily insured against and in amounts customarily carried by businesses similarly situated. As of the date of this Agreement, the Company has not received written notice of cancellation or termination of any Company Insurance Policy. The Company has timely paid all premiums due under each Company Insurance Policy. Schedule 3.15 sets forth all claims pending under any Company Insurance Policy and, to the Company's Knowledge, the coverage with respect to such claims has not been questioned, denied or disputed by the underwriters of such policy, other than customary reservation of rights provisions.

Section 3.16 **Tax Matters**.

(a)   The Company has prepared and duly and timely filed all Tax Returns required to be filed by it (taking into account extensions properly obtained). All Taxes due and payable by the Company, whether or not shown or required to be shown on any Tax Return, have been paid in full.

(b)   All Tax Returns filed by the Company are correct and complete in all material respects.

(c)   The Company has withheld or collected from each payment made to each of its employees, consultants, contractors, members, creditors, or other third parties, all Taxes required to be withheld or collected therefrom, has paid the same to the proper Taxing Authorities and has complied with all reporting and recordkeeping requirements (including properly completed IRS Forms W-9) with respect thereto. All Persons who have provided services to the Company who have been classified as independent contractors for the purposes of Tax withholding laws and employee benefits were properly so classified, and the Company has complied in all material respects with IRS Forms 1099 and other applicable reporting and filing requirements with respect thereto.

(d)   There are no Liens upon any of the assets or properties of the Company in respect of Taxes, other than Permitted Liens.

(e)   The Company is not currently the subject of a Tax audit or examination, and no such audit or examination has been threatened in writing. Schedule 3.16(e) describes all such audits and examinations, including the issues raised and the outcome, with respect to the Company.

(f)   The Company has not consented to extend the time, and is not the beneficiary of any extension of time, in which (i) to file any Tax Return covering any Taxes for which the Company is or may be liable, (ii) to file any elections, designations or similar filings relating to Taxes for which the Company is or may be liable, (iii) the Company is required to pay or remit any Taxes or amounts on account of such Taxes, or (iv) any Taxing Authority may assess or collect Taxes for which the Company is or may be liable.

(g)   The Company has not received from any Taxing Authority any written notice of proposed adjustment, deficiency, underpayment of Taxes or any other such written notice which has not been satisfied by payment or been withdrawn.

(h)   Schedule 3.16(h) contains a list of all U.S. federal, state and non-U.S. jurisdictions to which the Company files Tax Returns or pays or remits Taxes. No material claim has been made in writing, or to the Company's Knowledge, any question or inquiry made whether in writing or verbally, by any Taxing Authority in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction. The Company has no permanent establishment or other taxable presence in any foreign country, as determined pursuant to applicable foreign Law and any applicable Tax treaty or convention between the United States and such foreign country.

(i)   The Company since inception has been treated as a partnership or a disregarded entity for federal income tax purposes and none of the Company or any Seller or any Taxing Authority has taken a position inconsistent with such treatment. No election has been filed to treat the Company as an association taxable as a corporation for U.S. federal income tax purposes or to be excluded from the application of any provision of Subchapter K of the Code pursuant to Section 761(a) of the Code and the Treasury Regulations promulgated thereunder.

(j)   The Company is not a party to or bound by any Tax allocation or sharing agreement that will require any payment by the Company after the date of this Agreement of the Taxes of any other Person (other than (x) any such agreement or arrangement that is solely between or among the Acquired Companies, or (y) commercial agreements or arrangements the principal subject matter of which is not Taxes). The Company has no liability for the Taxes of any Person (other than the Company) under Treasury Regulation Section 1.1502-6 (or any corresponding provision of state, local or foreign Tax Law) or as a transferee or successor or by Contract or otherwise.

(k)   The Company has duly and timely collected all sales or transfer Taxes, including goods and services, harmonized sales and state, provincial or territorial sales taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Taxing Authority any such amounts required by applicable Law to be remitted by it, and has complied with all sales Tax resale exemption requirements with respect thereto.

(l)   The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) "closing agreement" as described in Code Section 7121 (or any corresponding or similar provision of state, local, or non-U.S. income Tax law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date, (iv) intercompany transactions or any excess loss account described in Treasury Regulations under Code §1502 (or any corresponding or similar provision of state, local, or non-U.S. income Tax law), (v) election under Code Section 108(i), or (vi) prepaid amount received on or prior to the Closing Date (other than in the ordinary course of business).

(m)   The Company has not participated or engaged in any (i) "listed transaction" described in Treas. Reg. Section 301.6111-2(b)(2) (or any corresponding or similar provision of state, local or non-U.S. Tax Law) or (ii) "reportable transaction" within the meaning of Treas. Reg. Section 1.6011-4 (or any corresponding or similar provision of state, local or non U.S. Tax Law).

(n)   The Company has not requested or received a ruling, technical advice memorandum or similar ruling or memorandum from any Taxing Authority or signed a closing or other agreement with any Taxing Authority.

(o)   Sellers have made available to Buyer true, complete and correct copies of (i) all Tax Returns of the Company relating to Taxes for the prior six years and (ii) all revenue agent reports, information documents requests, notices of proposed deficiencies, deficiency notices, protests, petitions, closing agreements, settlement agreements, pending ruling requests, and any similar documents, submitted by, received by or agreed by or on behalf of the Company or, to the extent related to the income, business, assets, operations, activities or status of the Company and relating to Taxes for the prior six years.

(p)   Neither the Company, nor any other Person on the Company's behalf, has granted to any Person any power of attorney that is currently in force with respect to any Tax matter.

(q)   The Company is not a party to or member of any joint venture, partnership, limited liability company or other arrangement or Contract which could be treated as a partnership for federal income tax purposes.

(r)   The Company is not subject to a Tax holiday or Tax incentive or grant in any jurisdiction that will terminate (or be subject to a clawback or recapture) as a result of any transaction contemplated by this Agreement.

(s)   No election has been made to cause the Company to be subject to the BBA Partnership Audit Rules for any Pre-Closing Tax Period.

Section 3.17   **Real Property**
.

(a)   The Company does not own any real property.

(b)   Schedule 3.17(b) sets forth a list (including addresses) of all leases (each a "Material Real Property Lease") of real property to which the Company is party (such real property, the "Leased Real Property"). The Company has made available to Buyer a true, correct and complete copy of each such Material Real Property Lease.

(c)   Each Material Real Property Lease is valid and binding on the Company, enforceable in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting generally the enforcement of creditors' rights and subject to general principles of equity).

(d)   The Company, and, to the Company's Knowledge, each of the other parties thereto, has performed, in all material respects, all obligations required to be performed by it under each Material Real Property Lease.

(e)   To the Company's Knowledge, there are no physical or mechanical defects in any of the improvements on the Leased Real Property which would materially impair the intended use of the Leased Real Property. All such improvements are in good operating condition and repair (subject to normal wear and tear).

(f)   As of the date of this Agreement, to the Company's Knowledge, all water, sewer, gas, electric, telephone and drainage facilities and all other utilities required by Law or for the present use and operation of the Leased Real Property are installed to the property lines of the Leased Real Property, are all connected and operating pursuant to valid permits, are adequate to service the Leased Real Property and to permit compliance in all material respects with all applicable Laws and the present usage of the Leased Real Property, and are connected to the Leased Real Property by means of one or more public or private easements extending from the Leased Real Property to one or more public streets, public rights-of-way or utility facilities.

(g)   The Company does not owe any brokerage commissions or finder's fees with respect to any Leased Real Property and no brokerage commission or finder's fee will be payable with respect to the exercise of any renewal or extension of the term of any Material Real Property Lease.

(h)   There are no adverse parties or parties other than the Company that are in possession of the Leased Real Property or the fixtures or improvements thereon.

(i)   To the Company's Knowledge, there are no pending condemnation proceedings affecting all or any portion of the Leased Real Property, and no such proceedings are contemplated or have been threatened. There are no (i) public improvements which have been commenced or completed and for which an assessment may be levied against the Leased Real Property, or (ii) planned improvements which may result in any assessment against the Leased Real Property, in each case for which there is no current assessment.

Section 3.18   **Related Party Transactions**. Except as disclosed on Schedule 3.18, no employee, officer, manager, partner or member of the Company, any member of his, her or its immediate family or any of their respective Affiliates ("Related Persons") (a) owes any material amount to the Company nor does the Company owe any amount to or is committed to make any loan or extend or guarantee credit to or for the benefit of, any Related Person, (b) is involved in any material business arrangement or other relationship with the Company (whether written or oral) (other than as an employee, officer, manager, stockholder or member of the Company), (c) owns any material property or right, tangible or intangible, that is used by the Company, or (d) to the Company's Knowledge, owns any material direct or indirect interest of any kind in, or controls, or is a manager, officer, employee or partner of, or consultant to, or lender to or borrower from or has the right to participate in the profits of, any Person which is a competitor, supplier, customer, landlord, tenant, creditor or debtor of the Company.

Section 3.19 **Customers, Suppliers, and Dealers**.

(a)   Schedule 3.19(a) sets forth the ten (10) largest suppliers of the Company (the "Top Suppliers") for the twelve (12) month period ending December 31, 2015 and the eight-month period ending on the date of the Latest Balance Sheet, as measured by the dollar amount of payments to such suppliers during such period, including the approximate total purchases made by the Company from each such Top Supplier during such period and the amount of rebates received from such Top Suppliers.

(b)   Schedule 3.19(b) sets forth the twenty (20) largest customers of the Company (the "Top Customers") for the twelve (12) month period ending December 31, 2015 and the eight-month period on the date of the Latest Balance Sheet, as measured by the dollar amount of purchases therefrom during such period, including the approximate total sales by the Company to each such Top Customer during such period.

(c)   Schedule 3.19(c) sets forth the twenty (20) largest sales representatives, dealers, distributors and franchisees of the Company (the "Top Dealers") and other third parties performing similar functions for Company for the twelve (12) month period ending December 31, 2015 and the eight-month period on the date of the Latest Balance Sheet, as measured by the dollar amount of purchases therefrom during such period, including the approximate total sales by the Company to each such Top Dealer during such period. Except as set forth in Schedule 3.19(c), the Company does not have any Contract with any such Top Dealer that is not cancelable by the Company on notice of not longer than thirty (30) calendar days without liability, penalty or premium of any nature or kind whatsoever. The Company has paid or accrued all commissions and other amounts due to each such Top Dealer.

(d)   Except as disclosed on Schedule 3.19(d), since December 31, 2015, no Top Supplier, Top Customer or Top Dealer has notified the Company orally or in writing that it intends to terminate or adversely change the terms of its relationship with the Company. The Company is not involved in any material dispute or controversy with any of its Top Suppliers, Top Customers or Top Dealers.

Section 3.20 **Products; Product Warranties and Liabilities**.

(a)   All products manufactured and sold by the Company (the "Products") have been designed, manufactured and sold in compliance in all material respects with all applicable Laws. Each Product distributed, sold or leased, or serviced by the Company complies in all material respects with all applicable product safety standards of each applicable product safety agency, commission, board or other Governmental Entity. To the Company's Knowledge, the Company has no material liability arising out of any injury to individuals or property as a result of the ownership, possession or use of any Products.

(b)   Since the Reference Date, to the Company's Knowledge, there has been no pattern of material defects in the design or manufacturing of any Product made, manufactured, distributed or sold by the Company or its employees or agents. Each Product has been designed, manufactured, packaged and labeled in compliance in all material respects with all Laws. To the Company's Knowledge, the Company has not received notice of any alleged noncompliance with any such code or standard. Each Product advertised, labeled or otherwise represented as being rated or approved by, or as conforming to a standard promulgated by a rating organization, complies in all material respects with all conditions of such rating, approval or standard. The Company has not been required to file, nor has it filed, a notification or other report with the United States Consumer Product Safety Commission concerning actual or potential hazards with respect to any Product manufactured or sold by it or to make any such filing, notice or announcement or take any other similar action by any other Governmental Entity under any Law.

(c)   Except to the extent reflected in the reserves for product warranties or product liabilities shown on the Latest Balance Sheet, to the Company's Knowledge, (i) all products manufactured, sold, leased, or delivered by, and all services provided by, the Company (or, to the Knowledge of the Company, any Person acting on behalf of the Company) have been in conformity with all applicable contractual commitments and all express and implied warranties, and the Company has no liability for replacement or repair thereof or other damages in connection therewith and (ii) the Company has no liability arising out of any injury to individuals or property as a result of the ownership, possession, or use of any product manufactured, sold, leased, or delivered by, or any service provided by, the Company (or, to the Company's Knowledge, any Person acting on behalf of the Company).

Section 3.21   **Customs and Export Controls**.

(a)   The Company is and at all times since the Reference Date has been in compliance in all material respects with all applicable Laws governing or concerning (i) the exportation and importation of products, goods, parts, accessories, technology, and services and all other regulations and procedures administered by U.S. Customs and Border Protection of the U.S. Department of Homeland Security, the Bureau of Industry and Security of the U.S. Department of Commerce; the Directorate of Defense Trade Controls of the U.S. Department of State, and the Office of Foreign Assets Control of the U.S. Department of the Treasury; (ii) the obtaining of all necessary permits and licenses from the applicable Governmental Entity with respect to import and export transactions; (iii) the maintenance of records with respect to import and export transactions and claims (including drawback claims); (iv) the payment in full of all customs duties, Taxes, fees and charges applicable to and due with respect to all import transactions; including any countervailing or antidumping duties and (v) the transacting of business with any country or person that is subject to a United States embargo or trade restriction administered by any Governmental Entity described in (a)(i) above.

(b)   No products, goods, parts, or accessories imported by the Company since the Reference Date are or have been subject to any countervailing or antidumping duty investigation, order, notice, or other proceeding by the U.S. Department of Commerce or the U.S. International Trade Commission.

Section 3.22   **Accounts Receivable**. Except as set forth on Schedule 3.22, all accounts receivable reflected on the Latest Balance Sheet, and all accounts receivable that have arisen since the date of the Latest Balance Sheet: (a) arose out of arm's length transactions made in the ordinary course of business consistent with past practice, (b) are the valid and legally binding obligations of the Persons obligated to pay such amounts, and (c) as of the date of this Agreement, are not subject to any pending, or to the Company's Knowledge, threatened, written dispute, setoff or counterclaim (except to the extent any such dispute is reflected in the reserves for doubtful accounts shown on the Latest Balance Sheet in the case of accounts receivable). Except as set forth on Schedule 3.22, the reserve on the Interim Financial Statements against the accounts receivable for returns and bad debts has been calculated in accordance with GAAP. To the Company's Knowledge, the Company has not agreed to any deduction, free goods, discount or other deferred price or quantity adjustment with respect to any of its accounts receivable. All of the accounts receivable of the Company relate solely to sales of goods or services to customers of the Company, none of whom are the Sellers or Affiliates of the Company or the Sellers.

Section 3.23 **Inventory**. All inventory reflected on the Latest Balance Sheet (a) is valued in accordance with GAAP at the lower of cost (on a weighted cost average basis) or market and (b) consists of a quality and quantity usable in the ordinary course of business consistent with past practice, except for slow-moving, damaged or obsolete items (all of which have been written down to net realizable value or for which adequate reserves have been provided). All inventory that has arisen since the date of the Latest Balance Sheet consists of a quality and quantity usable in the ordinary course of business consistent with past practice. Except as set forth on Schedule 3.23, (x) all such inventory is owned by the Company free and clear of all Liens (other than Permitted Liens), (y) no inventory is held on a consignment basis and (z) since the date of the Latest Balance Sheet, the Company has not repurchased inventory from its customers. The quantities of inventory are at levels consistent with past practices of the Company. All inventory is located at, or is in transit to or from, the Leased Real Property.

Section 3.24 **Illegal Payments; FCPA**. Neither the Company nor, to the Knowledge of the Company, any Affiliate, director, manager, officer, agent, employee or other Person acting on behalf of the Company has, directly or indirectly, violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, or any such other applicable anti-bribery Laws, including by: (a) the use of any funds of the Company for unlawful contributions, gifts, entertainment or other expenses; (b) making any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns from funds of the Company; or (c) making or receiving any unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment.

Section 3.25 **Powers of Attorney, Bank Accounts**.

(a)   Except for powers of attorney granted to attorneys, accountants or others in connection with matters relating to Taxes, the Employee Benefit Plans or intellectual property matters, and powers of attorney granted to a landlord under any Material Real Property Lease, the Company has not granted any written power of attorney to any Person for any purpose whatsoever, which power of attorney is currently in force.

(b)   Schedule 3.25 sets forth a complete and correct list showing all banks in which the Company maintains a bank account or safe deposit box (collectively, the "Bank Accounts"), together with, as to each Bank Account, the account number, and the names of all signatories thereon.

Section 3.26 **Brokers**. No broker, finder, financial advisor or investment banker, other than Robert W. Baird & Co. (whose fees will be included in the Seller Expenses), is entitled to any broker's, finder's, financial advisor's, investment banker's fee or commission or similar payment in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of any Acquired Company (and for the avoidance of doubt, in no event shall Buyer or Parent have any liability or obligation in respect of the fees payable to Robert W. Baird & Co.).

Section 3.27 **Exclusivity of Representations and Warranties**. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO BUYER OR ITS RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE III AND ARTICLE

IV, AS QUALIFIED BY THE SCHEDULES, THE SELLERS EXPRESSLY DISCLAIM ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE CONDITION, VALUE OR QUALITY OF THE PURCHASED INTERESTS OR BUSINESSES OR ASSETS OF THE COMPANY AND ANY OTHER MATTER WHATSOEVER RELATING TO THE ACQUIRED COMPANIES, AND THE SELLERS AND THE COMPANY SPECIFICALLY DISCLAIM ANY REPRESENTATION OR WARRANTY OF MERCHANTABILITY, USAGE, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE WITH RESPECT TO SUCH ASSETS, ANY PART THEREOF, THE WORKMANSHIP THEREOF, AND THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER LATENT OR PATENT, IT BEING UNDERSTOOD THAT SUCH WILL BE "AS IS, WHERE IS" ON THE CLOSING DATE, AND IN THEIR PRESENT CONDITION, AND BUYER WILL RELY ON ITS OWN EXAMINATION AND INVESTIGATION THEREOF AS WELL AS THE REPRESENTATIONS AND WARRANTIES OF THE COMPANY SET FORTH IN THIS ARTICLE III AND THE SELLERS SET FORTH IN ARTICLE IV, AS APPLICABLE, AND AS QUALIFIED BY THE SCHEDULES, IN EACH CASE.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Each Seller hereby represents and warrants, individually, but not severally, jointly or jointly and severally, to Buyer as follows:

Section 4.1 **Organization**. If such Seller is an entity, such Seller is a corporation, limited liability company, limited partnership or other applicable business entity duly organized, validly existing and in good standing (if applicable) under the laws of the jurisdiction of its formation. Each Seller has all requisite power and authority to carry on its businesses as now being conducted.

Section 4.2 **Authority**. Each Seller has all necessary power and authority to (i) execute and deliver this Agreement and each Ancillary Document, (ii) consummate the transactions contemplated hereby and pursuant to each of the Ancillary Documents and (iii) perform its obligations hereunder and thereunder, to the extent such Seller is or will be a signatory thereto. The execution and delivery of this Agreement and the Ancillary Documents to which each Seller is or will be a signatory and the consummation of the transactions contemplated hereby and thereby and the performance of such Seller's obligations contemplated hereunder and thereunder have been (and the Ancillary Documents to which each Seller will be a signatory will be) duly authorized by all necessary action on the part of such Seller and no other proceeding (including by its equityholders) on the part of each Seller is necessary to authorize this Agreement and the Ancillary Documents to which each Seller is or will be a signatory or to consummate the transactions contemplated hereby. No vote of such Seller's equityholders is required to approve this Agreement or for such Seller to consummate the transactions contemplated hereby. This Agreement has been (and the execution and delivery of each of the Ancillary Documents to which each Seller is or will be a signatory are or will be) duly and validly executed and delivered by each Seller and constitute a valid, legal and binding agreement of each Seller (assuming that this Agreement has been and the Ancillary Documents to which such Seller is a party will be duly and validly authorized, executed and delivered by Buyer to the extent Buyer is to be a signatory thereto), enforceable against each Seller in accordance with their terms, except (y) to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting the enforcement of creditors' rights generally and (z) that the availability of equitable remedies, including specific performance, is subject to the discretion of the court before which any proceeding thereof may be brought.

Section 4.3   **Consents and Approvals; No Violations**. Assuming the truth and accuracy of Buyer's representations and warranties contained in Section 5.3, no notices to, filings with, or authorizations, consents or approvals of any Person or Governmental Entity are necessary for the execution, delivery or performance of this Agreement or the Ancillary Documents to which each Seller is or will be a signatory or the consummation by each Seller of the transactions contemplated hereby or thereby, except for (i) compliance with and filings under the HSR Act, and (ii) such filings as may be required by any applicable federal or state securities, takeover or "blue sky" Laws. Neither the execution, delivery and performance by each Seller of this Agreement and the Ancillary Documents to which each Seller is or will be a signatory nor the consummation by each Seller of the transactions contemplated hereby will (a) conflict with or result in any material breach of any provision of such Seller's Governing Documents, (b) result in a material violation or material breach of, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration), or result in the loss of any right or benefit under, or require the consent of any Person and/or payment of additional fees to allow each Seller to continue to enjoy its rights and benefits under any of the terms, conditions or provisions of any Contract to which each Seller is a party or by which such Seller or such Seller's properties or assets may be bound or permit which such Seller holds, or (c) violate any Order or Law of any Governmental Entity applicable to each Seller or any of such Seller's properties or assets.

Section 4.4   **Litigation**. There are no Actions pending against or threatened against, any Seller that would adversely affect or delay such Seller's performance under this Agreement or the consummation of the transactions contemplated by this Agreement.

Section 4.5   **Investment Representations**.

(a)   Each Seller is acquiring the Closing Stock Consideration for his, her, or its own account for investment purposes only and not with a view to any public distribution thereof or with any intention of selling, distributing or otherwise disposing of the Closing Stock Consideration in a manner that would violate the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"). Each Seller agrees that the Closing Stock Consideration may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and any applicable state securities Laws, except pursuant to an exemption from such registration under the Securities Act and such Laws. Each Seller is able to bear the economic risk of holding the Closing Stock Consideration for an indefinite period (including total loss of its investment), and has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of his, her or its investment.

(b)   Such Seller is an "accredited investor" within the meaning of Rule 501(a) under the Securities Act. Such Seller is a sophisticated investor and has such knowledge and experience in financial and business matters that such Seller is capable of evaluating the merits and risks of the investment in the Closing Stock Consideration.

(c)   Such Seller has had the opportunity to consult his, her or its own independent legal, tax, accounting and other advisors with respect to such Seller's rights, benefits, and obligations under this Agreement and the Tax and other economic consequences to such Seller of the receipt or ownership of the Closing Stock Consideration, including the Tax consequences under federal, state, local, and other income Tax Laws of the United States or any other country and the possible effects of changes in such Tax Laws. Such Seller is not relying on Buyer or any of its Affiliates or any Buyer's employees, agents, representatives or advisors with respect to the legal, Tax, economic and related considerations of an investment in the Closing Stock Consideration.

(d)   Such Seller understands and agrees that the investment in the Closing Stock Consideration involves a high degree of risk and that no guarantees have been made or can be made with respect to the future value of the Closing Stock Consideration or the future profitability or success of Buyer, the Company and their respective Subsidiaries.

(e)   Such Seller acknowledges and agrees that such Seller has had an opportunity to review the Parent SEC Documents.

Section 4.6   **Purchased Interests**. Such Seller has good and valid title to the Purchased Interests owned by it as set forth on Schedule 3.2(a), free and clear of all Liens. Good and valid title to the Purchased Interests of the Company will pass to Buyer at the Closing, free and clear of any Liens. Except as set forth on Schedule 3.2(c), the Purchased Interests are not subject to any voting trust agreement or other Contract, including any Contract restricting or otherwise relating to the voting, dividend rights or disposition of such Purchased Interests.

Section 4.7   **The Blocker**. The Blocker Seller represents and warrants that, except as set forth on Schedule 4.7, as follows:

(a)   The Blocker (i) was formed solely for the purpose of allowing the Blocker Seller to hold its interest in the Company, (ii) has engaged in no material business activities (other than its direct or indirect ownership of Company Interests, the maintenance of its legal existence (including the ability to incur fees, costs and expenses relating to such maintenance), performance of its obligations with respect to any shareholder loan, performance of any tax, accounting and other administrative services, holding any cash or property (but not operating any property), providing indemnification to officers, managers, and directors, carrying out any obligations with respect to the transactions contemplated hereunder, and undertaking any activities incidental or reasonably related to the foregoing), (iii) is not a party to, or otherwise bound by, any Contract (other than its Governing Documents or the Governing Documents of the Company or any Person that owns interests in the Company), and (iv) has no outstanding Indebtedness and no liabilities or obligations, other than shareholder debt constituting Closing Indebtedness, (known, unknown, accrued, absolute, contingent, determined or determinable or otherwise), except for (A) any obligations under this Agreement or under its Governing Documents or the Governing Documents of the Company or any Person that owns interests in the Company or (B) Taxes solely related to holding direct or indirect interests in the Company.

(b)   (i) The Blocker is duly incorporated, validly existing and in good standing under the laws of the State of Delaware; (ii) the Blocker has the requisite power and authority necessary to enter into, deliver and perform its obligations pursuant to each of the Ancillary Documents to which it is a party, if any; (iii) the Blocker's execution, delivery and performance of each Ancillary Document to which it is a party, if any, has been duly authorized by the Blocker; and (iv) the Blocker is duly authorized to conduct business and is in good standing under the Laws of each jurisdiction where such qualification is required except where the lack of such qualification would not have a Material Adverse Effect.

(c)   The Blocker has all necessary power and authority to (i) execute and deliver each Ancillary Document to which it is a party, (ii) consummate the transactions contemplated hereby and pursuant to each Ancillary Documents to which it is a party, and (iii) perform its obligations thereunder, to the extent

Blocker is or will be a signatory thereto. The execution and delivery of the Ancillary Documents to which Blocker is or will be a signatory and the consummation of the transactions contemplated hereby and thereby and the performance of Blocker's obligations contemplated hereunder and thereunder have been (and the Ancillary Documents to which the Blocker will be a signatory will be) duly authorized by all necessary action on the part of the Blocker and no other proceeding (including by its equityholders) on the part of the Blocker is necessary to authorize the Ancillary Documents to which the Blocker is or will be a signatory or to consummate the transactions contemplated hereby. The execution and delivery of each of the Ancillary Documents to which the Blocker is or will be a signatory are or will be duly and validly executed and delivered by the Blocker and constitute a valid, legal and binding agreement of the Blocker (assuming that this Agreement has been and the Ancillary Documents to which the Blocker is a party will be duly and validly authorized, executed and delivered by Buyer to the extent Buyer is to be a signatory thereto), enforceable against the Blocker in accordance with their terms, except (y) to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting the enforcement of creditors' rights generally and (z) that the availability of equitable remedies, including specific performance, is subject to the discretion of the court before which any proceeding thereof may be brought.

(d)   The authorized capital stock of the Blocker consists of 1,000 shares of common stock, par value $0.01 per share, of which 1,000 shares are issued and outstanding. All of the issued and outstanding shares of the Blocker's capital stock have been duly authorized, are validly issued, fully paid, and nonassessable and are owned by the Blocker Seller free and clear of all Liens. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other Contracts or commitments that could require the Blocker to issue, sell, or otherwise cause to become outstanding any of its capital stock. The Blocker does not own or have any right to acquire any outstanding capital stock or other equity interests in any Person other than the Company. The Blocker does not currently and never has had any Subsidiaries.

(e)   The Blocker has prepared and duly and timely filed all Tax Returns required to be filed by it (taking into account extensions properly obtained). All Taxes due and payable by the Blocker, whether or not shown or required to be shown on any Tax Return, have been paid in full. All Tax Returns filed by the Blocker are correct and complete in all material respects. The Blocker has withheld or collected from each payment made to each of its employees, consultants, contractors, members, creditors, or other third parties, all material amounts of Taxes required to be withheld or collected therefrom, has paid the same to the proper Taxing Authorities and has complied with reporting and recordkeeping requirements with respect thereto in all material respects. No allocations of partnership items to the Blocker will be non-deductible under Section 280G of the Code as a result of the transactions contemplated by this Agreement. There are no Liens upon any of the assets or properties of the Blocker in respect of Taxes, other than Permitted Liens. There are no audits, examinations, disputes or proceedings pending or threatened in writing with respect to, or claims or assessments asserted or threatened in writing for any Taxes upon the Blocker. The Blocker has not consented to extend the time, and is not the beneficiary of any extension of time, in which (i) to file any Tax Return covering any Taxes for which the Blocker is or may be liable, (ii) to file any elections, designations or similar filings relating to Taxes for which the Blocker is or may be liable, (iii) the Blocker is required to pay or remit any Taxes or amounts on account of Taxes, or (iv) any Taxing Authority may assess or collect Taxes for which the Blocker is or may be liable. The Blocker has not received from any Taxing Authority any written notice of proposed adjustment, deficiency, underpayment of Taxes or any other such written notice which has not been satisfied by payment or been withdrawn. Schedule 4.7(e) contains a list of all U.S. federal, state and non-U.S. jurisdictions to which the Company files Tax Returns or pays or remits Taxes. The Blocker has not received from any Taxing Authority any written notice of proposed adjustment, deficiency, underpayment of Taxes or any other such written notice which has not been satisfied by payment or been withdrawn. No claim has been made in writing, or to the Company's Knowledge, any question or inquiry made in writing, by any Taxing Authority in a jurisdiction where the Blocker does not file Tax Returns that the Blocker is or may be subject to taxation by that jurisdiction. The Blocker has neither distributed the stock of another Person, nor had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or 361 of the Code. The Blocker (i) has not been a member of an affiliated group of corporations that filed Tax Returns on a combined, consolidated or unitary basis (other than a group the common parent of which is or was an Acquired Company) and (ii) does not have any liability for Taxes of any Person (other than the Acquired Companies) under Treas. Reg. Section 1.1502-6 (or any similar provision of state, local, or non-U.S. law), as a transferee or successor, by Contract or otherwise. The Blocker will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) "closing agreement" as described in Code Section 7121 (or any corresponding or similar provision of state, local, or non-U.S. income Tax law) executed on or prior to the Closing Date, (iii) intercompany transactions, (iv) installment sale or open transaction disposition made on or prior to the Closing Date, (v) election under Code Section 108(i), or (vi) prepaid amount received on or prior to the Closing Date (other than in the ordinary course of business). The Blocker has not (i) participated or engaged in any "listed transaction" described in Treas. Reg. Section 301.6111-2(b)(2) (or any corresponding or similar provision of state, local or non-U.S. Tax Law) or (ii) participated or engaged in any "reportable transaction" within the meaning of Treas. Reg. Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. Tax Law). The Blocker has not requested or received a ruling, technical advice, memorandum or similar ruling or memorandum from any Taxing Authority or signed a closing or other agreement with any Taxing Authority. Blocker Seller has made available to Buyer true, complete and correct copies of all Tax Returns of the Blocker relating to Taxes since its formation. Neither the Blocker, nor any other Person on the Blocker's behalf, has granted to any Person any power of attorney that is currently in force with respect to any Tax matter. The Blocker is not subject to a Tax holiday or Tax incentive or grant in any jurisdiction that will terminate (or be subject to a clawback or recapture) as a result of any transaction contemplated by this Agreement. The Company is not required to, and does not, pay income Taxes on behalf of the Blocker, whether with composite returns or otherwise. Since its formation, SP GE VIII-B GD RV Holdings, L.P. has been taxable as a partnership for federal income tax purposes and will be taxable as a partnership as of the effective time of the Restructuring. No election has been or will be filed to treat SP GE VIII-B GD RV Holdings, L.P. as an association taxable as a corporation for U.S. federal income tax purposes. Any interest deductions claimed by the Blocker on any income Tax Return for the Pre-Closing Tax Period relate to Indebtedness that constitutes valid Indebtedness for income Tax purposes.

Section 4.8 **Exclusivity of Representations and Warranties**. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO BUYER OR ITS RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN ARTICLE III AND THIS ARTICLE IV, AS QUALIFIED BY THE SCHEDULES, THE SELLERS EXPRESSLY DISCLAIM ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE CONDITION, VALUE OR QUALITY OF THE PURCHASED INTERESTS OR BUSINESSES OR ASSETS OF THE COMPANY AND ANY OTHER MATTER WHATSOEVER RELATING TO THE ACQUIRED COMPANIES, AND THE SELLERS SPECIFICALLY DISCLAIM ANY REPRESENTATION OR WARRANTY OF MERCHANTABILITY, USAGE, SUITABILITY OR

FITNESS FOR ANY PARTICULAR PURPOSE WITH RESPECT TO SUCH ASSETS, ANY PART THEREOF, THE WORKMANSHIP THEREOF, AND THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER LATENT OR PATENT, IT BEING UNDERSTOOD THAT SUCH WILL BE "AS IS, WHERE IS" ON THE CLOSING DATE, AND IN THEIR PRESENT CONDITION, AND BUYER WILL RELY ON ITS OWN EXAMINATION AND INVESTIGATION THEREOF AS WELL AS THE REPRESENTATIONS AND WARRANTIES OF THE SELLERS SET FORTH IN THIS <u>ARTICLE IV</u> AND OF THE COMPANY SET FORTH IN <u>ARTICLE III</u>, AS APPLICABLE, AND AS QUALIFIED BY THE SCHEDULES, IN EACH CASE.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF BUYER OR PARENT

Buyer or Parent, as applicable, hereby represent and warrant to the Sellers as follows:

Section 5.1 **<u>Organization</u>**. Buyer is a corporation, duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation and has all requisite power and authority to carry on its businesses as now being conducted, except where the failure to have such power or authority would not prevent or materially delay the consummation of the transactions contemplated hereby.

Section 5.2 **<u>Authority</u>**. Buyer has all necessary power and authority to (i) execute and deliver this Agreement and each Ancillary Document, (ii) consummate the transactions contemplated hereby and the Ancillary Documents and (iii) perform its obligations hereunder and thereunder, to the extent Buyer is or will be a signatory thereto. The execution and delivery of this Agreement and the Ancillary Documents to which Buyer is or will be a signatory and the consummation of the transactions contemplated hereby and thereby and the performance of Buyer's obligations contemplated hereunder and thereunder have been (and the Ancillary Documents to which Buyer will be a signatory will be) duly authorized by all necessary action on the part of Buyer and no other proceeding (including by its equityholders) on the part of Buyer is necessary to authorize this Agreement and the Ancillary Documents to which Buyer is or will be a signatory or to consummate the transactions contemplated hereby. No vote of Buyer's equityholders is required to approve this Agreement or for Buyer to consummate the transactions contemplated hereby. This Agreement has been (and the execution and delivery of each of the Ancillary Documents to which Buyer is or will be a signatory are or will be) duly and validly executed and delivered by Buyer and constitute a valid, legal and binding agreement of Buyer (assuming that this Agreement has been and the Ancillary Documents to which Buyer is a party will be duly and validly authorized, executed and delivered by each Seller to the extent such Seller is to be a signatory thereto), enforceable against Buyer in accordance with their terms, except (y) to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting the enforcement of creditors' rights generally and (z) that the availability of equitable remedies, including specific performance, is subject to the discretion of the court before which any proceeding thereof may be brought.

Section 5.3 **<u>Consents and Approvals; No Violations</u>**. Assuming the truth and accuracy of the Sellers' representations and warranties contained in <u>Section 3.5</u> and the Sellers' representations and warranties contained in <u>Section 4.3</u>, as applicable, no notices to, filings with, or authorizations, consents or approvals of any Person or Governmental Entity are necessary for the execution, delivery or performance of this Agreement or the Ancillary Documents to which Buyer is or will be a signatory or the consummation by Buyer of the transactions contemplated hereby, except for (i) compliance with and filings under the HSR Act, (ii) such filings as may be required by any applicable federal or state securities, takeover or "blue sky" Laws, (iii) consents, the failure of which to be made or obtained would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby and (iv) those that may be required as a result of facts of circumstances relating to Sellers, the Company or their respective Affiliates. Neither the execution, delivery and performance by Buyer of this Agreement and the Ancillary Documents to which Buyer is or will be a signatory nor the consummation by Buyer of the transactions contemplated hereby will (a) conflict with or result in any breach of any provision of Buyer's Governing Documents, (b) result in a violation or breach of, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration), or result in the loss of any right or benefit under, or require the consent of any Person and/or payment of additional fees to allow Buyer to continue to enjoy its rights and benefits under any of the terms, conditions or provisions of any Contract to which Buyer is a party or by which Buyer or Buyer's properties or assets may be bound or any permit it holds, or (c) violate any Order or Law of any Governmental Entity applicable to Buyer or any of Buyer's properties or assets.

Section 5.4 **Litigation**. There are no Actions pending against or, to Buyer's Knowledge, threatened against, Buyer that would adversely affect or delay Buyer's performance under this Agreement or the consummation of the transactions contemplated by this Agreement.

Section 5.5 **Financing**. Buyer has delivered to the Company true, complete and correct copies of the Debt Commitment Letter (it being understood and agreed that any fee letters may be redacted solely with respect to (x) the amount of fees and (y) the economic terms (excluding, for the avoidance of doubt, covenants) of any "market flex" provisions (such redaction to be in a customary manner and shall not extend to any terms that affect the amount or availability of, or impose any additional conditions on, the financing contemplated by the Debt Commitment Letter)). As of the date of this Agreement and assuming satisfaction or waiver of the conditions in Section 7.1 and Section 7.2, and the initial funding of the Debt Financing in accordance with the Debt Commitment Letter, the aggregate proceeds contemplated by the Debt Commitment Letter to be funded on the Closing Date, when funded, together with cash of Parent or Buyer on hand at the Closing, will be sufficient for Buyer to (a) pay the Closing Cash Consideration in accordance with the terms of this Agreement, and (b) pay all fees and expenses and other amounts payable by Buyer in connection with the consummation of the transactions contemplated by this Agreement. As of the date of this Agreement, the Debt Commitment Letter is in full force and effect and is the valid and binding obligation of Buyer and any Affiliates of Buyer party thereto and, to Buyer's Knowledge, the other parties thereto, subject to applicable bankruptcy, reorganization, insolvency, moratorium or other similar Laws affecting creditors' rights generally and general principles of equitable relief, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity). As of the date of this Agreement, the Debt Commitment Letter has not been amended or otherwise modified in any respect and to Buyer's Knowledge, no amendment or modification of the Debt Commitment Letter is contemplated or pending (other than customary joinder agreements with respect to additional Financing Sources). There are no side letters or other contractual obligations or arrangements that could affect the availability of the Debt Financing, other than as expressly set forth in the Debt Commitment Letter furnished to the Company pursuant to this Section 5.5. As of the date of this Agreement, no event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach under the Debt Commitment Letter on the part of Buyer or any of its Affiliates or, to Buyer's Knowledge, on the part of any Person. As of the date of this Agreement, the commitment contained in the Debt Commitment Letter has not been terminated, reduced, withdrawn or rescinded in any respect and no such termination, reduction, withdrawal or rescission is contemplated by Buyer or, to Buyer's Knowledge, the other parties thereto. Buyer has paid in full any and all commitment fees or other fees and amounts in connection with the Debt Commitment Letter that are payable on or prior to the date of this Agreement. There are no conditions precedent or other contingencies related to the funding of the full amount (or any portion) of the Debt Financing, including any condition or other contingency relating to the availability of the Debt Financing pursuant to any "flex" provision, other than as set forth in the Debt Commitment Letter. As of the date of this Agreement and assuming satisfaction of the conditions in Section 7.1 and Section 7.2, Buyer does not have any reason to believe that any of the conditions to the Debt Financing will not be satisfied by Buyer on a timely basis or that the Debt Financing will not be available in full to Buyer at the Closing. Buyer has delivered to the Financing Sources in accordance with the Debt Commitment Letter all Required Information (for this purpose, as defined in the Debt Commitment Letter) that is available as of the date hereof.

Section 5.6   **Solvency**. Buyer is not entering into the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Company. Buyer is Solvent as of the date of this Agreement and, each of Buyer and the Company will, after giving effect to the transactions contemplated by this Agreement, including the payment of the Closing Cash Consideration and the other amounts required to be paid in connection with the consummation of the transactions contemplated hereby, be Solvent at and immediately after the Closing assuming: (a) the satisfaction of the conditions to Buyer's obligation to consummate the transactions as contemplated by this Agreement, (b) the accuracy as of the Adjustment Time of the representations and warranties set forth in Articles III and IV, (c) the most recent estimates, projections or forecasts of the Company made available to Buyer prior to the Closing Date have been prepared by the Company in good faith based upon assumptions that were and continue to be reasonable, and (d) that the Company will be Solvent immediately prior to the Closing.

Section 5.7   **Investment Intent**. Buyer is acquiring the Purchased Interests for its own account for investment purposes only and not with a view to any public distribution thereof or with any intention of selling, distributing or otherwise disposing of the Purchased Interests in a manner that would violate the registration requirements of the Securities Act.

Section 5.8   **Brokers**. Other than J.P. Morgan Chase & Co. and Duff & Phelps, LLC, no broker, finder, financial advisor or investment banker is entitled to any brokerage, finder's, financial advisor's, investment banker's fee or commission or similar payment in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Buyer or any of its respective Affiliates for which any Seller, Sellers' Representative or the Company may become liable (and for the avoidance of doubt, in no event shall any Seller have any liability or obligation in respect of the fees payable to J.P. Morgan Chase & Co. and Duff & Phelps, LLC).

Section 5.9   **Investigation; No Other Representations**.

(a)   Buyer is a sophisticated purchaser and has made its own independent investigation, review and analysis regarding the Acquired Companies and the transaction contemplated hereby, which investigation, review and analysis were conducted by Buyer together with expert advisors, including legal counsel, that it has engaged for such purpose. Buyer and its Affiliates, officers, directors, employees, consultants, financial advisors, attorneys, accountants or other agents (collectively, "Representatives") have been provided with full and complete access to the Representatives, properties, offices, plant and other facilities, books and records of the Company and other information that they have requested in connection with their investigation of the Acquired Companies and the transactions contemplated hereby. Buyer acknowledges that, other than the specific representations and warranties expressly set forth in this Agreement and in the certificates or other instruments delivered pursuant hereto, including the Ancillary Documents, none of the Sellers, Sellers' Representative, the Acquired Companies or any of their respective direct or indirect equityholders or Representatives makes or has made, and Buyer is not relying on, any representation or warranty, either express or implied, at law or in equity (w) as to the quality, merchantability, fitness for any particular purpose, conformity to samples or condition of any Acquired Company or any assets or any part thereof, (x) as to the accuracy or completeness of any of the information (financial or otherwise) provided or made available to Buyer or any of its Representatives prior to the execution of this Agreement, (y) with respect to any projections, forecasts, estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company heretofore or hereafter delivered to or made available to Buyer or any of its Representatives, or (z) any other matter whatsoever in any way in connection with or related to the Acquired Companies, this Agreement or the transactions contemplated hereby. Buyer specifically disclaims that it is relying upon or has relied upon any other representations or warranties except as set forth in this Agreement and in the certificates or other instruments delivered pursuant hereto, including the Ancillary Documents, and acknowledges and agrees that the Company and the Sellers have expressly disclaimed any such other representations or warranties made by them or by any other Person.

(b)   None of the Sellers, Sellers' Representative, the Acquired Companies or any of their respective direct or indirect equityholders or Representatives has made, and will not be deemed to have made, any representations or warranties in the materials relating to the business, assets or liabilities of the Company made available to Buyer, including due diligence materials, memorandum or similar materials, or in any presentation of the business of the Company by management of the Company or others in connection with the transactions contemplated hereby, and no statement contained in any such materials or made in any such presentation will be deemed a representation or warranty hereunder or otherwise or deemed to be relied upon by Buyer in executing, delivering and performing this Agreement and the transactions contemplated hereby. It is understood that any cost estimates, projections or other predictions, any data, any financial information or any memoranda or offering materials or presentations, including, but not limited to, any offering memorandum or similar materials made available to Buyer and its Representatives are not and will not be deemed to be or to include representations or warranties of any Seller, Sellers' Representative or any Acquired Company, and are not and will not be deemed to be relied upon by Buyer in executing, delivering and performing this Agreement and the transactions contemplated hereby.

Section 5.10   **Issuance of the Shares**. The Closing Stock Consideration to be issued hereunder will be newly issued, duly authorized, validly issued, fully paid and nonassessable, and free and clear of all Liens (other than those arising under securities Laws and pursuant to the Equity Agreements), and will not be issued in violation of any preemptive right, purchase option, call option, right of first refusal or similar options or rights or in violation of the Securities Act and any applicable state securities Laws. Parent has and on the Closing Date will have a sufficient number of shares of common stock authorized for issuing the Closing Stock Consideration.

Section 5.11   **SEC Filings and NYSE Listing**.

(a)   Parent has filed with the Securities and Exchange Commission (the "SEC") all registration statements, proxy statements and other statements, reports, schedules, forms and other documents (including all exhibits and all other information incorporated by reference) required to be filed by it with the SEC (the "Parent SEC Documents"), and all amendments thereto. To Buyer's Knowledge, none of the Parent SEC Documents is the subject of ongoing SEC review and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case regarding any accounting practices of Parent or any of its Subsidiaries. All required statements, reports, schedules, forms and other documents required to have been filed by Parent with the SEC have been so filed. None of Parent's Subsidiaries is required to file any documents with the SEC. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) (i) each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Exchange Act and the Sarbanes-Oxley Act of 2002, as it may be amended from time to time and (ii) none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b)   Except as set forth in Parent SEC Documents, none of Parent and its Subsidiaries is a party to any Contract, a copy of which would be required to be filed with the SEC as an exhibit to an annual report on Form 10-K (collectively, "Parent Material Contracts"). Each Parent Material Contract (assuming due power and authority of, and due execution and delivery by, the other party or parties thereto) is valid and binding on Parent or its Subsidiaries that is a party thereto, as applicable, and is in full force and effect, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors' rights and general principles of equity affecting the availability of specific performance and other equitable remedies. Except as set forth in the Parent SEC Documents, (i) as of the date of this Agreement, neither Parent nor any of its Subsidiaries has violated or breached, or committed any default under, any Parent Material Contract; (ii) to the Knowledge of Buyer, as of the date of this Agreement, no other Person has violated or breached, or committed any material default under, any Parent Material Contract; and (iii) as of the date of this Agreement no event has occurred and is continuing through actions or inactions of Parent or any of its Subsidiaries that will result in a violation or breach, in any material respect, of any of the provisions of any Parent Material Contract.

(c)   The common stock of Parent is listed on the New York Stock Exchange ("NYSE"). Parent is in material compliance with the listing standards of the NYSE. To Buyer's Knowledge, there are no inquiries or investigations by the NYSE pending or threatened, in each case regarding the Buyer's compliance with the NYSE listing standards that may reasonably result in suspension of trading or delisting of the Parent's common stock from the NYSE.

Section 5.12 **Exclusivity of Representations and Warranties**. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO SELLERS OR THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE V, AS QUALIFIED BY THE SCHEDULES, BUYER AND PARENT EXPRESSLY DISCLAIM ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE CONDITION, VALUE OR QUALITY OF THE BUSINESSES OR ASSETS OF BUYER OR PARENT, AND BUYER AND PARENT SPECIFICALLY DISCLAIM ANY REPRESENTATION OR WARRANTY OF MERCHANTABILITY, USAGE, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE WITH RESPECT TO SUCH ASSETS, ANY PART THEREOF, THE WORKMANSHIP THEREOF, AND THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER LATENT OR PATENT, IT BEING UNDERSTOOD THAT SUCH WILL BE "AS IS, WHERE IS" ON THE CLOSING DATE, AND IN THEIR PRESENT CONDITION, AND SELLERS WILL RELY ON THEIR OWN EXAMINATION AND INVESTIGATION THEREOF AS WELL AS THE REPRESENTATIONS AND WARRANTIES OF BUYER OR PARENT SET FORTH IN THIS ARTICLE V, AND AS QUALIFIED BY THE SCHEDULES, IN EACH CASE. NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, NOTHING HEREIN SHALL WAIVE OR RESTRICT ANY CLAIM, CAUSE OF ACTION, AWARD OR

REMEDY WITH RESPECT TO ANY VIOLATION OF SEC RULE 10B-5 OR ANY OTHER APPLICABLE SECURITIES LAW BY BUYER OR PARENT.

ARTICLE VI
COVENANTS

Section 6.1   **Conduct of Business of the Company**.

(a)   Except as contemplated by this Agreement (including, for the avoidance of doubt, the Restructuring), from and after the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, the Sellers will cause the Company to, except as set forth on Schedule 6.1 or as consented to in writing by Buyer (which consent shall not be unreasonably withheld, delayed or conditioned), or required in order to comply with any law or Contract, (i) conduct the Company's business in the ordinary course, and (ii) use commercially reasonable efforts to maintain and preserve intact the current organization, businesses and franchises of the Company and to preserve the rights, franchises, goodwill and relationships of its employees, customers, lenders, suppliers, regulators and others having business relationships with the Company.

(b)   Except for the enforcement of the terms of this Agreement, nothing contained in this Agreement shall otherwise be construed to give Buyer, directly or indirectly, the right to control or direct the Company's operations prior to the Closing. Prior to the Closing, the Sellers shall exercise, subject to the terms and conditions of this Agreement, complete control and supervision over the Company's operations. Further, prior to the Closing, nothing in this Agreement shall prohibit or otherwise restrict the Company from declaring and paying any dividends or distributions of cash and cash equivalents of the Company or from repaying any Indebtedness.

Section 6.2   **Public Announcements**. The Parties shall consult with one another before issuing any press release, or otherwise making any public statements, with respect to the transactions contemplated by this Agreement and no Party shall issue any such press release or make any such public statement prior to obtaining each other Party's written approval (with respect to the Sellers, such approval to be obtained by the Sellers' Representative), which approval shall not be unreasonably withheld, delayed or conditioned; provided, that each Party may make any such announcement which it in good faith believes, based on advice of counsel, is necessary or advisable in connection with any requirement of Law, regulation or the rules of any applicable stock exchange, it being understood and agreed that each Party will provide the other Party with copies of any such announcement in advance of such issuance, to the extent practicable under the circumstances and shall consider in good faith any comments thereto made by the other Party.

Section 6.3   **Access to Information**. From and after the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, upon reasonable notice, and subject to restrictions contained in the confidentiality agreements to which any Seller or the Company may be subject, the Sellers will cause the Company to provide to Buyer and its authorized Representatives during normal business hours reasonable access to all books and records, properties, assets, and real property of the Company (in a manner so as to not interfere with the normal business operations of the Company); provided, however, that any such access shall be conducted at Buyer's sole expense under the supervision of the Company's personnel. All of such information will be treated as confidential information pursuant to the terms of the Confidentiality Agreement. All requests for such access shall be directed to Don Clark and such additional Persons designated by the Company in writing to Buyer (collectively, the "Designated Contacts"). Other than the Designated Contacts, or otherwise in the ordinary course of business unrelated to the transactions contemplated hereby or Buyer's acquisition of the Company, neither Buyer nor any of its Affiliates or any of their respective representatives shall contact any employee, customer, supplier, landlord, lender or other material business relation of the Company without the prior written consent of the Company. Notwithstanding anything to the contrary in this Agreement, the Company shall not be required to disclose any information to Buyer or its Representatives regarding the Company's entry into or conducting of a sale process prior to the execution of this Agreement or other information, if such disclosure would, in the reasonable discretion of Sellers' Representative, (a) jeopardize any attorney-client or other legal privilege or (b) contravene any applicable Laws, fiduciary duty or binding agreement entered into prior to the date hereof. Buyer acknowledges that the information being provided to it in connection with the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference.

Section 6.4 **Documents and Information**. After the Closing Date, Buyer will, and will cause the Company to, until the sixth (6th) anniversary of the Closing Date, retain all books, records and other documents pertaining to the business of the Company in existence on the Closing Date and make the same available for inspection and copying by any Seller (at such Seller's expense) during normal business hours of the Company upon reasonable request and upon reasonable notice. Buyer shall not be obligated to provide any Seller with access to any books or records (including personnel files) pursuant to this Section 6.4 where such access would violate any Law or jeopardize any attorney-client or other legal privilege. As a condition to making any such information available to Sellers, such Seller shall enter into such confidentiality or other nondisclosure arrangements as may be reasonably requested by Buyer to protect the disclosure of such information. No such books, records or documents that may be relevant to any legal, regulatory or Tax audit, investigation, inquiry, or requirement will be destroyed after the sixth (6th) anniversary of the Closing Date by Buyer or the Company without first advising the Sellers in writing and giving the Sellers a reasonable opportunity to obtain possession thereof.

Section 6.5 **Necessary Consents**. From the date hereof until the Closing, the Sellers shall, or shall cause the Company to, use their respective commercially reasonable efforts to obtain prior to the Closing such consents of third parties and to give notices to third parties to avoid the breach or termination of any Contract that is listed on Schedule 3.7(a) to which the Company is a party. Notwithstanding the preceding sentence, none of the Sellers or the Company shall be required to pay, or commit to pay, any money or other consideration or incur any liability or other obligation as part of their efforts to obtain such consents, and the failure to obtain any such consent shall not result in the failure of any of the conditions to the Closing set forth in Article VII.

Section 6.6 **Governmental Approvals**.

(a) Subject to the terms and conditions herein provided, each Party will use reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement (including the satisfaction, but not waiver, of the closing conditions set forth in Article VII hereof). Each Party will use reasonable best efforts to obtain consents of all Governmental Entities necessary to consummate the transactions contemplated hereby, including obtaining all requisite approvals and authorizations for the transactions contemplated hereby under the HSR Act and other applicable Laws (including under any applicable foreign Law relating to antitrust, competition or merger matters ("Foreign Competition Laws")). All costs incurred by a Party in connection with obtaining such consents shall be paid by such Party, except that Buyer shall be responsible for the payment of all of the filing fees payable in connection with the filing of the applicable Notification and Report Forms under the

HSR Act pursuant to this Section 6.6(a) and in connection with filings under the Foreign Competition Laws. Each Party will make, as promptly as practicable (and in any event, within three (3) Business Days following the date hereof), an appropriate filing pursuant to the HSR Act with respect to the transactions contemplated by this Agreement and will supply as promptly as practicable to the appropriate Governmental Entities any additional information and documentary material that may be requested pursuant to the HSR Act and the Foreign Competition Laws, and to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act, including by requesting early termination of the waiting period provided for in the HSR Act.

(b)   In furtherance and not in limitation of the provisions of Section 6.6(a), Buyer shall, and shall cause its Affiliates to, promptly take any and all steps necessary to avoid, eliminate or resolve each and every impediment and obtain all clearances, consents, approvals and waivers under the HSR Act and the Foreign Competition Laws that may be required by any Governmental Entity, in each case, with competent jurisdiction, so as to enable the Parties to close the transactions contemplated by this Agreement as promptly as practicable, including (i) proposing, negotiating, offering to commit and effect (and if such offer is accepted, committing to and effecting), by Order, consent decree, hold separate order, trust, or otherwise, the sale, divestiture, license, disposition or hold separate of such assets or businesses of Buyer, the Company or any of their respective Subsidiaries or Affiliates, or otherwise offering to take or offering to commit to take any action (including any action that limits its freedom of action, ownership or control with respect to, or its ability to retain or hold, any of the businesses, assets, product lines, properties or services of Buyer, the Company or any of their respective Subsidiaries or Affiliates) to the extent legally permissible, and if the offer is accepted, taking or committing to take such action; (ii) terminating, relinquishing, modifying or waiving existing relationships, ventures, contractual rights, obligations or other arrangements of Buyer, the Company or any of their respective Subsidiaries or Affiliates; (iii) creating any relationships, ventures, contractual rights, obligations or other arrangements of Buyer, the Company or any of their respective Subsidiaries or Affiliates; and (iv) entering or offering to enter into agreements and stipulating to the entry of an Order or filing appropriate applications with any Governmental Entity in connection with any of the actions contemplated by the foregoing clauses (i) through (iii) (provided, that the Company shall be obligated to take any such action unless the taking of such action is expressly conditioned upon the Closing and the consummation of the transactions contemplated hereby), in each case, as may be necessary, required or advisable in order to obtain clearance under the HSR Act and the Foreign Competition Laws, to avoid the entry of, or to effect the dissolution of or to vacate or lift, any Order (whether temporary, preliminary or permanent) that would otherwise have the effect of restraining, preventing or delaying the consummation of the transactions contemplated hereby, or to avoid the commencement of any Action that seeks to prohibit the transactions contemplated by this Agreement. In the event that any Governmental Entity requires the divestiture or the holding separate by Buyer, the Company or any of their respective Subsidiaries or Affiliates or of any assets or businesses thereof, no adjustment shall be made to the Purchase Price and Buyer shall be required to divest such assets and businesses, or hold them separate, as the case may be, following the Closing.

(c)   In the event any Action by or before any Governmental Entity or other Person is commenced which questions the validity or legality of the transactions contemplated hereby or seeks damages in connection therewith, the Parties agree to cooperate and use reasonable best efforts to defend against such Action. Each of the Parties shall promptly notify the other Parties of any material communication it or any of its Affiliates receives from any Governmental Entity relating to the matters that are the subject of this Agreement and permit the other Parties to review in advance any proposed material communication by such Party to any Governmental Entity, but, for the avoidance of doubt, not including any interactions between such Party and such Governmental Entity in the ordinary course of business (unrelated to the transactions contemplated hereby) and any disclosure which is not permitted by applicable Law. No Party to this Agreement shall agree to participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry unless it consults with the other Parties in advance and, to the extent permitted by such Governmental Entity and by applicable Law, gives the other Parties the opportunity to attend and participate at such meeting. Subject to the Confidentiality Agreement, the Parties will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other Parties may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods including under the HSR Act. Subject to the Confidentiality Agreement, the Parties will provide each other with copies of all correspondence, filings or communications between them or any of their Representatives, on the one hand, and any Governmental Entity or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated hereby, but, for the avoidance of doubt, not including any interactions between such Party and such Governmental Entity in the ordinary course of business (unrelated to the transactions contemplated hereby) and any disclosure which is not permitted by applicable Law.

Section 6.7 **Indemnification; Directors' and Officers' Insurance**.

(a)   For a period of six (6) years following the Closing Date, Buyer shall not (and shall cause the Acquired Companies not to) amend, repeal or modify the indemnification and liability limitation or exculpation provisions of the Acquired Companies' Governing Documents in any manner that would adversely affect the rights thereunder of any individual who, as of the Closing Date or at any time prior to the Closing Date, is or was a manager, director, officer, employee or agent of any Acquired Company, unless such modification is required by applicable Law. Subject to the preceding sentence, Buyer agrees (i) that all rights to indemnification or exculpation now existing in favor of the current or former managers, directors, officers, employees and agents of any Acquired Company (each, an "Indemnitee"), as provided in such Acquired Company's Governing Documents with respect to any matters occurring on or prior to the Closing Date, will survive the transactions contemplated by this Agreement and will continue in full force and effect, (ii) that it will cause the Acquired Companies to perform and discharge their respective obligations to provide such indemnity and exculpation, (iii) to the fullest extent provided for in such Governing Documents, such indemnification will be mandatory rather than permissive, and, (iv) after the Closing, Buyer will cause the Acquired Companies to advance expenses in connection with such indemnification to the fullest extent provided in such Acquired Company's Governing Documents.

(b)   Contemporaneously with the Closing, the Company will, and Buyer will cause the Company to, purchase and maintain in effect, without any lapses in coverage, a "tail" policy providing directors' and officers', employment practices liability and fiduciary liability insurance coverage for the benefit of those Persons who are covered by the Company's directors' and officers' liability insurance policies as of the date of this Agreement or at the Closing, for a period of six (6) years following the Closing Date with respect to matters occurring prior to the Closing that is at least equal to the coverage provided under the Company's current directors' and officers' liability insurance policies. The premium for such "tail" policy shall be paid by Buyer when due and shall not constitute a Seller Expense hereunder.

(c)   Buyer hereby acknowledges that the Indemnitees may have certain rights to indemnification, advancement of expenses and/or insurance provided by the Sellers and their Affiliates (other than the Company and Subsidiaries) (collectively, the "Seller Indemnitors"). Buyer hereby agrees that from and after the Closing Date (i) the Company, the Subsidiaries and any of their successors or assigns are the indemnitors of first resort (i.e., its obligations to Indemnitees are primary and any obligation of the Seller Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by any Indemnitee are secondary), (ii) the Company, the Subsidiaries and any of their successors or assigns shall be required to advance the full amount of expenses incurred by any Indemnitee and shall be liable for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and as required by the terms of this Agreement and the Governing Documents of the Company or any Subsidiary (or any other agreement between the Company or any Subsidiary and any Indemnitee), without regard to any rights an Indemnitee may have against the Seller Indemnitors and (iii) it irrevocably waives, relinquishes and releases the Seller Indemnitors from any and all claims against the Seller Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof. Buyer further agrees that no advancement or payment by the Seller Indemnitors on behalf of an Indemnitee with respect to any claim for which an Indemnitee has sought indemnification from the Company shall affect the foregoing and the Seller Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of an Indemnitee against the Company. Buyer agrees that the Seller Indemnitors are express third party beneficiaries of the terms of this Section 6.7(c).

(d)   Buyer covenants, for itself and its successors and assigns, that it and they shall not institute any Action in any court or before any administrative agency or before any other tribunal against any of the current directors or managers of any Acquired Company, in their capacity as such, with respect to any liabilities, actions or causes of action, judgments, claims or demands of any nature or description (consequential, compensatory, punitive or otherwise), in each such case to the extent resulting from their approval of this Agreement or the transactions contemplated hereby.

(e)   The present and former (each determined as of the Closing Date) directors, managers, officers, employees and agents of each Acquired Company entitled to the indemnification, liability limitation, exculpation and insurance set forth in this Section 6.7 are intended to be third party beneficiaries of this Section 6.7, and no such Person shall be obligated to seek contribution from any other Person who may have an obligation to indemnify such Person for any matter with respect to which such covered Person is entitled to indemnification from any Acquired Company by virtue of this Section 6.7. The obligations of Buyer and the Company under this Section 6.7 shall not be terminated or modified in such a manner as to adversely affect any director, manager, officer, employee or agent to whom this Section 6.7 applies without the consent of such affected director, manager, officer, employee or agent. This Section 6.7 will survive the consummation of the transactions contemplated hereby and will be binding on all successors and assigns of Buyer.

Section 6.8   **Employee Benefit Matters**. During the period beginning on the Closing Date and ending on the first (1st) anniversary of the Closing Date or, if earlier, until the applicable employee ceases to be employed by the Company immediately following the Closing, Buyer will cause the Company to provide employees of the Company actively employed by the Company as of the Closing and who continue to be employed by the Company with (a) substantially similar base wages or base salary, as applicable, and cash bonus opportunities as were provided to such employees immediately prior to the Closing Date and (b) employee benefits (other than equity-based arrangements, defined benefit pension plans, or retiree welfare benefits, or retention or change in control compensation or benefits, including, without limitation, the Stock Tracking Unit Agreements) that are substantially similar in the aggregate to the employee benefits that were provided to such employees immediately prior to the Closing Date. Buyer further agrees that, from and after the Closing Date, Buyer will cause the Company to grant all of its employees credit for any service with the Company earned prior to the Closing Date (i) for eligibility to participate and vesting purposes (but not for purposes of benefit accruals under a defined benefit plan or vesting pursuant to equity incentive plans) and (ii) for purposes of vacation accrual and severance benefit determinations under any benefit or compensation plan, program, agreement or arrangement that may be established or maintained by Buyer or any of its Subsidiaries, including the Company on or after the Closing Date (the "New Plans"). In addition, to the extent that Buyer or its Affiliates modifies any coverage or benefit plans covering employees of the Company that provide benefits similar to an Employee Benefit Plan during the plan year that includes the Closing, Buyer will (A) cause to be waived all pre-existing condition exclusions and actively-at-work requirements and similar limitations, eligibility waiting periods and evidence of insurability requirements under any New Plan to the extent waived or satisfied by an employee under the similar Employee Benefit Plan as of the Closing Date and (B) cause, with respect to any New Plan that is a group health plan, any deductible, co-insurance and covered out-of-pocket expenses paid on or for that portion of the group health plan year before the Closing Date by any employee (or covered dependent thereof) of the Company to be taken into account for purposes of satisfying the corresponding deductible, coinsurance and maximum out-of-pocket provisions after the Closing Date under any such New Plan in the year of initial participation (without duplication for the same period of coverage), except to the extent the consent of a third party, such as an insurer, is required and such consent cannot be obtained through commercially reasonable efforts. Nothing contained herein, express or implied, (x) is intended to confer upon any employee of the Company any right to continued employment for any period or continued receipt of any specific employee benefit, or will constitute an amendment to or any other modification of any New Plan or Employee Benefit Plan, (y) shall, subject to compliance with the foregoing provisions of this Section 6.8, alter or limit Buyer's or the Company's ability to amend, modify or terminate any particular benefit plan, program, agreement or arrangement, or (z) is intended to confer upon any individual (including employees, retirees, or dependents or beneficiaries of employees or retirees) any right as a third party beneficiary of this Agreement.

Section 6.9   **Sellers' Representative**.

(a)   Each Seller hereby irrevocably appoints Sellers' Representative as the sole representative of the Sellers to act as the agent and on behalf of such Sellers regarding any matter relating to or under this Agreement, the Escrow Agreement or the other Ancillary Documents (collectively, the "SR Agreements"), and Sellers' Representative shall have full power and authority on each Seller's behalf concerning, without limitation, (i) making decisions with respect to the determination of Final Purchase Price, Closing Working Capital, Closing Cash, Closing Indebtedness, Closing Seller Expenses and other matters under Section 2.6 (d); (ii) determining whether the conditions to closing in Article VII have been satisfied and supervising the Closing, including waiving any condition, as determined by Sellers' Representative, in its sole discretion; (iii) taking any action that may be necessary or desirable, as determined by Sellers' Representative, in its sole discretion, in connection with the termination of this Agreement in accordance with Article VIII or any other SR Agreement; (iv) taking any and all actions that may be necessary or desirable, as determined by Sellers' Representative, in its sole discretion, in connection with the amendment of this Agreement in accordance with Section 10.2 or any other SR Agreement; (v) accepting notices on behalf of the Sellers in accordance with Section 10.5 or any other SR Agreement; (vi) executing and delivering, on behalf of the Sellers, any and all notices, documents or certificates to be executed by the Sellers, in connection with the SR Agreements and the transactions contemplated thereby; and (vii) granting any consent, waiver or approval on behalf of the Sellers under the SR Agreements. As the representative of the Sellers under the SR Agreements, Sellers' Representative shall act as the agent for all Sellers, shall have authority to bind each such Person in accordance with the SR Agreements, and Buyer may conclusively rely on such appointment and authority in all respects. Buyer may conclusively rely upon, without independent verification or investigation, all decisions made by Sellers' Representative in connection with the SR Agreements in writing and signed by an authorized person of Sellers' Representative. All decisions and actions by Sellers' Representative (to the extent authorized by this Agreement) shall be binding upon all Sellers, and no Seller shall have the right to object, dissent, protest or otherwise contest the same.

(b)   Each Seller acknowledges and agrees that Sellers' Representative shall retain the Seller Reserve Amount for the purpose of paying any fees, costs and expenses incurred by Sellers' Representative in connection with the performance of its obligations under this Agreement and each of the documents to be executed in connection with the transactions contemplated hereby. Each Seller further acknowledges and agrees that Sellers' Representative shall have the right, but not the obligation, exercisable in its sole discretion, to distribute to any Seller at any time such Seller's pro rata portion of the Seller Reserve Amount upon the delivery by such Seller to Sellers' Representative (in favor of Sellers' Representative on behalf of such Seller) of (i) a letter of credit or (ii) a written undertaking, in either case, in support of such Seller's obligations hereunder and with such form and substance acceptable to Sellers' Representative, in its sole discretion. Notwithstanding the foregoing, each of the Sellers acknowledges and agrees that there can be no assurances that any of the Seller Reserve Amount will be paid or disbursed to the Sellers.

(c)   Sellers' Representative shall be entitled to retain counsel and to incur such fees, costs and expenses as Sellers' Representative deems to be necessary or appropriate in connection with the performance of its obligations under this Agreement and each of the documents to be executed in connection with the transactions contemplated hereby. Sellers' Representative shall be reimbursed for all such fees, costs and expenses (including reasonable attorneys' fees, costs and expenses) first from the Seller Reserve Amount and, to the extent that such fees, costs and expenses exceed such amount, then on a pro rata basis from the Sellers. Each Seller agrees to indemnify Sellers' Representative and its partners, members, officers, directors, employees, agents and other representatives for its respective pro rata share of any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses (including the reasonable fees and expenses of any legal counsel retained by Sellers' Representative) or disbursements of any kind or nature whatsoever which may at any time be imposed on, or incurred by or asserted against Sellers' Representative or any of its Affiliates, partners, members, officers, directors, employees, agents and other representatives in any way relating to or arising out of or in connection with the acceptance or administration of Sellers' Representative's duties hereunder or the Escrow Agreement or any other documents contemplated by or referred to herein or therein or the transactions contemplated hereby or thereby or the enforcement of any of the terms hereof or thereof; provided, however, that no Seller shall be liable for any of the foregoing to the extent they arise from Sellers' Representative's fraud or willful misconduct as may be determined in a final, non-appealable order of a court of competent jurisdiction.

(d)   Each Seller hereby appoints Sellers' Representative as such Seller's true and lawful attorney-in-fact and agent, with full powers of substitution and resubstitution, in such Seller's name, place and stead, in any and all capacities, in connection with the transactions contemplated by the SR Agreements, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection with the sale of the Company Interests or Blocker Interests, as applicable, as fully to all intents and purposes as such Seller might or could do in person.

(e)   Sellers' Representative, in its capacity as Sellers' Representative, shall have no liability to Buyer for any default under this Agreement by any other Seller. Except for fraud or willful misconduct on its part as may be determined in a final, non-appealable order of a court of competent jurisdiction, Sellers' Representative shall have no liability to any other Seller under this Agreement for any action or omission by Sellers' Representative on behalf of the other Sellers.

Section 6.10   **Restructuring**. Prior to the Closing, SP GE VIII-B GD RV Holdings, L.P. shall distribute a portion of the Company Interests owned by it to its limited partner, Blocker Seller, in redemption of such partner's ownership interest therein (such redemption, together with any modifications made pursuant to the following sentences of this Section 6.10, collectively the "Restructuring"). The Acquired Companies and the Sellers may modify the transaction set forth in the preceding sentence, provided that no such modification shall (a) impair or materially delay consummation of the Purchase or the other transactions contemplated hereby, (b) cause or result in any material breach of any representation or warranty of the Company or any Seller made in this Agreement or (c) increase any liability of Buyer or any Acquired Company as compared to the transactions set forth in the preceding sentence (including, without limitation, any liability for Taxes). The Sellers shall notify Buyer promptly of any changes to the Restructuring reasonably in advance of effecting any modified step of the Restructuring and shall consider in good faith any comments received from Buyer.

Section 6.11   **Obligations in Respect of Debt Financing**.

(a)   Prior to the Closing, the Company shall, and shall use its reasonable best efforts to cause its Representatives to, use reasonable best efforts to provide all cooperation in connection with the arrangement of the Debt Financing as is reasonably requested by Buyer. Such assistance shall include, but not be limited to, the following: (i) participation in, and assistance with, the Marketing Efforts (insofar as they relate to the Company) related to the Debt Financing; (ii) participation by senior management of the Company in, and assistance with, the preparation of a reasonable number of rating agency presentations and a reasonable number of meetings (or calls in lieu of meetings) with rating agencies; (iii) timely delivery to Buyer of the Financing Information and all other readily available pertinent financial information relating to the Company as may be reasonably requested by Buyer in connection with the Debt Financing; (iv) taking such actions as are reasonably requested by Buyer to facilitate the satisfaction on a timely basis of the conditions precedent to obtaining the Debt Financing set forth in paragraphs (1), (8) and (10) of Exhibit D to the Debt Commitment Letter (insofar as such conditions relate to the Company); (v) requesting from the Company's existing lenders customary payoff letters, lien terminations or other instruments of termination or discharge in respect of Indebtedness of the Company contemplated by this Agreement to be repaid at Closing; and (vi) in the case of managers of the Company that will continue to be managers of the Company following the Closing, taking customary actions in such capacity (subject to applicable fiduciary duties) to approve the Debt Financing. The Company further agrees to supplement reasonably promptly the information provided by the Company pursuant to this Section 6.11 to the extent that such information, to the Knowledge of the Company, contains any material misstatement of fact or omits to state any material fact necessary to make such information not misleading in any material respect. Notwithstanding the foregoing or any other provision of this Agreement to the contrary: (A) such requested cooperation shall not unreasonably interfere with the business or the ongoing operations of the Company or any of its Affiliates; (B) nothing in this Section 6.11 shall require cooperation to the extent that it would (1) cause any condition to the Closing set forth in this Agreement to not be satisfied or otherwise cause any breach of this Agreement or (2) reasonably be expected to conflict with or violate the Company's or any of its Affiliates' respective organizational documents or any requirement of law, or result in the contravention of, or result in a violation or breach of, or default under, any Material Contract; (C) prior to the Closing, neither the Company nor any of its Related Persons shall be required to pay any commitment or other fee or incur, or take any action that would reasonably be expected to result in the incurrence of, any other liability or obligation or provide any indemnity in connection with the Debt Financing; (D) none of the Company or its Related Persons shall be required to execute or enter into, perform or authorize any agreement, instrument or document (other than, subject to the limitations specified above, customary authorization letters) relating to the Debt Financing that is not contingent upon the Closing or that would

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be effective prior to the Closing Date; and (E) nothing shall obligate the Company to provide, or cause to be provided, any legal opinion by its counsel (provided, however, that (subject to the limitations in the foregoing clauses (A) - (D) and the remainder of this clause (E)) the Company or its Representatives shall use their reasonable best efforts to provide, or cause to be provided, customary backup documentation for legal opinions that are required in connection with the Debt Financing to the extent reasonably requested by Buyer), or to provide any information or take any action to the extent it would result in a violation of applicable requirements of law. The Company hereby consents to the customary use of its corporate logos in the Marketing Material in connection with the Debt Financing; provided, that such corporate logos are used solely in a manner that is not intended to, nor reasonably likely to, harm or disparage the Company.

(b)   The Company and the Sellers shall not have any liability to Buyer in respect of any financial information or data or other information provided pursuant to this Section 6.11. Buyer shall indemnify, defend and hold harmless each of the Company and the Seller Related Persons and its and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the performance of the Company's obligations under this Section 6.11 and any information utilized in connection therewith, except to the extent such liabilities or obligations arose out of or resulted from (i) information provided by or on behalf of the Company, the Sellers, their respective Representatives or their respective Related Persons or (ii) the gross negligence, fraud, bad faith, willful misconduct or intentional misrepresentation or breach of this Agreement by the Company, the Sellers, their respective Representatives or any of their respective Related Persons. Buyer shall, within thirty (30) days following written request by the Company accompanied by supporting documentation therefor, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses incurred by the Company (including those of its Representatives) during the period from the date hereof through the date of such request in connection with the cooperation required by this Section 6.11.

(c)   Buyer shall (i) use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange, obtain and consummate the Debt Financing on the terms and conditions described in the Debt Commitment Letter (including, to the extent required in accordance with the terms thereof, compliance with any exercise of any "flex" provisions contained therein), including using reasonable best efforts to (A) satisfy on a timely basis all conditions precedent to funding applicable to Buyer in the Debt Commitment Letter and the Financing Agreements and, upon the satisfaction (or waiver) of all of the conditions set forth in Section 7.1 and Section 7.2, to consummate the Debt Financing no later than the Closing Date, and (B) maintain in full force and effect the Debt Commitment Letter until the funding of the Debt Financing and to negotiate, execute and deliver the Financing Agreements consistent with the terms and conditions contemplated by the Debt Commitment Letter (subject to any applicable "flex" provisions) or, if applicable, on terms that are no less favorable to Buyer than the terms contained in the Debt Commitment Letter (after taking into account any "flex" provisions contained therein), (ii) upon the satisfaction or, if deemed advisable by Parent, waiver of all conditions precedent to funding in the Debt Commitment Letter, enforce the obligations of the Financing Sources to fund the Debt Financing, and (iii) comply in all material respects with its obligations under the Debt Commitment Letter and the Financing Agreements, to the extent within its control. Upon the reasonable request of the Company, Buyer shall reasonably promptly update the Company in reasonable detail with respect any material developments concerning the status of the Debt Financing. Buyer shall provide the Company, upon reasonable request, with copies of any Financing Agreements and such other information and documentation regarding the Debt Financing as shall be reasonably necessary to allow the Company to monitor the progress of such financing activities. In the event all or any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter (subject to any applicable "flex" provisions), (A) Buyer shall notify the Company, and (B) Buyer shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange to obtain alternative financing in an amount not less than the Debt Financing reflected in the Debt Commitment Letter (the "Alternative Financing"), upon terms and conditions no less favorable in any respect to Buyer than the terms and conditions set forth in the Debt Commitment Letter (including with respect to the matters described in clauses (w) through (z) hereof). Buyer shall deliver copies of the commitment letters and related fee letters documenting the Alternative Financing (the "Alternative Debt Commitment Letter") (which fee letters may be redacted solely with respect to (x) the amount of fees and (y) the economic terms (excluding, for the avoidance of doubt, covenants) of any "market flex" provisions (such redaction to be in a customary manner and shall not extend to any terms that affect the amount or availability of, or impose any additional conditions on, the financing contemplated by the Alternative Debt Commitment Letter)) to the Company upon execution thereof. Such Alternative Financing shall be deemed to be a part of the "Debt Financing" and the Alternative Debt Commitment Letter shall be deemed a "Debt Commitment Letter" for all purposes of this Agreement. Buyer shall not permit or consent to (1) any amendment, supplement or modification to, or any waiver of any provision under, the Debt Commitment Letter if such amendment, supplement, modification or waiver (w) imposes new or additional conditions, or otherwise expands any of the conditions, to the initial funding of the Debt Financing at Closing in a manner that would make such conditions more onerous than those set forth therein on the date hereof, (x) would reasonably be expected to materially and adversely impact the ability of Buyer to enforce its rights against the other parties to the Debt Commitment Letter, (y) would reasonably be expected to materially impair, materially delay or prevent the availability of all or a portion of the Debt Financing or the consummation of the transactions contemplated by this Agreement, or (z) would reduce the aggregate cash amount of the Debt Financing to an amount that, when taken together with other funds available to Buyer, is not sufficient to pay the aggregate Closing Cash Consideration to be paid by Buyer at the Closing and all other amounts required to be paid by Buyer at the Closing in connection with the consummation of the transactions contemplated hereby and to pay all related fees and expenses of Buyer required to be paid at the Closing in connection therewith; provided, that, notwithstanding anything in this Agreement to the contrary, Buyer may replace or amend the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Commitment Letter as of the date hereof, or (2) early termination of the Debt Commitment Letter (other than in connection with (and solely to the extent replaced by) Alternative Financing). Buyer shall furnish to the Company a copy of any amendment, modification or waiver of the Debt Commitment Letter following execution thereof, in each case, to the extent entered into prior to the Closing; provided, that amendments to fee letters may be redacted to the same extent as the fee letters may be redacted under Section 5.5. Buyer shall promptly notify the Company in writing (I) of any material breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any material breach or default) by any party to the Debt Commitment Letter or any Financing Agreement of which Buyer obtains knowledge, (II) of the receipt by Buyer or any of its Related Persons or Representatives of any written notice or other written communication from any Financing Source with respect to any actual, threatened or alleged material breach, default, termination or repudiation by any party to the Debt Commitment Letter or any Financing Agreement or any provision of the Debt Financing contemplated pursuant to the Debt Commitment Letter or any Financing Agreement (including any proposal by any Financing Source to withdraw, terminate or make a material change in the terms of (including the amount of Debt Financing contemplated by) the Debt Commitment Letter), (III) if for any reason Buyer believes in good faith that it will not be able to obtain all or any portion of the Debt Financing on the terms, in the manner or from the sources contemplated by the Debt Commitment Letter or the Financing Agreements and (IV) of the termination or expiration prior to Closing of the Debt Commitment Letter or any Financing Agreement. As soon as reasonably practicable, Buyer shall provide any material information reasonably requested by the Company relating to any of the circumstances referred to in this Section 6.11.

Section 6.12 **Transactions with Affiliates**. Prior to the Closing, the Company shall terminate all related party transactions set forth on Schedule 6.12 other than employee participation in Employee Benefit Plans, and all interest holder, member, shareholder, management and members', operating agreements or similar agreements relating to the Company or the Purchased Company Interests such that, as of the Closing Date, the Company shall not have any liability or obligation thereunder (or in respect thereof).

Section 6.13 **Reporting Requirements**. From the date of this Agreement until the one year anniversary of the Closing Date, the Sellers and, with respect to the period prior to the Closing Date, the Company, agree to provide such assistance with the Reporting Requirements as is reasonably requested by Buyer. Such assistance shall include, but not be limited to, the following: (a) participation by senior management of the Company in, and assistance with, the preparation of Buyer's, and following the Adjustment Time, the Company's, financial statements, including pro forma financial statements and reviewed financial statements of the Company with respect to the nine-month period ended September 30, 2016 and the comparative nine-month period ended September 30, 2015 and the audited financial statements of the Company with respect to the fiscal years ended 2015, 2014, and 2013 (b) using commercially reasonable efforts to cause the Company's independent auditors to cooperate with the Reporting Requirements, including, without limitation, the delivery of customary authorization letters, confirmation and undertakings and (c) using commercially reasonable efforts to take such other actions and provide such other information as is necessary for Buyer to comply with the Reporting Requirements, including filing Form 8-K with respect to the transactions contemplated in this Agreement.

Section 6.14 **Exclusivity**. Prior to the Closing, Sellers, the Company and the Affiliates, agents and representatives of the Company and Sellers, in each case, acting on the Company's or the Sellers' behalf, as applicable, shall not, directly or through an intermediary: (a) solicit, initiate or encourage the submission of any Acquisition Proposal with respect to the Company; (b) enter into any agreement with respect to any Acquisition Proposal with respect to the Company; or (c) participate in any discussions or negotiations regarding, or furnish to any Person any information for the purpose of facilitating the making of, or take any other action to facilitate any inquiries or the making of, any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal with respect to the Company or its business. The Parties agree that the unsolicited receipt of an Acquisition Proposal by the Company, the Sellers or any of their respective officers, directors, governors, managers, employees, attorneys or other agents or representatives shall not constitute a breach of this Section 6.14.

Section 6.15 **Section 280G Matters**. Prior to the Closing Date, the Sellers' Representative and the Company will submit to a vote (along with adequate disclosure satisfying the requirements of Section 280G(b)(5)(B)(ii) of the Code and any regulations promulgated thereunder) the right of any "disqualified individual" (as such term is defined in Treasury Regulation Section 1.280G-1)) to receive any payment that could constitute a "parachute payment" (within the meaning of Section 280G(b)(2)(A)(i) of the Code) and as to which such individual waives his or her rights as described in the following sentence in a manner that satisfies the shareholder approval requirements of Section 280G(b)(5) of the Code and any regulations promulgated thereunder to the extent necessary to cause any such payment not to constitute an "excess parachute payment" within the meaning of Section 280G(b)(1) of the Code. To the extent that any such "disqualified individual" has the right to receive payments that could constitute "parachute payments" and elects to waive such rights, the Company will obtain waivers of such rights prior to soliciting the vote described in the immediately preceding sentence such that the vote will, if successful, establish each "disqualified individual's" right to the payment. The Sellers' Representative and the Company will provide, or cause to be provided, to the Buyer a draft of all shareholder vote related documents, including, but not limited to, any disclosure documents and "disqualified individual" waiver. The Sellers' Representative and the Company will incorporate any reasonable comments that are made by Buyer. The Parties agree that the reasonable attorneys' fees associated with the Company's compliance with this Section 6.15 shall be paid by Buyer, up to a maximum of $20,000, and not be included as a Seller Expense. Any amounts in excess of $20,000 shall be included as a Seller Expense hereunder.

ARTICLE VII
CONDITIONS TO CONSUMMATION OF THE
TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT

Section 7.1   **Conditions to the Obligations of the Parties**. The respective obligations of Buyer and the Sellers to consummate the transactions contemplated hereby are subject to the satisfaction (or, if permitted by applicable Law, waiver by the Party for whose benefit such condition exists) of the following conditions:

(a)   any applicable waiting period (and any extension thereof) under the HSR Act relating to the transactions contemplated by this Agreement will have expired or been terminated; and

(b)   no Law or Order issued by any Governmental Entity preventing the consummation of the Restructuring or the Purchase will be in effect; provided, that Buyer or the Sellers, whichever alleges that the condition set forth in this Section 7.1(b) has not been satisfied, has fully complied with Section 6.6 in respect of such injunction or other order or the commencement of any such proceeding or lawsuit.

Section 7.2   **Other Conditions to the Obligations of Buyer**. The obligations of Buyer to consummate the transactions contemplated hereby are subject to the satisfaction or, if permitted by applicable Law, waiver by Buyer of the following further conditions:

(a)   (i) each of the representations and warranties of the Company contained in Section 3.1 (Organization and Qualification), Section 3.2 (Capitalization) and Section 3.3 (Authority) shall be true and correct in all material respects, and (ii) each of the representations and warranties of the Company contained in Article III of this Agreement other than those listed in clause (i) of this Section 7.2(a) (without giving effect to any "materiality" or Material Adverse Effect qualification or exception contained therein) shall be true and correct in all respects, in each case as of the Closing with the same force and effect as though made on and as of the Closing Date, except to the extent such representations and warranties are made on and as of a specified date, in which case the same will continue on the Closing Date to be true and correct as of the specified date, except, in the case of clause (ii) of this Section 7.2(a), where the failure of such representations and warranties to be so true and correct does not have a Material Adverse Effect;

(b)   (i) each of the representations and warranties of the Sellers contained in Section 4.1 (Organization), Section 4.2 (Authority), Section 4.6 (Purchased Interests) and Section 4.7(d) (Blocker Capitalization) shall be true and correct in all material respects, and (ii) each of the representations and warranties of the Sellers contained in Article IV of this Agreement other than those listed in clause (i) of this Section 7.2(b) that are qualified by materiality shall be true and correct in all respects, in each case as of the Closing Date with the same force and effect as though made on and as of the Closing Date, except to the extent such representations and warranties are made on and as of a specified date, in which case the same will continue on the Closing Date to be true and correct as of the specified date, except, in the case of clause (ii) of this <u>Section 7.2(b)</u>, where the failure of such representations and warranties to be so true and correct does not have a Material Adverse Effect;

(c)   since the date of this Agreement, there shall not have been a Material Adverse Effect;

(d)   the Company and the Sellers will have performed and complied in all material respects with all covenants required to be performed or complied with by the Company or the Sellers, as applicable, under this Agreement on or prior to the Closing Date;

(e)   the Company and the Sellers' Representative, on behalf of the Sellers, will have delivered to Buyer certificates of an authorized officer of the Company and Sellers' Representative, as applicable, dated as of the Closing Date, to the effect that the conditions specified in <u>Section 7.2(a)</u>, <u>Section 7.2(b)</u>, as applicable, and <u>Section 7.2(d)</u> have been satisfied; and

(f)   the Company and the Sellers will have delivered to Buyer the deliveries set forth in <u>Section 2.5(a)</u>.

Section 7.3   **Other Conditions to the Obligations of the Sellers**. The obligations of the Sellers to consummate the transactions contemplated hereby are subject to the satisfaction or, if permitted by applicable Law, waiver by the Sellers of the following further conditions:

(a)   (i) each of the representations and warranties of Buyer contained in <u>Sections 5.1</u> (Organization) and <u>5.2</u> (Authority) shall be true and correct in all material respects, and (ii) each of the representations and warranties of Buyer set forth in <u>Article V</u> of this Agreement other than those listed in clause (i) of this <u>Section 7.3(a)</u> that are qualified by materiality shall be true and correct in all respects, and the representations and warranties of the Sellers set forth in <u>Article V</u> that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except to the extent such representations and warranties are made on and as of a specified date, in which case the same will continue on the Closing Date to be true and correct as of the specified date, except, in the case of clause (ii) of this <u>Section 7.3(a)</u>, where the failure of such representations and warranties to be so true and correct does not have a material adverse effect on Buyer or its Affiliates, taken as a whole, nor otherwise prevent or materially delay the consummation of the transactions set forth in this Agreement;

(b)   Buyer will have performed and complied in all material respects with all covenants required to be performed or complied with by it under this Agreement on or prior to the Closing Date;

(c)   Buyer will have delivered to Sellers' Representative a certificate of an authorized officer of Buyer, dated as of the Closing Date, to the effect that the conditions specified in <u>Section 7.3(a)</u> and <u>Section 7.3(b)</u> have been satisfied; and

(d)   Buyer will have delivered to the Sellers' Representative the deliveries set forth in <u>Section 2.5(b)</u>.

Section 7.4   **Frustration of Closing Conditions**. No Party may rely on the failure of any condition set forth in this <u>Article VII</u> to be satisfied if such failure was caused by such Party's failure to use commercially reasonable efforts to cause the Closing to occur, as required by <u>Section 6.6</u>.

ARTICLE VIII
TERMINATION; AMENDMENT; WAIVER

Section 8.1   **Termination**. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Closing:

(a)   by mutual written consent of Buyer, Sellers' Representative and the Company;

(b)   by Buyer, if any of the representations or warranties of the Company or the Sellers set forth in Article III or Article IV is not true and correct or if the Sellers or the Company has failed to perform or comply with any covenant or agreement set forth in this Agreement (including an obligation to consummate the Closing), in each case, such that a condition to Closing set forth in Section 7.2(a), Section 7.2(b) or Section 7.2(d) would not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform or comply with any covenant or agreement, as applicable, are not cured prior to the earlier of (i) the Business Day prior to the Termination Date and (ii) the date that is 20 days after written notice thereof is delivered to the Sellers' Representative; provided, that Buyer is not then in breach of any representation, warranty or covenant set forth in this Agreement, which breach causes or would reasonably be expected to cause a condition to Closing set forth in either Section 7.3(a) or Section 7.3(b) to fail to be satisfied;

(c)   by the Sellers' Representative (on behalf of all Sellers and the Company), if any of the representations or warranties of Buyer set forth in Article V is not true and correct or if Buyer has failed to perform or comply with any covenant or agreement on the part of Buyer set forth in this Agreement (including an obligation to consummate the Closing), in each case, such that the condition to Closing set forth in either Section 7.3(a) or Section 7.3(b) would not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform or comply with any covenant or agreement, as applicable, are not cured prior to the earlier of (i) the Business Day prior to the Termination Date and (ii) the date that is 20 days after written notice thereof is delivered to Buyer; provided, that neither the Sellers nor the Company is then in breach of any representation, warranty or covenant set forth in this Agreement, which breach causes or would reasonably be expected to cause any of the conditions set forth in Section 7.2(a), Section 7.2(b) or Section 7.2(d) to fail to be satisfied; and provided further, that such 20-day cure period will not apply to any failure by Buyer to consummate the Closing as required by Section 2.4;

(d)   by the Sellers' Representative (on behalf of all Sellers and the Company) if (i) the conditions to the obligations of Buyer to consummate the Closing set forth in Section 7.1 and Section 7.2 were satisfied or waived as of the date the Closing should have been consummated pursuant to the terms of this Agreement (other than those conditions that by their nature can only be satisfied at the Closing or the failure of which to be satisfied is due in any material part to a breach by Buyer of this Agreement) and (ii) Buyer fails to consummate the Closing by the later of (a) the date the Closing should have been consummated pursuant to Section 2.4 and (b) two (2) Business Days after the Sellers' Representative provides written notice to Buyer that the conditions to the obligations of the Sellers to consummate the transactions contemplated by this Agreement set forth in Section 7.1 and Section 7.3 have been satisfied (other than those conditions that by their nature can only be satisfied at the Closing) or that the Sellers' Representative is willing to waive such unsatisfied conditions and that the Sellers are ready, willing and able to consummate the Closing; or

(e)   by the Sellers' Representative (on behalf of all Sellers and the Company) or Buyer, if the transactions contemplated by this Agreement are not consummated on or prior to February 3, 2017 (the

"Termination Date") and the Party seeking to terminate this Agreement pursuant to this Section 8.1(e) is not in breach of any representation, warranty or covenant set forth in this Agreement, which breach causes or would be reasonably expected to cause of any of the conditions set forth in Section 7.2(a), Section 7.2 (b), Section 7.3(a) or Section 7.3(b) to fail to be satisfied; provided that, if the Marketing Period shall have begun but not been completed by the Termination Date, then the Termination Date shall be extended to the Business Day immediately following the last day of the Marketing Period.

The Party desiring to terminate this Agreement pursuant to this Section 8.1 (other than Section 8.1 (a)) shall give prompt written notice of such termination to the other Party.

Section 8.2   **Effect of Termination**.

(a)   In the event of termination of this Agreement, by either Buyer or the Sellers' Representative in accordance herewith, the provisions of this Agreement will immediately become void and of no further force or effect except (i) nothing herein will relieve Buyer or Company from any liability or damages to the other for any Willful Breach by Buyer or the Company of their respective covenants or agreements set forth in this Agreement and (ii) that the Confidentiality Agreement and the provisions of Section 6.2 (Public Announcements), this Section 8.2 (Effect of Termination), Section 10.4 (Entire Agreement; Assignment), Section 10.5 (Notices), Section 10.7 (Governing Law), Section 10.8 (Fees and Expenses), Section 10.9 (Interpretation), Section 10.10 (Exhibits and Schedules), Section 10.11 (Parties in Interest), Section 10.12 (Severability), Section 10.14 (No Recourse), Section 10.15 (Waiver of Jury Trial), Section 10.16 (Jurisdiction and Venue), Section 10.17 (Specific Performance), Section 10.18 (Waiver of Conflicts), Section 10.19 (No Recourse to Financing Sources) and Section 10.21 (Parent Guaranty) of this Agreement shall survive the termination hereof.

(b)   If (i) the Sellers' Representative terminates this Agreement pursuant to Section 8.1(c), or Section 8.1(d) or (ii) this Agreement is terminated by any Party at a time when the Sellers' Representative would be entitled to terminate this Agreement pursuant to Section 8.1(c) or Section 8.1(d) (in each case, without giving effect to any notice requirement or cure period set forth therein), then, the Parties agree that the Company and the Sellers shall have suffered a loss and value of an incalculable nature and amount, unrecoverable in Law, and Buyer shall pay to Sellers (or the Company, if so directed by the Sellers' Representative) a fee of $35,000,000.00 (the "Buyer Termination Fee") as liquidated damages, it being understood that in no event shall Buyer be required to pay the Buyer Termination Fee on more than one occasion. The Buyer Termination Fee shall be payable in immediately available funds by wire transfer (to an account designated by the Sellers' Representative) no later than three (3) Business Days after such termination. Solely for purposes of establishing the basis for the amount of the Buyer Termination Fee, it is agreed that the Buyer Termination Fee is not a penalty, but is liquidated damages (in the event it is paid) in a reasonable amount to compensate the Sellers and the Company in the circumstances in which such fee is payable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement, which amount would otherwise be difficult to calculate with any precision.

(c)   Notwithstanding anything to the contrary in this Agreement and except to the extent that specific performance is available under Section 10.17, the Sellers' right to receive payment of the Buyer Termination Fee, together with any indemnification or reimbursement pursuant to Section 6.11(b) and Section 8.2(d) (collectively, the "Recoverable Amounts") shall be the sole and exclusive remedy of the Company or the Sellers or any of their respective Affiliates, whether or not the Sellers shall have terminated this Agreement, against Buyer, its Affiliates or any of their respective former, current and future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, agents, members, managers, general or limited partners or assignees (collectively, the "Buyer Related Parties") or any Financing Source and any of their respective former, current and future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners or assignees for any and all losses that may be suffered based upon, resulting from or arising out of the circumstances giving rise to such termination, including for any loss suffered as a result of the failure of the Purchase or the Debt Financing to be consummated or for a breach or failure to perform hereunder or under the Debt Commitment Letter, other than for a Willful Breach. Upon payment of the Recoverable Amounts in accordance with this Section 8.2, none of the Buyer Related Parties or any Financing Source and any of their respective former, current and future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners or assignees shall have any further liability or obligation relating to or arising out of this Agreement or any of the Ancillary Documents or the transactions contemplated by this Agreement or any of the Ancillary Documents, other than for a Willful Breach.

(d)   The Parties acknowledge and agree that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Company would not have entered into this Agreement. Accordingly if Buyer fails to promptly pay the Buyer Termination Fee when due pursuant to this Section 8.2 and the Company commences a suit that results in a judgment against Buyer, Buyer shall pay to an account or accounts designated by the Sellers' Representative the Sellers' and the Company's costs and expenses (including reasonable attorneys' fees and expenses) in connection with such suit, together with interest on the amount due pursuant to this Section 8.2 from the date such payment was required to be made hereunder until the date of payment at a rate of 8% per annum. The Parties acknowledge and agree that the fees and other provisions of this Section 8.2 are an integral part of the transactions contemplated by this Agreement and, without these agreements, the Parties would not have entered into this Agreement.

ARTICLE IX
NON-SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS

Section 9.1   **Non-Survival of Representations, Warranties and Covenants**.

(a)   The representations, warranties, covenants and agreements contained in this Agreement will not survive beyond the Closing such that no claim for breach of any such representation or warranty, detrimental reliance or other right or remedy (whether in contract, in tort or at law or in equity) may be brought after the Closing with respect thereto against the Company, the Sellers, the Sellers' Representative or any of their respective Affiliates, or any of their respective officers, directors, employees, agents, representatives, successors and permitted assigns (the "Seller Group"), and there will be no liability in respect thereof, whether such liability has accrued prior to, on or after the Closing, on the part of the Company or any other member of the Seller Group, except in the case of Fraud and in the case of those covenants and agreements contained herein that by their express terms apply or are to be performed in whole or in part after the Closing. Notwithstanding anything to the contrary contained in any provision of this Agreement, nothing in this Agreement shall limit Buyer's (or any of its Affiliates') ability to make a claim under the R&W Policy, it being understood that the R&W Policy shall be the sole recourse of Buyer for any breach of any representation or warranty under this Agreement.

(b)   Buyer, for itself and on behalf of its Affiliates, and any of their respective officers, directors, employees, agents, representatives, successors and permitted assigns (including, after the Closing, the

Company) (each a "Waiving Party"), acknowledges and agrees that, from and after the Closing, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action it may have against any Person in the Seller Group relating to the business conducted by the Company as of the date hereof, the operation of the Company, or their respective businesses or relating to the subject matter of this Agreement or any Exhibit or the Schedules hereto, or any ancillary agreement, certificate or other document entered into, made, delivered, or made available in connection herewith, or as a result of any of the transactions contemplated hereby or thereby, whether arising under, or based upon, any federal, state, local or foreign statute, Law, ordinance, rule or regulation or otherwise (including any right, whether arising at law or in equity, to seek indemnification, contribution, cost recovery, damages or any other recourse or remedy, including as may arise under common law) are hereby irrevocably waived by the Waiving Parties. Furthermore, without limiting the generality of this Section 9.1, (a) no claim will be brought or maintained by, or on behalf of, Buyer or any other Waiving Party (including, after the Closing, the Company) against the Company or any other member of the Seller Group, and no recourse will be sought or granted against any of them, by virtue of, or based upon, any alleged misrepresentation or inaccuracy in, or breach of, any of the representations, warranties or covenants of the Company or any other Person set forth or contained in this Agreement or any Exhibit or Schedules hereto, or any ancillary agreement, certificate or other document entered into, made, delivered, or made available in connection herewith, or as a result of any of the transactions contemplated hereby or thereby. Buyer acknowledges and agrees that the Waiving Parties may not avoid such limitation on liability by (i) seeking damages for breach of contract, tort or pursuant to any other theory of liability, all of which are hereby waived or (ii) asserting or threatening any claim against any Person that is not a party hereto (or a successor to a party hereto) for breaches of the representations, warranties, covenants or agreements contained in this Agreement. The parties hereto acknowledge and agree that the limits imposed on the Waiving Parties' remedies with respect to this Agreement and the transactions contemplated hereby were bargained for between sophisticated parties and were specifically taken into account in the determination of the amounts to be paid by Buyer hereunder. Nothing in this Section 9.1(b) shall be deemed to be a waiver of claims for Fraud.

(c)   BUYER, ON BEHALF OF THE WAIVING PARTIES, EXPRESSLY IRREVOCABLY WAIVES ALL RIGHTS AFFORDED BY ANY STATUTE OR COMMON LAW PRINCIPLES WHICH LIMITS THE EFFECT OF A RELEASE WITH RESPECT TO UNKNOWN CLAIMS. BUYER ON BEHALF OF THE WAIVING PARTIES, ACKNOWLEDGES THAT IT UNDERSTANDS THE SIGNIFICANCE OF THIS RELEASE OF UNKNOWN CLAIMS AND WAIVER OF ANY STATUTORY PROTECTION AGAINST A RELEASE OF UNKNOWN CLAIMS. BUYER, ON BEHALF OF THE WAIVING PARTIES, ACKNOWLEDGES AND AGREES THAT THIS WAIVER IS AN ESSENTIAL AND MATERIAL TERM OF THIS AGREEMENT.

ARTICLE X
MISCELLANEOUS

Section 10.1   **Tax Matters.**

(a)   All federal, state, local, or foreign or other excise, sales, use, transfer (including real property transfer), intangible, recordation, documentary stamp or similar Taxes or charges, of any nature whatsoever (including any penalties and interest) that are imposed on any of the Parties by any Governmental Entity or Taxing Authority in connection with the transactions contemplated hereby ("Transfer Taxes") will be shared equally by Buyer and Sellers when due, and all necessary Tax Returns and other documentation with respect to Transfer Taxes will be prepared and filed by the party required to file such Tax Returns under applicable Law.

(b)   The Sellers and Buyer shall reasonably cooperate, and shall cause their respective Affiliates, officers, employees, agents and auditors reasonably to cooperate, in (i) preparing and filing all Tax Returns of the Acquired Companies, including maintaining and making available to each other all records necessary in connection with Taxes; (ii) resolving all disputes and audits with respect to all taxable periods relating to Taxes; and (iii) providing timely notice to each other in writing of any pending or threatened Tax audits or assessments for all taxable periods for which the other may have a liability under this Agreement. The Parties acknowledge and agree to file all Tax Returns in a manner consistent with the tax characterization of the transactions contemplated hereby as described in Section 2.7(a).

(c)   The Company shall have in place a valid election under Section 754 of the Code with respect to any taxable year (or portion thereof) that ends on or includes the Closing Date.

(d)   The Sellers and Buyer agree that the transactions contemplated by this Agreement will result in the "termination" of the Company under Section 708(b)(1)(B) of the Code. To the extent permitted by Law, any Tax deductions arising out of the payment of Seller Expenses or from other costs and expenses incurred by the Company or the Blocker in connection with the transactions contemplated by this Agreement shall be (i) allocated to, and claimed on Tax Returns relating to, the Pre-Closing Tax Period, and (ii) solely with respect to the Blocker, allocated pursuant to Treasury Regulations Section 1.1502-76(b)(1)(ii)(A)(1) (and not pursuant to the "next day" rule under Treasury Regulations Section 1.1502-76(b)(1)(ii)(B)). With respect to any Straddle Period, Taxes (other than Transfer Taxes) will be allocated to the portion of the period ending on the Closing Date using the following conventions: (i) in the case of all Taxes other than ad valorem property Taxes, including, without limitation, income Taxes, Taxes resulting from, or imposed on, sales, receipts, uses, transfers or assignments of property, or payments to other Persons (including wages), the amount of Taxes allocated to the portion of the Straddle Period ending on the Closing Date will be the amount of Taxes payable for such portion of the period ending on the Closing Date utilizing the "closing of the books" methodology, and (ii) in the case of ad valorem property taxes, the amount of Taxes allocated to the portion of the Straddle Period ending on the Closing Date will equal to the amount of Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period.

(e)   All Tax sharing agreements or similar agreements (other than (x) any such agreement or arrangement that is solely between or among the Acquired Companies, or (y) commercial agreements or arrangements the principal subject matter of which is not Taxes) with respect to or involving an Acquired Company or any Subsidiary thereof, on the one hand, and another Person, on the other hand, shall be terminated prior to the Closing and, after the Closing, no Acquired Company or any Subsidiary thereof shall be bound thereby or have any liability thereunder. All powers of attorney with respect to or involving an Acquired Company or any Subsidiary thereof shall be terminated prior to the Closing and, after the Closing, no Acquired Company or any Subsidiary thereof shall be bound thereby or have any liability thereunder.

(f)   Buyer shall cause the Company to prepare and file all Tax Returns of the Acquired Companies that are required to be filed after the Closing Date. Any such Tax Return that is related to a taxable period (or portion thereof) that began prior to the Closing Date shall be prepared in a manner consistent with past practice unless otherwise required by Law and shall be provided to the Sellers' Representative no later than twenty (20) days prior to the due date for filing thereof (including extensions) for Sellers' Representative's review and approval (not to be unreasonably withheld) (except where such 20-day period is not practical, in which case as soon as practical). In the event that Sellers' Representative does not approve, the Sellers'

Representative shall provide any comments to such Tax Returns in writing within ten (10) days of Sellers' Representative's receipt of such Tax Returns (except where such 10-day period is not practical, in which case as soon as practical). The Parties will attempt to resolve in good faith any disputes with respect to such comments subject to the dispute resolution procedures of Section 2.7(b). In no event will the provision of comments by Sellers' Representative prevent Buyer from timely filing any such Tax Return; provided, however, that in the event that the Accounting Firm has not yet resolved any such dispute prior to the deadline for filing such Tax Return (including any extensions), Buyer will be entitled to file such Tax Return as prepared by Buyer subject to amendment to reflect the resolution when rendered by the Accounting Firm.

(g)   Unless required by Law or otherwise consented to by the Sellers' Representative (not to be unreasonably withheld, conditioned or delated), Buyer shall not file any amended Tax Returns with respect to Taxes for any Pre-Closing Tax Period. Sellers will not take any action to cause the Company to be subject to the BBA Partnership Audit Rules for any Pre-Closing Tax Period.

(h)   If the Blocker has a net operating loss for its taxable year ending on the Closing Date as a result of Transaction Deductions, the Sellers' Representative will cause the Blocker to file an Internal Revenue Service Form 1139 (Corporation Application for Tentative Refund) and corresponding state and local income Tax Returns for the immediately preceding Tax years of the Company. Any refund of Taxes received as a result of such filings that are related to Transaction Deductions will be paid to the Blocker Seller within 30 days of Buyer or the Blocker receiving such refunds. Any refunds paid to the Blocker Seller will be net of (i) Taxes of Buyer or any Acquired Company resulting from such refunds, (ii) any reasonable out-of-pocket costs associated in obtaining such refund (including the costs of preparing such refund claims), and (iii) any Tax required to be withheld on such payment. Notwithstanding anything herein to the contrary, Buyer will not be required to pay any amounts to Sellers for any Tax benefits realized in a Post-Closing Tax Period relating to Transaction Deductions, including, without limitation, as a result of a carryforward of a net operating loss to a Post-Closing Tax Period.

(i)   Except as provided in Section 10.1(j), Buyer will represent the interests of the Company in any audit, examination, investigation, claim, contest, dispute, litigation or other proceeding with respect to Taxes by or against any Taxing Authority (a "Tax Claim") in respect of a Tax Return of the Acquired Companies; provided, that to the extent any such Tax Claim may affect the tax liability of a Seller (i) Buyer will provide Sellers' Representative with copies of all correspondence, notices and other written materials received from any Taxing Authorities and will otherwise keep Sellers' Representative and its tax advisor advised of significant developments regarding the Tax Claim and of significant communications involving representatives of the Taxing Authorities, (ii) Buyer will provide Sellers' Representative with a copy of any material written submission to be sent to a Taxing Authority at least twenty (20) days prior to the submission thereof and will consider any reasonable comments or suggested revisions that Sellers' Representative may have with respect thereto and (iii) to the extent the Tax Claim relates to a Pre-Closing Tax Period, Sellers' Representative will be able to participate in such Tax Claim at Sellers' sole cost and expense, and Buyer will not settle or otherwise resolve such Tax Claim without the consent of Sellers' Representative, which consent will not be unreasonably withheld, conditioned or delayed.

(j)   Provided that Sellers' Representative notifies Buyer in writing of its intention to do so within 30 days of receipt of written notice from Buyer of a Tax Claim subject to this Section 10.1(j), Sellers' Representative may represent the interests of the Company in any Tax Claim in respect of a Pre-Closing Tax Period solely relating to income Taxes; provided, that to the extent any such Tax Claim may affect the tax liability of Buyer (i) Sellers' Representative will provide Buyer with copies of all material correspondence, notices and other written materials received from any Taxing Authorities and will otherwise keep Buyer and its tax advisor reasonably advised of significant developments regarding the Tax Claim and of significant communications involving representatives of the Taxing Authorities, (ii) Sellers' Representative will provide Buyer with a copy of any material written submission to be sent to a Taxing Authority at least twenty (20) days prior to the submission thereof and will consider any reasonable comments or suggested revisions that Buyer may have with respect thereto; and (iii) Sellers' Representative will not settle or otherwise resolve such Tax Claim without the prior written consent of Buyer, which consent will not be unreasonably withheld, conditioned or delayed.

Section 10.2 **Amendment**. This Agreement may be amended or modified only by a written agreement executed and delivered by duly authorized officers of Buyer, the Company and the Sellers' Representative. This Agreement may not be modified or amended except as provided in the immediately preceding sentence and any purported amendment by any party or parties effected in a manner which does not comply with this Section 10.2 will be void. Notwithstanding anything to the contrary contained in this Agreement, Sections 10.11, 10.15, 10.16 and 10.19 and this Section 10.2 (and any provision of this Agreement to the extent an amendment, supplement, waiver or modification of such provision would modify the substance of any of such provisions in a manner that is materially adverse to a Financing Source) may not be amended, supplemented, waived or otherwise modified in a manner that is materially adverse to a Financing Source without the prior written consent of such Financing Source, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 10.3 **Extension; Waiver**. Subject to Section 8.1(d), at any time prior to the Closing, the Sellers' Representative and the Company may (a) extend the time for the performance of any of the obligations or other acts of Buyer contained herein, (b) waive any inaccuracies in the representations and warranties of Buyer contained herein or in any document, certificate or writing delivered by Buyer pursuant hereto or (c) waive compliance by Buyer with any of the agreements or conditions contained herein. Subject to Section 8.1(d), at any time prior to the Closing, Buyer may (i) extend the time for the performance of any of the obligations or other acts of the Company or the Sellers contained herein, (ii) waive any inaccuracies in the representations and warranties of the Sellers contained herein or in any document, certificate or writing delivered by the Company or the Sellers pursuant hereto or (iii) waive compliance by the Company or the Sellers with any of the agreements or conditions contained herein. Any agreement on the part of any Party to any such extension or waiver will be valid only if set forth in a written instrument signed on behalf of such Party. The failure or delay of any Party to assert any of its rights hereunder will not constitute a waiver of such rights. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

Section 10.4 **Entire Agreement; Assignment**. This Agreement (including the Exhibits and Schedules hereto), the Ancillary Documents and the Confidentiality Agreement constitutes the entire agreement among the parties with respect to the subject matter of this Agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement. This Agreement will not be assigned by any Party (whether by operation of law or otherwise); provided, however, that Buyer may assign any or all of its rights and interests hereunder (a) to one or more of its Affiliates, (b) solely for collateral security purposes in connection with the Debt Financing, to any Financing Sources, and (c) to any subsequent purchaser of Buyer or any material portion of its assets (whether such sale is structured as a sale of stock or membership interests, a sale of assets, a merger or otherwise). No assignment shall relieve the assigning party of any of its obligations hereunder.

Any attempted assignment of this Agreement not in accordance with the terms of this Section 10.4 will be void.

Section 10.5   **Notices**. All notices, requests, claims, demands and other communications hereunder will be in writing and will be given (and will be deemed to have been duly given upon receipt) by delivery in person, by facsimile (subject to non-automated confirmation of receipt), e-mail (subject to non-automated confirmation of receipt), or by registered or certified mail (postage prepaid, return receipt requested) to the other parties as follows:

To Buyer, Parent or to the Company (after the Closing):

> Winnebago Industries, Inc.
> 605 West Crystal Lake Road
> Forest City, IA 50436
> Attention: President and Chief Executive Officer and General Counsel
> Facsimile: (641) 585-6806
> E mail: mhappe@winnebagoind.com and sfolkers@winnebagoind.com

with a copy (which will not constitute notice to Buyer or Parent) to:

> Lindquist + Vennum, LLP
> 80 S. 8th Street
> Suite 4200
> Minneapolis, MN 55402
> Attention: Jonathan B. Levy and Michael R. Kuhn
> Facsimile: (612) 371-3207
> E mail: jlevy@lindquist.com and mkuhn@lindquist.com

To Sellers' Representative or to any Seller:

> c/o Summit Partners, L.P.
> 222 Berkley Street, Suite 1800
> Boston, Massachusetts, 02116
> Attention: Jay Pauley
> Fax: (617) 824-1100
> E mail: JPauley@summitpartners.com

with a copy (which will not constitute notice to Sellers' Representative or to any Seller) to:

> Weil, Gotshal & Manges LLP
> 100 Federal Street, 34th Floor
> Boston, Massachusetts 02110
> Attention: Kevin J. Sullivan
> Fax: (617) 772-8333
> E-mail: kevin.sullivan@weil.com

and

Barnes & Thornburg LLP
121 West Franklin Street, Suite 200
Elkhart, Indiana 46516
Fax: (574) 296-2535
E-mail: scott.troeger@btlaw.com

or to such other address as the Party to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

Section 10.6   **Notice of Certain Events**. The Company or Sellers' Representative, as applicable, shall promptly notify Buyer in writing, upon the Company's Knowledge (but with no duty to investigate), of any development occurring after the date of this Agreement that would cause or constitute a material breach of any of the representations and warranties set forth in this Agreement if such representation or warranty had been made at the time of such development, if such development would, individually or in the aggregate, cause any condition in Sections 7.2(a), 7.2(b) or 7.3(a) to not be satisfied at Closing such that the Buyer would have a right to terminate this Agreement pursuant to Section 8.1(b) (such development, a "Supplemental Disclosure"). A Supplemental Disclosure shall not diminish Buyer's right to terminate this Agreement pursuant to Section 8.1(b) and a Supplemental Disclosure shall not be deemed to cure any breaches of representations or warranties for purposes of determining the satisfaction of the condition set forth in Sections 7.2(a) and (b), and no such notification of Supplemental Disclosure pursuant to clause (a) above shall in any way diminish the right or ability of Buyer to bring a claim against the R&W Policy.

Section 10.7   **Governing Law**. This Agreement will be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.

Section 10.8   **Fees and Expenses**. Except as otherwise set forth in this Agreement, all fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement, including the fees and disbursements of counsel, financial advisors and accountants, will be paid by the Party incurring such fees or expenses.

Section 10.9   **Interpretation**.

(a)   Unless otherwise expressly provided or unless the context requires otherwise: (i) all references in this Agreement to Articles, Sections, Schedules and Exhibits shall mean and refer to Articles, Sections, Schedules and Exhibits of this Agreement; (ii) all references to statutes and related regulations shall include all amendments of the same and any successor or replacement statutes and regulations; (iii) words using the singular or plural number also shall include the plural or singular number, respectively; (iv) references to "hereof," "herein," "hereby" and similar terms shall refer to this entire Agreement (including the Schedules and Exhibits hereto); (v) references to any Person shall be deemed to mean and include the successors and permitted assigns of such Person (or, in the case of a Governmental Entity, Persons succeeding to the relevant functions of such Person); (vi) the term "including" shall be deemed to mean "including, without limitation;" (vii) words of any gender shall include each other gender; (viii) whenever this Agreement refers to a number of days, such number shall refer to calendar days, unless such reference is specifically to "Business Days," (ix) the terms "year" and "years" mean and refer to calendar year(s); (x) the term "dollars" and all uses of "$" shall mean United States dollars and references in this

Agreement to dollar amount thresholds or baskets shall not be deemed to be evidence of materiality; and (xi) the term "or" has the inclusive meaning represented by the phrase "and/or." With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

(b)   The Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall not in any way affect the meaning or interpretation of this Agreement. This Agreement is the product of negotiations among the Parties, each of which is represented by legal counsel, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. Rules of construction relating to interpretation against the drafter of an agreement shall not apply to this Agreement and are expressly waived by each party.

Section 10.10 **Exhibits and Schedules**. All exhibits, annexes and schedules, or documents expressly incorporated into this Agreement, are hereby incorporated into this Agreement and are hereby made a part of this Agreement as if set out in full in this Agreement. The specification of any dollar amount in the representations or warranties contained in this Agreement or the inclusion of any specific item in any Schedule is not intended to imply that such amounts, or higher or lower amounts or the items so included or other items, are or are not material, and no Party will use the fact of the setting of such amounts or the inclusion of any such item in any dispute or controversy as to whether any obligation, items or matter not described herein or included in a Schedule is or is not material for purposes of this Agreement.

Section 10.11 **Parties in Interest**. This Agreement will be binding upon and inure solely to the benefit of each Party and its successors and permitted assigns and, except as provided in Section 6.7 and Article IX, nothing in this Agreement, express or implied, is intended to or will confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement. Notwithstanding the foregoing, the Financing Sources and their respective Financing Source Affiliates are intended beneficiaries of Sections 10.2, 10.15, 10.16 and 10.19 and this Section 10.11 and shall have the right to rely on and enforce Sections 10.2, 10.15, 10.16 and 10.19 and this Section 10.11.

Section 10.12 **Severability**. If any term or other provision of this Agreement is invalid, illegal or unenforceable, all other provisions of this Agreement will remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party.

Section 10.13 **Counterparts; Facsimile Signatures**. This Agreement may be executed in two or more counterparts, each of which will be deemed to be an original, but all of which will constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or scanned pages will be effective as delivery of a manually executed counterpart to this Agreement.

Section 10.14 **No Recourse**. Notwithstanding anything to the contrary, all claims or causes of action (whether in contract or in tort, in law or in equity) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), may be made only against the entities that are expressly identified as parties hereto. No Person who is not a named Party to this Agreement, including without limitation any past, present or future director, officer, employee, incorporator, member, partner, equityholder, Affiliate, agent, attorney or representative of any named Party to this Agreement ("Non-Party Affiliates"), shall have any liability (whether in contract or in tort, in law or in equity, or based upon any theory that seeks to impose liability of an entity party against its owners or affiliates) for any obligations or liabilities arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of this Agreement or its negotiation or execution; and each Party hereto waives and releases all such liabilities, claims and obligations against any such Non-Party Affiliate.

Section 10.15 **Waiver of Jury Trial**. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE ANCILLARY DOCUMENTS CONTEMPLATED HEREBY OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT (INCLUDING, WITHOUT LIMITATION, ANY CLAIM OR CAUSE OF ACTION ARISING OUT OF ANY OF THE FINANCING AGREEMENTS, THE PERFORMANCE THEREUNDER OR THE FINANCINGS CONTEMPLATED THEREBY). EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.15.

Section 10.16 **Jurisdiction and Venue**. Each of the Parties (i) submits to the exclusive jurisdiction of federal and state courts located in Delaware in any Action arising out of or relating to this Agreement, (ii) agrees that all claims in respect of such Action may be heard and determined in any such court and (iii) agrees not to bring any Action arising out of or relating to this Agreement in any other court. Each of the Parties waives any defense of inconvenient forum to the maintenance of any Action so brought and waives any bond, surety or other security that might be required of any other Party with respect thereto. Each Party agrees that service of summons and complaint or any other process that might be served in any Action may be made on such Party by sending or delivering a copy of the process to the Party to be served at the address of the Party and in the manner provided for the giving of notices in Section 10.5. Nothing in this Section 10.16, however, will affect the right of any Party to serve legal process in any other manner permitted by law. Each Party agrees that a final, non appealable judgment in any Action so brought will be conclusive and may be enforced by suit on the judgment or in any other manner provided by law. Notwithstanding anything to the contrary in this Agreement, each party hereto: (a) agrees that it will not bring or support any Action of any kind or description (including any cross-claim or third-party claim), whether in law or in equity, whether in contract or in tort or otherwise, against any of the Financing Sources or their respective Financing Source Affiliates in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to any of the Financing Agreements or the performance thereof, in each case, in any forum other than exclusively the Supreme Court of the State of New York sitting in the Borough of Manhattan or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York sitting in the Borough of Manhattan (and any appellate courts thereof), (b) submits for itself and its property with respect to any such action to the exclusive jurisdiction of such courts, (c) agrees that service or process, summons, notice of document by registered mail addressed to it at its address provided in Section 10.5 shall be effective service of process against it for any such action brought in any such court, (d) hereby irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of, and the defense of any inconvenient forum to the maintenance of, any such action in any such court, (e) agrees that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law, (f) agrees that any such Action shall be governed by, and construed in accordance with, the laws of the State of New York and (g) agrees to irrevocably waive and hereby waives any right to a trial by jury in any such action to the same extent such rights are waived pursuant to Section 10.15.

Section 10.17 **Specific Performance**.

(a)   The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the Parties hereto in accordance with their specific terms or were otherwise breached. It is accordingly agreed that Buyer, on the one hand, and the Company and the Sellers, on the other hand, shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by the other (as applicable) and to enforce specifically the terms and provisions of this Agreement and to thereafter cause the transactions contemplated by this Agreement to be consummated on the terms and subject to the conditions thereto set forth in this Agreement. The foregoing rights are in addition to and without limitation of any other remedy to which the Parties may be entitled at law or in equity. The Parties further agree not to assert that a remedy of specific performance is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy. Each of the Parties hereto hereby waives (i) any defenses in any action for specific performance, including the defense that a remedy at law would be adequate and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief. If any party brings any action to enforce specifically the performance of the terms and provisions hereof by any other party, the Termination Date shall automatically be extended by (x) the amount of time during which such action is pending, plus 20 Business Days or (y) such other later date established by the Delaware court presiding over such Action. The Parties hereto further agree that (i) by seeking the remedies provided for in this Section 10.17, no Party shall in any respect waive its right to seek at any time any other form of relief that may be available to it under this Agreement or any other agreement or document entered into in connection herewith or the transactions contemplated hereby (including monetary damages) in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 10.17 are not available or otherwise are not granted, and (ii) nothing set forth in this Section 10.17 shall require any Party hereto to institute any proceeding for (or limit any party's right to institute any proceeding for) specific performance under this Section 10.17 prior to or as a condition to exercising any termination right under Article VIII, nor shall the commencement of any legal proceeding pursuant to this Section 10.17 or anything set forth in this Section 10.17 restrict or limit any Party's right to terminate this Agreement in accordance with the terms of Article VIII or pursue any other remedies under this Agreement any other agreement or document entered into in connection herewith or the transactions contemplated hereby that may be available then or thereafter.

(b)   Notwithstanding Section 10.17(a), but without limiting such Party's right to an injunction, specific performance or other equitable remedies for any other obligations, covenants or agreements of Buyer hereunder, it is hereby acknowledged and agreed that the Company and Sellers shall only be entitled to cause Buyer to consummate the Closing in the event that (x) the Marketing Period has ended and all of the conditions set forth in Sections 7.1 and 7.2 (other than conditions that by their nature are to be satisfied at the Closing or the failure of which to be satisfied are due in any material part to a breach by Buyer of any of its Section 10.17(a) covenants or agreements contained in this Agreement) have been satisfied or waived on the date the Closing should have been consummated pursuant to the terms of this Agreement but for the failure of Buyer to effect the Closing in accordance with Section 2.4, (y) the Company and Sellers' Representative have confirmed in writing that if specific performance is granted, then they would take such actions that are within their control to cause the Closing to occur (including waiving any unsatisfied conditions in <u>Section 7.3</u>), and (z) the full proceeds to be provided to Buyer by the Debt Financing shall be available to Buyer to consummate the Closing. Notwithstanding the prior sentence, no rights granted to the Company or Sellers hereunder shall reduce, alter or modify the rights of the Financing Sources under the Debt Commitment Letter.

(c)   Each of the Parties acknowledges that the agreements contained in this <u>Section 10.17</u> are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, such Party would not enter into this Agreement. For the avoidance of doubt, while the Sellers may pursue both payment of the Buyer Termination Fee and a grant of specific performance or other equitable relief pursuant hereto, under no circumstances shall the Company or Sellers be permitted or entitled to receive both a grant of specific performance of the consummation of the Closing pursuant to this <u>Section 10.17</u> and the payment of all or any portion of the Buyer Termination Fee.

Section 10.18 **Waiver of Conflicts**.

(a)   Each of Buyer and the Company, for itself and the Waiving Parties, hereby irrevocably acknowledges and agrees that all communications pertaining to the Seller Group and their counsel, including Weil, Gotshal & Manges LLP, Kirkland & Ellis LLP and Barnes & Thornburg LLP, made in connection with the negotiation, preparation, execution and delivery of this Agreement or relating to the process for the sale of the Company by the Sellers, are privileged communications between the Seller Group and such counsel and none of Buyer, the Company or any of the Waiving Parties, nor any Person purporting to act on behalf of or through Buyer or the Company or any of the Waiving Parties, will seek to obtain the same by any process; provided, that applicable communications between the Company and its legal counsel, in each case that were not made in connection with the negotiation, preparation, execution and delivery of this Agreement or that do not relate to the process for the sale of the Company by the Sellers shall pass to the Company. From and after the Closing, each of Buyer and the Company, on behalf of itself and the Waiving Parties, waives and will not assert any attorney-client privilege with respect to any communication between Weil, Gotshal & Manges LLP, Kirkland & Ellis LLP, Barnes & Thornburg LLP and the Company or any Person in the Seller Group occurring during the representation in connection with the negotiation, preparation, execution and delivery of this Agreement and the other agreements contemplated hereby and the consummation of the transactions contemplated hereby.

(b)   Buyer hereby agrees, on its own behalf and on behalf of its Waiving Parties, that Weil, Gotshal & Manges LLP, Kirkland & Ellis LLP and Barnes & Thornburg LLP may serve as counsel to each and any Person of the Seller Group, on the one hand, and the Acquired Companies, on the other hand, in connection with the negotiation, preparation, execution, delivery and performance of this Agreement and the transactions contemplated hereby and that, following the consummation of the transactions contemplated hereby, Weil, Gotshal & Manges LLP, Kirkland & Ellis LLP and Barnes & Thornburg LLP may serve as counsel to each and any Person in the Seller Group in connection with any dispute, litigation, claim, proceeding or obligation arising out of or relating to this Agreement notwithstanding such prior representation of the Company and/or any of its Subsidiaries or in connection with any other matter relating to the process for the sale of the Company by the Sellers. Each of Buyer and the Company hereby consents to and irrevocably waives (individually and on behalf of itself and on behalf of its Affiliates and any of their respective officers, directors, employees, agents, representatives, successors and permitted assigns (including, after the Closing, the Company) claiming by, through or on behalf of any of them) any conflicts that may arise in connection with such representation.

Section 10.19 **No Recourse to Financing Sources**. Notwithstanding anything to the contrary contained herein: (a) no Seller Related Party shall have any rights or claims against any Financing Source or any of its respective Financing Source Affiliates in connection with this Agreement, the Debt Financing or the transactions contemplated hereby or thereby, whether at law or equity, in contract, in tort or otherwise; provided that, the foregoing will not limit any Financing Source's obligations to Buyer under the Debt Commitment Letter; and (b) no Financing Source or its respective Financing Source Affiliates shall be subject to any special, consequential, punitive or indirect damages or damages of a tortious nature.

Section 10.20 **Post-Closing Merger**. Notwithstanding anything in this Agreement to the contrary, the Parties and the Sellers' Representative acknowledge and agree that, at any time after the Closing, Buyer will be permitted to effect a merger of the Blocker with and into Buyer, with Buyer as the surviving corporation and the successor by operation of law to all of the rights and obligations of the Blocker under this Agreement.

Section 10.21 **Parent Guaranty**. Parent hereby unconditionally and irrevocably guarantees to the Company and the Sellers the due and punctual payment and performance by Buyer (and any permitted assignees thereof) of Buyer's obligations and performance under this Agreement (the "Guaranteed Obligations"), including to pay the Closing Cash Consideration and Closing Stock Consideration pursuant to Article II of this Agreement and the Buyer Termination Fee pursuant to Section 8.2 of this Agreement, subject to the terms and conditions hereof. The foregoing sentence is an absolute, unconditional and continuing guaranty of the full and punctual discharge and performance of the Guaranteed Obligations. Should Buyer default in the discharge or performance of all or any portion of the Guaranteed Obligations, the obligations of Parent hereunder shall become immediately due and, if applicable, payable. Parent represents and warrants to the Company as follows: (i) Parent is a corporation duly incorporated, validly existing and in good standing under the laws of Delaware and has the requisite organizational power and authority to execute and deliver this Agreement and to perform its obligations hereunder, except where the failure to have such power or authority would not prevent or materially delay the consummation of the transactions contemplated hereby; (ii) the execution, delivery and performance of this Agreement by Parent has been duly authorized by all necessary organizational action, and no other proceedings or actions on the part of Parent are necessary therefor; (iii) this Agreement constitutes the legal, valid and binding obligation of Parent, and is enforceable against Parent in accordance with its terms, subject to Laws of general application relating to public policy, bankruptcy, insolvency and the relief of debtors and rules of Law governing specific performance, injunctive relief and other equitable remedies and (iv) assuming the truth and accuracy of the Company's representations and warranties in Section 3.5 and the Sellers' representations and warranties in Section 4.3, the execution, delivery or performance by Parent of this Agreement will not contravene, conflict with or result in a violation of any Laws to which Parent is subject or bound, and there is no action, suit, claim or legal, administrative or arbitral proceeding pending or, to its knowledge, threatened by or against it with respect to any of the transactions contemplated by this Section 10.21.

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IN WITNESS WHEREOF, each of the parties hereto has caused this Securities Purchase Agreement to be duly executed on its behalf as of the day and year first above written.

COMPANY:

GRAND DESIGN RV, LLC

By: */s/ Donald Clark*
      Name: Donald Clark
      Title: President

SELLERS:

RDB III, INC.

By: */s/ William Fenech*
      Name: William Fenech
      Title: Secretary

/s/ Donald Clark
DONALD CLARK, individually

/s/ William Fenech
WILLIAM FENECH, individually

/s/ Ronald Fenech
RONALD FENECH, individually

**SUMMIT PARTNERS GROWTH EQUITY
FUND VIII-B, L.P.**

By: Summit Partners GE VIII, L.P.
Its: General Partner

By: Summit Partners GE VIII, LLC
Its: General Partner

By: */s/ Peter Y. Chung*
    Name: Peter Y. Chung
    Title: Member

**SUMMIT PARTNERS GROWTH EQUITY
FUND VIII-A, L.P.**

By: Summit Partners GE VIII, L.P.
Its: General Partner

By: Summit Partners GE VIII, LLC
Its: General Partner

By: */s/ Peter Y. Chung*
    Name: Peter Y. Chung
    Title: Member

**SUMMIT PARTNERS ENTREPRENEUR
ADVISORS FUND I, L.P.**

By: Summit Partners Entrepreneur Advisors
GP, LLC
Its: General Partner

By: Summit Master Company, LLC
Its: Sole Member

By: */s/ Peter Y. Chung*
    Name: Peter Y. Chung
    Title: Member

SUMMIT INVESTORS I, LLC

By: Summit Investors Management, LLC
Its: Managing Member

By: Summit Master Company, LLC
Its: Managing Member

By: */s/ Peter Y. Chung*
Name: Peter Y. Chung
Title: Member

SUMMIT INVESTORS I (UK), L.P.

By: Summit Investors Management, LLC
Its: General Partner

By: Summit Master Company, LLC
Its: Managing Member

By: */s/ Peter Y. Chung*
Name: Peter Y. Chung
Title: Member

SP GE BIII-B GD RV HOLDING, L.P.

By: Summit Partners GE VIII, L.P.
Its: General Partner

By: Summit Partners GE VIII, LLC
Its: General Partner

By: */s/ Peter Y. Chung*
Name: Peter Y. Chung
Title: Member

RDB SHAREHOLDERS:

By: */s/ Donald Clark*
     Name: Donald Clark

     /s/ Ronald Fenech
     Name: Ronald Fenech

     /s/ William Fenech
     Name: William Fenech

BUYER:

OCTAVIUS CORPORATION

By: */s/ Michael J. Happe*
     Name: Michael J. Happe
     Title: President and Chief Executive Officer

PARENT:

WINNEBAGO INDUSTRIES, INC.

By: */s/ Michael J. Happe*
     Name: Michael J. Happe
     Title: President and Chief Executive Officer

NON-COMPETITION, NON-SOLICITATION
AND CONFIDENTIALITY AGREEMENT

This Non-competition, NON-SOLICITATION AND CONFIDENTIALITY AGREEMENT (this "Agreement") is entered into as of October 2, 2016 (the "Effective Date"), by and among (i) Octavius Corporation, a Delaware corporation ("Buyer"), (ii) Winnebago Industries, Inc., an Iowa corporation ("Parent"), (iii) Grand Design RV, LLC, an Indiana limited liability company (the "Company" and together with Buyer and Parent, also referred to herein as a "Protected Party" and the "Protected Parties"), and (iv) RDB III, Inc., an Indiana corporation ("RDB"), Ron Fenech ("R. Fenech"), Bill Fenech ("B. Fenech"), and Donald Clark ("D. Clark" and together with R. Fenech and B. Fenech, the "Shareholders") (each party in this clause (iv), a "Restricted Party" and, collectively, the "Restricted Parties").

BACKGROUND

A.   The Shareholders own all of the issued and outstanding capital stock of RDB.

B.   Pursuant to a Securities Purchase Agreement, dated as of the Effective Date (the "Purchase Agreement"), by and among Buyer, Parent, the members of the Company, including RDB, and the other parties thereto, Buyer will acquire all of the issued and outstanding membership interests of the Company and all of the outstanding shares of capital stock of SP GE VIII-B GD RV Blocker Corp., a Delaware corporation.

C.   Prior to the consummation of the transactions contemplated by the Purchase Agreement, the Restricted Parties, directly or indirectly, owned an aggregate of 50.000001% of the Company and will substantially benefit from the consummation of the transactions contemplated by the Purchase Agreement, and, following the closing of the transactions contemplated by the Purchase Agreement, the going concern of the Company would be diminished substantially if the Restricted Parties were to compete with Buyer, Parent and the Company, and this Agreement is being entered into to protect the Protected Parties' significant investment in the business of the Company.

D.   It is a condition to the consummation of the transactions contemplated by the Purchase Agreement that the Restricted Parties enter into this Agreement. This Agreement is conditioned on the closing of the transactions provided for the Purchase Agreement, failing which this Agreement and all obligations under it shall be void *ab initio*.

NOW THEREFORE, the parties agree as follows:

1.   Acknowledgments by the Restricted Parties. Each Restricted Party acknowledges that (a) the promises and restrictive covenants that such Restricted Party is making in this Agreement are reasonable and necessary to protect the business of the Protected Parties and the transactions contemplated by the Purchase Agreement, (b) such Restricted Party will receive a substantial benefit from the consummation of the transactions contemplated by the Purchase Agreement, and (c) the execution and delivery of this Agreement by such Restricted Party is a material inducement to the willingness of Buyer and Parent to enter into and consummate the transactions contemplated by the Purchase Agreement.

2.   Definitions. Any capitalized term not defined in this Agreement will have the same meaning as provided in the Purchase Agreement. In addition, as used in this Agreement, the following terms have the meanings indicated:

(a) "<u>Competitive Business</u>" means, with respect to a Restricted Party, each of the following: (i) any business that the Company engaged in as of or prior to the Closing Date and (ii) the business of manufacturing, selling and distributing recreational vehicles.

(b) "<u>Restriction Period</u>" means the period beginning on the Closing Date and ending on the fifth anniversary of the Closing Date.

(c) "<u>Territory</u>" means, with respect to a Restricted Party, worldwide. Each Restricted Party acknowledges that the Company conducts its business throughout the United States and internationally.

3.　　<u>Restrictive Covenants</u>.

(a)　　<u>Non-Competition</u>. During the Restriction Period, no Restricted Party will, either directly or indirectly in any manner or capacity, including, without limitation, as a proprietor, principal, agent, partner, officer, director, stockholder, employee, member of any association, consultant or otherwise, perform services for or have any interest in any Competitive Business in the Territory. Ownership by a Restricted Party, as a passive investment, of less than 5.0% of the outstanding shares of capital stock of any corporation traded on a national securities exchange or publicly traded in the over-the-counter market will not constitute a breach of this <u>Section 3(a)</u>.

(b)　　<u>Non-Solicitation of Customers and Suppliers</u>. During the Restriction Period, no Restricted Party will, either directly or indirectly on behalf of such Restricted Party or any third party (i) call on or solicit any customers for the purpose of marketing or selling any products or services competitive with the Competitive Business for the purpose of diverting any business away from the Protected Parties; (ii) persuade or attempt to persuade, or induce or attempt to induce, any actual or prospective customer, client, vendor, service provider, supplier, contractor or any other person having business dealings with the Protected Parties to cease doing business or otherwise transacting business with the Protected Parties or to reduce the amount of business it conducts or will conduct with the Protected Parties; (iii) call on or solicit any suppliers of the Protected Parties; or (iv) otherwise disrupt, damage or interfere in any manner with the relationship between the Protected Parties and their respective actual or prospective customers, clients, vendors, service providers, or suppliers. Each Restricted Party acknowledges that the Protected Parties have invested material time and resources in the identification and qualification of their customers and/or suppliers and that the identity, nature and details of their relationships with customers and/or suppliers are unique and proprietary.

(c)　　<u>Non-Solicitation of Employees</u>. During the Restriction Period, no Restricted Party will, either directly or indirectly on behalf of such Restricted Party or any third party, in any manner or capacity, including without limitation as a proprietor, principal, agent, partner, officer, director, stockholder, employee, member of any association, consultant or otherwise, hire, engage, recruit, solicit, or otherwise interfere with the employment or retention of any person who is then an employee or independent contractor of the Protected Parties or any of their respective Affiliates. Anonymous job postings in a general publication or website to which an employee responds shall not violate this <u>Section 3(c)</u>.

(d)　　<u>Non-Disparagement</u>. During the Restriction Period, to the fullest extent permitted by law, no Restricted Party will make any statement that is disparaging or reflects negatively upon the Protected Parties or their respective Affiliates, or any of their officers, directors or employees, to, or that is likely to come to the attention of, (i) any customer, vendor, supplier, distributor or other trade related business relation of the Protected Parties or their respective Affiliates, (ii) any employee of the Protected

Parties or their respective Affiliates, or (iii) any member of the media. Nothing herein will prevent a Restricted Party from responding truthfully to any inquiry from a governmental entity, engaging in any protected activities and/or from communicating with the Chief Executive Officer of Parent and/or those employees with a need to know about personnel issues involving the Protected Party's officers, directors and/or employees.

(e)   Severability. The covenants set forth in this Section 3 will be construed as a series of separate covenants covering their subject matter in each of the separate geographical areas in the Territory, and, except for geographic coverage, each such separate covenant will be deemed identical in terms to the covenant set forth in this Section 3. To the extent that any such covenant is judicially unenforceable in any one or more of such geographical areas, such covenant will not be affected with respect to each of the other geographical areas. Each covenant with respect to such geographical areas will be construed as severable and independent. If, at the time of enforcement of any of the provisions of this Section 3, a court of competent jurisdiction holds that the restrictions stated in this Section 3 are unreasonable under the circumstances then existing, the parties agree that the maximum period, scope or geographical area reasonable under such circumstances will be substituted for the stated period, scope or geographical area to the extent permitted by applicable law.

4.   Confidential Information.

(a)   During the Restriction Period, no Restricted Party will use, directly or indirectly, any Confidential Information (as defined below) for his, her or its own account or for the benefit of any other Person, or disclose the Confidential Information to any other Person. The Restricted Parties will be solely responsible for causing the compliance of, or any breach of, the confidentiality obligations set forth in this Agreement by their Affiliates, agents or representatives. Notwithstanding the foregoing, the obligations in this Section 4(a) will not apply to any Confidential Information to the extent that it (i) is now or subsequently becomes generally publicly known or generally known in the industry in which the Protected Parties operate, (ii) is independently made available to the Restricted Parties in good faith by a third party who the Restricted Parties reasonably believe has not violated an obligation of confidentiality to the Protected Parties or any of their respective Affiliates, (iii) is required to be disclosed by legal process, or (iv) is made (A) in confidence and in good faith to a Federal, State, or local government official, either directly or indirectly, or to an attorney and solely for the purpose of reporting or investigating a suspected violation of law, or (B) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. Nothing contained in the preceding sentence will be interpreted to legitimize any disclosure of Confidential Information by the Restricted Parties that occurs outside of any of the events described in items (i) through (iv) of the preceding sentence.

(b)   As used in this Agreement, "Confidential Information" means any confidential, proprietary, nonpublic or secret knowledge or information of the Company or any of its Affiliates concerning (i) any trade secrets, (ii) any confidential, proprietary, nonpublic or secret design, process, formula, plan, model, specifications, device or material (whether or not patented or patentable) directly or indirectly useful in any aspect of the business of the Company or any of its Affiliates, (iii) any customer or supplier list of the Company or any of its Affiliates, or any requirements, specifications or other confidential information about or received from any customer or supplier, (iv) any confidential, proprietary, nonpublic or secret development or research work of the Company or any of its Affiliates, (v) any strategic or other business, marketing or sales plan of the Company or any of its Affiliates, (vi) any financial data or plan respecting the Company or any of its Affiliates, or (vii) any other confidential, nonpublic or proprietary information or secret aspects of the business of the Company or any of its Affiliates.

(c)   An individual shall not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret that: (A) is made (i) in confidence and in good faith to a Federal, State, or local government official, either directly or indirectly, or to an attorney; and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (B) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. Accordingly, the parties to this Agreement have the right to disclose in confidence trade secrets to Federal, State, and local government officials, or to an attorney, for the sole purpose of reporting or investigating a suspected violation of law. The parties also have the right to disclose trade secrets in a document filed in a lawsuit or other proceeding, but only if the filing is made under seal and protected from public disclosure. The parties to this Agreement do not need prior authorization from the other to make any such reports or disclosures; but in the event that any Restricted Party is requested or required pursuant to written or oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand or similar process to disclose any Confidential Information, such Restricted Party will notify Buyer and Parent of the request or requirement so that Buyer and Parent may seek an appropriate protective order or waive compliance with the provisions of this Section 4. If, in the absence of a protective order or the receipt of a waiver hereunder, such Restricted Party is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, such Restricted Party may disclose the Confidential Information to the tribunal; provided, however, that such Restricted Party will use such Restricted Party's best efforts to obtain an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed.   Nothing in this Agreement is intended to conflict with 18 U.S.C. § 1833(b) or create liability for disclosures of trade secrets that are expressly allowed by 18 U.S.C. § 1833(b).

5.   Remedies.

(a)   The violation by any Restricted Party of this Agreement, including, without limitation, Section 3 or Section 4, could not be reasonably or adequately compensated by monetary damages. Therefore, in the event of any actual or threatened breach by a Restricted Party of this Agreement, the Protected Parties will be entitled (in addition to any other remedy that may be available against the Restricted Party violating this Agreement, including monetary damages) to seek and obtain against the Restricted Party violating this Agreement (i) a decree or order of specific performance to enforce the observance and performance of the Agreement, and (ii) an injunction restraining such actual breach or threatened breach. For avoidance of doubt, the obligations of the Restricted Parties are not joint and several, but are several and are made by each of the Restricted Parties only with respect to that Restricted Party.

(b)   If a Restricted Party violates Section 3 or Section 4 of this Agreement, in addition to and not in lieu of any other remedies available in connection with any suit at law or in equity, the Protected Parties will be entitled to an accounting and to the repayment of all profits, compensation, commissions, fees, royalties or other remuneration which such Restricted Party, or any other Person, may have either directly or indirectly realized and/or may realize, as a result of, growing out of or in connection with such violation. In addition to the foregoing, Buyer, Parent and the Company will be entitled to collect from such Restricted Party any reasonable attorneys' fees and costs incurred in bringing any action to enforce the terms of this Agreement against such Restricted Party, as well as any attorneys' fees and costs for the collection of any judgments in favor of the Protected Parties arising out of this Agreement.

6.   Release. Effective upon the closing of the transactions contemplated by the Purchase Agreement (the "Closing Date") and in exchange for the consideration paid directly or indirectly to the Restricted Parties under the Purchase Agreement and other good and valuable consideration, each Restricted Party, hereby releases and forever discharges the Company and each of its agents, attorneys, representatives,

directors, managers, officers, employees, predecessors, successors and assigns (together with the Company, each, a "Company Party" and, collectively, the "Company Parties"), of and from any and all Claims (as defined below) which such Restricted Party now has, ever has had, or ever claims to have had against any of the Company Parties arising from or related in any manner to the indirect ownership relationship between any of the Company Parties, on the one hand, and the Restricted Party, on the other hand, on or before the Closing Date. In addition, each Restricted Party acknowledges and agrees that there are no accrued but unpaid dividends, management fees or similar payments owing from the Company to such Restricted Party. Notwithstanding the foregoing, the Restricted Parties do not release or discharge any Claims arising out of or relating in any way to (a) (i) the Purchase Agreement, the agreements set forth as exhibits to the Purchase Agreement or the Ancillary Documents (as defined in the Purchase Agreement) executed in connection therewith, (ii) the Employment Agreement dated October 2, 2016 between the Company and D. Clark, (iii) the Consulting Agreement dated October 2, 2016 between Parent and B. Fenech, and (iv) the Consulting Agreement dated October 2, 2016 between Parent and R. Fenech, (b) any consideration payable to the Restricted Parties pursuant to, or arising out of the Purchase Agreement, or (c) any compensation, benefits, or reimbursement of expenses payable by any Company Party to Restricted Parties as an employee or independent contractor of the Company.

Each Restricted Party hereby irrevocably covenants to, and to cause his, her or its Affiliates to, refrain from asserting any Claim or demand, or commencing, instituting or causing to be commenced, any Claims of any kind against any of the Company Parties purported to be released hereby. Without limiting any of the rights and remedies otherwise available to the Company Parties, the Restricted Parties shall indemnify and hold harmless the Company Parties from and against any and all losses incurred by the Company Parties to the extent resulting from the assertion by any of the Releasing Parties of any Claim purported to be released hereby.

For the purposes of this Section 6, the terms "Claim" or "Claims" mean any and all liabilities, losses, damages, claims, costs and expenses, interest, awards, judgments and penalties (including all reasonable attorneys' and consultants' fees and expenses) actually suffered or incurred by any Restricted Party (as applicable), including in any action brought or otherwise initiated by any Restricted Party (as applicable), of any nature whatsoever whether or not now known, claimed or suspected, fixed or contingent, arising or resulting from any manner of action or actions, cause or causes of action in law or in equity, suits, debts, liens, contracts, agreements, promises, liabilities, claims, demands and losses, in each case, arising on or before the Closing Date.

7. Miscellaneous.

(a) Amendments and Waivers. No amendment or modification of this Agreement will be deemed effective unless made in writing and signed by the parties hereto. No term or condition of this Agreement will be deemed to have been waived, except by a statement in writing signed by the party against whom enforcement of the waiver is sought. Any written waiver will not be deemed a continuing waiver unless specifically stated, will operate only as to the specific term or condition waived and will not constitute a waiver of such term or condition for the future or as to any act other than that specifically waived.

(b) Assignment; No Third Party Rights. No party may, without the written consent of the other, assign or delegate any of his, her or its rights or obligations under this Agreement, except that the Protected Parties may, without the consent of the Restricted Parties, assign or delegate any of its rights or obligations under this Agreement to (i) any corporation or other business entity with which the Protected Parties may merge or consolidate, or (ii) any corporation or other business entity to which the Protected Parties may sell or transfer all or substantially all of its assets or capital stock or equity. After any such assignment or delegation by the Protected Parties, the Protected Parties will be discharged from all further liability hereunder and such assignee will thereafter be deemed to be the "Protected Parties" for purposes of all terms and conditions of this Agreement, including this Section 6. Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon and inure to the benefit of the successors and permitted assigns of the parties. Except as otherwise set forth herein, nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement. This Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the parties to this Agreement and their successors and assigns.

(c) Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict provision or rule (whether of such state or any other jurisdiction) that would cause the laws of any other jurisdiction to be applied.

(d) Notices. All demands, notices, communications and reports provided for in this Agreement will be given in accordance with Section 10.5 of the Purchase Agreement.

(e) Counterparts. This Agreement may be executed in two counterparts and delivered by facsimile or other means of electronic communication, each of which will be deemed an original but both of which shall constitute but one instrument.

(f) Section Headings; Construction. The headings of Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation. All references to "Section" or "Sections" refer to the corresponding Section or Sections of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Unless otherwise expressly provided, the word "including" does not limit the preceding words or terms. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

(g) Entire Agreement. Except for the Purchase Agreement and the agreements set forth as exhibits in the Purchase Agreement (including the Employment Agreements, dated the date hereof, between the Company and certain of the Restricted Parties), (i) this Agreement supersedes all prior agreements between the parties with respect to the subject matter of this Agreement and (ii) this Agreement constitutes a complete and exclusive statement of the terms of the agreement between the parties with respect to its subject matter.

(h) Severability. To the extent that any portion of any provision of this Agreement will be invalid or unenforceable, it will be considered deleted here from and the remainder of such provision and this Agreement will be unaffected and will continue in full force and effect.

(i) Cumulative Remedies. The powers, rights, privileges and remedies provided in this Agreement are cumulative and not exclusive or alternative and are in addition to any and all other powers, rights, privileges and remedies granted by law, rule, regulation or instrument.

(j) Further Assurances. Each of the parties will execute and deliver such additional instruments and other documents and will take such further actions as may be necessary or appropriate to effectuate, carry out and comply with all of the terms of this Agreement.

(k)   Independent Obligations. Nothing in this Agreement limits the Restricted Parties' obligations, or the rights or remedies of the Protected Parties, under the Purchase Agreement, and nothing in the Purchase Agreement limits the Restricted Parties' obligations, or any of the rights or remedies of the Protected Parties, under this Agreement.

(l)   Effectiveness of this Agreement. Notwithstanding the earlier execution and delivery of this Agreement, the effectiveness of this Agreement is conditioned on the closing of the transactions contemplated by the Purchase Agreement. If the Closing shall occur, this Agreement shall become effective concurrently with the Closing on the Closing Date. If the Purchase Agreement, is terminated for any reason in accordance therewith, this Agreement shall be null and void *ab initio*.

* * * * *

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties as of the date first written above.

BUYER:

OCTAVIUS CORPORATION

By: */s/ Michael J. Happe*
Name: Michael J. Happe
Title: President and Chief Executive Officer

PARENT:

WINNEBAGO INDUSTRIES, INC.

By: */s/ Michael J. Happe*
Name: Michael J. Happe
Title: President and Chief Executive Officer

COMPANY:

GRAND DESIGN RV, LLC

By: */s/ Donald Clark*
Name: Donald Clark
Title: President

RESTRICTED PARTIES:

RDB III, INC.

By: */s/ William Fenech*
Name: William Fenech
Title: Secretary

/s/ Ron Fenech
RON FENECH, individually

/s/Bill Fenech
BILL FENECH, individually

/s/ Donald Clark
DONALD CLARK, individually

NON-SOLICITATION AND CONFIDENTIALITY AGREEMENT

This NON-SOLICITATION AND CONFIDENTIALITY AGREEMENT (this "Agreement") is entered into as of October 2, 2016 (the "Signing Date"), by and among (i) Octavius Corporation, a Delaware corporation ("Buyer"), (ii) Winnebago Industries, Inc., an Iowa corporation ("Parent"), (iii) Grand Design RV, LLC, an Indiana limited liability company (the "Company" and together with Buyer and Parent, also referred to herein as a "Protected Party" and the "Protected Parties"), (iv) Summit Partners Growth Equity Fund VIII-B, L.P., a Delaware limited partnership ("Blocker Seller"), and (v) Summit Partners Growth Equity Fund VIII-A, L.P., Summit Partners Entrepreneur Advisors Fund I, L.P., Summit Investors I, LLC, Summit Investors I (UK), L.P. and SP GE VIII-B GD RV Holdings, L.P. (collectively, the "Summit Sellers") (each party in clause (iv) and this clause (v), a "Restricted Party" and, collectively, the "Restricted Parties").

BACKGROUND

A.   Pursuant to a Securities Purchase Agreement, dated as of the Signing Date (the "Purchase Agreement"), by and among Buyer, Parent, the members of the Company, including the Restricted Parties, and the other parties thereto, Buyer will acquire all of the issued and outstanding membership interests of the Company and all of the outstanding shares of capital stock of SP GE VIII-B GD RV Blocker Corp., a Delaware corporation ("Blocker").

B.   Prior to the consummation of the transactions contemplated by the Purchase Agreement, the Restricted Parties, directly or indirectly, owned an aggregate of 49.999999% of the Company and all of the issued and outstanding shares of the Blocker and will substantially benefit from the consummation of the transactions contemplated by the Purchase Agreement.

C.   It is a condition to the consummation of the transactions contemplated by the Purchase Agreement that the Restricted Parties enter into this Agreement.

NOW THEREFORE, the parties agree as follows:

1.   Acknowledgments by the Restricted Parties. Each Restricted Party acknowledges that (a) the promises and restrictive covenants that such Restricted Party is making in this Agreement are reasonable and necessary to protect the business of the Protected Parties and the transactions contemplated by the Purchase Agreement, (b) such Restricted Party will receive a substantial benefit from the consummation of the transactions contemplated by the Purchase Agreement, and (c) the execution and delivery of this Agreement by such Restricted Party is a material inducement to the willingness of Buyer and Parent to enter into and consummate the transactions contemplated by the Purchase Agreement.

2.   Definitions. Any capitalized term not defined in this Agreement will have the same meaning as provided in the Purchase Agreement. In addition, as used in this Agreement, "Restriction Period" means the period beginning on the Closing Date and ending on the third anniversary of the Closing Date.

3.   Restrictive Covenants.

(a)   Non-Solicitation and No Hire of Employees. During the Restriction Period, no Restricted Party will, either directly or indirectly on behalf of such Restricted Party or any third party, in any manner or capacity, including without limitation as a proprietor, principal, agent, partner, officer, director, stockholder, employee, member of any association, consultant or otherwise, hire, engage, recruit, solicit, or otherwise interfere with the employment or retention of any person who is as of the Closing Date an employee or independent contractor of the Protected Parties or any of their respective Affiliates; provided, that this Section 3(a) shall not prohibit (i) if there has been no breach by any Restricted Party of this Section 3(a) prior to the date on which such employee's employment or independent contractor's service was terminated by the Protected Party or was ended voluntarily by such employee or independent contractor, the soliciting, hiring, employment or engagement in any capacity of such employee or independent contractor after the date on which such employee's employment or independent contractor's service was terminated by the Protected Party or was ended voluntarily by such employee or independent contractor, (ii) recruiting, soliciting, engaging or retaining an independent contractor of a Protected Party (other than RDB II, Inc. or any shareholder thereof) for services provided by such independent contractor on a non-exclusive basis in the ordinary course of its business or (iii) job postings or other general advertisements or solicitations in a general publication or website to which an employee or independent contractor responds or using an executive or employee recruiting or search firm that is not specifically directed to target a Protected Party or any employee or independent contractor thereof and in each case hiring, retention or engagement as a result thereof, none of which actions under clauses (i) through (iii) of the foregoing proviso shall violate this Section 3(a).

(b)   Independent Actions by Portfolio Companies. For the avoidance of doubt, actions of any portfolio company of any Restricted Party or of any of their Affiliated investment funds shall not be considered a breach of this Agreement unless a Restricted Party has specifically directed or caused the portfolio company to engage in activities otherwise proscribed hereunder with respect to any employee or independent contractor of a Protected Party.

(c)   Severability. If, at the time of enforcement of any of the provisions of this Section 3, a court of competent jurisdiction holds that the restrictions stated in this Section 3 are unreasonable under the circumstances then existing, the parties agree that the maximum period or scope reasonable under such circumstances will be substituted for the stated period or scope to the extent permitted by applicable law.

4.   Confidential Information.

(a)   During the Restriction Period, no Restricted Party will use, directly or indirectly, any Confidential Information (as defined below) for its own account or for the benefit of any other Person, or disclose the Confidential Information to any other Person, other than (I) to its Affiliated investment funds and management entities and their respective personnel, (II) in connection with enforcing such Person's rights or defending any claim under or with respect to the Purchase Agreement and the other agreements contemplated thereby, and (III) as part of such Person's normal reporting, rating or review procedure (including normal credit rating and pricing process), or in connection with such Person's or its Affiliates' normal fundraising and related marketing, informational or reporting activities at a customary level of detail, or to such Person's or its Affiliates' auditors, accountants, attorneys or other agents. The Restricted Parties will be solely responsible for causing the compliance of, or any breach of, the confidentiality obligations set forth in this Agreement by their Affiliates, agents or representatives to whom they have disclosed Confidential Information. Notwithstanding the foregoing, the obligations in this Section 4(a) will not apply to any Confidential Information to the extent that it (i) is now or subsequently becomes generally publicly known or generally known in the industry in which the Protected Parties operate, (ii) is independently made available to the Restricted Parties in good faith by a third party who the Restricted Parties reasonably believe has not violated an obligation of confidentiality to the Protected Parties or any of their respective Affiliates, (iii) is required to be disclosed by legal process, pursuant to the final binding order of a Governmental Entity, or at the request of a regulatory authority in connection with any audit or examination conducted by bank accountants or any governmental regulatory authority exercising examination or regulatory authority, or (iv) is made (A) in confidence and in good faith to a Federal, State, or local government official, either directly or indirectly, or to an attorney and solely for the purpose of reporting or investigating a suspected violation of law, or (B) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. Nothing contained in the preceding sentence will be interpreted to legitimize any disclosure of Confidential Information by the Restricted Parties that occurs outside of any of the events described in items (i) through (iv) of the preceding sentence.

(b)   As used in this Agreement, "Confidential Information" means any confidential, proprietary, nonpublic or secret knowledge or information of the Company or any of its Affiliates concerning (i) any trade secrets, (ii) any confidential, proprietary, nonpublic or secret design, process, formula, plan, model, specifications, device or material (whether or not patented or patentable) directly or indirectly useful in any aspect of the business of the Company or any of its Affiliates, (iii) any customer or supplier list of the Company or any of its Affiliates, or any requirements, specifications or other confidential information about or received from any customer or supplier, (iv) any confidential, proprietary, nonpublic or secret development or research work of the Company or any of its Affiliates, (v) any strategic or other business, marketing or sales plan of the Company or any of its Affiliates, (vi) any financial data or plan respecting the Company or any of its Affiliates, or (vii) any other confidential, nonpublic or proprietary information or secret aspects of the business of the Company or any of its Affiliates.

(c)   An individual shall not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret that: (i) is made (A) in confidence and in good faith to a Federal, State, or local government official, either directly or indirectly, or to an attorney; and (B) solely for the purpose of reporting or investigating a suspected violation of law; or (ii) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. Accordingly, the parties to this Agreement have the right to disclose in confidence trade secrets to Federal, State, and local government officials, or to an attorney, for the sole purpose of reporting or investigating a suspected violation of law. The parties also have the right to disclose trade secrets in a document filed in a lawsuit or other proceeding, but only if the filing is made under seal and protected from public disclosure. The parties to this Agreement do not need prior authorization from the other to make any such reports or disclosures; but in the event that any Restricted Party is requested or required pursuant to written or oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand or similar process to disclose any Confidential Information, such Restricted Party will notify (subject to applicable law or regulatory process) Buyer and Parent of the request or requirement so that Buyer and Parent may seek an appropriate protective order or waive compliance with the provisions of this Section 4. If, in the absence of a protective order or the receipt of a waiver hereunder, such Restricted Party is, on the advice of counsel, legally compelled to disclose any Confidential Information, such Restricted Party may disclose the Confidential Information to the extent so compelled; provided, however, that such Restricted Party will use such Restricted Party's reasonable best efforts, at the Protected Party's expense, to obtain an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed. Notwithstanding the foregoing, no prior notice or other action shall be required in respect of any disclosure made to any banking, financial, accounting, securities or similar supervisory authority exercising its routine supervisory or audit functions, provided that such disclosure and function are made in the ordinary course and are not specifically targeted at the Protected Parties. Nothing in this Agreement is intended to conflict with 18 U.S.C. § 1833(b) or create liability for disclosures of trade secrets that are expressly allowed by 18 U.S.C. § 1833(b).

5.   Remedies.

(a)   The violation by any Restricted Party of this Agreement, including, without limitation, Section 3 or Section 4, could not be reasonably or adequately compensated by monetary damages. Therefore, in the event of any actual or threatened breach by a Restricted Party of this Agreement, the

Protected Parties will be entitled (in addition to any other remedy that may be available, including monetary damages) to seek and obtain (i) a decree or order of specific performance to enforce the observance and performance of the Agreement, and (ii) an injunction restraining such actual breach or threatened breach.

(b)   If a Restricted Party violates Section 3 or Section 4 of this Agreement, in addition to and not in lieu of any other remedies available in connection with any suit at law or in equity, the Protected Parties will be entitled to collect from such Restricted Party any reasonable attorneys' fees and costs incurred in bringing any action to enforce the terms of this Agreement against such Restricted Party, as well as any attorneys' fees and costs for the collection of any judgments in favor of the Protected Parties arising out of this Agreement.

6.   Release. Effective upon the closing of the transactions contemplated by the Purchase Agreement (the "Closing Date") and in exchange for the consideration paid directly or indirectly to the Restricted Parties under the Purchase Agreement and other good and valuable consideration, each Restricted Party, hereby releases and forever discharges the Company and each of its agents, attorneys, representatives, directors, managers, officers, employees, predecessors, successors and assigns (together with the Company, each, a "Company Party" and, collectively, the "Company Parties"), of and from any and all Claims (as defined below) which such Restricted Party now has, ever has had, or ever claims to have had against any of the Company Parties arising from or related in any manner to the indirect ownership relationship between any of the Company Parties, on the one hand, and the Restricted Party, on the other hand, on or before the Closing Date. In addition, each Restricted Party acknowledges and agrees that there are no accrued but unpaid dividends, management fees or similar payments owing from the Company to such Restricted Party. Notwithstanding the foregoing, the Restricted Parties do not release or discharge any Claims arising out of or relating in any way to (a) the Purchase Agreement, the agreements set forth as exhibits to the Purchase Agreement or the Ancillary Documents (as defined in the Purchase Agreement) executed in connection therewith, (b) any consideration payable to the Restricted Parties pursuant to, or arising out of the Purchase Agreement, (c) any rights available to such Restricted Party or any such board designee in his, her or its capacity as an officer, director, manager or member of the Company or any of its Subsidiaries under the indemnification provisions contained in the organizational documents of the Company (including, for the avoidance of doubt, the Company's limited liability company agreement (or equivalent)) and its Subsidiaries or applicable law, or (d) any compensation, benefits, or reimbursement of expenses payable by any Company Party to Restricted Parties as an employee or independent contractor of the Company.

Each Restricted Party hereby irrevocably covenants to, and to cause its controlled Affiliates to, refrain from asserting any Claim or demand, or commencing, instituting or causing to be commenced, any Claims of any kind against any of the Company Parties purported to be released hereby. Without limiting any of the rights and remedies otherwise available to the Company Parties, each of the Restricted Parties shall indemnify and hold harmless the Company Parties from and against any and all losses incurred by the Company Parties to the extent resulting from the assertion by such Restricted Party of any Claim purported to be released hereby.

For the purposes of this Section 6, the terms "Claim" or "Claims" mean any and all liabilities, losses, damages, claims, costs and expenses, interest, awards, judgments and penalties (including all reasonable attorneys' and consultants' fees and expenses) actually suffered or incurred by any Restricted Party (as applicable), including in any action brought or otherwise initiated by any Restricted Party (as applicable), of any nature whatsoever whether or not now known, claimed or suspected, fixed or contingent, arising or resulting from any manner of action or actions, cause or causes of action in law or in equity, suits, debts, liens, contracts, agreements, promises, liabilities, claims, demands and losses, in each case, arising on or before the Closing Date.

7.   Miscellaneous.

(a)   Amendments and Waivers. No amendment or modification of this Agreement will be deemed effective unless made in writing and signed by the parties hereto. No term or condition of this Agreement will be deemed to have been waived, except by a statement in writing signed by the party against whom enforcement of the waiver is sought. Any written waiver will not be deemed a continuing waiver unless specifically stated, will operate only as to the specific term or condition waived and will not constitute a waiver of such term or condition for the future or as to any act other than that specifically waived.

(b)   Assignment; No Third Party Rights. No party may, without the written consent of the other, assign or delegate any of his, her or its rights or obligations under this Agreement, except that the Protected Parties may, without the consent of the Restricted Parties, assign or delegate any of its rights or obligations under this Agreement to (i) any corporation or other business entity with which the Protected Parties may merge or consolidate, or (ii) any corporation or other business entity to which the Protected Parties may sell or transfer all or substantially all of its assets or capital stock or equity. After any such assignment or delegation by the Protected Parties, the Protected Parties will be discharged from all further liability hereunder and such assignee will thereafter be deemed to be the "Protected Parties" for purposes of all terms and conditions of this Agreement, including this Section 7. Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon and inure to the benefit of the successors and permitted assigns of the parties. Except as otherwise set forth herein, nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement. This Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the parties to this Agreement and their successors and assigns.

(c)   Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict provision or rule (whether of such state or any other jurisdiction) that would cause the laws of any other jurisdiction to be applied.

(d)   Notices. All demands, notices, communications and reports provided for in this Agreement will be given in accordance with Section 10.5 of the Purchase Agreement.

(e)   Counterparts. This Agreement may be executed in two counterparts and delivered by facsimile or other means of electronic communication, each of which will be deemed an original but both of which shall constitute but one instrument.

(f)   Section Headings; Construction. The headings of Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation. All references to "Section" or "Sections" refer to the corresponding Section or Sections of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Unless otherwise expressly provided, the word "including" does not limit the preceding words or terms. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

(g)   Entire Agreement. Except for the Purchase Agreement and the agreements set forth as exhibits in the Purchase Agreement, (i) this Agreement supersedes all prior agreements between the parties with respect to the subject matter of this Agreement and (ii) this Agreement constitutes a complete and exclusive statement of the terms of the agreement between the parties with respect to its subject matter.

(h)   Severability. To the extent that any portion of any provision of this Agreement will be invalid or unenforceable, it will be considered deleted here from and the remainder of such provision and this Agreement will be unaffected and will continue in full force and effect.

(i)   Cumulative Remedies. The powers, rights, privileges and remedies provided in this Agreement are cumulative and not exclusive or alternative and are in addition to any and all other powers, rights, privileges and remedies granted by law, rule, regulation or instrument.

(j)   Further Assurances. Each of the parties will execute and deliver such additional instruments and other documents and will take such further actions as may be necessary or appropriate to effectuate, carry out and comply with all of the terms of this Agreement.

(k)   Independent Obligations. Nothing in this Agreement limits the Restricted Parties' obligations, or the rights or remedies of the Protected Parties, under the Purchase Agreement, and nothing in the Purchase Agreement limits the Restricted Parties' obligations, or any of the rights or remedies of the Protected Parties, under this Agreement.

(l)   Effectiveness of this Agreement. Notwithstanding the earlier execution and delivery of this Agreement, the effectiveness of this Agreement is conditioned on the closing of the transactions contemplated by the Purchase Agreement. If the Closing shall occur, this Agreement shall become effective concurrently with the Closing on the Closing Date. If the Purchase Agreement is terminated for any reason in accordance therewith, this Agreement shall be null and void *ab initio*.

* * * * *

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties as of the date first written above.

BUYER:	**RESTRICTED PARTIES:**
OCTAVIUS CORPORATION	SUMMIT PARTNERS GROWTH EQUITY FUND VIII-B, L.P.
By: */s/ Michael J. Happe*	By: Summit Partners GE VIII, L.P.
Name: Michael J. Happe	Its: General Partner
Title: President and Chief Executive Officer	
	By: Summit Partners GE VIII, LLC
	Its: General Partner
PARENT:	
	By: */s/ Peter Y. Chung*
WINNEBAGO INDUSTRIES, INC.	Name: Peter Y. Chung
	Title: Member
By: */s/ Michael J. Happe*	
Name: Michael J. Happe	
Title: President and Chief Executive Officer	SUMMIT PARTNERS GROWTH EQUITY FUND VIII-A, L.P.
	By: Summit Partners GE VIII, L.P.
	Its: General Partner
COMPANY:	
	By: Summit Partners GE VIII, LLC
GRAND DESIGN RV, LLC	Its: General Partner
By: */s/ Donald Clark*	By: */s/ Peter Y. Chung*
Name: Donald Clark	Name: Peter Y. Chung
Title: President	Title: Member
	SUMMIT PARTNERS ENTREPRENEUR ADVISORS FUND I, L.P.
	By: Summit Partners Entrepreneur Advisors GP, LLC
	Its: General Partner
	By: Summit Master Company, LLC
	Its: Sole Member

By: */s/ Peter Y. Chung*
      Name: Peter Y. Chung
      Title: Member

SUMMIT INVESTORS I, LLC

By: Summit Investors Management, LLC
Its: Managing Member

By: Summit Master Company, LLC
Its: Managing Member

By: */s/ Peter Y. Chung*
      Name: Peter Y. Chung
      Title: Member

SUMMIT INVESTORS I (UK), L.P.

By: Summit Investors Management, LLC
Its: General Partner

By: Summit Master Company, LLC
Its: Managing Member

By: */s/ Peter Y. Chung*
      Name: Peter Y. Chung
      Title: Member

SP GE BIII-B GD RV HOLDING, L.P.

By: Summit Partners GE VIII, L.P.
Its: General Partner

By: Summit Partners GE VIII, LLC
Its: General Partner

By: */s/ Peter Y. Chung*
      Name: Peter Y. Chung
      Title: Member

REGISTRATION RIGHTS AGREEMENT

BY AND BETWEEN

WINNEBAGO INDUSTRIES, INC.

AND

THE SHAREHOLDERS PARTIES HERETO

TABLE OF CONTENTS

REGISTRATION RIGHTS AGREEMENT dated as of October 2, 2016, by and among Summit Partners Growth Equity Fund VIII-A, L.P., Summit Partners Growth Equity Fund VIII-B, L.P., Summit Partners Entrepreneur Advisors Fund I, L.P., Summit Investors I, LLC, Summit Investors I (UK), L.P. and SP GE VIII-B GD RV Holdings, L.P., Donald Clark, Ronald Fenech and William Fenech (each a "**Shareholder**" and collectively, the "**Shareholders**") and Winnebago Industries, Inc., an Iowa corporation (the "**Company**").

WHEREAS, pursuant to that certain Securities Purchase Agreement dated October 2, 2016 by and among Grand Design RV, LLC, the Company, Octavius Corporation, a Delaware corporation, the "Sellers" identified therein, and SP GE VIII-B GD RV Holdings, L.P. solely in its capacity as the Sellers' Representative thereunder (the "**Purchase Agreement**"), the Shareholders will receive shares of the Company's common stock, par value $0.50 per share (the "**Common Stock**") constituting the "Closing Stock Consideration" as defined in the Purchase Agreement.

WHEREAS, pursuant to the Purchase Agreement, the Company has agreed to provide to Shareholders certain rights in respect of the Closing Stock Consideration as set forth herein.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants and obligations hereinafter set forth, the parties hereto hereby agree as follows:

ARTICLE I   DEFINITIONS

Section 1.1   Certain Defined Terms. As used herein, the following terms shall have the following meanings:

"**Action**"	means any legal, administrative, regulatory or other suit, action, claim, audit, assessment, arbitration or other proceeding, investigation or inquiry.
"**Agreement**"	means this Registration Rights Agreement as it may be amended, supplemented, restated or modified from time to time.
"**Beneficial Ownership**"	shall have the same meaning as "beneficial ownership" as defined in Rule 13d-3 under the Exchange Act. The term "**Beneficially Own**" shall have a correlative meaning.
"**Business Day**"	shall have the same meaning as in the Purchase Agreement.
"**Capital Stock**"	means, with respect to any Person at any time, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of capital stock, partnership interests (whether general or limited) or equivalent ownership interests in or issued by such Person.
"**Closing Date**"	shall have the same meaning as in the Purchase Agreement.
"**Closing Stock Consideration**"	shall have the same meaning as in the Purchase Agreement.
"**Exchange Act**"	means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated by the SEC from time to time thereunder.
"**Filing Date**"	means the second (2nd) Business Day following the earlier of (i) the date the Company files with the SEC a Current Report on Form 8-K or amendment to such report including the financial statements and pro forma financial information required by Item 9.01(a) in respect of the transactions contemplated by the Purchase Agreement (the "**Transaction Form 8-K/A**") or (ii) the date the Transaction Form 8-K/ A must be filed in order to be timely under the Exchange Act.

"**Governmental Entity**"	shall mean any court, administrative agency or commission or other governmental authority or instrumentality, whether federal, state, local or foreign and any applicable industry self-regulatory organization.
"**Holders**"	means the Shareholders.
"**Holders' Representative**"	shall be the "Sellers' Representative" as defined in the Purchase Agreement.
"**Issuer Free Writing Prospectus**"	means an issuer free writing prospectus, as defined in Rule 433 under the Securities Act, relating to an offer of the Registrable Securities.
"**Law**"	means any statute, law, code, ordinance, rule or regulation of any Governmental Entity.
"**Other Securities**"	means shares of Common Stock or shares of other Capital Stock of the Company, the holders of which are contractually entitled to registration rights other than through this Agreement.
"**Lock-Up Shares**"	means the Closing Stock Consideration to the extent, but only to the extent, that it is subject to transfer restrictions pursuant to a Lock-Up Letter Agreement dated October 2, 2016 (the "Lock-Up Letter Agreement) in favor of the Company.
"**Person**"	means any individual, corporation, limited liability company, limited or general partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivisions thereof or any group (within the meaning of Section 13(d)(3) of the Exchange Act) comprised of two or more of the foregoing.
"**Prospectus**"	means the prospectus included in any Registration Statement (including a prospectus that discloses information previously omitted from a prospectus filed as part of an effective Registration Statement in reliance upon Rule 430A promulgated under the Securities Act), as amended or supplemented by any prospectus supplement with respect to the terms of the offering of any portion of the Registrable Securities covered by such Registration Statement, any Issuer Free Writing Prospectus related thereto, and all other amendments and supplements to such prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such prospectus.
"**Release Date**"	means the date that no shares of Closing Stock Consideration are Lock-Up Shares.
"**Registrable Securities**"	means the Closing Stock Consideration and any shares of Capital Stock issued (or issuable upon the conversion or exercise of any warrant, right or other security which is issued) by the Company as a dividend or other distribution with respect to, or in exchange for or in replacement of, the Closing Stock Consideration or by way of split or combination of securities, or any recapitalization, merger, consolidation or other reorganization, provided, however, Closing Stock Consideration shall cease to be Registrable Securities when (A) a registration statement with respect to the sale by the Holder thereof shall have been declared effective under the Securities Act and such securities shall have been disposed of in accordance with such registration statement, (B) they shall have been sold in accordance with Rule 144 under the Securities Act (or any similar provision then in force, but not Rule 144A), (C) they shall have been otherwise transferred, other than to an Affiliate or Affiliates of the Holders or a permitted transferee under the Lock-Up Letter Agreement or (C) they shall have ceased to be outstanding.

"**Registration Statement**"	means any registration statement of the Company under the Securities Act which permits the public offering of any of the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus, amendments and supplements to such registration statement, including post-effective amendments, all exhibits and all material incorporated by reference or deemed to be incorporated by reference in such registration statement.
"**Rule 144**"	means Rule 144 under the Securities Act.
"**SEC**"	means the United States Securities and Exchange Commission.
"**Securities Act**"	means the Securities Act of 1933, as amended, and the rules and regulations promulgated by the SEC from time to time thereunder.
"**Selling Holder**"	means each Holder of Registrable Securities included in a registration pursuant to Article II.
"**Shelf Registration Statement**"	means a Registration Statement of the Company filed with the SEC on either (a) Form S-3 (or any successor form or other appropriate form under the Securities Act) or (b) if the Company is not permitted to file a Registration Statement on Form S-3, an evergreen Registration Statement on Form S-1 (or any successor form or other appropriate form under the Securities Act), in each case for an offering to be made on a continuous or delayed basis pursuant to Rule 415 under the Securities Act covering Registrable Securities. To the extent the Company is a well-known seasoned issuer (as defined in Rule 405 under the Securities Act), a "Shelf Registration Statement" shall be deemed to refer to an automatic shelf registration statement (as defined in Rule 405 under the Securities Act) (an "automatic shelf registration statement") on Form S-3.
"**Subsidiary**"	means, with respect to any Person, any other Person of which 50% or more of the shares of the voting securities or other voting interests are owned or controlled, or the ability to select or elect 50% or more of the directors or similar managers is held, directly or indirectly, by such first Person or one or more of its Subsidiaries, or by such first Person and one or more of its Subsidiaries.

Section 1.2   Terms Generally.   The definitions in Section 1.1 shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words "include", "includes" and "including" shall be deemed to be followed by the phrase "without limitation", unless the context expressly provides otherwise. All references herein to Sections, paragraphs, subparagraphs, clauses, Exhibits or Schedules shall be deemed references to Sections, paragraphs, subparagraphs or clauses of, or Exhibits or Schedules to this Agreement, unless the context requires otherwise. Unless otherwise expressly defined, terms defined in this Agreement have the same meanings when used in any Exhibit or Schedule hereto. Unless otherwise specified, the words "this Agreement", "herein", "hereof", "hereto" and "hereunder" and other words of similar import refer to this Agreement as a whole (including the Schedules and Exhibits) and not to any particular provision of this Agreement. The term "or" is not exclusive. The word "extent" in the phrase "to the extent" shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply "if". Unless expressly stated otherwise, any Law defined or referred to herein means such Law as from time to time amended, modified or supplemented, including by succession of comparable successor Laws and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

ARTICLE II   REGISTRATION RIGHTS

Section 2.1   Shelf Registration.

(a)   Subject to the terms and conditions of this Agreement, the Company agrees that no later than the Filing Date, it shall file with the SEC a Shelf Registration Statement relating to the offer and sale of all of the Registrable Securities by the Holders from time to time in accordance with the methods of distribution elected by such holders and set forth in the Shelf Registration Statement and shall use its reasonable best efforts to cause such Shelf Registration Statement to be declared effective under the Securities Act as promptly as practicable after filing. Without limiting the generality of the foregoing, prior to the Filing Date, the Company shall use its reasonable best efforts to prepare a Shelf Registration Statement with respect to all of the Registrable Securities to enable such Shelf Registration Statement to be filed with the SEC no later than the Filing Date. In addition, the Company shall use its reasonable best efforts to file the Transaction Form 8-K/A as soon as practicable following the Closing Date, but not later than the date the Transaction Form 8-K/A must be filed in order to be timely under the Exchange Act.

(b)   The Company shall use its reasonable best efforts to keep such Shelf Registration Statement continuously effective under the Securities Act in order to permit the Prospectus forming a part thereof to be usable by Holders until the earlier of (i) the date as of which all Registrable Securities actually have been sold and (ii) the date that is three (3) years from the date such Shelf Registration Statement is declared effective (such period of effectiveness, the "**Shelf Period**").

(c)   The Company shall be entitled to postpone (but not more than once) the filing or initial effectiveness of, or suspend the use (but not more than twice in any 12-month period) of, a Shelf Registration Statement, in each case for a reasonable period of time not in excess of 90 days, if the Company notifies the Holders' Representative that, (A) in the good faith judgment of the Board of Directors of the Company, such registration, offering or use would reasonably be expected to materially adversely affect or materially interfere with any bona fide material financing of the Company or any material transaction under consideration by the Company, (B) upon advice of counsel, would require the disclosure of material information that has not been, and is not otherwise required to be, disclosed to the public, the premature disclosure of which would materially adversely affect the Company, and (C) the Company has a bona fide business purpose for preserving the confidentiality of such financing or transaction. It being understood that the Company shall not be entitled to postpone the filing or initial effectiveness of, or suspend the use of, a Shelf Registration Statement, if the financing or other material transaction includes the registration, offer and sale of equity securities of the Company unless the holders of Registrable Securities are offered piggyback rights registration rights that are pari passu in priority with the equity securities the Company is registering for its own account and in priority to any equity securities the Company is registering for other Persons. Nothing in this Section 2.1(c) shall permit the disclosure to the Holders' Representative of any material non-public information regarding the Company without the express written consent of the Holders' Representative.

(d)   If any of the Registrable Securities to be sold pursuant to a Shelf Registration Statement are to be sold in a firm commitment underwritten offering, and the managing underwriter(s) of such underwritten offering advise the Holders in writing that it is their good faith opinion that the total number or dollar amount of Registrable Securities proposed to be sold in such offering, together with any Other Securities proposed to be included by holders thereof which are entitled to include securities in such Registration Statement, exceeds the total number or dollar amount of such securities that can be sold without having an adverse effect on the price, timing or distribution of the Registrable Securities to be so included together with all such Other Securities included, then there shall be included in such firm commitment underwritten offering the number or dollar amount of Registrable Securities and such Other Securities that in the opinion of such managing underwriter(s) can be sold without so adversely affecting such offering of Registrable Securities, and such number of Registrable Securities and Other Securities shall be allocated for inclusion as follows:

        (i)   first, the Registrable Securities for which inclusion in such underwritten offering was requested by the Holders, pro rata (if applicable), based on the number of Registrable Securities Beneficially Owned by each such Holder until all such Registrable Securities have been allocated for inclusion; and

        (ii)   second, Other Securities, pro rata, based on the number of Other Securities Beneficially Owned by each such holder of Other Securities.

        (e)   The Holders' Representative shall have the right to notify the Company that it has determined that the Shelf Registration Statement be abandoned or withdrawn, in which event the Company shall promptly abandon or withdraw such Shelf Registration Statement.

        Section 2.2   Demand Registrations.

        (a)   If, following the date hereof, the Company is unable to file, cause to be effective or maintain the effectiveness of a Shelf Registration Statement as required under Section 2.1, the Holders' Representative shall have the right by delivering a written notice to the Company (a "**Demand Notice**") to require the Company to, pursuant to the terms of this Agreement, register under and in accordance with the provisions of the Securities Act the number of Registrable Securities Beneficially Owned by any Holders and requested by such Demand Notice to be so registered (a "**Demand Registration**"). A Demand Notice shall also specify the expected method or methods of disposition of the applicable Registrable Securities. Following receipt of a Demand Notice, the Company shall use its reasonable best efforts to file, as promptly as reasonably practicable, but not later than 30 days after receipt by the Company of such Demand Notice (subject to paragraph (d) of this Section 2.2), a Registration Statement relating to the offer and sale of the Registrable Securities requested to be included therein by the Holders thereof in accordance with the methods of distribution elected by such Holders (a "**Demand Registration Statement**") and shall use its reasonable best efforts to cause such Registration Statement to be declared effective under the Securities Act as promptly as practicable after the filing thereof. All Demand Registrations shall be firm commitment underwritten offerings unless otherwise approved by the Holders' Representative.

        (b)   If any of the Registrable Securities registered pursuant to a Demand Registration are to be sold in a firm commitment underwritten offering, and the managing underwriter(s) of such underwritten offering advise the Holders in writing that it is their good faith opinion that the total number or dollar amount of Registrable Securities proposed to be sold in such offering, together with any Other Securities proposed to be included by holders thereof which are entitled to include securities in such Registration Statement, exceeds the total number or dollar amount of such securities that can be sold without having an adverse effect on the price, timing or distribution of the Registrable Securities to be so included together with all such Other Securities included, then there shall be included in such firm commitment underwritten offering the number or dollar amount of Registrable Securities and such Other Securities that in the opinion of such managing underwriter(s) can be sold without so adversely affecting such offering, and such number of Registrable Securities and Other Securities shall be allocated for inclusion as follows:

(i)   first, the Registrable Securities for which inclusion in such underwritten offering was requested by the Holders, pro rata (if applicable), based on the number of Registrable Securities Beneficially Owned by each such Holder until all such Registrable Securities have been allocated for inclusion; and

(ii)   second, Other Securities, pro rata, based on the number of Other Securities Beneficially Owned by each such holder of Other Securities.

(c)   In the event of a Demand Registration, the Company shall be required to maintain the continuous effectiveness of the applicable Registration Statement for a period of at least one year after such Registration Statement was declared effective or such shorter period in which all Registrable Securities included in such Registration Statement actually have been sold.

(d)   The Company shall be entitled to postpone (but not more than once in any 12-month period) the filing or initial effectiveness of, or suspend the use of (but not more than twice in any 12-month period), a Demand Registration Statement, in each case for a reasonable period of time not in excess of 90 days, if the Company notifies the Holders' Representative that, (A) in the good faith judgment of the Board of Directors of the Company, such registration, offering or use would reasonably be expected to materially adversely affect or materially interfere with any bona fide material financing of the Company or any material transaction under consideration by the Company, (B) upon advice of counsel, would require the disclosure of information that has not been, and is not otherwise required to be, disclosed to the public, the premature disclosure of which would materially adversely affect the Company, and (C) the Company has a bona fide business purpose for preserving the confidentiality of such financing or transaction. It being understood that the Company shall not be entitled to postpone the filing or initial effectiveness of, or suspend the use of, a Demand Registration Statement, if the financing or other material transaction includes the registration, offer and sale of equity securities of the Company unless the holders of Registrable Securities are offered piggyback rights registration rights that are pari passu in priority with the equity securities the Company is registering for its own account and in priority to any equity securities the Company is registering for other Persons. Nothing in this Section 2.2(d) shall permit the disclosure to the Holders' Representative of any material non-public information regarding the Company without the express written consent of the Holders' Representative.

(e)   The Holders' Representative shall have the right to notify the Company that it has determined that the Registration Statement relating to a Demand Registration be abandoned or withdrawn, in which event the Company shall promptly abandon or withdraw such Registration Statement

Section 2.3   Shelf Take-Downs. At any time that a Shelf Registration Statement covering Registrable Securities pursuant to Section 2.1 is effective, if the Holders' Representative delivers a notice to the Company (a "**Shelf Take-Down Notice**") stating that one or more of the Holders intends to effect an underwritten offering of all or part of the Registrable Securities included by the Holders on the Shelf Registration Statement (a "**Shelf Underwritten Offering**") or any other offering of such securities and stating the number of the Registrable Securities to be included in such Shelf Underwritten Offering or other offering, then the Company shall amend or supplement the Shelf Registration Statement as may be necessary in order to enable such Registrable Securities and Other

Securities, as the case may be, to be distributed pursuant to the Shelf Underwritten Offering (taking into account the inclusion of Other Securities by any other holders pursuant to this Section 2.3) or other offering. In connection with any Shelf Underwritten Offering, the Company shall also deliver the Shelf Take-Down Notice to all other holders whose securities are included on such Shelf Registration Statement and permit each holder to include its Other Securities included on the Shelf Registration Statement in the Shelf Underwritten Offering if such other holder notifies the Proposing Holder and the Company within 5 Business Days after delivery of the Shelf Take-Down Notice to such other holder; and in the event that the managing underwriter(s) have informed the Company in writing that it is their good faith opinion that the total amount of Registrable Securities requested to be so included in such Shelf Underwritten Offering, together with all Other Securities that the Company and any other Persons having rights to participate in such Shelf Underwritten Offering exceeds the total number or dollar amount of such securities that can be included in such Shelf Underwritten Offering without having an adverse effect on the price, timing or distribution of the securities proposed to be included in such Shelf Underwritten Offering, then there shall be included in such Shelf Underwritten Offering the number or dollar amount of such securities that in the opinion of such managing underwriter(s) can be sold without so adversely affecting such offering, and such number of Registrable Securities and Other Securities shall be allocated in accordance with Section 2.1(d).

Section 2.4   Registration Procedures.   If and whenever the Company is required to use its reasonable best efforts to effect the registration of any Registrable Securities under the Securities Act as provided in Article II, the Company shall effect such registration to permit the sale of such Registrable Securities in accordance with the intended method or methods of disposition thereof, and pursuant thereto the Company shall cooperate in the sale of the securities and shall, as expeditiously as possible:

(a)   In accordance with the Securities Act and all applicable rules and regulations promulgated thereunder, prepare and file with the SEC a Registration Statement or Registration Statements on such form which shall be available for the sale of the Registrable Securities by the Holders in accordance with the intended method or methods of distribution thereof, and all amendments and supplements thereto and related Prospectuses as may be necessary to comply with applicable securities laws, and use its reasonable best efforts to cause such Registration Statement to become effective and to remain effective as provided (and subject to the exceptions set forth) herein; provided, however, that before filing a Registration Statement or Prospectus (including any Issuer Free Writing Prospectus related thereto) or any amendments or supplements thereto (excluding documents that would be incorporated or deemed to be incorporated therein by reference and any exhibits), the Company shall furnish or otherwise make available to the Selling Holders, their counsel and the managing underwriter(s), if any, copies of all such documents proposed to be filed and shall reasonably consider any comments thereto from the Selling Holders and their counsel.

(b)   In accordance with the Securities Act and all applicable rules and regulations promulgated thereunder, prepare and file with the SEC such amendments and post-effective amendments to each Registration Statement and the Prospectus used in connection therewith as may be necessary to keep such Registration Statement continuously effective during the period provided herein and comply in all material respects with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement, and cause the related Prospectus to be supplemented by any Prospectus supplement or Issuer Free Writing Prospectus as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of the securities covered by such Registration Statement, and as so supplemented to be filed pursuant to Rule 424 (or any similar provisions then in force) under the Securities Act.

(c)   Notify each Selling Holder and the managing underwriter(s), if any, promptly, and (if requested by any such Person) confirm such notice in writing, (i) when a Prospectus or any Prospectus supplement, Issuer Free Writing Prospectus or post-effective amendment has been filed, and, with respect to a Registration Statement or any post-effective amendment, when the same has become effective, (ii) of any request by the SEC for amendments or supplements to a Registration Statement or related Prospectus or Issuer Free Writing Prospectus, (iii) of the issuance by the SEC of any stop order suspending the effectiveness of a Registration Statement or the initiation of any proceedings for that purpose, (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction, or the initiation or threatening of any proceeding for such purpose and (v) of the happening of any event, or the existence of any facts or circumstance, in each case that makes any statement made in such Registration Statement or related Prospectus or any document incorporated or deemed to be incorporated therein by reference or any Issuer Free Writing Prospectus related thereto untrue in any material respect or that requires the making of any changes in such Registration Statement, Prospectus, documents or Issuer Free Writing Prospectus so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, not misleading, and that in the case of any Prospectus or Issuer Free Writing Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d)   Use its reasonable best efforts to obtain the withdrawal of any order suspending the effectiveness of a Registration Statement, or the lifting of any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction at the reasonably earliest practical date.

(e)   If requested by the managing underwriter(s), if any, or the Holders' Representative, promptly include in a Prospectus supplement, post-effective amendment or Issuer Free Writing Prospectus such information as the managing underwriter(s), if any, or such Holders may reasonably request in order to permit the intended method of distribution of such securities and make all required filings of such Prospectus supplement, such post-effective amendment or Issuer Free Writing Prospectus as soon as practicable after the Company has received such request.

(f)   Furnish or make available to each Selling Holder, and each managing underwriter, if any, without charge, such number of conformed copies of the Registration Statement and each post-effective amendment thereto, including financial statements (but excluding schedules, all documents incorporated or deemed to be incorporated therein by reference, and all exhibits, unless requested in writing by such Holder, counsel or managing underwriter(s)), and such other documents, as such Holders or such managing underwriter(s) may reasonably request, and upon request, a copy of any and all transmittal letters or other correspondence to or received from, the SEC relating to such offering.

(g)   Deliver to each Selling Holder, and the managing underwriter(s), if any, without charge, as many copies of the Prospectus or Prospectuses (including each form of Prospectus and any Issuer Free Writing Prospectus related to any such Prospectuses) and each amendment or supplement thereto as such Persons may reasonably request in connection with the distribution of the

Registrable Securities; and the Company, subject to the last paragraph of this Section 2.4, hereby consents to the use of such Prospectus and each amendment or supplement thereto by each of the Selling Holders and the managing underwriter(s), if any, in connection with the offering and sale of the Registrable Securities covered by such Prospectus and any such amendment or supplement thereto.

(h)   Prior to any public offering of Registrable Securities, use its reasonable best efforts to register or qualify or cooperate with the Selling Holders, the managing underwriter(s), if any, and their respective counsel in connection with the registration or qualification (or exemption from such registration or qualification) of such Registrable Securities for offer and sale under the securities laws of such jurisdictions within the United States ("**Blue Sky Laws**") as any seller or managing underwriter(s) reasonably requests in writing and to keep each such registration or qualification (or exemption therefrom) effective during the period such Registration Statement is required to be kept effective and to take any other action that may be necessary or advisable to enable such Selling Holders to consummate the disposition of such Registrable Securities in such jurisdiction; provided, however, that the Company will not be required to (i) qualify generally to do business in any jurisdiction where it is not then so qualified or (ii) take any action that would subject it to general service of process in any such jurisdiction where it is not then so subject.

(i)   Cooperate with the Selling Holders and the managing underwriter(s), if any, to facilitate the preparation and delivery of certificates (not bearing any legends) representing Registrable Securities to be sold after receiving written representations from each Selling Holder that the Registrable Securities represented by the certificates so delivered by such Selling Holder will be transferred in accordance with the Registration Statement, and enable such Registrable Securities to be in such denominations and registered (including registered in book entry) in such names as the managing underwriter(s), if any, or the Selling Holders may request at least 2 Business Days prior to any sale of Registrable Securities.

(j)   Upon the occurrence of any event contemplated by Section 2.4(c)(ii), (c)(iii), (c)(iv) or (c)(v) above, prepare a supplement or post-effective amendment to the Registration Statement or a supplement to the related Prospectus or any document incorporated or deemed to be incorporated therein by reference or an Issuer Free Writing Prospectus related thereto, or file any other required document so that, as thereafter delivered to the Selling Holders, such Prospectus will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(k)   Use its best efforts to cause all shares of Registrable Securities covered by such Registration Statement to be listed on each national securities exchange, if any, on which similar securities issued by the Company are then listed.

(l)   Enter into such agreements (including an underwriting agreement in form, scope and substance as is customary in underwritten offerings) and take all such other actions reasonably requested by the Holders' Representative or by the managing underwriter(s), if any, to expedite or facilitate the disposition of such Registrable Securities (including participating in such number of "road shows," investor presentations and marketing events as the underwriters managing an underwritten offering may reasonably request), and in connection therewith, whether or not an underwriting agreement is entered into and whether or not the registration is an underwritten registration, (i) make such representations and warranties to the Selling Holders and the managing underwriter(s), if any, with respect to the business of the Company and its subsidiaries, and the Registration Statement, Prospectus and documents, if any, incorporated or deemed to be incorporated by reference therein, in each case, in form, substance and scope as are customarily made by issuers in underwritten offerings, and, if true, confirm the same if and when requested, (ii) use its reasonable best efforts to furnish to the Selling Holders of such Registrable Securities customary opinions of counsel to the Company and updates thereof, addressed to each of the managing underwriter(s), if any, covering the matters customarily covered in opinions requested in underwritten offerings and such other matters as may be reasonably requested by such counsel and managing underwriter(s), (iii) use its reasonable best efforts to obtain "cold comfort" letters and updates thereof from the independent certified public accountants of the Company (and, if necessary, any other independent certified public accountants of any Subsidiary of the Company or of any business acquired by the Company for which financial statements and financial data are, or are required to be, included in the Registration Statement) who have certified the financial statements included in such Registration Statement, addressed to each of the managing underwriter(s), if any, such letters to be in customary form and covering matters of the type customarily covered in "cold comfort" letters in connection with underwritten offerings, (iv) if an underwriting agreement is entered into, the same shall contain indemnification provisions and procedures substantially to the effect set forth in Section 2.5 hereof with respect to all parties to be indemnified pursuant to said Section except as otherwise agreed by the Holders' Representative and the managing underwriter(s) and (v) deliver such documents and certificates as may be reasonably requested by the Holders' Representative, the Holder's counsel and the managing underwriter(s), if any, to evidence the continued validity of the representations and warranties made pursuant to clause (i) above and to evidence compliance with any customary conditions contained in the underwriting agreement or other agreement entered into by the Company.

(m)   Upon execution of a customary confidentiality agreement, make available for inspection by a representative of the Selling Holders, the managing underwriter(s), if any, and any attorneys or accountants retained by such Selling Holders or managing underwriter(s), at the offices where normally kept, during reasonable business hours, or under such other arrangements as are agreed by the parties, financial and other records, pertinent corporate documents and properties of the Company and its Subsidiaries, and cause the officers, directors and employees of the Company and its Subsidiaries to supply all information in each case reasonably requested by any such representative, managing underwriter(s), attorney or accountant in connection with such Registration Statement.

(n)   Provide a transfer agent and registrar for all such Registrable Securities not later than the effective date of such registration statement.

(o)   Permit any holder of Registrable Securities which, in such holder's good faith judgment (based on the advice of counsel), could reasonably be expected to be deemed to be an underwriter or a controlling person of the Company, an opportunity to review and comment upon the Registration Statement in advance of filing and consider in good faith the reasonable comments of such holder and its counsel, including the insertion in the Registration Statement of material that in such holder's good faith judgment (based on advice of counsel) should be included therein to permit such holder's participation in an offering of Registrable Securities.

(p)   Cooperate with each holder of Registrable Securities covered by the registration statement and each underwriter or agent participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with FINRA.

(q)   Otherwise use its reasonable best efforts to comply with all applicable rules and regulations of the SEC and any applicable national securities exchange, and make available to its security holders, as soon as reasonably practicable (but not more than 18 months) after the effective date of the registration statement, an earnings statement which shall satisfy the provisions of Section 11 (a) and Rule 158 of the Securities Act.

The Company may require each Selling Holder to furnish to the Company in writing such information required in connection with such registration regarding such Selling Holder and the distribution of such Registrable Securities as the Company may, from time to time, reasonably request in writing and the Company may exclude from such registration the Registrable Securities of any Selling Holder who unreasonably fails to furnish such information within a reasonable time after receiving such request.

Each Selling Holder agrees that, upon receipt of any notice from the Company of (x) the happening of any event of the kind described in Section 2.4(c)(ii), (c)(iii), (c)(iv) or (c)(v) hereof, or (y) that the Company is suspending use of a Registration Statement as permitted by Section 2 hereof, such Holder will forthwith discontinue disposition of such Registrable Securities covered by such Registration Statement or Prospectus until such Holder's receipt of the copies of the supplemented or amended Prospectus contemplated by Section 2.4(j) hereof, or until it is advised in writing by the Company that the use of the applicable Prospectus may be resumed, and has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such Prospectus; provided, however, in the case of (y) above that the Company shall extend the Shelf Period or the time period under Section 2.2 relating to the length of time that the effectiveness of a Registration Statement must be maintained, in either case by the amount of time the Holder is required to discontinue disposition of such securities.

Section 2.5   Indemnification.

(a)   Indemnification by the Company. The Company shall indemnify and hold harmless, to the fullest extent permitted by Law, each Selling Holder whose Registrable Securities are covered by a Registration Statement or Prospectus, the officers, directors, members, managers, partners, agents, affiliates and employees of each of them, each investment manager or investment adviser of each such Selling Holder, the officers, directors, members, managers, partners, agents, affiliates and employees of each such investment manager or investment adviser, each Person who controls (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) each such Selling Holder and the officers, directors and employees of each such controlling person, each underwriter (including any Holder that is deemed to be an underwriter pursuant to any SEC comments or policies), if any, and each Person who controls (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) such underwriter (collectively, "**Holder Indemnitees**"), from and against any and all losses, claims, damages, liabilities, expenses (including, without limitation, costs of preparation and reasonable attorneys' fees and any other reasonable fees or expenses incurred by such party in connection with any investigation or Action, whether commenced or threatened), judgments, fines, penalties, charges and amounts paid in settlement (collectively, "**Losses**"), as incurred, arising out of or based upon any untrue statement (or alleged untrue statement) of a material fact contained in any applicable Registration Statement (or in any preliminary or final Prospectus contained therein, any document incorporated by reference therein or Issuer Free Writing Prospectus related thereto) or any amendment of or supplement to any of the foregoing or other document incident to any such registration, qualification, or compliance, or based on any omission (or alleged omission) to state therein (in the case of a final or preliminary Prospectus, in light of the circumstances under which they were made) a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation or alleged violation by the Company of the Securities Act or any other similar federal or state securities laws or any rule or regulation promulgated thereunder applicable to the Company and relating to action or inaction required of the Company in connection with any such registration, qualification or compliance, and to pay to each Holder Indemnitee, as incurred, any legal and any other expenses reasonably incurred in connection with investigating, preparing or defending any such investigation or Action; provided, that the Company will not be liable to a Selling Holder or underwriter in any such case to the extent that any such Loss arises out of or is based on any untrue statement or omission by such Selling Holder or underwriter, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such Registration Statement (or in any preliminary or final Prospectus contained therein, any document incorporated by reference therein or Issuer Free Writing Prospectus related thereto), offering circular, amendment of or supplement to any of the foregoing or other document in reliance upon and in conformity with written information furnished to the Company by such Selling Holder or underwriter specifically for inclusion in such document. The foregoing indemnity agreement is in addition to any liability that the Company may otherwise have to each Holder Indemnitee.

(b)   Indemnification by Selling Holders. In connection with any Registration Statement in which a Selling Holder is participating by registering Registrable Securities, such Selling Holder shall furnish to the Company in writing such information as the Company reasonably requests specifically for use in connection with any Registration Statement or Prospectus and agrees to indemnify and hold harmless, to the fullest extent permitted by Law, severally and individually with respect to itself only and not jointly, the Company, the officers, directors and employees of the Company, and each Person who controls (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) the Company, and each underwriter, if any, and each Person who controls (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) such underwriter (collectively, "**Company Indemnitees**"), from and against all Losses, as incurred, arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any such Registration Statement (or in any preliminary or final Prospectus contained therein, any document incorporated by reference therein or Issuer Free Writing Prospectus related thereto) or any other offering circular or any amendment of or supplement to any of the foregoing or any other document incident to such registration, or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a final or preliminary Prospectus, in light of the circumstances under which they were made) not misleading, in each case solely to the extent that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such Registration Statement (or in any preliminary or final Prospectus contained therein, any document incorporated by reference therein or Issuer Free Writing Prospectus related thereto), offering circular, or any amendment of or supplement to any of the foregoing or other document in reliance upon and in conformity with written information furnished to the Company by such Selling Holder expressly for inclusion in such document; provided that, in the event that any such claim is resolved without an admission or a court of competent jurisdiction finding that any such allegations of untrue statements or alleged omissions of material fact were actually made or omitted by such Selling Holder, such Selling Holder shall be reimbursed for any amounts previously paid hereunder with respect to such allegations; and provided, however, that the liability of each Selling Holder hereunder shall be limited to the net proceeds received by such Selling Holder from the sale of Registrable Securities covered by such Registration Statement.

(c)   Conduct of Indemnification Proceedings. If any Person shall be entitled to indemnity hereunder (an "**indemnified party**"), such indemnified party shall give prompt notice to the party from which such indemnity is sought (the "**indemnifying party**") of any claim or of the commencement of any Action with respect to which such indemnified party seeks indemnification or contribution pursuant hereto; provided, however, that the delay or failure to so notify the indemnifying party shall not relieve the indemnifying party from any obligation or liability except to the extent that the indemnifying party has been actually prejudiced by such delay or failure. The indemnifying party shall have the right, exercisable by giving written notice to an indemnified party promptly after the receipt of written notice from such indemnified party of such claim or Action, to assume, at the indemnifying party's expense, the defense of any such Action, with counsel reasonably satisfactory to such indemnified party; provided, however, that an indemnified party shall have the right to employ separate counsel in any such Action and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless: (i) the indemnifying party agrees to pay such fees and expenses; (ii) the indemnifying party fails promptly to assume, or in the event of a conflict of interest cannot assume, the defense of such Action or fails to employ counsel reasonably satisfactory to such indemnified party, in which case the indemnified party shall also have the right to employ counsel and to assume the defense of such Action; or (iii) in the indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist in respect of such Action; provided, further, however, that the indemnifying party shall not, in connection with any one such Action or separate but substantially similar or related Actions in the same jurisdiction, arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one firm of attorneys (together with appropriate local counsel) at any time for all of the indemnified parties, or for fees and expenses that are not reasonable. If such defense is assumed by the indemnifying party, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). Whether or not such defense is assumed by the indemnifying party, such indemnified party will not be subject to any liability for any settlement made without its consent. The indemnifying party shall not consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by all claimants or plaintiffs to such indemnified party of a release, in form and substance reasonably satisfactory to the indemnified party, from all liability and further obligations in respect of such claim or litigation.

(d)   Contribution.

(i)   If the indemnification provided for in this Section 2.5 is unavailable to or insufficient to hold harmless an indemnified party in respect of any Losses (other than in accordance with its terms), then each applicable indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such Losses, in such proportion as is appropriate to reflect the relative fault of the indemnifying party, on the one hand, and such indemnified party, on the other hand, in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of such indemnifying party, on the one hand, and indemnified party, on the other hand, shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been taken by, or relates to information supplied by, such indemnifying party or indemnified party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent any such action, statement or omission.

(ii) The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 2.5(d) were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding anything to the contrary contained in this Section 2.5(d), an indemnifying party that is a Selling Holder shall not be required to contribute any amount in excess of the amount by which the net proceeds from the sale of the Registrable Securities sold by such indemnifying party exceeds the amount of any damages that such indemnifying party has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

(e) The indemnification and contribution provided for under this Agreement shall be in addition to any other rights to indemnification and contribution that any indemnified party may have pursuant to law or contract and shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the transfer of securities.

Section 2.6   Rule 144; Rule 144A. The Company covenants that it will file the reports required to be filed by it under the Exchange Act (or, if the Company is not required to file such reports, it will, upon the request of any Holder, make publicly available other information so long as necessary to permit sales pursuant to Rule 144 or 144A under the Securities Act), and at any time it is not registered under the Exchange Act, it will take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (i) Rule 144 or 144A under the Securities Act, as such Rules may be amended from time to time, or (ii) any similar rule or regulation hereafter adopted by the SEC, including, without limitation, by making available an opinion of counsel to the Company's transfer agent to permit the sale of the Registrable Securities pursuant to Rule 144 to the extent permitted thereby. Upon reasonable request, the Company shall deliver to each holder of Registrable Securities a written statement as to whether it has complied with such requirements. The Company at all times shall use its best efforts to cause its registered securities to be listed on one or both of the New York Stock Exchange and/or the NASDAQ Stock Market.

Section 2.7   Underwritten Registrations. No Person may participate in any underwritten registration hereunder unless such Person (i) agrees to sell the Registrable Securities or Other Securities it desires to have covered by the registration on the basis provided in any underwriting arrangements in customary form and (ii) completes and executes all reasonable and customary questionnaires, powers of attorney, indemnities, underwriting agreements and other documents required under the terms of such underwriting arrangements; provided that no holder of Registrable Securities included in any underwritten registration shall be required to make any representations or warranties to the Company or the underwriters (other than representations and warranties regarding such holder, such holder's title to the securities and such holder's intended method of distribution) or to undertake any indemnification obligations to the Company or the underwriters with respect thereto, except as otherwise specifically provided in this Agreement.

Section 2.8   Registration Expenses. The Company shall pay all fees and expenses incident to the performance of or compliance with its obligations under this Article II, including (i) all registration and filing fees (including fees and expenses (A) with respect to filings required to be made with all applicable securities exchanges and/or the Financial Industry Regulatory Authority and (B) of compliance with Blue Sky Laws including any fees and disbursements of counsel for the underwriter(s) in connection with qualifications under Blue Sky Laws of the Registrable Securities pursuant to Section 2.4(h)), (ii) printing expenses (including expenses of printing certificates for Registrable Securities in a form eligible for deposit with The Depository Trust Company and of printing Prospectuses if the printing of Prospectuses is requested by the managing underwriter(s), if any), (iii) messenger, telephone and delivery expenses of the Company, (iv) fees and disbursements of counsel for the Company, (v) expenses of the Company incurred in connection with any road show, (vi) fees and disbursements of all independent certified public accountants (including, without limitation, the expenses of any "cold comfort" letters required by this Agreement) and any other persons, including special experts retained by the Company, and (vii) the reasonable fees and disbursements of one counsel for the Selling Holders as a group (such counsel to be selected by the Holders' Representative) in connection with registrations (including shelf take-downs and underwritten offerings) covered by this Agreement in which the Selling Holders participate. For the avoidance of doubt, the Company shall not pay any other expenses of Selling Holders or underwriting commissions attributable to securities sold by any Selling Holder in an underwritten offering. In addition, the Company shall bear all of its internal expenses (including all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit, the fees and expenses incurred in connection with the listing of the securities to be registered on any securities exchange on which similar securities issued by the Company are then listed and the fees and expenses of any Person, including special experts, retained by the Company.

Section 2.9   Other Securities. The Company represents and warrants to each Shareholder that neither it nor any of its Subsidiaries is a party to, or otherwise bound by, any other agreement granting registration rights to any other Person with respect to any securities of the Company or any of its Subsidiaries. Except as provided to the holders of Registrable Securities in this Agreement, the Company shall not grant to any Persons the right to request the Company to register any equity securities of the Company, or any securities, options or rights convertible or exchangeable into or exercisable for such securities, without the prior written consent of the Holders' Representative; provided that the Company may grant rights to participate in any Registration Statement so long as such rights are subordinate in priority to the rights of the holders of Registrable Securities as provided in this Agreement with respect to Other Securities and not otherwise inconsistent with the terms and conditions hereof.

Section 2.10   Authority of Holders' Representative. Each of the Shareholders not originally a party to the Purchase Agreement and each subsequent holder of Registrable Securities by acceptance of any transfer of Registrable Securities does consent and agree to the provisions of Section 6.9 of the Purchase Agreement as if such Shareholder or such subsequent holder were a "Seller." In furtherance and not in limitation of the foregoing, each Shareholder and each subsequent holder of Registrable Securities agrees that (a) the Company may conclusively rely upon, without independent verification or investigation, all decisions made by the Holders' Representative in connection with this Agreement in writing and signed by an authorized person of the Holders' Representative and (b) all decisions and actions by the Holders' Representative (to the extent authorized by this Agreement) shall be binding upon all Shareholders and all holders of Registrable Securities, and no such Shareholder or subsequent holder shall have the right to object, dissent, protest or otherwise contest the same.

ARTICLE III   MISCELLANEOUS

Section 3.1   Termination. This Agreement shall terminate upon the earlier of the expiration of the Shelf Period and such time as there are no Registrable Securities, except for the provisions of Section 2.5, 2.6, 2.8 and this Article III, which shall survive such termination.

Section 3.2   Amendment and Waiver. This Agreement may be amended or modified only by a written agreement executed and delivered by the Company and the Holders' Representative. The failure of any party to enforce any of the provisions of this Agreement shall in no way be construed as a waiver of such provisions and shall not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

Section 3.3   Severability. If any provision of this Agreement shall be declared by any court of competent jurisdiction to be illegal, void or unenforceable, all other provisions of this Agreement shall not be affected and shall remain in full force and effect.

Section 3.4   Entire Agreement. Except as otherwise expressly set forth herein, this Agreement embodies the complete agreement and understanding among the parties hereto with respect to the subject matter hereof and supersedes and preempts any prior understandings, agreements or representations by or among the parties, written or oral, that may have related to the subject matter hereof in any way.

Section 3.5   Successors and Assigns. Neither this Agreement nor any right or obligation hereunder is assignable in whole or in part by any party without the prior written consent of (a) the Company, in the case of an assignment by any Shareholder and (b) the Holders' Representative, in the case of an assignment by the Company; provided that all of the rights, interests and obligations hereunder of any holder of Registrable Securities shall bind and inure to the benefit of any subsequent holder of Registrable Securities and, without limiting the foregoing, whether or not any express assignment has been made, the provisions of this Agreement which are for the benefit of purchasers or holders of Registrable Securities are also for the benefit of, and enforceable by, any subsequent holder of Registrable Securities. This Agreement will be binding upon and inure solely to the benefit of each party and its successors and permitted assigns and nothing in this Agreement, express or implied, is intended to or will confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

Section 3.6   Counterparts; Execution by Facsimile Signature. This Agreement may be executed in two or more counterparts, each of which will be deemed to be an original, but all of which will constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or scanned pages will be effective as delivery of a manually executed counterpart to this Agreement.

Section 3.7   Remedies.

(a)   Each party hereto acknowledges that a holder of Registrable Securities would be irreparably harmed and monetary damages would not be an adequate remedy in the event that any of the covenants or agreements in this Agreement is not performed in accordance with its terms, and it is therefore agreed that, in addition to and without limiting any other remedy or right it may have, the non-breaching party will have the right to seek and obtain an injunction, temporary restraining order or

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other equitable relief in any court of competent jurisdiction enjoining any such breach or threatened breach and enforcing specifically the terms and provisions hereof. Each party hereto agrees not to oppose the granting of such relief in the event a court determines that such a breach has occurred, and to waive any requirement for the securing or posting of any bond in connection with such remedy.

(b)   All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

Section 3.8   Notices. All notices, requests, claims, demands and other communications hereunder will be in writing and will be given (and will be deemed to have been duly given upon receipt) by delivery in person, by facsimile (subject to non-automated confirmation of receipt), e-mail (subject to non-automated confirmation of receipt), or by registered or certified mail (postage prepaid, return receipt requested) to the other parties as follows:

If to the Company:

Winnebago Industries, Inc.
605 West Crystal Lake Road
Forest City, IA 50436
Attn: President and Chief Executive Officer; General Counsel
Facsimile: (641) 585-6806
E mail: mhappe@winnebagoind.com and sfolkers@winnebagoind.com

with a copy (which shall not constitute notice) to:

Lindquist & Vennum LLP
4200 IDS Center
80 South 8th Street
Minneapolis, MN 55402
Attn: Jonathan B. Levy, Esq.
Fax: (612) 371-3207
E-mail: jlevy@lindquist.com

If to Shareholders or the Holders' Representative, to the respective addresses set forth in the Purchase Agreement.

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP
100 Federal Street, 34th Floor
Boston, Massachusetts 02110
Attn: Kevin J. Sullivan
Fax: (617) 772-8333
E-mail:kevin.sullivan@weil.com
        and

Barnes & Thornburg LLP
121 West Franklin Street, Suite 200

Elkhart, Indiana 46516
Attn: Scott Troeger
Fax: (574) 296-2535
E-mail:scott.troeger@btlaw.com
              and

Kirkland & Ellis LLP
300 North LaSalle St.
Chicago, Illinois 60654
Attn: Brian C. Van Klompenberg, P.C.
Fax: (312) 862-2200
E-mail:brian.vanklompenberg@kirkland.com

Section 3.9   Governing Law; Waiver of Jury Trial; Consent to Jurisdiction.

(a)   This Agreement will be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.

(b)   Each of the parties (i) submits to the exclusive jurisdiction of federal and state courts located in Delaware in any Action arising out of or relating to this Agreement, (ii) agrees that all claims in respect of such Action may be heard and determined in any such court and (iii) agrees not to bring any Action arising out of or relating to this Agreement in any other court. Each of the parties waives any defense of inconvenient forum to the maintenance of any Action so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. Each party agrees that service of summons and complaint or any other process that might be served in any Action may be made on such party by sending or delivering a copy of the process to the party to be served at the address of the party and in the manner provided for the giving of notices in Section 3.8. Nothing in this Section 3.9, however, will affect the right of any party to serve legal process in any other manner permitted by law. Each party agrees that a final, non-appealable judgment in any action so brought will be conclusive and may be enforced by suit on the judgment or in any other manner provided by law.

(c)   EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

Section 3.10   Effectiveness of Agreement. Notwithstanding the earlier execution and delivery of this Agreement, the effectiveness of this Agreement is conditioned on the Closing of the transactions contemplated by the Purchase Agreement. If the Closing shall occur, this Agreement shall become effective concurrently with the Closing on the Closing Date. If the Purchase Agreement is terminated for any reason in accordance therewith, this Agreement shall be null and void *ab initio*.

IN WITNESS WHEREOF, the parties hereto have executed this Registration Rights Agreement as of the date first written above.

WINNEBAGO INDUSTRIES, INC.

By: */s/ Michael J. Happe*
Name: Michael J. Happe
Its: President and Chief Executive Officer

SHAREHOLDERS:

SUMMIT PARTNERS GROWTH EQUITY
FUND VIII-A, L.P.

By: Summit Partners GE VIII, L.P.
Its: General Partner

By: Summit Partners GE VIII, LLC
Its: General Partner

By: */s/ Peter Y. Chung*
    Name: Peter Y. Chung
    Title: Member

SUMMIT PARTNERS GROWTH EQUITY
FUND VIII-B, L.P.

By: Summit Partners GE VIII, L.P.
Its: General Partner

By: Summit Partners GE VIII, LLC
Its: General Partner

By: */s/ Peter Y. Chung*
    Name: Peter Y. Chung
    Title: Member

SUMMIT PARTNERS ENTREPRENEUR
ADVISORS FUND I, L.P.

By: Summit Partners Entrepreneur Advisors
GP, LLC
Its: General Partner

By: Summit Master Company, LLC
Its: Sole Member

By: */s/ Peter Y. Chung*
    Name: Peter Y. Chung
    Title: Member

SUMMIT INVESTORS I, LLC

By: Summit Investors Management, LLC
Its: Managing Member

By: Summit Master Company, LLC
Its: Managing Member

By: */s/ Peter Y. Chung*
      Name: Peter Y. Chung
      Title: Member

SUMMIT INVESTORS I (UK), L.P.

By: Summit Investors Management, LLC
Its: General Partner

By: Summit Master Company, LLC
Its: Managing Member

By: */s/ Peter Y. Chung*
      Name: Peter Y. Chung
      Title: Member

SP GE BIII-B GD RV HOLDING, L.P.

By: Summit Partners GE VIII, L.P.
Its: General Partner

By: Summit Partners GE VIII, LLC
Its: General Partner

By: */s/ Peter Y. Chung*
      Name: Peter Y. Chung
      Title: Member

/s/ Donald Clark
Donald Clark

/s/ Ronald Fenech
Ronald Fenech

/s/ William Fenech
William Fenech

STANDSTILL AGREEMENT

THIS STANDSTILL AGREEMENT (this "**Agreement**"), dated as of October 2, 2016, is entered into by and between Summit Partners Growth Equity Fund VIII-A, L.P., Summit Partners Growth Equity Fund VIII-B, L.P., Summit Partners Entrepreneur Advisors Fund I, L.P., Summit Investors I, LLC, Summit Investors I (UK), L.P. and SP GE VIII-B GD RV Holdings, L.P. ("**Summit Group**") and Winnebago Industries, Inc., an Iowa corporation ("**Parent**"). Capitalized terms used but not defined in this Agreement shall have the respective meanings set forth in the Purchase Agreement (as defined below).

WHEREAS, unless otherwise provided herein, references herein to the Summit Group shall mean the members of such group jointly and severally;

WHEREAS, this Agreement is made by the undersigned pursuant to that certain Securities Purchase Agreement dated October 2, 2016 by and among Grand Design RV, LLC, Parent, Octavius Corporation, a Delaware corporation, the Summit Group and the other "Sellers" identified therein, and SP GE VIII-B GD RV Holdings, L.P. solely in its capacity as the Sellers' Representative thereunder (the "**Purchase Agreement**");

WHEREAS, pursuant to, and in accordance with, the Purchase Agreement, each member of the Summit Group will receive a portion of the Closing Stock Consideration on the Closing Date; and

WHEREAS, as a condition to the willingness of Parent to enter into the transactions described above, and as an inducement and in consideration thereof, Parent has required that the members of the Summit Group agree, and the members of the Summit Group have agreed, to enter into this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Certain Definitions.

(a) The terms "**Affiliate**" and "**Associate**" have the respective meanings set forth in Rule 12b-2 promulgated under the Exchange Act and shall include all persons that at any time during the term of this Agreement become Affiliates or Associates of any person referred to in this Agreement, it being understood that such terms shall not include any portfolio company of any member of the Summit Group or any of its Affiliates, or any corporation or other entity in which a member, limited partner, officer or employee of a member of the Summit Group or any of its Affiliates acts as a director or an officer.

(b) The terms "**beneficial owner**" and "**beneficial ownership**" shall have the respective meanings as set forth in Rule 13d-3 promulgated under the Exchange Act.

(c) The "**Standstill Period**" means as to each member of the Summit Group, the period from the Closing Date until the earlier of (i) the first anniversary of the Closing Date; and (ii) such date, if any, as the Summit Group, their Affiliates and any Group of which any of them are a member, taken collectively, cease to beneficially own at least five percent (5%) of the issued and outstanding Parent Stock.

(d)　The term "**Group**" shall have the meaning set forth in Section 13(d)(3) of the Exchange Act.

(e)　"**Parent Stock**" means the common stock, $0.50 par value per share, of Parent.

(f)　The terms "**person**" or "**persons**" shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature, including a Group.

(g)　"**SEC**" means the U.S. Securities and Exchange Commission.

(h)　The terms "**solicitation**," "**proxy**," and "**participant**" shall have the respective meanings ascribed to them under Rule 14a-1 promulgated under the Exchange Act or otherwise under Schedule 14A of under the Exchange Act.

2.　<u>Summit Group Standstill</u>. Each of the members of the Summit Group agrees that, except as expressly provided by this Agreement, during the Standstill Period, it will not, and it will cause each of such person's Affiliates, Associates or agents or other persons acting on its behalf not to:

(a)　(i) nominate any person for election at any meeting of shareholders of Parent or make a request of any director of Parent for such director's resignation or make a request of Parent to seek the resignation of any of its directors, (ii) submit any proposal for consideration at, or bring any other business before any meeting of shareholders of Parent, directly or indirectly, or (iii) initiate, encourage or participate in any "withhold" or similar campaign with respect to any meeting of shareholders, directly or indirectly;

(b)　form, join in or in any other way participate in a Group with respect to the Parent Stock (other than as members of the Summit Group or a Group consisting solely of members of the Summit Group, their Affiliates or Associates or any Group that may be deemed to exist or arise solely by virtue of this Agreement or the Registration Rights Agreement or the planning or consummation of transactions contemplated therein) or deposit any shares of Parent Stock in a voting trust or similar arrangement or subject any shares of Parent Stock to any voting agreement or pooling arrangement with any person other than other members of the Summit Group and their respective direct and indirect general partners and managing members;

(c)　solicit proxies or written consents of shareholders, or otherwise conduct any nonbinding referendum with respect to any shares of Parent Stock, or make, or in any way participate in, any solicitation of any proxy to vote, or advise, encourage or influence any person (except other members of the Summit Group and their respective direct and indirect general partners, managing members and registered investment advisers) with respect to voting, any shares of Parent Stock with respect to any matter, or become a participant in any solicitation, including any contested solicitation for the election of directors of Parent;

(d)　seek to call, or to request the call of, a special meeting of the shareholders of Parent, or seek to make, or make, a shareholder proposal at any meeting of the shareholders of Parent or make a request for a list of Parent's shareholders (or otherwise induce or encourage any other person to initiate such proposal or request) or otherwise acting alone, or in concert with others, seek to control or influence or change the management, Board of Directors, governance or policies of Parent;

(e)   effect or seek to effect (including, without limitation, by entering into any discussions, negotiations, agreements or understandings with any person), offer or propose (whether publicly or otherwise) to effect, or cause or participate in, or in any way instigate, support, encourage, assist or facilitate any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in (i) any acquisition of any material assets or businesses of Parent or any of its subsidiaries, (ii) any tender offer or exchange offer, merger, acquisition or other business combination involving Parent or any of its subsidiaries, or (iii) any recapitalization, change in capital structure, dividend or distribution, sale or transfer of assets or securities, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the capital structure of Parent or any of its subsidiaries; provided that this Section 2(e) shall not prohibit any member of the Summit Group from voting its Parent Stock at any meeting of the shareholders of Parent or from participating as a shareholder of Parent, on the same basis as other shareholders, in a transaction described in clauses (i), (ii) or (iii) approved by or recommended by the Board of Directors of Parent;

(f)   publicly disclose, or cause or facilitate the public disclosure (including without limitation the filing of any document or report with the SEC or any other governmental agency or any disclosure to any journalist, member of the media or securities analyst) of any intent, purpose, plan or proposal to obtain any waiver, or consent under, or any amendment of, any of the provisions of this Section 2, or otherwise seek in any manner that would require public disclosure by Parent or any of its Affiliates to obtain any waiver, consent under, or any amendment of, any provision of this Agreement;

(g)   advise, encourage, support or influence any person (except other members of the Summit Group and their respective direct and indirect general partners, managing members and registered investment advisers) with respect to any of the foregoing;

(h)   enter into any arrangements, understandings or agreements (whether written or oral) with, or advise, finance, assist or encourage, any other person for the purpose of engaging, or offering or proposing to engage, in any of the foregoing; or

(i)   take or cause or induce any other person to take any action inconsistent with any of the foregoing.

Notwithstanding the foregoing, nothing herein shall limit any member of the Summit Group's or any of their Affiliates' ability to purchase debt or equity securities directly from Parent (or the underwriters or placement agents thereof) or to participate in the syndication thereof. The provisions of this Section 2 will be of no further force and effect in the event that (I) any person or Group shall have acquired more than 50% of the outstanding voting equity securities of Parent or all or substantially all of the assets of Parent or (II) if Parent is subject to a voluntary proceeding or, if not dismissed within 30 days of filing, involuntary proceeding for bankruptcy, insolvency, reorganization or liquidation and dissolution.

3.   Representations and Warranties of Summit Group. Each member of the Summit Group, individually with respect to itself only, and not jointly and severally, hereby represents and warrants as follows:

(a)   The Parent Stock beneficially owned by such member of the Summit Group consists solely of the Closing Stock Consideration issued to the Summit Group at the Closing and assuming the accuracy of the representations and warranties, and compliance with the agreements, of Parent pursuant to the Purchase Agreement such Parent Stock is free and clear of all liens, pledges, security interests, charges, claims, encumbrances, agreements, options, voting trusts, proxies and other arrangements or restrictions of any kind, other than those imposed by this Agreement ("**Encumbrances**"). An investment committee of Summit Partners, L.P. as an indirect member of the general partner and registered investment adviser of each member of the Summit Group has voting and dispositive power (together with each member of the Summit Group and its member or general partner) over all of the Parent Stock beneficially owned by such member of the Summit Group, and, in accordance with such member of the Summit Group's organizational documents, such member has power and authority to agree to all of the matters set forth in this Agreement, with no limitations, qualification or restrictions on such rights, subject to applicable federal securities laws and the terms of this Agreement. The members of the Summit Group shall reflect such shared beneficial ownership in a Schedule 13D to be filed in accordance with Section 4 hereof.

(b)   Other than the Closing Stock Consideration issued to the Summit Group at the Closing, such member of the Summit Group does not have, and does not have any right to acquire, any interest in any Parent Stock or other securities of Parent or any rights, options or other securities convertible into or exercisable or exchangeable (whether or not convertible, exercisable or exchangeable immediately or only after the passage of time or the occurrence of a specified event) for such securities or any obligations measured by the price or value of any securities of Parent, including any swaps or other derivative arrangements designed to produce economic benefits and risks that correspond to the ownership of Parent Stock, whether or not any of the foregoing would give rise to beneficial ownership and whether or not to be settled by delivery of Parent Stock, payment of cash or by other consideration, and without regard to any short position under any such contract or arrangement.

4.   <u>Communications and Filings</u>. Each member of the Summit Group shall promptly file a Schedule 13D reporting ownership of the Parent Stock and the entry into this Agreement, responding to applicable items to conform to their obligations hereunder, and appending or incorporating by reference this Agreement as an exhibit thereto. The Summit Group shall provide to Parent a reasonable opportunity to review such Schedule 13D in advance of filing, and shall consider in good faith any reasonable comments of Parent. Each member of the Summit Group does not, by entering into this Agreement or the Registration Rights Agreement, admit that such member is a member of any Group (other than the Summit Group) with respect to Parent Stock.

5.   <u>Incorporation of Purchase Agreement Provisions</u>. The provisions of Section 10.5 (Notices), Section 10.7 (Governing Law), Section 10.9 (Interpretation), Section 10.12 (Severability), Section 10.13 (Counterparts; Facsimile Signatures), Section 10.15 (Waiver of Jury Trial), Section 10.16 (Jurisdiction and Venue) and Section 10.17 (Specific Performance) of the Purchase Agreement shall apply to this Agreement as if fully set forth herein, *mutatis mutandis*.

6.   <u>Successor and Assigns</u>. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, legal successors, executors, legal representatives, and permitted assigns. No party may assign any of its rights or obligations hereunder without the prior written consent of the other parties hereto. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any person (other than, in the case of Parent, their respective successors and assigns and, in the case of the Summit Group,

the members of the Summit Group and their respective successors, assigns, heirs, executors and administrators) any rights, remedies, obligations or liabilities under or by reason of this Agreement.

7.   Amendment and Modification; Waiver. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by the parties hereto. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. Parent alone may waive any restriction set forth in Section 2 of this Agreement with respect to any member of the Summit Group without the consent of other members of the Summit Group and such waiver need not apply to other members of the Summit Group. Except as otherwise set forth in this Agreement, no failure to exercise, or delay in exercising, any rights, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

8.   Entire Agreement. This Agreement constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter.

9.   Effectiveness of this Agreement. Notwithstanding the earlier execution and delivery of this Agreement, the effectiveness of this Agreement is conditioned on the Closing of the transactions contemplated by the Purchase Agreement. If the Closing shall occur, this Agreement shall become effective concurrently with the Closing on the Closing Date. If the Purchase Agreement is terminated for any reason in accordance therewith, this Agreement shall be null and void *ab initio*.

IN WITNESS WHEREOF, the parties hereto have executed this Standstill Agreement on the date first written above.

Winnebago Industries, Inc.

By: _/s/ Michael J. Happe_
Name: Michael J. Happe
Its: President and Chief Executive Officer

Summit Group:

SUMMIT PARTNERS GROWTH EQUITY
FUND VIII-A, L.P.

By: Summit Partners GE VIII, L.P.
Its: General Partner

By: Summit Partners GE VIII, LLC
Its: General Partner

By: */s/ Peter Y. Chung*
    Name: Peter Y. Chung
    Title: Member

SUMMIT PARTNERS GROWTH EQUITY
FUND VIII-B, L.P.

By: Summit Partners GE VIII, L.P.
Its: General Partner

By: Summit Partners GE VIII, LLC
Its: General Partner

By: */s/ Peter Y. Chung*
    Name: Peter Y. Chung
    Title: Member

SUMMIT PARTNERS ENTREPRENEUR
ADVISORS FUND I, L.P.

By: Summit Partners Entrepreneur Advisors
GP, LLC
Its: General Partner

By: Summit Master Company, LLC
Its: Sole Member

By: */s/ Peter Y. Chung*
    Name: Peter Y. Chung
    Title: Member

SUMMIT INVESTORS I, LLC

By: Summit Investors Management, LLC
Its: Managing Member

By: Summit Master Company, LLC
Its: Managing Member

By: */s/ Peter Y. Chung*
      Name: Peter Y. Chung
      Title: Member

SUMMIT INVESTORS I (UK), L.P.

By: Summit Investors Management, LLC
Its: General Partner

By: Summit Master Company, LLC
Its: Managing Member

By: */s/ Peter Y. Chung*
      Name: Peter Y. Chung
      Title: Member

SP GE BIII-B GD RV HOLDING, L.P.

By: Summit Partners GE VIII, L.P.
Its: General Partner

By: Summit Partners GE VIII, LLC
Its: General Partner

By: */s/ Peter Y. Chung*
      Name: Peter Y. Chung
      Title: Member

STANDSTILL AGREEMENT

THIS STANDSTILL AGREEMENT (this "**Agreement**"), dated as of October 2, 2016 (the "**Closing Date**"), is entered into by and among each of the undersigned investors named on the signature page hereof (each individually, an "**Investor**" and collectively the "**Investors**" or "**Investor Group**") and Winnebago Industries, Inc., an Iowa corporation ("**Parent**"). Capitalized terms used but not defined in this Agreement shall have the respective meanings set forth in the Purchase Agreement (as defined below).

WHEREAS, unless otherwise provided herein, references herein to the Investor Group shall mean the members of such group jointly and severally;

WHEREAS, this Agreement is made by the undersigned pursuant to that certain Securities Purchase Agreement dated October 2, 2016 by and among Grand Design RV, LLC, Parent, Octavius Corporation, a Delaware corporation, the Investors and the other "Sellers" identified therein, and SP GE VIII-B GD RV Holdings, L.P. solely in its capacity as the Sellers' Representative thereunder (the "**Purchase Agreement**");

WHEREAS, pursuant to, and in accordance with, the Purchase Agreement, each Investor will receive a portion of the Closing Stock Consideration on the Closing Date; and

WHEREAS, as a condition to the willingness of Parent to enter into the transactions described above, and as an inducement and in consideration thereof, Parent has required that the Investors each agree, and the Investors have agreed, to enter into this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.   Certain Definitions.

(a)   The terms "**Affiliate**" and "**Associate**" have the respective meanings set forth in Rule 12b-2 promulgated under the Exchange Act and shall include all persons that at any time during the term of this Agreement become Affiliates or Associates of any person referred to in this Agreement.

(b)   The terms "**beneficial owner**" and "**beneficial ownership**" shall have the respective meanings as set forth in Rule 13d-3 promulgated under the Exchange Act.

(c)   The "**Standstill Period**" means as to each Investor, the period from the Closing Date until the earlier of (i) the first anniversary of the Closing Date; and (ii) such date, if any, as the Investor Group, their Affiliates and any Group of which any of them are a member, taken collectively, cease to beneficially own at least five percent (5%) of the issued and outstanding Parent Stock.

(d)   The term "**Group**" shall have the meaning set forth in Section 13(d)(3) of the Exchange Act.

(e)   "**Parent Stock**" means the common stock, $0.50 par value per share of Parent.

(f)   The terms "**person**" or "**persons**" shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature, including a Group.

(g)   "**SEC**" means the U.S. Securities and Exchange Commission.

(h)   The terms "**solicitation**," "**proxy**," and "**participant**" shall have the respective meanings ascribed to them under Rule 14a-1 promulgated under the Exchange Act or otherwise under Schedule 14A of under the Exchange Act.

2.   <u>Investors Standstill</u>. Each of the members of the Investor Group agrees that, except as expressly provided by this Agreement, during the Standstill Period, he will not, and he will cause each of such person's Affiliates, Associates or agents or other persons acting on his behalf not to:

(a)   (i) nominate any person for election at any meeting of shareholders of Parent or make a request of any director of Parent for such director's resignation or make a request of Parent to seek the resignation of any of its directors, (ii) submit any proposal for consideration at, or bring any other business before any meeting of shareholders of Parent, directly or indirectly, or (iii) initiate, encourage or participate in any "withhold" or similar campaign with respect to any meeting of shareholders, directly or indirectly;

(b)   form, join in or in any other way participate in a Group with respect to the Parent Stock (other than as members of the Investor Group or a Group consisting solely of members of the Investor Group, their Affiliates or Associates or any Group that may be deemed to exist or arise solely by virtue of this Agreement or the Registration Rights Agreement or the planning or consummation of transactions contemplated therein) or deposit any shares of Parent Stock in a voting trust or similar arrangement or subject any shares of Parent Stock to any voting agreement or pooling arrangement with any person other than any of the Investors;

(c)   solicit proxies or written consents of shareholders, or otherwise conduct any nonbinding referendum with respect to any shares of Parent Stock, or make, or in any way participate in, any solicitation of any proxy to vote, or advise, encourage or influence any person with respect to voting, any shares of Parent Stock with respect to any matter, or become a participant in any solicitation, including any contested solicitation for the election of directors of Parent;

(d)   seek to call, or to request the call of, a special meeting of the shareholders of Parent, or seek to make, or make, a shareholder proposal at any meeting of the shareholders of Parent or make a request for a list of Parent's shareholders (or otherwise induce or encourage any other person to initiate such proposal or request) or otherwise acting alone, or in concert with others, seek to control or influence or change the management, Board of Directors, governance or policies of Parent;

(e)   effect or seek to effect (including, without limitation, by entering into any discussions, negotiations, agreements or understandings with any person), offer or propose (whether publicly or otherwise) to effect, or cause or participate in, or in any way instigate, support, encourage, assist or facilitate any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in (i) any acquisition of any material assets or businesses of Parent or any of its subsidiaries, (ii) any tender offer or exchange offer, merger, acquisition or other business combination involving Parent or any of its subsidiaries, or (iii) any recapitalization, change in capital structure, dividend or

2

distribution, sale or transfer of assets or securities, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the capital structure of Parent or any of its subsidiaries; provided that this Section 2(e) shall not prohibit any member of the Investor Group from voting his Parent Stock at any meeting of the shareholders of Parent or from participating as a shareholder of Parent, on the same basis as other shareholders, in a transaction described in clauses (i), (ii) or (iii) approved by or recommended by the Board of Directors of Parent.

(f)   publicly disclose, or cause or facilitate the public disclosure (including without limitation the filing of any document or report with the SEC or any other governmental agency or any disclosure to any journalist, member of the media or securities analyst) of any intent, purpose, plan or proposal to obtain any waiver, or consent under, or any amendment of, any of the provisions of this Section 2, or otherwise seek in any manner that would require public disclosure by Parent or any of its Affiliates to obtain any waiver, consent under, or any amendment of, any provision of this Agreement;

(g)   advise, encourage, support or influence any person (except other members of the Investor Group) with respect to any of the foregoing;

(h)   enter into any arrangements, understandings or agreements (whether written or oral) with, or advise, finance, assist or encourage, any other person for the purpose of engaging, or offering or proposing to engage, in any of the foregoing; or

(i)   take or cause or induce any other person to take any action inconsistent with any of the foregoing.

The provisions of this Section 2 will be of no further force and effect in the event that (I) any person or Group shall have acquired more than 50% of the outstanding voting equity securities of Parent or all or substantially all of the assets of Parent or (II) if Parent is subject to a voluntary proceeding or, if not dismissed within 30 days of filing, involuntary proceeding for bankruptcy, insolvency, reorganization or liquidation and dissolution.

3.   Representations and Warranties of Investor Group. Each member of the Investor Group, individually with respect to itself only, and not jointly and severally, hereby represents and warrants as follows:

(a)   The Parent Stock beneficially owned by such member consists solely of the Closing Stock Consideration issued to the such member at the Closing and assuming the accuracy of the representations and warranties, and compliance with the agreements, of Parent pursuant to the Purchase Agreement such Parent Stock is free and clear of all liens, pledges, security interests, charges, claims, encumbrances, agreements, options, voting trusts, proxies and other arrangements or restrictions of any kind, other than those imposed by this Agreement or the Lock-Up Agreement ("**Encumbrances**"). Such party has sole voting and dispositive power over all of the Parent Stock beneficially owned by him, and sole power and authority to agree to all of the matters set forth in this Agreement, with no limitations, qualification or restrictions on such rights, subject to applicable federal securities laws and the terms of this Agreement.

(b)   Other than the Closing Stock Consideration issued to such Investor at the Closing, such member does not have, and does not have any right to acquire, any interest in any Parent Stock or other securities of Parent or any rights, options or other securities convertible into or exercisable or exchangeable (whether or not convertible, exercisable or exchangeable immediately or only after the passage of time or the occurrence of a specified event) for such securities or any obligations measured by the price or value of any securities of Parent, including any swaps or other derivative arrangements designed to produce economic benefits and risks that correspond to the ownership of Parent Stock, whether or not any of the foregoing would give rise to beneficial ownership and whether or not to be settled by delivery of Parent Stock, payment of cash or by other consideration, and without regard to any short position under any such contract or arrangement.

4.   Communications and Filings. Each member of the Investor Group shall promptly file (and may choose to file collectively) a Schedule 13D reporting ownership of the Parent Stock and the entry into this Agreement, responding to applicable items to conform to their obligations hereunder, and appending or incorporating by reference this Agreement as an exhibit thereto. Investor shall provide to Parent a reasonable opportunity to review such Schedule 13D in advance of filing, and shall consider in good faith any reasonable comments of Parent. Notwithstanding the foregoing, nothing in this Agreement shall require any member of the Investor Group to report beneficial ownership of Parent Stock beneficially owned by any other member of the Investor Group. Each member of the Investor Group does not, by entering into this Agreement, admit that such member is a member of any Group with respect to Parent Stock.

5.   Not Applicable to Bona Fide Management Activities. Notwithstanding any other provision of this Agreement, nothing in this Agreement restricts in any way any action or omission taken in good faith by an individual Investor solely in his capacity as a director or executive officer of Parent or any of its subsidiaries and not as a shareholder of Parent.

6.   Incorporation of Purchase Agreement Provisions. The provisions of Section 10.5 (Notices), Section 10.7 (Governing Law), Section 10.9 (Interpretation), Section 10.12 (Severability), Section 10.13 (Counterparts; Facsimile Signatures), Section 10.15 (Waiver of Jury Trial), Section 10.16 (Jurisdiction and Venue) and Section 10.17 (Specific Performance) of the Purchase Agreement shall apply to this Agreement as if fully set forth herein, *mutatis mutandis*.

7.   Successor and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, legal successors, executors, legal representatives, and permitted assigns. No party may assign any of its rights or obligations hereunder without the prior written consent of the other parties hereto. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any person (other than, in the case of Parent, their respective successors and assigns and, in the case of the Investor Group, the members of the Investor Group and their respective successors, assigns, heirs, executors and administrators) any rights, remedies, obligations or liabilities under or by reason of this Agreement.

8.   Amendment and Modification; Waiver. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by the parties hereto. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. Parent alone may waive any restriction set forth in Section 2 of this Agreement with respect to any member of the Investor Group without the consent of other members of the Investor Group and such waiver need not apply to other members of the Investor Group. Except as otherwise set forth in this Agreement, no failure to exercise, or delay in exercising, any rights, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial

exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

9.   <u>Entire Agreement</u>. This Agreement constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter.

11.   <u>Effectiveness of this Agreement</u>. Notwithstanding the earlier execution and delivery of this Agreement, the effectiveness of this Agreement is conditioned on the Closing of the transactions contemplated by the Purchase Agreement. If the Closing shall occur, this Agreement shall become effective concurrently with the Closing on the Closing Date. If the Purchase Agreement is terminated for any reason in accordance therewith, this Agreement shall be null and void *ab initio*.

IN WITNESS WHEREOF, the parties hereto have executed this Standstill Agreement on the date first written above.

Winnebago Industries, Inc.

By: _/s/ Michael J. Happe_____
Name: Michael J. Happe
Its: President and Chief Executive Officer

Each Member of the Investor Group:

_/s/ Donald Clark_____
Donald Clark

_/s/ Ronald Fenech_____
Ronald Fenech

_/s/ William Fenech_____
William Fenech

LOCK-UP LETTER AGREEMENT

October 2, 2016

Winnebago Industries, Inc.
605 West Crystal Lake Road
Forest City, Iowa 50436

      Re: Shares of Winnebago Industries, Inc.

Ladies and Gentlemen:

This letter agreement (this "Agreement") is made by the undersigned pursuant to that certain Securities Purchase Agreement dated October 2, 2016 by and among Grand Design RV, LLC, Winnebago Industries, Inc., an Iowa corporation ("Parent"), Octavius Corporation, a Delaware corporation, the "Sellers" identified therein, and SP GE VIII-B GD RV Holdings, L.P. solely in its capacity as the Sellers' Representative thereunder (the "Purchase Agreement"). Capitalized terms used but not defined in this Agreement shall have the respective meanings set forth in the Purchase Agreement.

Pursuant to the Purchase Agreement, the undersigned will receive a portion of the Closing Stock Consideration on the Closing Date. In recognition of the benefits that the Purchase Agreement will confer upon the undersigned, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees with Parent that:

1.   <u>Definitions</u>. As used in this Agreement, the following capitalized terms have the following respective meanings:

     a.   "<u>Immediate Family</u>" shall mean any relationship by blood, marriage or adoption, not more remote than first cousin.

     b.   "<u>Lock-Up Shares</u>" shall mean the Closing Stock Consideration issued to the undersigned at the Closing and any shares of capital stock of Parent issued (or issuable upon the conversion or exercise of any warrant, right or other security which is issued) by Parent as a dividend or other distribution with respect to, or in exchange for or in replacement of, such Closing Stock Consideration.

     c.   "<u>Restricted Period</u>" shall mean the period of time from and after the Closing Date until the one (1) year anniversary of the Closing Date.

     d.   "<u>Transfer</u>" shall mean (i) any direct or indirect sale, assignment, disposition or other transfer, either voluntary or involuntary, of any capital stock or interest in any capital stock or (ii) in respect of any capital stock or interest in any capital stock, to enter into any swap or other agreement, transaction or series of transactions, in each case that has an exercise or conversion privilege or a settlement or payment mechanism determined with reference to, or derived from the value of, the capital stock of Parent and that hedges or transfers, in whole or in part, directly or indirectly, the economic consequences of such capital stock or interest in such capital stock, whether any such transaction, swap or series

1

of transactions is to be settled by delivery of securities, in cash or otherwise; provided, that no Transfer shall be deemed to have occurred as a result of the entry into, modification of or existence of any bona fide pledge of the Lock-Up Shares in connection with a secured borrowing transaction, the pledgee with respect to which is a financial institution in the business of engaging in secured lending and similar transactions and which has entered into such transaction in the ordinary course of business.

2. <u>Restriction</u>. During the Restricted Period, the undersigned will not, without the prior written consent of Parent, Transfer any of the Lock-Up Shares.

3. <u>Full Shareholder Rights</u>. Nothing in this Agreement limits the rights of the undersigned as a shareholder of Parent, including, but not limited to, the right to vote and receive dividends on the Lock-Up Shares.

4. <u>Exceptions</u>. Notwithstanding Section 2, the undersigned may Transfer the Lock-Up Shares during the Restricted Period with the prior written consent of Parent or may Transfer the Lock-Up Shares without Parent's consent: (i) as a bona fide gift or gifts, (ii) to any trust or family limited partnership or similar entity for the direct or indirect benefit of the undersigned and/or the Immediate Family of the undersigned and/or bona fide charities, or (iii) (a) if the undersigned is a corporation, the corporation may Transfer the Lock-Up Shares to any wholly owned subsidiary or stockholder of the undersigned; (b) if the undersigned is a partnership or limited partnership, the partnership or limited partnership may Transfer the Lock-Up Shares to its partners or limited partners, as the case may be; and (c) if the undersigned is a limited liability company, the limited liability company may Transfer the Lock-Up Shares to its members; *provided, however*, that in the case of any such Transfer, it shall be a condition to the Transfer that (A) the donee, trustee, general partner of the family limited partnership, shareholder, partner, limited partner, member or other transferee agree to be bound in writing by the restrictions set forth herein; (B) such transferee shall execute an agreement stating that the transferee is receiving and holding the Lock-Up Shares subject to the provisions of this Agreement; and (C) there shall be no further Transfer of such Lock-Up Shares by such transferee except in accordance with this Agreement.

5. <u>Transfers in Violation</u>. Any Transfer or attempted Transfer of Lock-Up Shares in violation of this Agreement shall, to the fullest extent permitted by law, be null and void ab initio, and Parent shall not, and shall instruct its transfer agent and other third parties not to, record or recognize any such purported transaction on the share register of Parent.

6. <u>Implementation of Restrictions</u>. The undersigned agrees and consents to the entry of stop transfer instructions with Parent's transfer agent and registrar against the Transfer of the Lock-Up Shares, except in compliance with this Agreement. In furtherance of the foregoing, Parent and its transfer agent are hereby authorized to decline to make any Transfer of securities if such Transfer would constitute a violation or breach of this Agreement. Additionally, Parent's transfer agent is hereby authorized to note the restrictions against Transfer of the Lock-Up Shares of this Agreement in its book entry records and, if any of the Lock-Up Shares are issued in certificated form, Parent's transfer agent is authorized to place a legend upon such certificate stating the restrictions of this Agreement.

7. <u>Incorporation of Purchase Agreement Provisions</u>. The provisions of Section 10.5 (Notices), Section 10.7 (Governing Law), Section 10.9 (Interpretation), Section 10.12 (Severability), Section 10.13 (Counterparts; Facsimile Signatures), Section 10.15 (Waiver of Jury Trial), Section 10.16 (Jurisdiction and Venue) and Section 10.17 (Specific Performance) of the Purchase Agreement shall apply to this Agreement as if fully set forth herein, *mutatis mutandis*.

8. <u>Authority; Assigns</u>. The undersigned represents and warrants that the undersigned has full power and authority to enter into this Agreement and sole power and authority to agree to all of the matters set forth in this Agreement, with no limitations, qualification or restrictions on such rights, subject to applicable federal securities laws and the terms of this Agreement. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, successors, executors, legal representatives, and permitted assigns. The undersigned may not assign any of its rights or obligations hereunder without the prior written consent of Parent.

9. <u>Amendment and Modification; Waiver</u>. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by the parties hereto. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. Except as otherwise set forth in this Agreement, no failure to exercise, or delay in exercising, any rights, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

10. <u>Entire Agreement</u>. This Agreement constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter.

11. <u>Effectiveness of this Agreement</u>. Notwithstanding the earlier execution and delivery of this Agreement, the effectiveness of this Agreement is conditioned on the Closing of the transactions contemplated by the Purchase Agreement. If the Closing shall occur, this Agreement shall become effective concurrently with the Closing on the Closing Date. If the Purchase Agreement is terminated for any reason in accordance therewith, this Agreement shall be null and void *ab initio*.

Very truly yours,

/s/ Donald Clark
Donald Clark

/s/ Ronald Fenech
Ronald Fenech

/s/ William Fenech
William Fenech

CONSULTING AGREEMENT

THIS CONSULTING AGREEMENT ("Agreement") is made and entered as of October 2, 2016, by and between Winnebago Industries, Inc., (the "Parent Company"), and Ron Fenech ("Fenech").

WHEREAS, Fenech is a director and founder of Grand Design RV, LLC ("Grand Design") and possesses certain unique skills, talents, contacts, judgment and knowledge of Grand Design's business, strategies and objectives; and

WHEREAS, pursuant to that certain Securities Purchase Agreement dated as of October 2, 2016, the Parent Company or its affiliate intends to acquire all of the equity interests of Grand Design, and pursuant to such transaction Grand Design will become a wholly-owned direct or indirect subsidiary of Parent Company; and

WHEREAS, following the closing of the transaction contemplated by the Securities Purchase Agreement, Parent Company desires to retain Fenech in the capacity and on the terms and conditions hereinafter set forth, and Fenech has agreed to accept such terms and conditions;

NOW, THEREFORE, in consideration of the premises and the mutual promises hereinafter contained, the parties hereto agree as follows:

1.   Scope of Work as Consultant.

1.1   Upon the closing of the Securities Purchase Agreement, Fenech shall be engaged by the Parent Company and Grand Design as a consultant to provide services ("Consulting Services") to the Parent Company and Grand Design, reporting to the Parent Company Chief Executive Officer, performing such duties and responsibilities as may mutually be agreed upon by Fenech and the Parent Company's Chief Executive Officer in the areas of assisting in the integration of Grand Design's business into the Parent Company's operations, advice on the strategic direction of Grand Design, serving as a goodwill ambassador and advocate for the Parent Company and Grand Design both internally and externally, advising and assisting the Parent Company in all areas of its business as Parent Company Chief Executive Officer determines and other related matters as may mutually be agreed upon by Fenech and Parent Company's Chief Executive Officer. Such duties may be fulfilled in person or by telephonic or other electronic means as may be mutually determined by Fenech and Parent Company's Chief Executive Officer. It being understood and agreed that to the extent any scope of work described in this Section 1.1 requires mutual agreement between Fenech and Parent Company Chief Executive Officer, and Parent Company Chief Executive Officer and Fenech cannot mutually agree as to the matters in this Section 1.1 that require mutual agreement, then Parent Company may withhold monthly fees due Fenech under Section 3 below until Fenech and the Parent Company Chief Executive Officer resolve such differences.

1.2   Fenech will devote such time, attention, skill and energy to the Parent Company and Grand Design as may be reasonably required to perform the Consulting Services for the Parent Company and Grand Design during the Consulting Period (as defined in Section 2 of this Agreement). Fenech shall be available at mutually agreeable times at the request of the Parent Company to perform the Consulting Services and such availability may include, to the extent mutually agreed upon by Fenech and Parent Company's Chief Executive Officer personal appearances, meetings and other events at mutually agreed upon times and locations, and such times and events may be outside of customary business hours depending on the event. Fenech warrants and represents to the Parent Company that he has no contractual commitments that would restrict or limit his performance of the Consulting Services set forth in this Agreement, and will not undertake any such contractual prohibitions in the future during the Consulting Period. Notwithstanding the foregoing, it is understood that Fenech shall not be required, expected or obligated to provide more than ten (10) hours per week on average in performing the Consulting Services hereunder. It being understood and agreed that to the extent any scope of work described in this Section 1.2 requires mutual agreement between Fenech and Parent Company Chief Executive Officer, and Fenech and Parent Company Chief Executive Officer cannot mutually agree as to any of the matters in this Section 1.2 that require mutual agreement, then the Parent Company may withhold monthly fees due Fenech under Section 3 below until Fenech and the Parent Company Chief Executive Officer resolve such differences.

1.3   In order for Fenech to perform the Consulting Services described in Sections 1.1 and 1.2 above, it will be necessary for the Parent Company and Grand Design to provide Fenech with Confidential Information (as defined below) regarding the Parent Company and Grand Design's business and products. The Parent Company and Grand Design will rely heavily upon Fenech's integrity and prudent judgment to use this information only in the best interests of the Parent Company and Grand Design.

1.4   Fenech agrees that he may not subcontract the Consulting Services or use the service of any other person, entity or organization in the performance of its duties hereunder.

1.5   Fenech is an independent contractor for the Parent Company and Grand Design for the purposes of performing these Consulting Services, and is not an employee, partner, or co-venturer of, or in any other service relationship with the Parent Company, Grand Design or their affiliates.

1.7   Fenech shall be solely responsible for all payroll taxes arising from compensation and other amounts paid to him under this Agreement for these Consulting Services, including, without limitation, state or federal income tax or for FICA taxes. Neither federal, nor state, nor local income tax, nor payroll tax of any kind, shall be withheld or paid by the Parent Company or Grand Design on behalf of Fenech for the performance of Consulting Services.

1.8   Fenech will not be eligible for, and shall not participate in, any social security or unemployment compensation or any employee pension, health, welfare, or other fringe benefit plan of the Parent Company or Grand Design as an independent contractor and for performing the Consulting Services.

1.9   No worker's compensation insurance shall be obtained by Parent Company or Grand Design covering Fenech during the Term of this Agreement.

2.   Consulting Period; Termination. The Consulting Services shall commence on the Effective Date, defined as the date the sale of Grand Design to the Parent Company closes pursuant to the Securities Purchase Agreement, hereof and shall continue for a period of one year (the "Consulting Period"). It being understood and agreed that if the Securities Purchase Agreement is terminated prior to closing, this Agreement shall be terminated and have no effect. Prior to the end of the Consulting Period, the parties may agree to extend the term of this Agreement for one additional year on same terms and conditions as set forth in this Agreement. Either party may terminate this Agreement upon thirty (30) days written notice to the other party. Upon effectiveness of termination, the obligations of the parties hereunder shall cease other than those obligations that survive termination of this Agreement.

3.   Fee and Expenses. For Consulting Services performed by Fenech, the Parent Company shall pay Fenech a fee equal of Two Hundred Thousand and 00/100 dollars ($200,000.00) payable in equal

monthly installments. If this Agreement has not been terminated prior to the end of the Consulting Period, then unless the Company has determined that Fenech has not complied with the provisions of this Agreement, Fenech shall be entitled to an additional payment of One Hundred Thousand and 00/100 dollars ($100,000) within 10 days of the one-year anniversary of the Agreement. If this Agreement is extended for an additional one-year term, Fenech will be entitled to an additional fee of $200,000 payable in equal monthly installments and an additional $100,000 within 10 days of the second anniversary of this Agreement, unless at the end of the additional one-year period, the Parent Company has determined that Fenech has not complied with the terms of the Agreement in the second year. Fenech will provide to the Parent Company documentation as requested by the Parent Company to support the fee for services, including a description of the Consulting Services performed on behalf of the Parent Company and the time spent in performing the Consulting Services. If in rendering Consulting Services under this Agreement, Fenech is required to travel, the Parent Company will pay for Fenech's expenses associated with these business trips, and for other reasonable expenses incurred at the request of the Parent Company, upon submitting receipts and an invoice to the Parent Company verifying costs and expenses incurred by Fenech, subject to review by the Parent Company and the reasonableness of the costs and expenses.

4.   Confidential Information.

4.1   Definition. "Confidential Information" means information regarding the Parent Company or its other subsidiaries or affiliates, Grand Design and its affiliates and subsidiaries not generally known and proprietary to the Parent Company or its subsidiary, or Grand Design, or to a third party for whom the Parent Company is performing work, including, without limitation, information concerning any patents or trade secrets, confidential or secret designs, infomercial sources, media outlets, pricing, processes, formulae, source codes, plans, devices or material, research and development, proprietary software, analysis, techniques, materials or designs (whether or not patented or patentable), directly or indirectly useful in any aspect of the business of the Parent Company, Grand Design or any subsidiary or any vendor names, customer and supplier lists, databases, management systems and sales and marketing plans of the Parent Company, Grand Design or any subsidiary or any confidential secret development or research work of the Parent Company, Grand Design or any subsidiary or any other confidential information or proprietary aspects of the business of the Parent Company, Grand Design or any subsidiary. All information which Fenech acquires or becomes acquainted with during the period of the Consulting Services with the Parent Company or Grand Design or any subsidiary of Parent Company or Grand Design, whether developed by Fenech or by others which Fenech has a reasonable basis to believe to be Confidential Information, or which is treated by the Parent Company, Grand Design or a subsidiary of Parent Company or Grand Design as being Confidential Information, shall be presumed to be Confidential Information.

4.2   Confidentiality Covenant. Except as permitted or directed by the Parent Company, Grand Design or a subsidiary of Parent Company or Grand Design, Fenech shall not, either while performing Consulting Services for the Parent Company, Grand Design or a subsidiary of Parent Company or Grand Design, or for five (5) years following termination of the Consulting Period, divulge, furnish or make accessible to anyone or use in any way (other than in the ordinary course of the business of the Parent Company or Grand Design) any Confidential Information. Fenech acknowledges that the Confidential Information constitutes a unique and valuable asset of the Parent Company and Grand Design, and represents a substantial investment of time and expense by the Parent Company, and that any disclosure or other use of such Confidential Information other than for the sole benefit of the Parent Company or Grand Design would be wrongful and would cause irreparable harm to the Parent Company and Grand Design. Both during and after the Consulting Period under this Agreement, Fenech will refrain from any acts or omissions that would reduce the value of such knowledge or information to the Parent Company or Grand Design or their subsidiaries.

5.   Miscellaneous.

5.1   Complete Agreement.   Parent Company, Grand Design and Fenech hereby acknowledge that there are no other agreements regarding Fenech's consulting relationship with the Parent Company and Grand Design, apart from this Agreement.

5.2   No Waiver. No failure on the part of the Parent Company, Grand Design or Fenech to exercise, and no delay in exercising any right hereunder will operate as a waiver thereof, nor will any single or partial exercise of any right hereunder by Parent Company, Grand Design or Fenech preclude any other or further exercise thereof or the exercise of any other right.

5.3   Severability. It is further agreed and understood by the parties hereto that if any part, term or provision of this Agreement should be held unenforceable in the jurisdiction in which either party seeks enforcement of the contract, it shall be construed as if not containing the invalid provision or provisions, and the remaining portions or provisions shall govern the rights and obligations of the parties.

5.4   Governing Law. This Agreement shall be construed and enforced in accordance with the internal laws of the State of Iowa, without regard to conflicts of law provisions.

5.5   Assignment. This Agreement is personal in nature and cannot be assigned by Fenech. The Parent Company or Grand Design may assign this Agreement to any affiliate or subsidiary or purchaser of substantially all of the assets. The terms, conditions and covenants herein shall be binding upon the heirs and personal representatives of Fenech, and the successors, assigns of Parent Company and Grand Design, and any parent, subsidiary or affiliate of Parent Company and Grand Design.

5.6   Survival. Fenech's obligations under Sections 4 and 5.10 shall survive the termination of Consulting Services for a period of five (5) years after the termination or expiration of this Agreement.

5.7   Enforceability of Rights. No delay or omission by the Parent Company or Grand Design to exercise any right, power, or remedy accruing to it upon any breach or default under this Agreement shall be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent, or approval of any kind or character on the part of the Parent Company or Grand Design of any breach or default under this Agreement must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to either of the parties, shall be cumulative and not alternative.

5.8   Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which, when taken together, shall constitute one instrument, including an executed Agreement sent by facsimile, email or otherwise that can be verified it has been sent by a party to the Agreement.

5.9   No Effect on Other Agreements Related to the Securities Purchase Agreement or its Ancillary Agreements. Nothing in this Agreement shall be read or interpreted to negate or otherwise affect the agreements, covenants and obligations of Fenech to Parent Company contained in the Securities

Purchase Agreement or its related ancillary agreements, schedules or exhibits including non-competition, non-solicitation and other agreements and covenants of Fenech.

       5.10. <u>Non-Disparagement</u>. During the Consulting Period and for a period of five years thereafter, to the fullest extent permitted by law, Consultant shall not make any statement that is disparaging or reflects negatively upon the Parent Company, Grand Design or its subsidiaries, or any of their officers, directors or employees, to, or that is likely to come to the attention of, (a) any customer, vendor, supplier, distributor or other trade related business relation of the Parent Company or Grand Design, (b) any employee of the Parent Company or Grand Design or their subsidiaries, or (c) any member of the media.

       IN WITNESS WHEREOF, the parties have duly executed this Consulting Agreement as of the date and year first above written.

PARENT COMPANY:
WINNEBAGO INDUSTRIES, INC.

/s/ Michael J. Happe
By: Michael J. Happe
Its: President and Chief Executive Officer

RON FENECH:

/s/ Ron Fenech
Ron Fenech

CONSULTING AGREEMENT

THIS CONSULTING AGREEMENT ("Agreement") is made and entered as of October 2, 2016, by and between Winnebago Industries, Inc., (the "Parent Company"), and Bill Fenech ("Fenech").

WHEREAS, Fenech is a director and founder of Grand Design RV, LLC ("Grand Design") and possesses certain unique skills, talents, contacts, judgment and knowledge of Grand Design's business, strategies and objectives; and

WHEREAS, pursuant to that certain Securities Purchase Agreement dated as of October 2, 2016, the Parent Company or its affiliate intends to acquire all of the equity interests of Grand Design, and pursuant to such transaction Grand Design will become a wholly-owned direct or indirect subsidiary of Parent Company; and

WHEREAS, following the closing of the transaction contemplated by the Securities Purchase Agreement, Parent Company desires to retain Fenech in the capacity and on the terms and conditions hereinafter set forth, and Fenech has agreed to accept such terms and conditions;

NOW, THEREFORE, in consideration of the premises and the mutual promises hereinafter contained, the parties hereto agree as follows:

1. Scope of Work as Consultant.

1.1 Upon the closing of the Securities Purchase Agreement, Fenech shall be engaged by the Parent Company and Grand Design as a consultant to provide services ("Consulting Services") to the Parent Company and Grand Design, reporting to the Parent Company Chief Executive Officer, performing such duties and responsibilities as may mutually be agreed upon by Fenech and the Parent Company's Chief Executive Officer in the areas of assisting in the integration of Grand Design's business into the Parent Company's operations, advice on the strategic direction of Grand Design, serving as a goodwill ambassador and advocate for the Parent Company and Grand Design both internally and externally, advising and assisting the Parent Company in all areas of its business as Parent Company Chief Executive Officer determines and other related matters as may mutually be agreed upon by Fenech and Parent Company's Chief Executive Officer. Such duties may be fulfilled in person or by telephonic or other electronic means as may be mutually determined by Fenech and Parent Company's Chief Executive Officer. It being understood and agreed that to the extent any scope of work described in this Section 1.1 requires mutual agreement between Fenech and Parent Company Chief Executive Officer, and Parent Company Chief Executive Officer and Fenech cannot mutually agree as to the matters in this Section 1.1 that require mutual agreement, then Parent Company may withhold monthly fees due Fenech under Section 3 below until Fenech and the Parent Company Chief Executive Officer resolve such differences.

1.2 Fenech will devote such time, attention, skill and energy to the Parent Company and Grand Design as may be reasonably required to perform the Consulting Services for the Parent Company and Grand Design during the Consulting Period (as defined in Section 2 of this Agreement). Fenech shall be available at mutually agreeable times at the request of the Parent Company to perform the Consulting Services and such availability may include, to the extent mutually agreed upon by Fenech and Parent Company's Chief Executive Officer personal appearances, meetings and other events at mutually agreed upon times and locations, and such times and events may be outside of customary business hours depending on the event. Fenech warrants and represents to the Parent Company that he has no contractual commitments

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that would restrict or limit his performance of the Consulting Services set forth in this Agreement, and will not undertake any such contractual prohibitions in the future during the Consulting Period. Notwithstanding the foregoing, it is understood that Fenech shall not be required, expected or obligated to provide more than ten (10) hours per week on average in performing the Consulting Services hereunder. It being understood and agreed that to the extent any scope of work described in this Section 1.2 requires mutual agreement between Fenech and Parent Company Chief Executive Officer, and Fenech and Parent Company Chief Executive Officer cannot mutually agree as to any of the matters in this Section 1.2 that require mutual agreement, then the Parent Company may withhold monthly fees due Fenech under Section 3 below until Fenech and the Parent Company Chief Executive Officer resolve such differences.

1.3   In order for Fenech to perform the Consulting Services described in Sections 1.1 and 1.2 above, it will be necessary for the Parent Company and Grand Design to provide Fenech with Confidential Information (as defined below) regarding the Parent Company and Grand Design's business and products. The Parent Company and Grand Design will rely heavily upon Fenech's integrity and prudent judgment to use this information only in the best interests of the Parent Company and Grand Design.

1.4   Fenech agrees that he may not subcontract the Consulting Services or use the service of any other person, entity or organization in the performance of its duties hereunder.

1.5   Fenech is an independent contractor for the Parent Company and Grand Design for the purposes of performing these Consulting Services, and is not an employee, partner, or co-venturer of, or in any other service relationship with the Parent Company, Grand Design or their affiliates.

1.7   Fenech shall be solely responsible for all payroll taxes arising from compensation and other amounts paid to him under this Agreement for these Consulting Services, including, without limitation, state or federal income tax or for FICA taxes. Neither federal, nor state, nor local income tax, nor payroll tax of any kind, shall be withheld or paid by the Parent Company or Grand Design on behalf of Fenech for the performance of Consulting Services.

1.8   Fenech will not be eligible for, and shall not participate in, any social security or unemployment compensation or any employee pension, health, welfare, or other fringe benefit plan of the Parent Company or Grand Design as an independent contractor and for performing the Consulting Services.

1.9   No worker's compensation insurance shall be obtained by Parent Company or Grand Design covering Fenech during the Term of this Agreement.

2.   Consulting Period; Termination. The Consulting Services shall commence on the Effective Date, defined as the date the sale of Grand Design to the Parent Company closes pursuant to the Securities Purchase Agreement, hereof and shall continue for a period of one year (the "Consulting Period"). It being understood and agreed that if the Securities Purchase Agreement is terminated prior to closing, this Agreement shall be terminated and have no effect. Prior to the end of the Consulting Period, the parties may agree to extend the term of this Agreement for one additional year on same terms and conditions as set forth in this Agreement. Either party may terminate this Agreement upon thirty (30) days written notice to the other party. Upon effectiveness of termination, the obligations of the parties hereunder shall cease other than those obligations that survive termination of this Agreement.

3.   Fee and Expenses. For Consulting Services performed by Fenech, the Parent Company shall pay Fenech a fee equal of Two Hundred Thousand and 00/100 dollars ($200,000.00) payable in equal

monthly installments. If this Agreement has not been terminated prior to the end of the Consulting Period, then unless the Company has determined that Fenech has not complied with the provisions of this Agreement, Fenech shall be entitled to an additional payment of One Hundred Thousand and 00/100 dollars ($100,000) within 10 days of the one-year anniversary of the Agreement. If this Agreement is extended for an additional one-year term, Fenech will be entitled to an additional fee of $200,000 payable in equal monthly installments and an additional $100,000 within 10 days of the second anniversary of this Agreement, unless at the end of the additional one-year period, the Parent Company has determined that Fenech has not complied with the terms of the Agreement in the second year. Fenech will provide to the Parent Company documentation as requested by the Parent Company to support the fee for services, including a description of the Consulting Services performed on behalf of the Parent Company and the time spent in performing the Consulting Services. If in rendering Consulting Services under this Agreement, Fenech is required to travel, the Parent Company will pay for Fenech's expenses associated with these business trips, and for other reasonable expenses incurred at the request of the Parent Company, upon submitting receipts and an invoice to the Parent Company verifying costs and expenses incurred by Fenech, subject to review by the Parent Company and the reasonableness of the costs and expenses.

4.   Confidential Information.

4.1   Definition. "Confidential Information" means information regarding the Parent Company or its other subsidiaries or affiliates, Grand Design and its affiliates and subsidiaries not generally known and proprietary to the Parent Company or its subsidiary, or Grand Design, or to a third party for whom the Parent Company is performing work, including, without limitation, information concerning any patents or trade secrets, confidential or secret designs, infomercial sources, media outlets, pricing, processes, formulae, source codes, plans, devices or material, research and development, proprietary software, analysis, techniques, materials or designs (whether or not patented or patentable), directly or indirectly useful in any aspect of the business of the Parent Company, Grand Design or any subsidiary or any vendor names, customer and supplier lists, databases, management systems and sales and marketing plans of the Parent Company, Grand Design or any subsidiary or any confidential secret development or research work of the Parent Company, Grand Design or any subsidiary or any other confidential information or proprietary aspects of the business of the Parent Company, Grand Design or any subsidiary. All information which Fenech acquires or becomes acquainted with during the period of the Consulting Services with the Parent Company or Grand Design or any subsidiary of Parent Company or Grand Design, whether developed by Fenech or by others which Fenech has a reasonable basis to believe to be Confidential Information, or which is treated by the Parent Company, Grand Design or a subsidiary of Parent Company or Grand Design as being Confidential Information, shall be presumed to be Confidential Information.

4.2   Confidentiality Covenant. Except as permitted or directed by the Parent Company, Grand Design or a subsidiary of Parent Company or Grand Design, Fenech shall not, either while performing Consulting Services for the Parent Company, Grand Design or a subsidiary of Parent Company or Grand Design, or for five (5) years following termination of the Consulting Period, divulge, furnish or make accessible to anyone or use in any way (other than in the ordinary course of the business of the Parent Company or Grand Design) any Confidential Information. Fenech acknowledges that the Confidential Information constitutes a unique and valuable asset of the Parent Company and Grand Design, and represents a substantial investment of time and expense by the Parent Company, and that any disclosure or other use of such Confidential Information other than for the sole benefit of the Parent Company or Grand Design would be wrongful and would cause irreparable harm to the Parent Company and Grand Design. Both during and after the Consulting Period under this Agreement, Fenech will refrain from any acts or omissions that would reduce the value of such knowledge or information to the Parent Company or Grand Design or their subsidiaries.

5. Miscellaneous.

5.1 Complete Agreement. Parent Company, Grand Design and Fenech hereby acknowledge that there are no other agreements regarding Fenech's consulting relationship with the Parent Company and Grand Design, apart from this Agreement.

5.2 No Waiver. No failure on the part of the Parent Company, Grand Design or Fenech to exercise, and no delay in exercising any right hereunder will operate as a waiver thereof, nor will any single or partial exercise of any right hereunder by Parent Company, Grand Design or Fenech preclude any other or further exercise thereof or the exercise of any other right.

5.3 Severability. It is further agreed and understood by the parties hereto that if any part, term or provision of this Agreement should be held unenforceable in the jurisdiction in which either party seeks enforcement of the contract, it shall be construed as if not containing the invalid provision or provisions, and the remaining portions or provisions shall govern the rights and obligations of the parties.

5.4 Governing Law. This Agreement shall be construed and enforced in accordance with the internal laws of the State of Iowa, without regard to conflicts of law provisions.

5.5 Assignment. This Agreement is personal in nature and cannot be assigned by Fenech. The Parent Company or Grand Design may assign this Agreement to any affiliate or subsidiary or purchaser of substantially all of the assets. The terms, conditions and covenants herein shall be binding upon the heirs and personal representatives of Fenech, and the successors, assigns of Parent Company and Grand Design, and any parent, subsidiary or affiliate of Parent Company and Grand Design.

5.6 Survival. Fenech's obligations under Sections 4 and 5.10 shall survive the termination of Consulting Services for a period of five (5) years after the termination or expiration of this Agreement.

5.7 Enforceability of Rights. No delay or omission by the Parent Company or Grand Design to exercise any right, power, or remedy accruing to it upon any breach or default under this Agreement shall be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent, or approval of any kind or character on the part of the Parent Company or Grand Design of any breach or default under this Agreement must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to either of the parties, shall be cumulative and not alternative.

5.8 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which, when taken together, shall constitute one instrument, including an executed Agreement sent by facsimile, email or otherwise that can be verified it has been sent by a party to the Agreement.

5.9 No Effect on Other Agreements Related to the Securities Purchase Agreement or its Ancillary Agreements. Nothing in this Agreement shall be read or interpreted to negate or otherwise affect the agreements, covenants and obligations of Fenech to Parent Company contained in the Securities

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Purchase Agreement or its related ancillary agreements, schedules or exhibits including non-competition, non-solicitation and other agreements and covenants of Fenech.

       5.10. <u>Non-Disparagement</u>. During the Consulting Period and for a period of five years thereafter, to the fullest extent permitted by law, Consultant shall not make any statement that is disparaging or reflects negatively upon the Parent Company, Grand Design or its subsidiaries, or any of their officers, directors or employees, to, or that is likely to come to the attention of, (a) any customer, vendor, supplier, distributor or other trade related business relation of the Parent Company or Grand Design, (b) any employee of the Parent Company or Grand Design or their subsidiaries, or (c) any member of the media.

       IN WITNESS WHEREOF, the parties have duly executed this Consulting Agreement as of the date and year first above written.

PARENT COMPANY:
WINNEBAGO INDUSTRIES, INC.

/s/ Michael J. Happe
_____
By: Michael J. Happe
Its: President and Chief Executive Officer

WILLIAM FENECH:

/s/ William Fenech
_____
William Fenech

EMPLOYMENT AGREEMENT

This Employment Agreement ("<u>Agreement</u>") is entered into as of October 2, 2016, by and between Grand Design RV, LLC, an Indiana limited liability company (the "<u>Company</u>"), and Donald Clark (the "<u>Executive</u>").

<u>RECITALS</u>

WHEREAS, Winnebago Industries, Inc. ("<u>Winnebago</u>") is in the business of manufacturing motor homes, towables and OEM products and related services; and

WHEREAS, Winnebago has entered into a definitive agreement to purchase the equity securities of the Company in accordance with the terms and conditions set forth in that certain Securities Purchase Agreement ("<u>SPA</u>") and related documents (the "<u>Transaction</u>"); and

WHEREAS, the Company desires to employ Executive as its President and Winnebago desires to employ Executive as its Vice President, if and when the Transaction is consummated; and

WHEREAS, the Executive desires to be employed by the Company as its President and by Winnebago as its Vice President in accordance with the terms and conditions set forth herein; and

WHEREAS, in connection with Executive's employment with the Company, Executive will have access to confidential, proprietary and trade secret information of the Company and Winnebago, which confidential, proprietary and trade secret information the Company and Winnebago desire to protect from disclosure and unfair competition; and

WHEREAS, contemporaneous with the execution of this Agreement, Winnebago and Executive have entered into a separate Executive Change in Control Agreement, (the "<u>Change in Control Agreement</u>") which will govern the severance rights of the Executive in the event of a Change in Control of Winnebago as defined in the Change in Control Agreement.

<u>AGREEMENT</u>

NOW, THEREFORE, in consideration of the foregoing premises and the respective agreements of the Company and Executive set forth below, the Company and Executive, intending to be legally bound, agree as follows:

1.   <u>Term of Employment</u>. The Executive's employment under this Agreement will be conditioned on the consummation of the Transaction and if the Transaction is not consummated, this Agreement and Executive's employment with the Company under this Agreement shall be null and void *ab initio*. The Executive's employment under this Agreement will commence on Closing Date as set forth in the SPA (the "<u>Effective Date</u>"), and will continue until August 31, 2019, unless Executive's employment is earlier terminated pursuant to Section 8 below (such period being the "<u>Employment Term</u>").

2.   <u>Position and Duties</u>.

(a)   <u>Employment with the Company</u>. While Executive is employed by the Company during the Employment Term, Executive shall report to the President and Chief Executive Officer ("<u>CEO</u>") of Winnebago and shall perform such duties and responsibilities for the Company and its Affiliates (defined below) as the CEO shall assign to him from time to time consistent with his position. Executive's title during the Employment Term shall be President of the Company and as Vice President of Winnebago. For purposes of this Agreement, "Affiliate" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, or an unincorporated organization, that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, Winnebago and shall include the Company.

(b)   Performance of Duties and Responsibilities. Executive shall serve the Company faithfully and to the best of his ability and shall devote his full working time, attention and efforts to the business of the Company and Winnebago during his employment with the Company. Executive will follow and comply with applicable policies and procedures adopted by the Company from time to time, including without limitation policies relating to business ethics, conflict of interest, non-discrimination, confidentiality and protection of trade secrets. Any re-allocation of the incentive bonus percentages among senior management under the MIP (as defined in Section 4(b)) shall be with the consent of the CEO of Winnebago. Executive will not engage in other employment or other material business activity, except as approved in writing by the CEO. Executive hereby represents and confirms that he is under no contractual or legal commitments that would prevent him from fulfilling his duties and responsibilities as set forth in this Agreement. During his employment with the Company, Executive may participate in civic, religious and charitable activities and personal investment activities to a reasonable extent, so long as such activities do not interfere with the performance of his duties and responsibilities hereunder.

3.   Entire Agreement.   This Agreement and the documents referenced herein contain the entire agreement and understanding of the parties concerning the terms and conditions of the Executive's employment with the Company, and supersedes, terminates and nullifies all prior commitments, agreements and understandings with respect to such relationship between the parties, including any terms, conditions, plans or programs of the Company in effect prior to the Effective Time, other than any employee benefits that were accrued and vested on the Effective Date and the restrictive covenants of the Executive in connection with the Transaction. Except as set forth in the previous sentence, the parties hereto have made no agreements, representations or warranties relating to the subject matter of this Agreement that are not set forth herein.

4.   Compensation.

(a)   Base Salary. While Executive is employed by the Company during the Employment Term, the Company shall pay to Executive a base salary at the annual rate of $400,000 (the "Base Salary"), less all legally required and authorized deductions and withholdings, in accordance with the Company's normal payroll policies and procedures. The Company may not decrease Executive's base salary during the Employment Term unless such decrease is part of an across-the-board uniformly applied reduction affecting all senior executives of the Company and not disproportionately more to Executive.

(b)   Management Incentive Plan. During the period beginning on the Effective Date and ending on August 31, 2019 (the last day of the Company's 2019 fiscal year), Executive shall be eligible to receive an annual incentive bonus equal to 3% of (i) the pretax net income of the Company and (ii) commencing on the date if the Executive is given responsibility for the towables business of Winnebago other than that of the Company, the pretax net income of the towables business of Winnebago other than that of the Company, as determined by the Company in accordance with the terms of the Company's Management Incentive Plan (the "MIP")), as in effect immediately prior to the Closing Date (except as modified in Section 2(b) above) and in accordance with past practices of the Company, which net income shall be determined without reduction for any amounts payable under the MIP, and without giving effect to the expenses of or resulting from the Transaction, and without regard to any impact from purchase accounting adjustments that will be required as a result of the Transaction, and for purposes of computing the bonuses under the MIP, pretax net income shall never be deemed to be less than zero.

        (i)   Payment of the actual bonus based on the performance of the Company each fiscal quarter shall be paid to Executive in cash following the end of each fiscal quarter and within 30 days after the Company determines the pretax net income. The Company may, in its discretion, conform the quarterly performance period and payment under the MIP to coincide with Winnebago's fiscal quarters, provided that the terms of the MIP shall be equitably adjusted as to not reduce or enlarge the rights of the Executive under the MIP.

        (ii)   If applicable, payment of the actual bonus based on the performance of Winnebago's towables business other than that of the Company shall be paid to Executive in cash each fiscal year within 30 days after Winnebago determines the pretax net income.

        (iii)   Each bonus payment shall be less all legally required and authorized deductions and withholdings, in accordance with the Company's normal payroll policies and procedures. In no event shall any such payments be made later than March 15 of the year following the calendar year in which the bonus was earned.

Other than the MIP, during the Employment Term, Executive shall not be eligible for any other cash incentive or stock award for officers or other management employees of Winnebago, including but not limited to the Officers' Annual Incentive Plan, the Officers' Long Term Incentive Plan, the Company's 2014 Omnibus Equity, Performance Award and Incentive Compensation Plan, or any other or similar plan or program, unless otherwise determined in the sole discretion of the Human Resources Committee (the "Committee") of the Board of Directors (the "Board") of Winnebago.

        (c)   Employee Benefits. While Executive is employed by the Company during the Employment Term, except as otherwise provided in this Agreement, Executive shall be entitled to participate in each employee benefit plan and program of the Company for senior executives to the extent that Executive meets the eligibility requirements for such individual plan or program, provided, however, that prior to the first anniversary of the Effective Date, Executive shall be entitled to the employee benefits (other than equity-based arrangements, defined benefit pension plans or retiree welfare benefits) that are either (i) substantially similar in the aggregate to the employee benefits that were provided to employees of the Company immediately prior to the Closing Date or (ii) substantially the same as provided to the Company's similarly situated executive employees, if greater. Executive may receive other benefits commensurate with Executive's position as may be approved from time to time by the Committee or the CEO.

        (d)   Expenses. While Executive is employed by the Company during the Employment Term, the Company shall reimburse Executive for all reasonable and necessary out-of-pocket business, travel and entertainment expenses incurred by him in the performance of his duties and responsibilities hereunder, including without limitation cell phone costs and expenses incurred in connection with the business of the Company, subject to the Company's normal policies and procedures for expense verification and documentation.

        (e)   Change in Control Agreement. The Executive and Winnebago shall, effective as of the Effective Date, enter into the Executive Change in Control Agreement under terms consistent with senior executive officers of Winnebago, as set forth in Exhibit A, attached hereto.

5.   Confidential Information.

    (a)   Definition of Confidential Information. Except as expressly permitted by the CEO in writing, Executive shall at all times keep confidential and not disclose, divulge, furnish or make accessible to anyone or use in any way other than in the ordinary course of the business of the Company, any confidential, proprietary, nonpublic or secret knowledge or information of the Company or any of its Affiliates that Executive acquires during his employment with the Company, whether developed by himself or by others, concerning (i) any trade secrets, (ii) any confidential, proprietary, nonpublic or secret design, process, formula, plan, model, specifications, device or material (whether or not patented or patentable) directly or indirectly useful in any aspect of the business of the Company or any of its Affiliates, (iii) any customer or supplier list of the Company or any of its Affiliates, or any requirements, specifications or other confidential information about or received from any customer or supplier, (iv) any confidential, proprietary, nonpublic or secret development or research work of the Company or any of its Affiliates, (v) any strategic or other business, marketing or sales plan of the Company or any of its Affiliates, (vi) any financial data or plan respecting the Company or any of its Affiliates, or (vii) any other confidential, nonpublic or proprietary information or secret aspects of the business of the Company or any of its Affiliates, including any such information of Winnebago acquired by the Executive in and after the Transaction ("Confidential Information").

    (b)   Acknowledgement.   Executive acknowledges that the above described Confidential Information constitutes a unique and valuable asset of the Company and its Affiliates and represents a substantial investment of time and expense by the Company and its Affiliates, and that any disclosure or other use of such knowledge or information other than for the sole benefit of the Company would be wrongful and may cause irreparable harm to the Company and its Affiliates. The parties acknowledge and agree that Executive's obligations under this Agreement to maintain the confidentiality of the Company's Confidential Information are in addition to any obligations of Executive under applicable statutory or common law.

    (c)   Exceptions. The foregoing obligations of confidentiality shall not apply to any Confidential Information to the extent that it (i) is now or subsequently becomes generally publicly known or generally known in the industry in which the Company operates, (ii) is independently made available to Executive in good faith by a third party who Executive reasonably believes has not violated an obligation of confidentiality to the Company or any of its Affiliates, (iii) is required to be disclosed by legal process, or (iv) is made (A) in confidence and in good faith to a Federal, State, or local government official, either directly or indirectly, or to an attorney and solely for the purpose of reporting or investigating a suspected violation of law, or (B) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. Nothing contained in the preceding sentence shall be interpreted to legitimize any disclosure of Confidential Information by Executive that occurs outside of any of the events described in items (i) through (iv) of the preceding sentence.

    6.   Ventures. If, during Executive's employment with the Company, Executive is engaged in or associated with the planning or implementing of any project, program or venture involving the Company (or any of its Affiliates) and a third party or parties, all rights in such project, program or venture shall belong to the Company. Except as approved in writing by the CEO, Executive shall not be entitled to any interest in any such project, program or venture or to any commission, finder's fee or other compensation in connection therewith, other than the compensation to be paid to Executive by the Company as provided herein. Executive shall have no interest, direct or indirect, in any customer or supplier that conducts business with the Company (or any of its Affiliates), unless such interest has been disclosed in writing to and approved by the CEO before such customer or supplier seeks to do business with the Company (or any of its Affiliates). Ownership by Executive, as a passive investment, of less than 1.0% of the outstanding shares of capital

4

stock of any corporation traded on a national securities exchange or publicly traded in the over‑the‑counter market shall not constitute a breach of this Section 6.

7.   Patents, Copyrights and Related Matters.

        (a)   Disclosure and Assignment. Executive shall promptly disclose to the Company any and all improvements, discoveries, processes, know-how, trade-secrets and inventions that Executive may conceive and/or reduce to practice individually or jointly or commonly with others ("Discoveries") while he is employed with the Company or any of its Affiliates. Executive agrees to assign and does hereby immediately assign, transfer and set over to the Company his entire right, title and interest in and to any and all Discoveries, and in and to any and all intellectual property rights thereto. Executive agrees to execute all instruments deemed reasonably necessary by the Company to protect and perfect rights in and to the Discoveries. This Section 7(a) shall not apply to any invention for which no equipment, supplies, facilities, Confidential Information, or other trade secret information of the Company was used and that was developed entirely on Executive's own time, and (i) that does not relate (A) directly to the business of the Company, or (B) to the Company's actual or demonstrably anticipated research or development, or (ii) that does not result from any work performed by Executive for the Company.

        (b)   Copyrightable Material. Executive hereby agrees to assign and does assign to the Company all right, title and interest in all copyrightable material (including intellectual property rights therein) that Executive conceives or originates individually or jointly or commonly with others, and that arise during the Employment Term with the Company or any of its Affiliates and out of the performance of his duties and responsibilities under this Agreement. Executive shall execute any and all papers and perform all other acts reasonably necessary to assist the Company to obtain and register copyrights on such materials. Where applicable, works of authorship created by Executive for the Company in performing his duties and responsibilities hereunder shall be considered "works made for hire," as defined in the U.S. Copyright Act.

8.   Termination of Employment.

        (a)   During the Employment Term, the Executive's employment with the Company shall terminate upon:

                i.   the date specified in written notice from the Company to Executive notifying him of the termination of his employment for any reason, provided that if Executive's employment is terminated by the Company without Cause (defined below), then the Company shall provide Executive at least thirty days' notice of termination or pay in lieu of notice;

                ii.   Executive providing to the Company not less than sixty nor more than ninety days' prior written notice of his resignation of employment, including for Good Reason (defined below), effective at the end of such period, provided that the Company may in its sole discretion elect to relieve Executive from his duties and place him on paid leave during all or any portion of the notice period; or

                iii.   Executive's death or Disability (defined below).

        (b)   The date upon which Executive's termination of employment with the Company is effective is the "Termination Date."

9.   Payments upon Termination of Employment.

(a)   If Executive's employment with the Company is terminated by the Company without Cause during the Employment Term or by the Executive for Good Reason, then, subject to Section 9(g) and (h) below, and in addition to his Base Salary and any accrued but unused vacation or PTO earned through the Termination Date:

(i)   the Company shall pay to Executive severance pay at the rate of his Base Salary for a period of twelve (12) consecutive months after the Termination Date, less all legally required and authorized deductions and withholdings, on each regular payroll date beginning with the first payroll date occuring more than 60 days after the Termination Date (including any installment that would otherwise have been paid during regular payroll dates during the 60 day period after the Termination Date) and otherwise in accordance with the Company's normal payroll policies and procedures, subject to the condition set forth below in this Section 9(a); and

(ii)   the Company shall pay to Executive in cash, less all legally required and authorized deductions and withholdings, any earned but unpaid incentive bonus under the MIP for the fiscal year preceding the fiscal year in which the Termination Date occurs plus the incentive bonus under the MIP as provided in Section 4(b) through the fiscal quarter in which the Termination Date occurs based upon the Company's performance and, if applicable, Winnebago's towables unit performance other than the Company through that quarter as determined under the MIP, within 30 days after the Company determines whether the performance criteria for such bonus have been met, subject to the condition set forth below in this Section 9(a).

Any amount payable to Executive as severance pay under Section 9(a) shall be paid to Executive by the Company in accordance with the Company's regular payroll cycle, commencing on the first regular payroll date of the Company that occurs more than 60 days after the Termination Date (and including any installment that would have otherwise been paid on regular payroll dates during the period of 60 days following the Termination Date), provided the conditions specified in Section 9(g) have been satisfied.

(b)   If Executive's employment with the Company is terminated by the Company for Cause or for any reason not covered by Sections 9(a), then the Company shall pay to Executive only his Base Salary and any accrued but unused vacation or PTO earned through the Termination Date.

(c)   "Cause" hereunder shall mean:

(i)   indictment or conviction of, or a plea of nolo contendere to, (A) any felony (other than any felony arising out of negligence), or any misdemeanor involving moral turpitude with respect to the Company, or (B) any crime or offense involving dishonesty with respect to the Company;

(ii)   theft or embezzlement of Company property or commission of similar acts involving dishonesty or moral turpitude;

(iii)   repeated material negligence in the performance of Executive's duties;

(iv)   knowing engagement in conduct that is materially injurious to the Company;

(v)   knowing failure, for Executive's own benefit, to comply with the covenants contained in Sections 5, 6, 7 or 10 of this Agreement; or

(vi)   knowingly providing materially misleading information concerning the Company to the Company's CEO or the Board, any governmental body or regulatory agency or to any lender or other financing source or proposed financing source of the Company,

provided, Executive's employment shall not be terminated for Cause pursuant to Section 9(c)(iii) unless Executive has been provided written notice from the CEO setting forth the reason or reasons constituting Cause and Executive has failed to cure the basis on which the CEO is considering terminating his employment within 30 days of the notice, except that no notice need be provided to the extent that the act or omission is not curable.

(d)   "<u>Disability</u>" hereunder shall mean the inability of Executive to perform on a full-time basis the duties and responsibilities of his employment with the Company by reason of his illness or other physical or mental impairment or condition, if such inability continues for an uninterrupted period of 120 days or more during any 180-day period. A period of inability shall be "uninterrupted" unless and until Executive returns to full-time work for a continuous period of at least thirty days.

(e)   "<u>Good Reason</u>" hereunder shall mean any of the following "<u>Events</u>" (without the Executive's express written consent):

(i)   the assignment to the Employee by the Company of duties inconsistent with the Employee's position, duties, responsibilities and status with the Company and Winnebago, or a change in the Employee's titles or offices, or any removal of the Employee from any of such positions, except in connection with the termination of his employment for disability, retirement or Cause or as a result of the Employee's death or by the Employee other than for Good Reason;

(ii)   a reduction by the Company in the Employee's Base Salary as in effect on the date hereof or as the same may be increased from time to time during the term of this Agreement;

(iii)   any failure by the Company to continue in effect the MIP or the taking of any action by the Company which would adversely affect the Employee's participation in the MIP or materially reduce the Employee's benefits under the MIP;

(iv)   the Employee's relocation to any place more than 35 miles from Elkhart, Indiana, except for required travel by the Employee on the Company's business to an extent substantially consistent with the Employee's business travel obligations prior to the Transaction;

(v)   any material breach by the Company of any provision of this Agreement; or

(vi)   any failure by the Company to obtain the assumption of this Agreement by any successor or assign of the Company as provided in Section 14(h).

Executive must notify Company in writing of any Event that constitutes Good Reason hereunder within thirty days following Executive's initial knowledge of the existence of such Event or such Event shall not constitute Good Reason under this Agreement. Executive must provide prior written notification in accordance with Section 8 of his intention to terminate his employment for Good Reason and the Termination Date and Company shall have thirty days from the date of receipt of such notice to effect a cure of the condition constituting Good Reason, and, upon cure thereof by the Company, such event shall no longer constitute Good Reason.

(f)   In the event of termination of Executive's employment, except as provided in Section 9(g), the sole obligation of the Company shall be its obligation to make the payments called for by Section 9(a) or (b) hereof, as the case may be, and the Company shall have no other obligation to Executive or to his beneficiary or his estate, except for compensation earned for services performed through the Termination Date or as otherwise provided by law, under the terms of any other applicable agreement between Executive and the Company or under the terms of any employee benefit plans or programs then maintained by the Company in which Executive participates.

(g)   Notwithstanding the foregoing provisions of this Section 9, the Company will not be obligated to make any payments to or on behalf of Executive under Section 9(a), as applicable, unless (i) Executive signs a release of claims in favor of the Company in a form as prepared by the Company (the "Release") and delivered to Executive no later than five business days after the Termination Date, (ii) all applicable consideration periods and rescission periods provided by law with respect to the Release have expired without Executive rescinding the Release, and (iii) Executive is in strict compliance with the terms of this Agreement as of the dates of the payments. The cessation of these payments will be in addition to, and not as an alternative to, any other remedies at law or in equity available to the Company, including without limitation the right to seek specific performance or an injunction.

(h)   The Executive shall not be required to mitigate damages or the amount of any payment provided for under this Agreement by seeking other employment or otherwise, nor shall the amount of any payment provided for under this Agreement be reduced by any compensation earned by the Executive as the result of employment by another employer after the Termination Date, or otherwise.

(i)   The provisions of this Agreement, and any payment provided for hereunder, shall not reduce any amounts otherwise payable, or in any way diminish the Employee's existing rights, or rights which would accrue solely as a result of the passage of time, under any Incentive Plans, employment agreements or other contract, plan or arrangement.

(j)   In the event of a "Change in Control" of the Company, as defined in the Executive Change in Control Agreement, the terms in that agreement shall replace and supersede the provisions of this Section 9, and shall be the exclusive remedy of the Executive after a Change in Control.

10.   Non-Competition/Non-Solicitation. Executive acknowledges that the Company has spent significant time, effort and resources protecting its Confidential Information, including its trade secrets, customer goodwill, and employee, supplier, and vendor relationships. Executive has had access to the Company's Confidential Information, and has significant control and influence over the Company's customers, suppliers, vendors and employees, and he will continue to do so under this Agreement. In order to protect the Company's Confidential Information, trade secrets, customer goodwill and the stability of the Company's workforce, and other legitimate business interests, the Executive agrees to the covenants set forth in subsections (a), (b) and (c) beginning on the Effective Date and ending on the later of: (i) the period up to the fifth anniversary of the Closing Date or (ii) the period of one (1) year following the Termination Date (the "Restriction Period").

(a)   Non-Competition. During the Restriction Period, Executive shall not, either directly or indirectly in any manner or capacity, including without limitation as a proprietor, principal, agent, partner, officer, director, stockholder, employee, member of any association, consultant or otherwise, perform services for or have any interest in any Competitive Business in the Territory. "Competitive Business" means any person, entity or business operation (other than the Company) that engages in any other business that is competitive with the then-current businesses of the Company or with any business or market the Company is actively preparing to enter as of the date of termination of Executive's employment. Executive acknowledges that the Company conducts its business throughout the United States and internationally, and, therefore, that the term "Territory" as used herein shall be worldwide. Ownership by Executive, as a passive investment, of less than 1.0% of the outstanding shares of capital stock of any corporation traded on a national securities exchange or publicly traded in the over-the-counter market shall not constitute a breach of this Section 10(a).

(b) Non-Solicitation of Customers and Suppliers. During the Restriction Period, Executive shall not, either directly or indirectly on behalf of himself or any third party (i) call on or solicit any customers for the purpose of marketing or selling any products or services competitive with the business of the Company, or for the purpose of diverting any business away from the Company; (ii) persuade or attempt to persuade, or induce or attempt to induce, any actual or prospective customer, client, vendor, service provider, supplier, contractor or any other person having business dealings with the Company to cease doing business or otherwise transacting business with the Company or to reduce the amount of business it conducts or will conduct with the Company; (iii) call on or solicit any suppliers of the Company; or (iv) otherwise disrupt, damage or interfere in any manner with the relationship between the Company and its actual or prospective customers, clients, vendors, service providers, or suppliers. Executive acknowledges that the Company has invested material time and resources in the identification and qualification of its customers and/or suppliers and that the identity, nature and details of its relationships with customers and/or suppliers are unique and proprietary.

(c) Non-Solicitation of Employees. During the Restriction Period, Executive shall not, either directly or indirectly on behalf of himself or any third party, in any manner or capacity, including without limitation as a proprietor, principal, agent, partner, officer, director, stockholder, employee, member of any association, consultant or otherwise, hire, engage, recruit, solicit, or otherwise interfere with the employment or retention of any person who is then an employee or independent contractor of the Company or any of its Affiliates or who was an employee or independent contractor of the Company or any of its Affiliates as of the Termination Date. Anonymous job postings in a general publication or website to which an employee responds shall not violate this Section 10(c).

(d) Reasonableness of Covenants. The Executive agrees that the scope and duration of Section 10 are reasonable and necessary to protect the Company's legitimate business interests. If, at any time, any term or provision contained in Section 10 is finally adjudicated by a court or arbitrator of competent jurisdiction as invalid or unenforceable, the parties hereby agree that the court or arbitrator making this determination will have the power to reform the scope and/or duration of the term or provision to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable which comes closest to expressing the intention of the invalid or unenforceable term or provision; and that such reformation will not impact the other provisions of this Agreement and will be enforceable as so modified.

(e) Effect of Restrictive Covenants. The terms and conditions set forth in this Section 10 shall be independent of any other restrictive covenants in favor of the Company and its Affiliates to which the Executive is subject, including but not limited to any restrictive covenants in connection with the Transaction, and the Company and its Affiliates shall have the right to enforce the covenants in this Agreement and any other such covenants as it deems appropriate. Any waiver or failure to enforce the provisions of the covenants in this Agreement shall not constitute a waiver of any similar covenant under any other agreement, and *vice versa*.

11.   Non-Disparagement. During the Employment Term and thereafter during the Restriction Period, to the fullest extent permitted by law, the Executive shall not make any statement that is disparaging or reflects negatively upon the Company or its Affiliates, or any of their officers, directors or employees, to, or that is likely to come to the attention of, (a) any customer, vendor, supplier, distributor or other trade related business relation of the Company or any of its Affiliates, (b) any employee of the Company or its Affiliates, or (c) any member of the media. Nothing herein shall prevent the Executive from responding truthfully to any inquiry from a governmental entity, engaging in any protected activities and/or from communicating with the CEO and/or those employees with a need to know about personnel issues involving Company officers, directors and/or employees.

12.   Other Post-Termination Obligations.

(a)   Resignation From Positions. Unless otherwise requested by the CEO in writing, upon Executive's termination of employment with the Company for any reason Executive shall automatically resign as of the Termination Date as President of the Company and Vice President of Winnebago, and from all titles, positions and appointments Executive then holds with the Company and any and all Affiliates, whether as an officer, director, trustee, fiduciary or employee (without any claim for compensation related thereto), and Executive hereby agrees to take all actions necessary to effectuate such resignations.

(b)   Return of Property. Upon termination of his employment with the Company, or at such earlier time requested by the Company, Executive shall promptly deliver to the Company any and all Company records and any and all Company property in his possession or under his control, including without limitation manuals, books, blank forms, documents, letters, memoranda, notes, notebooks, reports, printouts, computer storage devices, source codes, data, tables or calculations and all copies thereof, documents that in whole or in part contain any trade secrets or confidential, proprietary or other secret information of the Company or any of its Affiliates, and all copies thereof, and keys, vehicles, access cards, access codes, passwords, credit cards, personal computers, telephones and other electronic equipment belonging to the Company or any of its Affiliates. Executive's retention of information and materials related to his personal compensation and benefits, which will not violate this subsection.

(c)   Cooperation. Following termination of Executive's employment with the Company for any reason, Executive will, upon reasonable request of the Company or its designee and provided the Company is not in material breach of any provision of this Agreement, respond to inquiries and cooperate with the Company in connection with the transition of his duties and responsibilities for the Company for up to six months following the Termination Date; and be reasonably available at mutually convenient times, with or without subpoena, to be interviewed, review documents or things, give depositions, testify, or engage in other reasonable activities in connection with any litigation or investigation, with respect to matters that Executive then has or may have knowledge of by virtue of his employment by or service to the Company or any of its Affiliates. In connection with such cooperation requested by the Company, the Company shall reimburse Executive for reasonable out-of-pocket costs incurred as a result of his compliance with his obligations, and, with respect to such cooperation provided by Executive during any period for which he is not receiving payments under Section 9(a)(i), the Company shall compensate Executive at a daily rate comparable to his regular base salary rate in effect as of the Termination Date. The Company will endeavor to schedule such activities taking into account other obligations Executive may have and so as not to materially interfere with Executive's then-current employment or other business activities.

13.   Remedies. Executive acknowledges that it would be difficult to fully compensate the Company for monetary damages resulting from any breach by him of the provisions of Sections 5, 6, 7, 10 or 11 hereof. Accordingly, in the event of any actual or threatened breach of any such provisions, the Company shall, in addition to any other remedies it may have, be entitled to injunctive and other equitable relief to enforce such provisions, and such relief may be granted without the necessity of proving actual monetary damages.

14.   Miscellaneous.

        (a)   Taxes. The Company will deduct or withhold from any payment made or benefit provided hereunder all federal, state and local taxes which the Company is required or authorized by law to deduct or withhold therefrom or otherwise collect in connection with the wages and benefits provided in connection with the Executive's employment with the Company. This Agreement and the payments and benefits provided hereunder are intended to be exempt from the requirements of Section 409A of the Internal Revenue Code and the regulations and guidance thereunder ("Section 409A") to the maximum extent possible, whether pursuant to the short-term deferral exception described in Treasury Regulation Section 1.409A-1(b)(4), the involuntary separation pay plan exception described in Treasury Regulation Section 1.409A-1(b)(9)(iii), or otherwise. Notwithstanding anything in this Agreement to the contrary, this Agreement and the payments and benefits provided hereunder shall be interpreted, operated and administered in a manner consistent with such intentions. Without limiting the generality of the foregoing, if and to the extent any payment or benefit constitutes "nonqualified deferred compensation" subject to Section 409A:

                (i)   each such payment made under this Agreement shall be treated as a separate payment and the right to a series of installment payments under this Agreement shall be treated as a right to a series of separate payments; and

                (ii)   no such payment or benefit required to be paid under this Agreement on account of a termination of Executive's employment shall be made unless and until Executive incurs a "separation from service" within the meaning of Section 409A; and.

                (iii)   if Executive is a "specified employee" within the meaning of Section 409A(a)(2)(B)(i), then to the extent necessary to avoid subjecting Executive to the imposition of any additional tax under Section 409A with respect to such payment or benefits, amounts that would otherwise be payable under this Agreement during the six-month period immediately following a "separation from service" within the meaning of Section 409A(a)(2)(A)(i) shall not be paid during such period, but shall instead be accumulated and paid in a lump sum on the first business day following the earlier of (A) the date that is six months after the separation from service or (B) Executive's death.

        (b)   Jurisdiction and Venue. Executive and the Company consent to jurisdiction of the courts of the State of Iowa and/or the federal district courts of the District of Iowa for the purpose of resolving all issues of law, equity, or fact, arising out of or in connection with this Agreement. Any action involving claims for interpretation, breach or enforcement of this Agreement shall be brought in such courts. Each party consents to personal jurisdiction over such party in the state and/or federal courts of Iowa and hereby waives any defense of lack of personal jurisdiction or inconvenient forum.

        (c)   Governing Law. All matters relating to the interpretation, construction, application, validity and enforcement of this Agreement shall be governed by the laws of the State of Iowa without giving effect to any choice or conflict of law provision or rule, whether of the State of Iowa or any other jurisdiction, that would cause the application of laws of any jurisdiction other than the State of Iowa.

(d)   Entire Agreement; Amendments. This Agreement and the Change in Control Agreement contain the entire agreement of the parties with respect to their subject matter. No amendment or modification of this Agreement shall be deemed effective unless made in writing and signed by the parties hereto.

(e)   No Waiver. No term or condition of this Agreement shall be deemed to have been waived, except by a statement in writing signed by the party against whom enforcement of the waiver is sought. Any written waiver shall not be deemed a continuing waiver unless specifically stated, shall operate only as to the specific term or condition waived and shall not constitute a waiver of such term or condition for the future or as to any act other than that specifically waived.

(f)   Legal Fees. The Company shall pay all legal fees and expenses which the Executive may incur as a result of the Company's contesting the validity or enforceability of the Executive's rights under this Agreement.

(g)   Assignment. Neither party may assign or delegate any of its rights or obligations under this Agreement, except that the Company may, without the consent of the Executive, assign or delegate any of its rights or obligations under this Agreement to (i) any corporation or other business entity with which the Company may merge or consolidate, (ii) any corporation or other business entity to which the Company may sell or transfer all or substantially all of its assets or capital stock or equity. After any such assignment or delegation by the Company, the Company shall be discharged from all further liability hereunder and such assignee shall thereafter be deemed to be the "Company" for purposes of all terms and conditions of this Agreement, including this Section 14.

(h)   Successors. The Company will require any successor or assign (whether direct or indirect, by purchase, merger, consolidation or otherwise) of all or substantially all of the business and/or assets of the Company, by agreement in form and substance satisfactory to the Executive, expressly, absolutely and unconditionally to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession or assignment had taken place.

(i)   Counterparts. This Agreement may be executed in two counterparts and delivered by facsimile or other means of electronic communication, each of which shall be deemed an original but both of which shall constitute but one instrument.

(j)   Notices. All notices, requests, demands or other communications required by or otherwise with respect to this Agreement shall be in writing and shall be deemed to have been duly given to the other party on the date delivered when delivered personally, one business day following the date when sent by nationally recognized overnight delivery service for next business day delivery, or three business days following the date of postmark if sent by first-class U.S. registered or certified mail, postage prepaid and return receipt requested, provided in each case such notice is properly addressed to the applicable addresses set forth below (or such other address as such party may indicate in writing to the other party pursuant to this Section 14(h)):

If to the Company:

Winnebago Industries, Inc.
P. O. Box 152
Forest City, IA 50436
Attention: General Counsel

If to the Executive:

At the last known address in the personnel records of the Company.

(k)   <u>Severability</u>. To the extent that any portion of any provision of this Agreement shall be invalid or unenforceable, it shall be considered deleted here from and the remainder of such provision and this Agreement shall be unaffected and shall continue in full force and effect.

(l)   <u>Captions and Headings</u>. The captions and paragraph headings used in this Agreement are for convenience of reference only and shall not affect the construction or interpretation of this Agreement or any of the provisions hereof.

(REST OF PAGE INTENTIONALLY LEFT BLANK)

IN WITNESS WHEREOF, the undersigned have executed this Agreement on the date set forth below:

GRAND DESIGN RV, LLC

/s/ Donald Clark

By: Donald Clark

Its: President

EXECUTIVE

/s/ Donald Clark

Donald Clark

EXECUTIVE CHANGE OF CONTROL AGREEMENT

This EXECUTIVE CHANGE OF CONTROL AGREEMENT is made as of October 2, 2016, by and between **WINNEBAGO INDUSTRIES, INC.**, an Iowa corporation (the "Company"), and Donald Clark (the "Executive").

RECITALS:

WHEREAS, the Executive is a senior executive and officer of the Company and has made and is expected to continue to make major contributions to the profitability, growth and financial strength of the Company;

WHEREAS, the Company recognizes that, as is the case for most publicly held companies, the possibility of a Change of Control (as hereafter defined) exists;

WHEREAS, it is in the best interests of the Company, considering the past and future services of the Executive, to improve the security and climate for objective decision making by providing for the personal security of the Executive upon a Change of Control.

NOW, THEREFORE, in consideration of the foregoing premises and the past and future services rendered and to be rendered by the Executive to the Company and of the mutual covenants and agreements hereinafter set forth, the parties agree as follows:

AGREEMENT:

1. Continued Service by Executive. In the event a person or entity, in order to effect a Change of Control, commences a tender or exchange offer, circulates a proxy to shareholders or takes other steps, the Executive agrees that the Executive will not voluntarily leave the employ of the Company, and will render faithful services to the Company consistent with Executive's position and responsibilities, until the person or entity has abandoned or terminated its efforts to effect such Change of Control or until such Change of Control has occurred.

2. Change of Control. For purposes of this Agreement, the term "Change of Control" means the time when (i) any Person becomes an Acquiring Person, or (ii) individuals who shall qualify as Continuing Directors of the Company shall have ceased for any reason to constitute at least a majority of the Board of Directors of the Company; *provided however*, that in the case of either clause (i) or (ii) a Change of Control shall not be deemed to have occurred if the event shall have been approved prior to the occurrence thereof by a majority of the Continuing Directors who shall then be members of such Board of Directors, and in the case of clause (i) a Change of Control shall not be deemed to have occurred upon the acquisition of stock of the Company by a pension, profit-sharing, stock bonus, employee stock ownership plan or other retirement plan intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended, established by the Company or any subsidiary of the Company. (In addition, stock held by such a plan shall not be treated as outstanding in determining ownership percentages for purposes of this definition.)

For the purpose of the foregoing definition of "Change of Control", the capitalized terms shall have the following meanings:

(a)   "Continuing Director" means (i) any member of the Board of Directors of the Company, while such person as a member of the Board, who is not an Affiliate or Associate of any Acquiring Person or of any such Acquiring Person's Affiliate or Associate and was a member of the Board prior to the time when such Acquiring Person shall have become an Acquiring Person, and (ii) any successor of a Continuing Director, while such successor is a member of the Board, who is not an Acquiring Person or any Affiliate or Associate of any Acquiring Person or a representative or nominee of an Acquiring Person or of any affiliate or associate of such Acquiring Person and is recommended or elected to succeed the Continuing Director by a majority of the Continuing Directors.

(b)   "Acquiring Person" means any Person or any individual or group of Affiliates or Associates of such Person who acquires beneficial ownership, directly or indirectly, of 20% or more of the outstanding stock of the Company if such acquisition occurs in whole or in part following date of that person's agreement.

(c)   "Affiliate" means a Person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.

(d)   "Associate" means (1) any corporate, partnership, limited liability company, entity or organization (other than the Company or a majority-owned subsidiary of the Company) of which such a Person is an officer, director, member, or partner or is, directly or indirectly the beneficial owner of ten percent (10%) or more of the class of equity securities, (2) any trust or fund in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity, (3) any relative or spouse of such person, or any relative of such spouse, or (4) any investment company for which such person or any Affiliate of such person serves as investment advisor.

(e)   "Person" means an individual, corporation, limited liability company, partnership, association, joint stock company, trust, unincorporated organization or government or political subdivision thereof.

3.   **Termination Following a Change of Control.**   If a change of Control shall have occurred while the Executive is still an employee of the Company, and if the Executive's employment with the Company is terminated, within three years following such Change of Control, then the Executive shall be entitled to the compensation and benefits provided in Section 4, unless such termination is a result of: (a) the Executive's death; (b) the Executive's Disability (as defined in Section 3(a) below); (c) the Executive's Retirement (as defined in Section 3(b) below); (d) the Executive's termination by the Company for Cause (as defined in Section 3(c) below); or (e) the Executive's decision to terminate employment other than for Good Reason (as defined in Section 3(d) below).

(a) *Disability.*   If, as a result of the Executive's incapacity due to physical or mental illness, the Executive shall have been absent from his duties with the Company on a full-time basis for six months and within 30 days after written notice of termination is thereafter given by the Company the Executive shall not have returned to the full-time performance of the Executive's duties, the Company may terminate the Executive for "Disability."

(b) *Retirement.*   The term "Retirement" as used in this Agreement shall mean termination by the Company or the Executive of the Executive's employment based on the Executive having attained the age of 65 or such other age as shall have been fixed in any arrangement established with the Executive's consent with respect to the Executive.

(c) *Cause.* The Company may terminate the Executive's employment for Cause. For purposes of this Agreement only, the Company shall have "Cause" to terminate the Executive's employment hereunder only on the basis of (i) fraud, misappropriation or embezzlement on the part of the Executive; or (ii) intentional misconduct or gross negligence on the part of the Executive which has resulted in material harm to the Company. Notwithstanding the foregoing, the Executive shall not be deemed to have been terminated for Cause unless and until there shall have been delivered to the Executive a copy of a resolution duly adopted by the affirmative vote of not less than three-quarters of the entire membership of the company's Board of Directors at a meeting of the Board called and held for the purpose (after reasonable notice to the Executive and an opportunity for the Executive, together with the Executive's counsel, to be heard before the Board), finding that in the good faith opinion of the Board the Executive was guilty of conduct set forth in the second sentence of this Section 3(c) and specifying the particulars thereof in detail. Nothing herein shall limit the right of the Executive or his beneficiaries to contest the validity or propriety of any such determination.

(d) *Good Reason.* The Executive may terminate the Executive's employment for Good Reason at any time during the term of this Agreement. For purposes of this Agreement "Good Reason" shall mean any of the following (without the Executive's express written consent):

(i) the assignment to the Executive by the Company of duties inconsistent with the Executive's position, duties, responsibilities and status with the Company immediately prior to a Change in Control of the Company, or a change in the Executive's titles or offices as in effect immediately prior to a Change in Control of the Company, or any removal of the Executive from or any failure to re-elect the Executive to any of such positions, except in connection with the termination of his employment for Disability, Retirement or Cause or as a result of the Executive's death or by the Executive other than for good Reason;

(ii) a reduction by the Company in the Executive's base salary as in effect on the date hereof or as the same may be increased from time to time during the term of this Agreement or the Company's failure to increase (within 12 months of the Executive's last increase in base salary) the Executive's base salary after a Change in Control of the Company in an amount which at least equals, on a percentage basis, the average percentage increase in base salary for all officers of the company effected in the preceding 12 months.

(iii) any failure by the Company to continue in effect any benefit plan or arrangement (including, without limitation, the Company's 401(K) plan, nonqualified deferred compensation plan, profit sharing plan, group life insurance plan, and medical, dental, accident and disability plans) in which the Executive is participating at the time of a Change of Control (or any other plans providing the Executive with substantially similar benefits) (hereinafter referred to as "Benefit Plans"), or the taking of any action by the Company which would adversely affect the Executive's participation in or materially reduce the Executive's benefits under any such Benefit Plan or deprive the Executive of any material fringe benefit enjoyed by the Executive at the time of a Change in Control of the Company;

(iv) any failure by the Company to continue in effect any incentive plan or arrangement (including, without limitation, the Company's Officers Incentive Compensation Plan, Officers Long-Term Incentive Plan, bonus and contingent bonus arrangements and credits and the right to receive performance awards and similar incentive compensation benefits) in which the Executive is participating at the time of a Change of Control (or any other plans or arrangements providing him with substantially similar benefits) (hereinafter referred to as "Incentive Plans") or the taking of any action by the Company which would adversely affect the Executive's participation in any such Incentive Plan or materially reduce the Executive's benefits under any such Incentive Plan by reducing such benefits, when expressed as a percentage of his base salary, by more than 10 percentage points in any fiscal year as compared to the immediately preceding fiscal year;

(v) any failure by the Company to continue in effect any plan or arrangement to receive securities of the Company in which the Executive is participating at the time of a Change of Control (or plans or arrangements providing him with substantially similar benefits) (hereinafter referred to as "Securities Plans") or the taking of any action by the Company which would adversely affect the Executive's participation in or materially reduce the Executive's benefits under any such Securities Plan;

(vi) a relocation of the Company's principal executive offices to a location outside of Forest City, Iowa, or the Executive's relocation to any place other than the location at which the Executive performed the Executive's duties prior to a Change in Control of the Company, except for required travel by the Executive on the Company's business to an extent substantially consistent with the Executive's business travel obligations at the time of a Change in Control of the Company;

(vii) any failure by the Company to provide the Executive with the number of paid vacation days to which the Executive is entitled at the time of a Change in Control of the Company;

(viii) any material breach by the Company of any provision of this Agreement;

(ix) any failure by the Company to obtain the assumption of this Agreement by any successor or assign of the Company; or

(x) any purported termination of the Executive's employment which is not effected pursuant to a Notice of Termination satisfying the requirements of Section 3(e) below.

(e)   *Notice of Termination.*   Any termination by the Company pursuant to Section 3(a), (b) or (c) shall be communicated by a Notice of Termination. For purposes of this Agreement, a "Notice of Termination" shall mean a written notice which shall indicate those specific termination provisions in this Agreement relied upon and which sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Executive's employment under the provisions so indicated. For purposes of this Agreement, no such purported termination by the Company shall be effective without such Notice of Termination.

(f)   *Date of Termination.*   "Date of Termination" shall mean (a) if this Agreement is terminated by the Company for Disability, 30 days after Notice of Termination is given to the Executive (provided that the Executive shall not have returned to the performance of the Executive's duties on a full-time basis during such 30-day period) or (b) if the Executive's employment is terminated by the Company for any other reason, the date on which a Notice of Termination is given; *provided* that if within 30 days after any Notice of Termination is given to the Executive by the Company the Executive notified the Company that a dispute exists concerning the termination, the Date of Termination shall be the date the dispute is finally determined, whether by mutual agreement by the parties or upon final judgment, order or decree of a court of competent jurisdiction (the time for appeal therefrom having expired and no appeal having been perfected).

4.   **Severance Compensation upon Termination of Employment.** If the Company shall terminate the Executive's employment other than pursuant to Section 3(a), (b), or (c) or if the Executive shall terminate his employment for Good Reason, then the Company shall pay to the Executive as severance pay in a lump sum, in cash, on the fifth day following the Date of Termination, an amount equal to three (3) times the average of the aggregate annual compensation paid to the Executive during the three (3) fiscal years of the Company immediately preceding the Change of Control by the Company subject to United States income taxes (or, such fewer number of fiscal years if the Executive has not been employed by the Company during each of the preceding three (3) fiscal years).

5.   **Excise Tax - Payment Limitation.**

Notwithstanding anything in this Agreement or any written or unwritten policy of the Company to the contrary, (i) if it shall be determined that any payment or distribution by the Company to or for the benefit of the Executive, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement, any other agreement between the Company and the Executive or otherwise (a "Payment"), would be subject to the excise tax imposed by section 4999 of the Internal Revenue Code of 1986, as amended, (the "Code") or any interest or penalties with respect to such excise tax (such excise tax, together with any such interest and penalties, are hereinafter collectively referred to as the "Excise Tax"), or (ii) if the Executive shall otherwise become obligated to pay the Excise Tax in respect of a Payment, then an analysis shall be conducted to determine if the amount payable pursuant to this Agreement, in combination with any other payments, when taking into consideration the payment of the Excise Tax, exceeds the amount that would otherwise be payable if the Excise Tax was not applicable. If after the analysis the net amount received by the Executive after deducting the Excise Tax is greater than the maximum amount payable that would avoid the imposition of the Excise Tax, then the Company shall pay to the Executive the amount called for in this Agreement. However, if the net amount received by the Executive after paying the Excise Tax would be less than the amount if the payment did not exceed an amount that would subject it to the Excise Tax, the lower amount shall be paid. The intent of this provision is to insure that the Executive, regardless of the Excise Tax, receives the largest net payment possible. The parties acknowledge that the Executive is solely responsible for the payment of any Excise Tax that is assessed based upon a payment made pursuant to this Agreement or any other payment made by the Company pursuant to any other plan or obligation.

6.   **No Obligation To Mitigate Damages; No Effect on Other Contractual Rights**.

(a) The Executive shall not be required to mitigate damages or the amount of any payment provided for under this Agreement by seeking other employment or otherwise, nor shall the amount of any payment provided for under this Agreement be reduced by any compensation earned by the Executive as the result of employment by another employer after the Date of Termination, or otherwise.

(b) The provisions of this Agreement, and any payment provided for hereunder, shall not reduce any amounts otherwise payable, or in any way diminish the Executive's existing rights, or rights which would accrue solely as a result of the passage of time, under any Benefit Plan, Incentive Plan or Securities Plan, employment agreements or other contract, plan or arrangement.

7. **Successor to the Company.**

(a) The Company will require any successor or assign (whether direct or indirect, by purchase, merger, consolidation or otherwise) of all or substantially all of the business and/or assets of the Company, by agreement in form and substance satisfactory to the Executive, expressly, absolutely and unconditionally to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession or assignment had taken place. Any failure of the Company to obtain such agreement prior to the effectiveness of any such succession or assignment shall be a material breach of this Agreement and shall entitle the Executive to terminate the Executive's employment for Good Reason. As used in this Agreement, "Company" shall mean the Company as hereinbefore defined and any successor or assign to its business and/or assets as aforesaid which executes and delivers the agreement provided for in this Section 7 or which otherwise becomes bound by all the terms and provisions of this Agreement by operation of law.

(b) This Agreement shall inure to the benefit of and be enforceable by the Executive's personal and legal representatives, executors, administrators, successors, heirs, distributes, devisees and legatees. If the Executive should die while any amounts are still payable to him hereunder, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to the Executive's devisee, legatee, or other designee or, if there be no such designee, to the Executive's estate.

8. **No Guaranty of Employment**. Nothing in this Agreement shall be deemed to entitle the Executive to continued employment with the Company prior to a Change of Control, and the rights of the Company to terminate the employment of the Executive, prior to a Change of Control, shall continue as fully as if this Agreement were not in effect.

9. **Notice**. For purposes of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when delivered or mailed by United States registered mail, return receipt registered, postage prepaid, as follows:

If to the Company:

> Winnebago Industries, Inc.
> Attn: Chairman of the Board
> 605 W. Crystal Lake Road
> P.O. Box 152
> Forest City, Iowa 50436

If to the Executive:

At the most recent address on file with Human Resources or such other address as either party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

10. **Miscellaneous**. No provisions of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing signed by the Executive and the Company. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not set forth expressly in this Agreement. This Agreement shall be governed by and construed in accordance with the laws of the State of Iowa.

11. Validity. The invalidity or unenforceability of any provisions of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

12. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

13. Legal Fees and Expenses. The Company shall pay all legal fees and expenses which the Executive may incur as a result of the Company's contesting the validity, enforceability or the Executive's interpretation of, or determinations under, this Agreement.

14. Confidentiality. The Executive shall retain in confidence any and all confidential information known to the Executive concerning the Company and its business so long as such information is not otherwise publicly disclosed.

15. Section 409A. This Agreement is intended to satisfy the short-term deferral exception to Internal Revenue code Section 409A and the regulations thereunder. This Agreement shall be administered accordingly; and if necessary, amended to ensure satisfaction of the short-term deferral exception.

(REST OF PAGE INTENTIONALLY LEFT BLANK)

IN WITNESS WHEREOF, the parties have executed this agreement on the date set out above.

COMPANY:

WINNEBAGO INDUSTRIES, INC.

By: */s/ Michael J. Happe*
 　　Michael J. Happe
 　　Chief Executive Officer

EXECUTIVE:

/s/ Donald Clark
Donald Clark

October 2, 2016

Project Octavius
Commitment Letter

Winnebago Industries, Inc.
605 W. Crystal Lake Road
Forest City, Iowa 50436
Attention: Sarah Nielsen, Chief Financial Officer

Ladies and Gentlemen:

You have advised JPMorgan Chase Bank, N.A. ("JPMorgan" or the "Commitment Party" or "us" or "we") that Winnebago Industries, Inc., an Iowa corporation ("you" or the "Company"), intends to enter into the transactions described in the Transaction Summary attached hereto as Exhibit A (the "Transactions"). Capitalized terms used but not defined herein are used with the meanings assigned to them on the Exhibits attached hereto (such Exhibits, together with this letter, collectively, the "Commitment Letter").

1. **Commitments**

In connection with the Transactions, JPMorgan is pleased to advise you of its commitment to provide 100% of the aggregate amount of the Credit Facilities upon the terms and conditions set forth in this letter and Exhibits B, C and D hereto (the Summary of Terms and Conditions set forth on each of Exhibits B and C hereto are collectively referred to herein as the "Term Sheets").

2. **Titles and Roles**

It is agreed that JPMorgan will act as sole lead arranger and sole bookrunner for the Credit Facilities (acting in such capacities, the "Lead Arranger") and JPMorgan will act as sole administrative agent for the Credit Facilities.

Notwithstanding the foregoing, the Company agrees that JPMorgan may perform its responsibilities hereunder through its affiliate, J.P. Morgan Securities LLC.

You agree that no other agents, co-agents, arrangers, co-arrangers, bookrunners, co-bookrunners, managers or co-managers will be appointed, no other titles will be awarded and no compensation (other than that expressly contemplated by the Term Sheets and Fee Letters referred to below) will be paid in connection with the Credit Facilities unless you and we shall so reasonably agree (it being understood and agreed that no other agent, co-agent, arranger, co-arranger, bookrunner, co-bookrunner, manager or co-manager shall be entitled to greater economics in respect of the Credit Facilities than JPMorgan.

In consideration of JPMorgan's agreement to structure and arrange the Credit Facilities, you agree to offer JPMorgan the right to act as escrow agent in connection with any of the transactions contemplated hereby. If JPMorgan agrees to act in such capacity, the Company and JPMorgan will enter into the appropriate form of agreement relating to the escrow arrangement involved and containing customary terms and conditions acceptable to the Company and JPMorgan, including provisions relating to the scope of JPMorgan's services, JPMorgan's compensation or other appropriate financial arrangements and an indemnification of JPMorgan.

3. **Syndication**

The Lead Arranger intends to syndicate the Term Loan Facility and reserves the right to syndicate the ABL Facility in each case to a group of banks, financial institutions and other institutional lenders identified by them in consultation with you (such banks, financial institutions and other institutional lenders, together with the Commitment Party, the "Lenders"); provided that (a) the Lead Arranger will not syndicate or offer the opportunity to acquire a commitment or provide any portion of the Credit Facilities, to any Disqualified Lenders (as defined below), (b) solely with respect to the ABL Facility, the Lead Arranger will not syndicate or offer the opportunity to acquire a commitment or provide any portion of such facility, to any bank, financial institution or other institutional lender unless such bank, financial institution or other institutional lender is reasonably approved by you (such approval not to be unreasonably withheld, delayed or conditioned) and (c) notwithstanding the Lead Arranger's right to syndicate the Credit Facilities and receive commitments with respect thereto, (i) the Commitment Party shall not be relieved, released or novated from its obligations hereunder (including its obligation to fund the Credit Facilities on the Closing Date) in connection with any syndication, assignment or participation of the Credit Facilities, including its commitments in respect thereof, until after the Closing Date has occurred, (ii) no assignment or novation by the Commitment Party shall become effective as between you and the Commitment Party with respect to all or any portion of the Commitment Party's commitments in respect of the Credit Facilities until the initial funding of the Credit Facilities and (iii) unless you otherwise agree in writing, the Commitment Party shall retain exclusive control over all rights and obligations with respect to its commitment in respect of the Credit Facilities, including all rights with respect to consents, modifications, supplements, waivers and amendments, until the Closing Date has occurred. For purposes of this Commitment Letter, the term "Disqualified Lender" shall mean (x) any entity separately identified in writing (i) prior to the date hereof on the "Disqualified Lender" list provided by you to us or (ii) after the date hereof in a supplement to the "Disqualified Lender" list provided the addition of such entity to such list is reasonably acceptable to the Commitment Party, (y) any entity reasonably determined by the Company to be a competitor of the Company, the Target or any of their respective Subsidiaries (each, a "Competitor"), in each case that is identified by name in writing on the "Disqualified Lender" list or in a supplement to the "Disqualified Lender" list provided to the Lead Arranger from time to time after the date hereof and (z) in the case of the foregoing clauses (x) and (y), any affiliate of such entity, which affiliate is either (i) clearly identifiable as such based solely on the similarity of its name and is not a bona fide debt investment fund or (ii) identified as an affiliate in writing after the date hereof in a written supplement to the "Disqualified Lender" list and is not a bona fide debt investment fund; provided that any supplement to the "Disqualified Lender" list shall become effective three (3) business days after delivery to the Lead Arranger, but which supplement shall not apply retroactively to disqualify any entities that have previously acquired a commitment or a participation in the Credit Facilities in accordance with the terms of this Commitment Letter or the Credit Documentation; provided, further that, no supplements shall be made to the "Disqualified Lender" list from and including the date of the launch of primary syndication of the Credit Facilities through and including the Syndication Date.

The Lead Arranger intends to commence syndication efforts promptly, and, until the earlier to occur of (x) the date that is 60 days following the Closing Date and (y) a Successful Syndication (as defined in the Arranger Fee Letter) (such earlier date, the "Syndication Date"), you agree to assist (and, to the extent not in contravention of the Purchase Agreement, to use your commercially reasonable efforts to cause the Target and its subsidiaries to actively assist) the Lead Arranger in completing a syndication reasonably satisfactory to the Lead Arranger and you. Such assistance shall include (A) your using commercially reasonable efforts to ensure that the syndication efforts benefit from your affiliates' existing banking relationships, (B) direct contact between appropriate members of your senior management and advisors and the proposed Lenders (and, to the extent not in contravention of the Purchase Agreement, using your commercially reasonable efforts to ensure such contact between senior management of the Target and the proposed Lenders), in all such cases at times and locations to be mutually agreed upon, (C) your preparing and providing to the Commitment Party (and, to the extent not in contravention of the Purchase Agreement, using commercially reasonable efforts to cause the Target to prepare and provide) all customary information with respect to you and your subsidiaries and the Target and its subsidiaries and the Transactions, including all customary financial information and "Projections" (as defined below), as the Commitment Party may reasonably request in connection with the arrangement and syndication of the Credit Facilities and your assistance (and, to the extent not in contravention of the Purchase Agreement, using your commercially reasonable efforts to cause the Target to assist) in the preparation of one or more confidential information memoranda or lender slides (each, a "Confidential Information Memorandum") and other customary marketing materials to be used in connection with the syndication (all such information, memoranda and material, "Information Materials"), (D) prior to the launch of the syndication, using your commercially reasonable efforts to procure a public corporate credit rating and a public corporate family rating in respect of the Company from Standard & Poor's Ratings Services ("S&P") and Moody's Investors Service, Inc. ("Moody's"), respectively, and ratings for each of the Credit Facilities from each of S&P and Moody's, (E) your hosting, with the Commitment Party, of one or more meetings of prospective Lenders at times and locations to be mutually agreed (and, to the extent not in contravention of the Purchase Agreement, using your commercially reasonable efforts to cause the senior management of the Target to be available for such meetings) and (F) your ensuring that, prior to the Syndication Date, there is no competing offering, placement, arrangement or syndication of any debt securities (other than as contemplated in the Fee Letters) or bank financing or other credit facilities (other than the Credit Facilities or any "Permitted Surviving Debt" (as defined below)) or announcement thereof by or on behalf of you and your subsidiaries that could reasonably be expected to have an adverse effect on our syndication of the Credit Facilities and your using commercially reasonable efforts to ensure that there is no competing offering, placement, arrangement or syndication of any debt securities or bank financing or other credit facilities or announcement thereof by or on behalf of the Target and its subsidiaries (other than the Credit Facilities or any Permitted Surviving Debt), in all cases under this clause (F), if such offering, placement, arrangement or syndication could reasonably be expected to materially impair our syndication of the Credit Facilities. For purposes of this Commitment Letter and the Credit Documentation, the term "Permitted Surviving Debt" shall mean (i) purchase money indebtedness, capital leases and equipment financings of the Target and its Subsidiaries that will remain outstanding following the Closing Date, (ii) intercompany indebtedness among the Target and its subsidiaries, (iii) other ordinary course working capital facilities of the Target and its subsidiaries that will be repaid in full and terminated on or prior to the Closing Date, (iv) any indebtedness specifically contemplated by the Purchase Agreement to remain outstanding following the Closing Date and (v) other customary indebtedness that is permitted to be outstanding by the terms of the Credit Documentation or is otherwise reasonably agreed by you and the Commitment Party to remain outstanding following the Closing Date.

Upon the reasonable request of the Commitment Party, you will furnish, and to the extent not in contravention of the Purchase Agreement, use your commercially reasonable efforts to cause the Target to furnish, for no fee, to the Commitment Party an electronic version of your and your subsidiaries' and the Target's and its subsidiaries' trademarks, service marks and corporate logos for use in marketing materials for the purpose of facilitating the syndication of the Credit Facilities (the "License"); provided, however, that the License shall be used solely for the purpose described above and may not be assigned or transferred. You hereby authorize the Commitment Party to download copies of the Company's trademark logos from its website and post copies thereof on the IntraLinks site, SyndTrak site or similar workspace established by JPMorgan to syndicate the Credit Facilities and use the logos on any Confidential Information Memorandum, presentations and other marketing materials prepared in connection with the syndication of the Credit Facilities or in any advertisements (to which you consent, such consent not to be unreasonably withheld, delayed or conditioned) that the Commitment Party may place after the closing of any of the Credit Facilities in financial and other newspapers and journals, or otherwise, at its own expense describing its services to the Company hereunder. Without limiting your obligations to assist with syndication efforts as set forth in this paragraph, we agree that (except for purposes of determining whether a Successful Syndication has been achieved under the market flex provisions of the Arranger Fee Letter) we will not be released from our commitment hereunder in connection with any syndication or assignment to any Lender

3

unless **(A) (i)** you have consented to such syndication or assignment in writing (such consent not to be unreasonably withheld, delayed or conditioned) and **(ii)** any such Lender has entered into customary amendment, restatement or joinder documentation (in form and substance reasonably satisfactory to JPMorgan and you) with respect to this Commitment Letter committing to provide a portion of the Credit Facilities (in which case our commitments hereunder shall be reduced at such time by an amount equal to the commitment assumed by such Lender) or **(B)** such Lender shall have entered into the applicable Credit Documentation and funded the portion of the Credit Facilities required to be funded by it on the Closing Date. Notwithstanding anything to the contrary contained in this Commitment Letter or the Fee Letters or any other letter agreement or undertaking concerning the financing of the Transactions to the contrary, your obligations to assist in syndication efforts as provided herein shall not constitute a condition to the commitments hereunder or the funding of the Credit Facilities on the Closing Date and it is understood that the Commitment Party's commitment hereunder is not conditioned upon the syndication of, or receipt of commitments in respect of, the Credit Facilities and in no event shall the commencement or successful completion of syndication of the Credit Facilities constitute a condition to the availability of the Credit Facilities on the Closing Date.

The Lead Arranger will manage, in consultation with you, all aspects of the syndication, including decisions as to the selection of institutions to be approached and when they will be approached, when commitments will be accepted, which institutions will participate, the allocation of the commitments among the Lenders and the amount and distribution of fees among the Lenders, in all cases, subject to the provisions hereof with respect to Disqualified Lenders. You hereby acknowledge and agree that the Lead Arranger will have no responsibility other than to arrange the syndication as set forth herein and in no event shall the Commitment Party be subject to any fiduciary or other implied duties in connection with the transactions contemplated hereby.

At the request of the Commitment Party, you agree to assist in the preparation of a version of each Confidential Information Memorandum or other Information Material (a "<u>Public Version</u>") consisting exclusively of information with respect to you, your affiliates, the Target and its subsidiaries and the Acquisition that is either publicly available or not material with respect to you and your affiliates, the Target and its subsidiaries, any of your or their respective securities or the Acquisition for purposes of United States federal and state securities laws or that would reasonably be expected to be included in an offering memorandum for an offering of high yield debt securities under Rule 144A concurrent with the syndication of the Credit Facilities (such information, "<u>Non-MNPI</u>"). Such Public Versions, together with any other information prepared by you or the Target or your or its affiliates or representatives and conspicuously marked "Public" (collectively, the "<u>Public Information</u>"), which at a minimum means that the word "Public" will appear prominently on the first page of any such information, may be distributed by us to prospective Lenders who have advised us that they wish to receive only Non-MNPI ("<u>Public Side Lenders</u>"). You acknowledge and agree that, in addition to Public Information and unless you promptly notify us otherwise, (a) drafts and final definitive documentation with respect to the Credit Facilities, (b) marketing term sheets and administrative materials prepared by the Commitment Party for prospective Lenders (such as a lender meeting invitation, allocations and funding and closing memoranda), and (c) notifications of changes in the terms of the Credit Facilities may be distributed to Public Side Lenders. You acknowledge that the Commitment Party's public-side employees and representatives who are publishing debt analysts may participate in any meetings held pursuant to <u>clause (E)</u> of the third preceding paragraph; <u>provided</u> that, such analysts shall not publish any information obtained from such meetings **(i)** until the syndication of the Credit Facilities has been completed upon the making of allocations by the Lead Arranger and the Lead Arranger freeing the Credit Facilities to trade or **(ii)** in violation of any confidentiality agreement between you and the Commitment Party.

In connection with our distribution to prospective Lenders of any Confidential Information Memorandum and, upon our request, any other Information Materials, you will execute and deliver to us a customary authorization letter authorizing such distribution and, in the case of any Public Version thereof or other Public Information, representing that it only contains Non-MNPI. Each Confidential Information

Memorandum will be accompanied by a disclaimer exculpating you and us with respect to any use thereof and of any related Information Materials by the recipients thereof.

For the avoidance of doubt, you will not be required to provide any information to the extent that the provision thereof would violate any law, rule or regulation, or any obligation of confidentiality binding on you or your affiliates; <u>provided</u> that, at the reasonable request of the Commitment Party, you shall use commercially reasonable efforts to obtain the relevant consents under such obligations of confidentiality to allow for the provision of such information.

4. **Information**

You hereby represent and warrant that (with respect to any information relating to the Target and its subsidiaries, to your knowledge) (a) all written information (including all Information Materials), other than the Projections, other forward-looking information, budgets, forecasts, estimates and information of a general economic or industry specific nature (the "<u>Information</u>"), that has been or will be made available to us by you or, at your direction, by any of your representatives in connection with the transactions contemplated hereby, when taken as a whole, after giving effect to all supplements and updates thereto provided through the date furnished, does not or will not, when furnished to us, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made (when taken as a whole and after giving effect to all supplements and updates thereto provided through the date furnished) and (b) the financial projections and other forward-looking information (the "<u>Projections</u>") that have been or will be made available to us by you or, at your direction, by any of your representatives in connection with the transactions contemplated hereby have been or will be prepared in good faith based upon assumptions believed by you to be reasonable at the time furnished to us (it being understood that (i) the Projections are as to future events and are not to be viewed as facts, and that actual results during the period or periods covered by any such Projections may differ significantly from the projected results and such differences may be material and (ii) the Projections are subject to significant uncertainties and contingencies and no assurance can be given that the projected results will be realized). You agree that if, at any time prior to the later of (x) Closing Date and (y) the Syndication Date, you become aware that any of the representations in the preceding sentence would be incorrect in any material respect if the information and Projections were being furnished, and such representations were being made, at such time, then you will (or, with respect to the Information and Projections relating to the Target and its subsidiaries, to the extent not in contravention of the Purchase Agreement, will use commercially reasonable efforts to) promptly supplement, or cause to be supplemented, the Information and the Projections so that (with respect to Information and Projections relating to the Target and its subsidiaries, to your knowledge) such representations will be correct in all material respects under those circumstances. You understand that in arranging and syndicating the Credit Facilities we may use and rely on the Information and Projections without independent verification thereof.

5. **Fees**

As consideration for the commitments and agreements of the Commitment Party hereunder, you agree to pay or cause to be paid the nonrefundable fees described in the Arranger Fee Letter (the "<u>Arranger Fee Letter</u>") and the Administrative Agent Fee Letter (the "<u>Administrative Agent Fee Letter</u>"), in each case dated the date hereof and delivered herewith (the "<u>Fee Letters</u>" and each a "<u>Fee Letter</u>") on the terms and subject to the conditions set forth therein.

6. **Conditions**

The Commitment Party's commitments and agreements hereunder are subject solely to the satisfaction (or waiver by the Commitment Party) of solely the conditions set forth in this Section 6, in

Exhibit D, in **Exhibit B** under the heading "Certain Conditions - Initial Conditions" and in **Exhibit C** under the heading "Certain Conditions - Conditions Precedent".

Notwithstanding anything in this Commitment Letter, the Fee Letters or the definitive documentation for the Credit Facilities (the "**Credit Documentation**") to the contrary, (a) the only representations relating to you and your subsidiaries and the Target and its subsidiaries and their respective businesses the accuracy of which shall be a condition to availability of the Credit Facilities on the Closing Date shall be (i) such of the representations made by or on behalf of the Target in the Purchase Agreement as are material to the interests of the Lenders, but only to the extent that the accuracy of any such representation is a condition to your (or any of your affiliates') obligations to close the Acquisition under the Purchase Agreement or you (or any of your affiliates) have the right to terminate your (or any of your affiliates') obligations under the Purchase Agreement or decline to consummate the Acquisition as a result of a breach of such representations in the Purchase Agreement (the "**Purchase Agreement Representations**") and (ii) the Specified Representations (as defined below), and (b) the terms of the Credit Documentation shall be in a form such that they do not impair the availability of the Credit Facilities on the Closing Date if the conditions set forth in this Section 6, in **Exhibit D**, in **Exhibit B** under the heading "Certain Conditions - Initial Conditions" and in **Exhibit C** under the heading "Certain Conditions - Conditions Precedent", in each case, limited on the Closing Date as indicated therein, are satisfied (or waived by the Commitment Party) (it being understood that, to the extent any collateral (including the grant or perfection of any security interest) referred to in the Term Sheets is not or cannot be provided on the Closing Date (other than the grant and perfection of security interests (i) in assets with respect to which a lien may be perfected solely by the filing of a financing statement under the Uniform Commercial Code ("**UCC**"), or (ii) in the equity interests, if any, of the Target or the wholly owned material subsidiaries of the Target (to the extent required by the Term Sheets (provided that such equity securities will be required to be delivered on the Closing Date only to the extent received from the Company after your use of commercially reasonable efforts to do so)) with respect to which a lien may be perfected by the delivery of an equity certificate) after your use of commercially reasonable efforts to do so or without undue burden or expense, then the provision and perfection of such collateral shall not constitute a condition precedent to the availability and initial funding of the Credit Facilities on the Closing Date, but may instead be provided after the Closing Date pursuant to arrangements to be mutually agreed by the Administrative Agents and the Company). For purposes hereof, "**Specified Representations**" means the representations and warranties referred to in the Term Sheets relating to corporate or other organizational existence, organizational power and authority of the Company and the Guarantors to enter into and perform the Credit Documentation, due authorization, execution and delivery by the Company and the Guarantors of, performance of, and enforceability against the Company and the Guarantors of, the Credit Documentation, effectiveness, validity and perfection of first priority (subject to permitted liens) liens under the security documents (subject to the limitations set forth in the preceding sentence), no conflicts of the Credit Documentation with the organizational documents of the Company and the Guarantors, use of proceeds not violating margin regulations, anti-corruption laws, sanctions and the PATRIOT Act, Investment Company Act, solvency as of the Closing Date (after giving effect to the Transactions) of the Company and its subsidiaries on a consolidated basis (solvency to be defined in a manner consistent with the manner in which solvency is determined in the solvency certificate to be delivered pursuant to paragraph 1(b) of **Exhibit D**), Federal Reserve margin regulations and anti-corruption laws and sanctions. Notwithstanding anything in this Commitment Letter or the Fee Letters to the contrary, the only conditions to availability and initial funding of the Credit Facilities on the Closing Date are set forth in this Section 6, in **Exhibit D**, in **Exhibit B** under the heading "Certain Conditions - Initial Conditions" and in **Exhibit C** under the heading "Certain Conditions - Conditions Precedent", in each case, limited on the Closing Date as indicated therein. This paragraph, and the provisions herein, shall be referred to as the "**Limited Conditionality Provision**".

7. **Indemnification and Expenses**

You agree (a) to indemnify and hold harmless the Commitment Party, its affiliates and their respective directors, officers, employees, advisors, affiliates, agents and other representatives (each, an "<u>indemnified person</u>") from and against any and all losses, claims, damages and liabilities to which any such indemnified person may become subject, to the extent arising out of or in connection with this Commitment Letter, the Fee Letters, the Credit Facilities, the use of the proceeds thereof or the Acquisition and the Transactions or any claim, litigation, investigation or proceeding relating to any of the foregoing (each a "<u>Proceeding</u>"), regardless of whether any indemnified person is a party thereto, whether or not such Proceedings are brought by you, your equity holders, affiliates, creditors or any other person, and to reimburse each indemnified person upon demand for any reasonable and documented out-of-pocket legal expenses of one firm of counsel for all such indemnified persons, taken as a whole and, if relevant, of a single local counsel in each applicable jurisdiction (which may include a single special counsel acting in multiple jurisdictions) for all such indemnified persons, taken as a whole, and, solely in the case of a conflict of interest, where the indemnified person affected by such conflict notifies you of the existence of such conflict and thereafter retains its own counsel, another firm of counsel for such affected indemnified person) and other reasonable and documented out-of-pocket fees and expenses incurred in connection with investigating or defending any of the foregoing, provided that the foregoing indemnity will not, as to any indemnified person, apply to losses, claims, damages, liabilities or related expenses to the extent that they have arisen from the willful misconduct, bad faith or gross negligence of such indemnified person or any of such indemnified person's affiliates or any of its or their respective Controlled Related Parties (as defined below) or their successors (as determined by a final, non-appealable judgment of a court of competent jurisdiction), (ii) a material breach by such indemnified person or any of such indemnified person's affiliates or any of its or their respective Controlled Related Parties of any of its or their respective obligations under this Commitment Letter (as determined by a final, non-appealable judgment of a court of competent jurisdiction pursuant to a claim initiated by you), including the Commitment Party's obligations to fund the Credit Facilities on the Closing Date if so required in accordance with the provisions of this Commitment Letter or (iii) disputes solely between and among indemnified persons not arising from any act or omission of the Company or any of its affiliates (other than claims against an indemnified person acting in its capacity as an agent or arranger or similar role under the Credit Facilities), and (b) regardless of whether the Closing Date occurs, to reimburse the Commitment Party and its affiliates from time to time, upon presentation of a summary statement, for all reasonable and documented out-of-pocket expenses (including but not limited to due diligence expenses, expenses of the Commitment Party's consultants' fees (to the extent any such consultant has been retained with your prior written consent (such consent not to be unreasonably withheld or delayed)), syndication expenses, travel expenses and reasonable fees, disbursements and other charges of a single counsel to the Commitment Party and of a single local counsel to the Commitment Party in each relevant jurisdiction (which may include a single special counsel acting in multiple jurisdictions) and of such other counsel retained with your prior written consent (such consent not to be unreasonably withheld or delayed)), in each case incurred in connection with the Credit Facilities and any related documentation (including this Commitment Letter and the Credit Documentation) or the administration, amendment, modification, waiver or enforcement thereof. It is further agreed that the Commitment Party shall only have liability to you (as opposed to any other person).

No indemnified person shall be liable for any damages directly or indirectly arising from the use by others of Information or other materials obtained through electronic, telecommunications or other information transmission systems, including, without limitation, SyndTrak, Intralinks, the internet, email or similar electronic transmission systems, except to the extent any such damages are found by a final, non-appealable judgment of a court of competent jurisdiction to arise from the gross negligence, bad faith or willful misconduct of such indemnified person (or any of its Controlled Related Parties). None of the indemnified persons or you, the Target or any of your or their respective affiliates or the respective directors, officers, employees, advisors, agents or other representative of the foregoing or any successor or assign of the foregoing shall be liable for any indirect, special, punitive or consequential damages in connection with this Commitment Letter, the Fee Letters, the Credit Facilities or the transactions contemplated hereby, provided that nothing contained in this sentence shall limit your indemnity obligations to the extent set forth in this Section 7. The foregoing provisions in this Section 7 shall be superseded in each case, to the extent covered thereby, by the applicable provisions contained in the Credit Documentation upon execution thereof and thereafter shall have no further force and effect. As used above, a "Controlled Related Party" of any person or entity means (1) any controlling person or controlled affiliate of such indemnified person, (2) the respective directors, officers or employees of such indemnified person or any of its controlling persons or controlled affiliates and (3) the respective agents, advisors and representatives of such indemnified person or any of its controlling persons or controlled affiliates, in the case of this clause (3), acting on behalf of or at the instructions of such indemnified person, controlling person or such controlled affiliate; provided that each reference to a controlling person, controlled affiliate, director, officer or employee in this sentence pertains to a controlling person, controlled affiliate, director, officer or employee involved in the structuring, arrangement, negotiation or syndication of this Commitment Letter and the Credit Facilities.

8. **Sharing of Information, Absence of Fiduciary Relationship, Affiliate Activities**

You acknowledge that the Commitment Party and its affiliates may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests regarding the transactions described herein and otherwise. You further acknowledge that the Commitment Party (or an affiliate) is a full service securities or banking firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services and such person may from time to time provide investment banking and other financial services to, and effect transactions for, its own or its affiliates' account or the account of customers, and hold positions in loans, securities or options on loans or securities of you, the Target, your or the Target's respective affiliates, of other companies that may be the subject of the transactions contemplated by this Commitment Letter and of other companies with which you may have commercial or other relationships. You further acknowledge that the Commitment Party has no obligation to you or your affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein or in any other express writing executed and delivered by the Commitment Party and you or any such affiliate (including the Credit Documentation). With respect to any securities and/or financial instruments so held by the Commitment Party (or an affiliate) or any of its customers, all rights in respect of such securities and financial instruments, including any voting rights, will be exercised by the holder of the rights, in its sole discretion. In addition, neither the Commitment Party nor any of its affiliates will use confidential information obtained from you or your affiliates or on your or their behalf by virtue of the transactions contemplated hereby in connection with the performance by the Commitment Party and its affiliates of services for other companies or persons and neither any Commitment Party nor any of its affiliates will furnish any such information to any of its other customers. You also acknowledge that the Commitment Party and its affiliates have no obligation to use in connection with the transactions contemplated hereby, or to furnish to you, confidential information obtained from other companies or persons.

The Commitment Party may employ the services of its affiliates in providing certain services hereunder and, in connection with the provision of such services, may exchange with such affiliates information concerning you and the other companies that may be the subject of the transactions contemplated by this Commitment Letter, and, to the extent so employed, such affiliates shall be entitled to the benefits, and subject to the confidentiality obligations, of the Commitment Party hereunder.

The Commitment Party is acting solely in the capacity of an arm's length contractual counterparty to the Company with respect to the Credit Facilities (including in connection with determining the terms of the Credit Facilities) and not as a financial advisor or a fiduciary to, or an agent of, the Company or any other person. The Company agrees that it will not assert any claim against the Commitment Party based on an alleged breach of fiduciary duty by the Commitment Party in connection with this Commitment Letter and the transactions contemplated hereby. The Company acknowledges and agrees that the Commitment Party is not advising the Company as to any legal, tax, investment, accounting, regulatory or any other matters in any jurisdiction. The Company shall consult with its own advisors concerning such matters and shall be responsible for making its own independent investigation and appraisal of the transactions contemplated hereby, and the Commitment Party shall have no responsibility or liability to the Company with respect thereto. Any review by the Commitment Party of the Company, the Target, the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of the Commitment Party and its affiliates, and shall not be on behalf of the Company. It is understood that this paragraph shall not apply to or modify or otherwise affect any arrangement with any financial advisor separately retained by you or any of your affiliates in connection with the Acquisition, in its capacity as such.

9. **Confidentiality**

This Commitment Letter is delivered to you on the understanding that neither this Commitment Letter nor the Fee Letters nor any of their terms or substance shall be disclosed by you, directly or indirectly, to any other person except (a) you and your officers, directors, employees, affiliates, members, partners, stockholders, attorneys, accountants, agents and advisors and those of the Target and its subsidiaries and the Target itself, in each case on a confidential and need-to-know basis (provided that any disclosure of the Fee Letters or their terms or substance to the Target or its officers, directors, employees, attorneys, accountants, agents or advisors shall be redacted as to the amount of fees and other economic terms of the market flex provisions in a customary manner, unless the Commitment Party shall otherwise agree), (b) in any legal, judicial or administrative proceeding or as otherwise required by applicable law or regulation or as requested by a governmental authority (in which case you agree, to the extent practicable and not prohibited by applicable law, to inform us promptly in advance thereof), (c) upon notice to the Commitment Party, this Commitment Letter and the existence and contents hereof (but not the Fee Letters or the contents thereof, other than the aggregate fee amount contained in the Fee Letters as part of the Projections, pro forma information or a generic disclosure of aggregate sources and uses related to fee amounts related to the Transactions to the extent customary or required in offering and marketing materials for the Credit Facilities or in any public or regulatory filing requirement (including any filing requirement of the Securities and Exchange Commission) relating to the Transactions (and only to the extent aggregated with all other fees and expenses of the Transactions and not presented as an individual line item unless required by applicable law, rule or regulation)) may be disclosed in any syndication or other marketing material in connection with the Credit Facilities or in connection with any public filing requirement, (d) the Term Sheets may be disclosed to Lenders and potential Lenders and to any rating agency in connection with the Acquisition and the Credit Facilities and (e) with the Commitment Party's prior written consent (which shall not be unreasonably withheld, conditioned or delayed); provided that the foregoing restrictions shall cease to apply in respect to the existence and contents of this Commitment Letter (but not in respect of the Fee Letters and their terms and substance) after this Commitment Letter has been accepted by you.

The Commitment Party shall use all nonpublic information received by them in connection with the Acquisition and the related transactions solely for the purposes of providing the services that are the subject of this Commitment Letter and shall treat confidentially all such information; provided, however, that nothing herein shall prevent the Commitment Party from disclosing any such information (a) to rating agencies, (b) to any Lenders or participants or prospective Lenders or participants (and such actual or prospective Lenders or participants shall also be permitted to receive the "Disqualified Lender" list and supplements thereto), (c) in any legal, judicial or administrative proceeding or other compulsory process or as required by applicable law or regulations (in which case the Commitment Party shall promptly notify you, in advance, to the extent permitted by law), (d) upon the request or demand of any governmental or regulatory authority having jurisdiction over the Commitment Party or its affiliates (in which case the Commitment Party agrees, to the extent practicable and not prohibited by applicable law, to inform you promptly thereof prior to disclosure (except with respect to any audit or examination conducted by bank accountants or any governmental bank regulatory authority exercising examination or regulatory authority or regulation)), (e) to the employees, officers, directors, legal counsel, independent auditors, professionals and other experts or agents of the Commitment Party (collectively, "Representatives") who are informed of the confidential nature of such information and are or have been advised of their obligation to keep information of this type confidential on terms that are substantially identical to the terms set forth herein (provided that the Commitment Party shall be responsible for the compliance of its affiliates and Representatives with the provisions of this paragraph), (f) to any of its respective affiliates (**provided** that any such affiliate is advised of its obligation to retain such information as confidential on terms that are substantially identical to the terms set forth herein, and the Commitment Party shall be responsible for its affiliates' compliance with this paragraph) solely in connection with the Transactions and any related transactions, (g) to the extent any such information becomes publicly available other than by reason of disclosure by the Commitment Party, its affiliates or Representatives in breach of this Commitment Letter or breach by any other party of any confidentiality obligation known by the Commitment Party to exist in favor of you, the Target or your or its affiliates, (h) for purposes of establishing a "due diligence" defense, (i) to the extent that such information is received by the Commitment Party from a third party that is not known by the Commitment Party to be subject to confidentiality obligations to you or your affiliates, (j) to enforce its respective rights hereunder or under the Fee Letters or (k) to the extent such information was independently developed by the Commitment Party without reliance on confidential information; **provided** that the disclosure of any such information to any Lenders or prospective Lenders or participants or prospective participants referred to above shall be made subject to the acknowledgment and acceptance by such Lender or prospective Lender or participant or prospective participant that such information is being disseminated on a confidential basis on terms that are substantially identical to the terms set forth herein and in accordance with the standard syndication processes of the Commitment Party or customary market standards for dissemination of such type of information. The Commitment Party's obligations under this paragraph shall remain in effect until the earlier of (x) the date that is two years from the date hereof and (y) the date the Credit Documentation becomes effective, at which time our obligations under this paragraph shall automatically terminate and be superseded by the confidentiality provisions in the Credit Documentation upon the execution and delivery thereof.

10. **Miscellaneous**

This Commitment Letter shall not be assignable by any party hereto without the prior written consent of each other party hereto (which consent shall not be unreasonably withheld, conditioned or delayed) (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto and the indemnified persons and is not intended to and does not confer any benefits upon, or create any rights in favor of, any person other than the parties hereto and the indemnified persons to the extent expressly set forth herein. The Commitment Party reserves the right to employ the services of its affiliates in providing services contemplated hereby and to allocate, in whole or in part, to its affiliates certain fees payable to the Commitment Party in such manner as the Commitment Party and its affiliates may agree in their sole discretion, but subject in all respects to the terms of this Commitment Letter. This Commitment Letter may not be amended or waived except by an instrument in writing signed by you and the Commitment Party. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Commitment Letter by facsimile or electronic transmission (e.g., "pdf" or "tif") shall be effective as delivery of a manually executed counterpart hereof. This Commitment Letter and the Fee Letters are the only agreements that have been entered into among us and you with respect to the Credit Facilities and set forth the entire understanding of the parties with respect thereto. This Commitment Letter and any claim, controversy or dispute (whether arising in contract, equity, tort or otherwise) arising under or related to this Commitment Letter shall be governed by, and construed and interpreted in accordance with, the laws of the State of New York; **provided** that the laws of the State of Delaware shall govern in determining (i) the interpretation of the definition of "Material Adverse Effect" (as defined in **Exhibit D**) and whether or not a Material Adverse Effect has occurred, (ii) the accuracy of any Specified Representation and whether as a result of any inaccuracy thereof, a condition to your obligations to close under the Purchase Agreement has not been met or you have the right (without regard to any notice requirement but giving effect to any applicable cure provisions) to terminate your obligations under the Purchase Agreement and (iii) whether the Acquisition has been consummated in accordance with the terms of the Purchase Agreement (in each case without regard to its rules of conflicts of law).

You and we hereby irrevocably and unconditionally submit to the exclusive jurisdiction of any state or Federal court sitting in the Borough of Manhattan in the City of New York over any suit, action or proceeding arising out of or relating to the Transactions or the other transactions contemplated hereby, this Commitment Letter or the Fee Letters or the performance of services hereunder or thereunder. You and we agree that service of any process, summons, notice or document by registered mail addressed to you or us shall be effective service of process for any suit, action or proceeding brought in any such court. You and we hereby irrevocably and unconditionally waive any objection to the laying of venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding has been brought in any inconvenient forum or otherwise based on lack of personal jurisdiction or improper venue. You and we hereby irrevocably agree to waive trial by jury in any suit, action, proceeding, claim or counterclaim brought by or on behalf of any party related to or arising out of the Transactions, this Commitment Letter or the Fee LetterS or the performance of services hereunder or thereunder.

The Commitment Party hereby notifies you that, pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law on October 26, 2001) (the "__PATRIOT Act__"), it and each of the Lenders is required to obtain, verify and record information that identifies the Company and its subsidiaries, which information includes names, addresses, tax identification numbers and other information that will allow the Commitment Party and each of the Lenders to identify the Company and its subsidiaries in accordance with the PATRIOT Act. This notice is given in accordance with the requirements of the PATRIOT Act and is effective for the Commitment Party and each Lender.

The indemnification, fee, expense, jurisdiction, waiver of jury trial, service of process, venue, governing law, sharing of information, no agency or fiduciary duty, syndication and confidentiality provisions contained herein and in the Fee Letters shall remain in full force and effect regardless of whether the Credit Documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or the commitments hereunder; __provided__ that your obligations under this Commitment Letter (other than your obligations with respect to (a) assistance to be provided in connection with the syndication thereof (including as to the provision of Information and representations with respect thereto) and (b) confidentiality of the Fee Letters and the contents thereof) shall automatically terminate and be superseded, to the extent comparable, by the provisions of the Credit Documentation upon the initial funding thereunder, and you shall automatically be released from all liability in connection therewith at such time, in each case to the extent the Credit Documentation has comparable provisions with comparable coverage. You may terminate this Commitment Letter and the Commitment Party's commitments hereunder in full (but not in part) at any time subject to the provisions of the preceding sentence.

If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms of this Commitment Letter and the Fee Letters by returning to us executed counterparts of this Commitment Letter and the Fee Letters not later than 5:00 p.m., New York City time, on the earlier of (x) October 2, 2016 and (y) the time of the public announcement of the Acquisition. The Commitment Party's commitments and agreements hereunder, will automatically expire at such time if we have not received such executed counterparts in accordance with the preceding sentence. In the event that we receive your executed counterparts to this Commitment Letter and the Fee Letters in accordance with this paragraph and the initial funding under the Credit Facilities does not occur on or before the Expiration Date, then this Commitment Letter and the commitments hereunder shall automatically terminate unless we shall, in our discretion, agree in writing to an extension. "__Expiration Date__" means the earliest of (i) 5:00 p.m., New York City time, on February 3, 2017, (ii) the closing of the Acquisition with or without the use of the Credit Facilities, (iii) the public announcement of the abandonment of the Acquisition by you (or any of your affiliates) and (iv) the termination of the Purchase Agreement prior to closing of the Acquisition or the termination of your (or any of your affiliates') obligations under the Purchase Agreement to consummate the Acquisition in accordance with the terms thereof.

We are pleased to have been given the opportunity to assist you in connection with this important financing.

Very truly yours,

JPMORGAN CHASE BANK, N.A.

By: _/s/ Nathan L. Bloch_

    Name: Nathan L. Bloch
    Title: Managing Director

**Accepted and agreed to as of
the date first written above by:**

WINNEBAGO INDUSTRIES, INC.

By: _/s/ Michael J. Happe_

    Name: Michael J. Happe
    Title: President and CEO

PROJECT OCTAVIUS

TRANSACTION SUMMARY

Capitalized terms used but not defined in this Exhibit A shall have the meanings set forth in the Commitment Letter to which this Exhibit A is attached and in Exhibits B, C and D thereto.

Winnebago Industries, Inc. (the "Company") intends to acquire (the "Acquisition") all of the outstanding equity interests of a company previously identified to us as "Octavius" (the "Target") pursuant to the Securities Purchase Agreement (together with all exhibits, schedules and disclosure letters thereto, the "Purchase Agreement"), dated as of October 2, 2016 among the Company, the Target, the Sellers (as defined therein) party thereto and the Sellers' Representative (as defined therein). In connection therewith, it is intended that:

(a)   The Company will obtain a senior secured asset-based revolving credit facility (the "ABL Facility") in an aggregate principal amount of $125.0 million, as described in Exhibit B.

(b)   The Company will obtain a senior secured term loan B facility (the "Term Loan Facility" and, together with the ABL Facility, the "Credit Facilities") in an aggregate principal amount of $300.0 million, as described in Exhibit C.

(c)   All existing indebtedness for borrowed money under the Credit Agreement, dated as of October 31, 2012 (as previously amended, the "Existing Credit Agreement"), among the Company and Winnebago of Indiana, LLC, as borrowers, the other credit parties from time to time party thereto, the lenders from time to time party thereto and Wells Fargo Bank, N.A., as agent, will be refinanced or repaid in full and arrangements for the concurrent release of all related liens shall be made (the "Refinancing").

(d)   The proceeds of the Credit Facilities and certain other consideration payable in equity interests in the Borrower shall be applied (i) to refinance certain existing indebtedness of the Target and its subsidiaries, (ii) to pay the purchase price in connection with the Acquisition, (iii) to pay the fees, costs and expenses incurred in connection with the Transactions and (iv) to consummate the Refinancing (the amounts set forth in clauses (i) through (iv) above, collectively, the "Transaction Costs").

The transactions described above are collectively referred to herein as the "Transactions". For purposes of this Commitment Letter and the Fee Letters, "Closing Date" shall mean the date of the satisfaction (or waiver by the Commitment Party) of the conditions set forth in Exhibit D and the initial funding of the relevant Credit Facilities.

PROJECT OCTAVIUS
ABL FACILITY
Summary of Terms and Conditions

Set forth below is a summary of the principal terms and conditions for the ABL Facility. Capitalized terms used but not defined shall have the meanings set forth in the Commitment Letter to which this **Exhibit B** is attached and in **Exhibits A**, **C** and **D** attached thereto.

I. **Parties**

Borrowers:	Winnebago Industries, Inc. (the "**Company**"), Winnebago of Indiana, LLC ("**Winnebago of Indiana**") and such other domestic subsidiaries of the Company as may be agreed upon by the Company and the Administrative Agent prior to the Closing Date (collectively with the Company and Winnebago of Indiana, the "**Borrowers**").
Sole Lead Arranger and Sole Bookrunner:	JPMorgan Chase Bank, N.A. ("**JPMorgan**" and, in such capacity, the "**Lead Arranger**").
ABL Administrative Agent:	JPMorgan (in such capacity, the "**ABL Administrative Agent**").
Lenders:	A syndicate of banks, financial institutions and other entities, including JPMorgan, arranged by the Lead Arranger (collectively, the "**Lenders**").

II. **ABL Facility**

Type and Amount of Facility:	A five-year asset-based revolving credit facility (the "**ABL Facility**"; the commitments thereunder, the "**ABL Commitments**") in the amount of $125.0 million (the loans thereunder, the "**ABL Loans**"). On or subsequent to the Closing Date, the Company will be able to, at its option, and subject to customary conditions, request an increase in the ABL Commitments by up to $50.0 million by obtaining additional commitments from one or more Lenders or, with the consent of the ABL Administrative Agent, but without the consent of any other Lenders, from other entities.

Availability:	The ABL Facility shall be available on a revolving basis during the period commencing on the Closing Date and ending on the fifth anniversary thereof (the "<u>ABL Maturity Date</u>").
	"Availability" (as defined below) under the ABL Facility will be subject to the Borrowing Base referred to below. "<u>Availability</u>" means, at any time, an amount equal to (i) the lesser of the aggregate ABL Commitments and the Borrowing Base <u>minus</u> (ii) the sum of the aggregate outstanding amount of borrowings under the ABL Facility <u>plus</u> the undrawn amount of outstanding Letters of Credit issued under the ABL Facility.
	Notwithstanding the foregoing, the aggregate principal amount of borrowings under the ABL Facility (exclusive of letter of credit usage) on the Closing Date used to pay the Transaction Costs shall not exceed $58,000,000.
Letters of Credit:	A portion of the ABL Facility not in excess of $5,000,000, or such higher amount as may be requested by the Company and agreed to by the Issuing Lender in its sole discretion, shall be available for the issuance of letters of credit (the "<u>Letters of Credit</u>") by JPMorgan and other Lenders requested by the Borrower that have accepted such designation and that have been approved by the ABL Administrative Agent (collectively in such capacity, the "<u>Issuing Lenders</u>"), such consent not to be unreasonably withheld, delayed or conditioned. No Letter of Credit shall have an expiration date after the earlier of (a) one year after the date of issuance and (b) five business days prior to the ABL Maturity Date, <u>provided</u> that any Letter of Credit may provide for the renewal thereof for additional one-year periods (which shall in no event extend beyond the date referred to in clause (b) above).
	Drawings under any Letter of Credit shall be reimbursed by the Borrowers (whether with their own funds or with the proceeds of ABL Loans) on the same business day. To the extent that the Borrowers do not so reimburse any Issuing Lender, the Lenders under the ABL Facility shall be irrevocably and unconditionally obligated to reimburse such Issuing Lender on a <u>pro</u> <u>rata</u> basis.
Swing Line Loans:	A portion of the ABL Facility not in excess of $10,000,000 shall be available, at the discretion of the Swing Line Lender, for swing line loans (the "<u>Swing Line Loans</u>") from the ABL Administrative Agent (in such capacity, the "<u>Swing Line Lender</u>"). The Borrowers may request Swing Line Loans from the Swing Line Lender on same-day notice. Any such Swing Line Loans will reduce availability under the ABL Facility on a dollar-for-dollar basis. Each Lender under the ABL Facility shall acquire, under certain circumstances, an irrevocable and unconditional <u>pro</u> <u>rata</u> participation in each Swing Line Loan.

Borrowing Base:	The "<u>Borrowing Base</u>" will equal the sum of (a) 85% of the eligible accounts receivable of each wholly-owned "Loan Party" (as defined below) <u>plus</u> (b) the lesser of (i) 75% of each wholly-owned Loan Party's eligible inventory (valued at the lower of cost (FIFO) or market) and (ii) 85% of the net orderly liquidation value percentage identified in the most recent inventory appraisal determined by an appraiser ordered by the ABL Administrative Agent <u>multiplied by</u> each wholly-owned Loan Party's eligible inventory (valued at the lower of cost (FIFO) and market) <u>minus</u> (c) reserves established by the ABL Administrative Agent in its Permitted Discretion. Notwithstanding the foregoing, if the ABL Administrative Agent has not received field examinations and inventory appraisals reasonably satisfactory to it with respect to any accounts receivable or inventory prior to the Closing Date, the foregoing advance rates shall be based on 75% of eligible accounts receivable and the lesser of 65% of eligible inventory) and 75% of the net orderly liquidation value percentage (with such net orderly liquidation value percentage being based on the most recent inventory appraisal furnished to the Administrative Agent prior to the Closing Date in connection with the Company's existing credit facility but subject to, in the case of inventory of the Target, inclusion of only such items of inventory as are similar to the inventory appraised in such appraisal), in each case until the ABL Administrative Agent receives such field examinations and inventory appraisals reasonably satisfactory to it. "<u>Permitted Discretion</u>" means a determination made in good faith and in the exercise of reasonable (from the perspective of a secured asset based lender) business judgment.
	Notwithstanding the foregoing, the Administrative Agent may in its Permitted Discretion require that the Borrowing Base pursuant to which ABL Loans and other extensions of credit are made to Winnebago of Indiana or any other subsidiary of the Company (collectively, "<u>Subsidiary Borrowers</u>") exclude assets of any entity that does not constitute either a parent entity or a wholly-owned domestic subsidiary of such Subsidiary Borrower.
Eligibility:	The definition of eligible accounts receivable and eligible inventory will be determined by the ABL Administrative Agent in its Permitted Discretion. In addition, the ABL Administrative Agent will retain the right, from time to time, in its Permitted Discretion, to establish additional standards of eligibility and reserves against eligibility and to adjust reserves.
Maturity:	The ABL Maturity Date.

III. **<u>Purpose; Certain Payment Provisions</u>**

Purpose:	The proceeds of the ABL Loans shall be used to finance the Transaction Costs and to finance the Borrowers' working capital needs and for general corporate purposes of the Company and its subsidiaries.
Fees and Interest Rates:	As set forth on <u>Annex I</u>.
Mandatory Prepayments:	The "ABL Credit Documentation" (as defined below) will contain a mandatory prepayment provision that will require a prepayment of amounts outstanding under the ABL Facility (without a concurrent reduction of the ABL Commitments) when there is an availability shortfall.

Voluntary Prepayments:	Permitted in whole or in part, with prior written notice but without premium or penalty, subject to limitations as to minimum amounts of prepayments and customary indemnification for breakage costs in the case of prepayment of "Eurodollar Loans" (as defined in <u>Annex I</u>) other than on the last day of a related interest period.

IV. <u>Collateral and Other Credit Support</u>

Collateral:	The ABL Facility will be secured by substantially all assets of the Loan Parties, whether consisting of real, personal, tangible or intangible property, including all of the outstanding equity interests of the Company's subsidiaries (<u>provided</u>, that if a pledge of 100% of the voting shares of equity interests of any foreign subsidiary would give rise to a material adverse tax consequence, such pledge shall be limited to 65% of the voting equity interests of the Company's first-tier foreign subsidiary in the relevant ownership chain) (collectively, the "<u>Collateral</u>"). The Collateral will also secure the Term Loan Facility. The liens securing the ABL Facility will be first priority in the case of "ABL Priority Collateral" (as defined below) and second priority in the case of "Term Priority Collateral" (each as defined below).
	"<u>Term Priority Collateral</u>" means all Collateral other than ABL Priority Collateral.
	"<u>ABL Priority Collateral</u>" means all of the Loan Parties' present and after acquired cash, accounts receivable, credit card receivables, inventory, deposit accounts (other than deposit accounts in which net cash proceeds from the sale of non-ABL Priority Collateral are deposited pending reinvestment), securities accounts, commodities accounts, instruments, documents, chattel paper, books and records, and all proceeds relating to the foregoing.
	The Collateral will also secure bank products (including ACH transactions, credit card transactions and cash management services) and interest rate swaps, currency or other hedging obligations owing to any Lender or its affiliates.
	The ABL Credit Documentation will contain customary "excluded assets" provisions acceptable to the ABL Administrative Agent in its Permitted Discretion.
Intercreditor Agreement:	The lien priority, relative rights and other creditors' rights issues in respect of the ABL Facility and the Term Loan Facility will be set forth in a customary intercreditor agreement (the "<u>Intercreditor Agreement</u>"), which shall be reasonably satisfactory to the Company, the ABL Administrative Agent and the "Term Loan Administrative Agent" (as defined in <u>Exhibit C</u> to the Commitment Letter).

Guaranties: Each material direct and indirect domestic subsidiary of the Company (as materiality shall be agreed upon by the Company and the ABL Administrative Agent, the "<u>Guarantors</u>"; the Borrowers and the Guarantors are collectively referred to herein as the "<u>Loan Parties</u>") shall unconditionally guarantee all of the indebtedness, obligations and liabilities of the Borrowers arising under or in connection with the ABL Credit Documentation, and the Loan Parties shall unconditionally guarantee all obligations in respect of secured bank products (including ACH transactions, credit card transactions and cash management services) and interest rate swaps, currency or other hedging obligations owing to any Lender or its affiliates.

V.   <u>Certain Conditions</u>

Initial Conditions: The availability of the ABL Facility on the Closing Date shall be subject only to the conditions precedent set forth in <u>Section 6</u> of the Commitment Letter and on <u>Exhibit D</u> to the Commitment Letter.

On-Going Conditions: After the Closing Date, the making of each extension of credit shall be conditioned upon (a) the accuracy of all representations and warranties in the ABL Credit Documentation (including, without limitation, the material adverse change and litigation representations), (b) there being no default or event of default in existence at the time of, or after giving effect to the making of, such extension of credit and (c) after giving effect to the extensions of credit request, the total extensions of credit under the ABL Facility shall not exceed the lesser of the ABL Commitments and the Borrowing Base then in effect.

VI.   <u>Certain Documentation Matters</u>

The definitive documentation for the ABL Facility (the "<u>ABL Credit Documentation</u>") shall contain the following representations, warranties, covenants and events of default customary for financings of this type and subject to exceptions, as appropriate, to be mutually agreed upon:

Representations and Warranties: Financial statements; no material adverse change; existence and standing, authorization and validity; compliance with law, including, without limitation, anti-corruption laws relating to bribery or corruption ("<u>Anti-Corruption Laws</u>") and economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the (a) U.S. government, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State, or (b) the United Nations Security Council, the European Union, Her Majesty's Treasury of the United Kingdom or other relevant sanctions authority ("<u>Sanctions</u>"); corporate power and authority; enforceability of ABL Credit Documentation; no conflict with law or contractual obligations; no material litigation; no default; ownership of property; liens; intellectual property; no burdensome restrictions; taxes; insurance; Federal Reserve regulations; ERISA; Investment Company Act; subsidiaries; environmental matters; labor matters; accuracy of disclosure; and no EEA financial institution.

Affirmative Covenants:	Delivery of quarterly unaudited financial statements and annual audited financial statements, quarterly compliance certificates and projections (provided that, monthly unaudited financial statements and monthly compliance certificates will be delivered in the event that Availability falls below the greater of $12,500,000 and 10% of the ABL Commitments (until such time as Availability equals or exceeds the greater of $12,500,000 and 10% of the ABL Commitments for thirty (30) consecutive days)), monthly collateral reporting (including agings and inventory reports) and monthly borrowing base certificates and other information requested by the Lenders (provided that, collateral reporting will be delivered on a weekly basis in the event that Availability falls below the greater of $12,500,000 and 10% of the ABL Commitments (until such time as Availability equals or exceeds the greater of $12,500,000 and 10% of the ABL Commitments for thirty (30) consecutive days)); payment of obligations; continuation of business and maintenance of existence and material rights and privileges; compliance with laws and material contractual obligations; maintenance of policies and procedures designed to ensure compliance with Anti-Corruption Laws and applicable Sanctions; accuracy of information; maintenance of property and insurance; maintenance of books and records; right of the Lenders to inspect property and books and records (including periodic field examinations and inventory appraisals subject to certain limits as set forth below); notices of defaults, litigation and other material events; compliance with environmental laws; depository banks; casualty and condemnation; use of proceeds, including in compliance with Anti-Corruption Laws and Sanctions; and requirement to enter into, within 30 days of the initial borrowing under the Term Loan Facility, one or more interest rate hedging transactions with one or more financial institutions acceptable to the Administrative Agent in its reasonable discretion, effecting a hedging transaction pursuant to which the Company either fixes the LIBOR component of interest cost at the prevailing swap rate at the time of execution or limits the maximum effective LIBOR rate for the initial interest period(s) selected by the Company under the Term Loan Facility at a level not in excess of 0.50% above the prevailing LIBOR rate for such interest period(s) at the time of execution (or a combination of the foregoing), in each case in respect of a notional amount of at least 50% of the then outstanding principal amount of the Term Loan Facility, such transaction(s) to be maintained until the later of (x) three (3) years from the Closing Date and (y) the date on which the Company's consolidated total leverage ratio is less than 2.00 to 1.00.
Financial Covenant:	A minimum fixed charge coverage ratio of 1.00 to 1.00, to be triggered in the event that Availability is less than the greater of $12,500,000 and 10% of the ABL Commitments and to remain effective at all times thereafter until Availability equals or exceeds the greater of $12,500,000 and 10% of the ABL Commitments for thirty (30) consecutive days.

Negative Covenants:	**Limitations (subject to exceptions, as appropriate, to be negotiated and including the specific exceptions set forth herein) on:**
	indebtedness (including guarantee obligations);
	    liens;
	    mergers, consolidations, liquidations and dissolutions;
	    sales of assets;
	    payment of restricted payments (including dividends and other payments in respect of equity interests), _provided however_, restricted payments will be permitted without limitation upon satisfaction of the "Payment Condition" (as defined forth below);
	    investments (including acquisitions, _provided however_, acquisitions will be permitted, subject to satisfaction of customary conditions _and_ upon satisfaction of the Payment Condition);
	    loans and advances;
	    sale and leaseback transactions;
	    swap agreements;
	    optional payments and modifications of subordinated and other debt instruments;
	    *transactions with affiliates;
	    changes in fiscal year;
	    negative pledge clauses and other restrictive agreements; and
	    amendment of material documents.

"_Payment Condition_" means, with respect to any proposed event on any date, a condition that is satisfied if (i) after giving effect to the proposed event as if it occurred on the first day of the applicable "Pro Forma Period" (as defined below), pro forma Availability shall be greater than the greater of $25,000,000 and 20% of the ABL Commitments at all times during the Pro Forma Period or (ii) after giving effect to the proposed event as if it occurred on the first day of the Pro Forma Period, both (A) pro forma Availability at all times during the Pro Forma Period shall be greater than the greater of $18,750,000 and 15% of the ABL Commitments and (B) the fixed charge coverage ratio shall be greater than 1.10 to 1.00.

"_Pro Forma Period_" means the period commencing thirty (30) days prior to the date of any proposed event and ending on the date of such proposed event.

Cash Dominion:	The Loan Parties will be subject to cash dominion for the life of the ABL Facility. Funds deposited into any depository account will be swept on a daily basis into a blocked account with the ABL Administrative Agent (the "<u>Concentration Account</u>"). Other than during a "Cash Dominion Trigger Period" (as defined below), collections which are received into the Concentration Account shall be deposited into the Company's operating account. During a Cash Dominion Trigger Period, collections which are received into the Concentration Account shall be used to reduce amounts owing under the ABL Facility. A "<u>Cash Dominion Trigger Period</u>" shall commence when Availability is less than the greater of (a) $12,500,000 and 10% of the ABL Commitments and shall continue until Availability equals or exceeds the greater of $12,500,000 and 10% of the ABL Commitments for thirty (30) consecutive days. A Cash Dominion Trigger Period may be discontinued no more than five (5) times during the life of the ABL Facility.
	The ABL Administrative Agent shall be the Company's principal depository and disbursement bank. The appropriate documentation, including blocked account and/or lockbox agreements acceptable to the ABL Administrative Agent, will be required for all depository accounts of the Loan Parties (subject to certain excluded deposit accounts of the Loan Parties to be mutually agreed upon).
Events of Default:	Nonpayment of principal when due; nonpayment of interest, fees or other amounts after a grace period of three (3) business days; representations and warranties are incorrect in any material respect; violation of covenants (subject, in the case of certain affirmative covenants, to a grace period to be agreed upon); cross-default to occurrence of a default (whether or not resulting in acceleration) under any other agreement governing indebtedness, in excess of an amount to be agreed upon, of the Company or any of its subsidiaries; bankruptcy events; certain ERISA events; material judgments; any of the ABL Credit Documentation shall cease to be in full force and effect or any party thereto shall so assert; any interests created by the security documents shall cease to be enforceable and of the same priority purported to be created thereby; and a change of control (the definition of which is to be agreed).
Voting:	Amendments, waivers and consents with respect to the ABL Credit Documentation shall require the approval of Lenders holding not less than 66 2/3% of the commitments under the ABL Facility (provided that if there are only two (2) Lenders, the approval of both Lenders shall be required), except that (a) the consent of each Lender directly affected thereby shall be required with respect to (i) reductions in the amount or extensions of the scheduled date of maturity of any loan or reductions in the amount or extensions of the payment date of any required mandatory payments, (ii) reductions in the rate of interest or any fee or extensions of any due date thereof and (iii) increases in the amount or extensions of the expiry date of any Lender's commitment, (b) the consent of each Lender shall be required to (i) increase the advance rates set forth in the definition of Borrowing Base or (ii) change the eligibility criteria applicable to the Borrowing Base to increase availability thereunder and (c) the consent of each Lender shall be required to (i) modify the pro rata sharing requirements of the ABL Credit Documentation, (ii) permit any Loan Party to assign its rights under the ABL Credit Documentation, (iii) modify any of the voting percentages, (iv) release all or substantially all of the Guarantors or (v) release all or substantially all of the Collateral.

Assignments and Participations:	**The Lenders shall be permitted to assign (which shall exclude in all cases assignments to any Disqualified Lender) all or a portion of their loans and commitments with the consent, not to be unreasonably withheld, of (a) the Company (provided that the Company shall be deemed to have consented to any such assignment unless it shall object thereto by written notice to the ABL Administrative Agent within five (5) business days after having received notice thereof), unless (i) the assignee is a Lender, an affiliate of a Lender or an approved fund or (ii) an Event of Default has occurred and is continuing, (b) the ABL Administrative Agent, (c) the Issuing Lenders and (d) the Swing Line Lender. In the case of partial assignments (other than to another Lender, to an affiliate of a Lender or an approved fund), the minimum assignment amount shall be $5,000,000, unless otherwise agreed by the Company and the ABL Administrative Agent.**

The Lenders shall also be permitted to sell participations in their loans. Participants shall have customary benefits with respect to yield protection and increased cost provisions. Voting rights of participants shall be limited to customary matters. Pledges of loans in accordance with applicable law shall be permitted without restriction. Each Lender may disclose information to prospective participants and assignees.

"Disqualified Lenders" means (a) entities that are specifically identified by the Company to the ABL Administrative Agent in writing prior to the date of the Commitment Letter, or after the date of the Commitment Letter and prior to the Closing Date with the reasonable consent of the Lead Arranger, (b) entities that are reasonably determined by the Company to be competitors of the Company or its subsidiaries (including the Target and its subsidiaries) and which are specifically identified by the Company to the ABL Administrative Agent in writing prior to the Closing Date ("Competitors") and (c) in the case of the foregoing clauses (a) and (b), any of such entities' affiliates to the extent such affiliates (x)(i) are clearly identifiable as affiliates based solely on the similarity of such affiliates' names and (ii) are not bona fide debt investment funds or (y)(i) upon reasonable notice to the ABL Administrative Agent after the Closing Date, are identified as affiliates in writing after the Closing Date in a written supplement to the list of "Disqualified Lenders", which supplement shall become effective three (3) business days after delivery to the ABL Administrative Agent and the Lenders, but which shall not apply retroactively to disqualify any parties that have previously acquired an assignment or participation interest in the Loans and (ii) are not bona fide debt investment funds; _provided_ that no supplements shall be made to the "Disqualified Lender" list from and including the date of the launch of primary syndication of the Credit Facilities through and including the Syndication Date. The list of Disqualified Lenders (as updated from time to time) shall be made available to the Lenders and to potential Lenders.

Yield Protection:	The ABL Credit Documentation shall contain customary provisions (a) protecting the Lenders against increased costs or loss of yield resulting from changes in reserve, tax, capital adequacy, liquidity and other requirements of law and from the imposition of or changes in withholding or other taxes and (b) indemnifying the Lenders for "breakage costs" incurred in connection with, among other things, any prepayment of a Eurodollar Loan on a day other than the last day of an interest period with respect thereto. The Dodd-Frank Wall Street Reform and Consumer Protection Act and Basel III (and all requests, rules, guidelines or directives relating to each of the foregoing or issued in connection therewith) shall be deemed to be changes in law after the Closing Date regardless of the date enacted, adopted or issued.
Field Examinations:	Field examinations will be conducted on an ongoing basis at regular intervals at the discretion of the ABL Administrative Agent to ensure the adequacy of Borrowing Base collateral and related reporting and control systems. No more than one field examination per year will be conducted; <u>provided</u> that, one additional field examination may be performed if Availability falls below the greater of $18,750,000 and 15% of ABL Commitments at the time that such additional field examination is initiated; <u>provided further</u> that, there shall be no limitation on the number or frequency of field examinations if a default shall have occurred and be continuing.
Appraisals:	Inventory appraisals will be conducted on an annual basis at the discretion of the ABL Administrative Agent; <u>provided</u> that, one additional inventory appraisal may be performed if Availability falls below the greater of $18,750,000 and 15% of ABL Commitments at the time such additional appraisal is initiated; <u>provided</u> <u>further</u> that, there shall be no limitation on the number or frequency of inventory appraisals if a default shall have occurred and be continuing.
Expenses and Indemnification:	The Company shall pay (a) all reasonable and documented out-of-pocket expenses of the ABL Administrative Agent and the Lead Arranger and their affiliates associated with the syndication of the Facilities and the preparation, execution, delivery and administration of the ABL Credit Documentation and any amendment or waiver with respect thereto (including the reasonable and documented fees, disbursements and other charges of one primary counsel and one local counsel in each applicable jurisdiction to the Administrative Agent and the Lead Arranger and their affiliates, in each case for all such parties taken together), (b) all reasonable and documented out-of-pocket expenses of the ABL Administrative Agent and the Lenders (including the reasonable and documented fees, disbursements and other charges of one primary counsel and one local counsel in each applicable jurisdiction for the Administrative Agent and the Lenders taken as a whole, (and, in light of actual or potential conflicts of interest or the availability of different claims or defenses (as reasonably determined by the affected party), one additional firm of counsel to each group of similarly affected parties)) in connection with the enforcement of the ABL Credit Documentation and (c) fees and expenses associated with collateral monitoring, collateral reviews and appraisals (including field examination fees currently equal to $125 per hour per examiner, plus out-of-pocket expenses), environmental reviews and fees and expenses of other advisors and professionals engaged by the ABL Administrative Agent or the Lead Arranger or their respective affiliates.

The ABL Administrative Agent, the Lead Arranger and the Lenders (and their affiliates and their respective officers, directors, employees, advisors and agents) will have no liability for, and will be indemnified and held harmless against, any loss, liability, cost or expense (including reasonable and documented legal expenses of (x) one primary counsel and one local counsel in each applicable jurisdiction, in each case for the indemnified persons taken as a whole and (y) one additional counsel for each affected indemnified person in light of actual or potential conflicts of interest or the availability of different claims or defenses) incurred in respect of the financing contemplated hereby or the use or the proposed use of proceeds thereof (except to the extent determined by a court of competent jurisdiction by a final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of the indemnified party).

Defaulting Lenders: The ABL Credit Documentation will contain the ABL Administrative Agent's customary provisions in respect of defaulting lenders.

EU Bail-In: The ABL Credit Documentation will contain the ABL Administrative Agent's customary provisions in respect of EU "Bail-In" matters.

Governing Law and Forum: State of New York.

Counsel to the ABL Administrative Agent and the Lead Arranger: Latham & Watkins LLP.

Interest and Certain Fees

Interest Rate Options: The Company may elect that the loans comprising each borrowing bear interest at a rate per annum equal to (a) the Alternate Base Rate (such loans herein referred to as "**ABR Loans**") <u>plus</u> the Applicable Margin or (b) the Adjusted LIBO Rate (such loans herein referred to as "**Eurodollar Loans**") <u>plus</u> the Applicable Margin; <u>provided</u>, that all Swing Line Loans shall bear interest at a rate per annum equal to the ABR <u>plus</u> the Applicable Margin.

As used herein:

"**Alternate Base Rate**" or "**ABR**" means the highest of (a) the prime rate of interest announced from time to time by JPMorgan or its parent (which is not necessarily the lowest rate charged to any customer), changing when and as said prime rate changes (the "**Prime Rate**"), (b) the NYFRB Rate from time to time (but not less than zero) <u>plus</u> 0.5% and (c) the Adjusted LIBO Rate (subject to the interest rate floors set forth therein) for a one month interest period on such day <u>plus</u> 1%.

"**Adjusted LIBO Rate**" means the London interbank offered rate administered by ICE Benchmark Administration or any other person that takes over the administration of such rate for U.S. dollars (adjusted for statutory reserve requirements for eurocurrency liabilities) for a period equal to one, two, three or six months (as selected by the Company) as displayed on pages LIBOR01 or LIBOR02 of the Reuters screen or, in the event such rate does not appear on a Reuters page or screen, on any successor or substitute page on such screen that displays such rate, or on the appropriate page of such other information service that publishes such rate from time to time as shall be selected by the ABL Administrative Agent in its reasonable discretion (the "**LIBO Screen Rate**") at approximately 11:00 a.m., London time, two (2) business days prior to the commencement of such interest period; <u>provided</u> that, (x) if the LIBO Screen Rate shall be less than zero, such rate shall be deemed to be zero and (y) if the LIBO Screen Rate shall not be available at such time for a period equal in length to such interest period, then the Adjusted LIBO Rate shall be determined by the ABL Administrative Agent (which determination shall be conclusive and binding absent manifest error) in accordance with procedures to be outlined in the ABL Credit Documentation.

"**Applicable Margin**" means a percentage determined in accordance with the pricing grid attached hereto as **Annex I-A**.

"**NYFRB Rate**" means the greater of (i) the federal funds effective rate and (ii) the overnight bank funding rate.

Interest Payment Dates: In the case of ABR Loans, interest shall be payable on the first day of each quarter, upon any prepayment due to acceleration and at final maturity.

In the case of Eurodollar Loans, interest shall be payable in arrears on the last day of each interest period and, in the case of an interest period longer than three months, quarterly, upon any prepayment and at final maturity.

Commitment Fees:	A commitment fee equal to (a) if the average daily unused portion of the ABL Facility is less than or equal to 50%, 0.375% per annum or (b) if the average daily unused portion of the ABL Facility is greater than 50%, 0.25% per annum, in either case, of the average daily unused portion of the ABL Commitments, payable quarterly in arrears to the ABL Administrative Agent for the ratable benefit of the Lenders (including the ABL Administrative Agent) from the Closing Date until termination of the ABL Commitments.
Letter of Credit Fees:	**Letter of Credit:** A letter of credit fee, equal to the Applicable Margin for Eurodollar Loans, on the daily maximum amount to be drawn under all Letters of Credit, payable quarterly in arrears to the ABL Administrative Agent for the ratable benefit of the Lenders (including the Issuing Lender).
	Fronting Fee: A fronting fee equal to a rate per annum separately agreed upon by the Borrower and the Issuing Lender of the face amount of each Letter of Credit issued shall be payable to the Issuing Lender, together with any documentary and processing charges in accordance with the Issuing Lender's standard schedule for such charges with respect to the issuance, amendment, cancellation, negotiation, transfer, presentment, renewal or extension of each letter of credit and each drawing made thereunder. Notwithstanding the foregoing, no such fronting fee shall be payable if there is only one (1) Lender under the ABL Facility.
Default Rate:	After default, the applicable interest rate and Letter of Credit Fee will be increased by 2% per annum (and new Eurodollar Loans may be suspended). Overdue interest, fees and other amounts shall bear interest at 2% above the rate applicable to ABR Loans.
Rate and Fee Basis:	All per annum rates shall be calculated on the basis of a year of 360 days (or 365/366 days, in the case of ABR Loans) for actual days elapsed.

<u>Annex I-A to Exhibit B</u>

<u>Pricing Grid</u>

Excess Availability		**Applicable Margin for ABR Loans**
≥ 66% of the amount of the ABL Facility		**0.50%**
< 66% of the amount of the ABL Facility but ≥ 33% of the amount of the ABL Facility	**1.75%**	**0.75%**
< 33% of the amount of the ABL Facility	**2.00%**	**1.00%**

The applicable margins shall be determined in accordance with the foregoing table based on the Company's most recent Borrowing Base Certificate. Adjustments, if any, to the applicable margins shall be made on a quarterly basis and shall be effective five (5) business days after the ABL Administrative Agent has received the applicable Borrowing Base Certificate. If the Company fails to deliver the Borrowing Base Certificate to the ABL Administrative Agent at the time required pursuant to the ABL Credit Documentation, then the applicable margins shall be the highest applicable margins and fees set forth in the foregoing table until five (5) days after such Borrowing Base Certificate is so delivered.

Exhibit C

PROJECT OCTAVIUS
TERM LOAN FACILITY
<u>**Summary of Terms and Conditions**</u>

Set forth below is a summary of the principal terms and conditions for the Term Loan Facility. Capitalized terms used but not defined shall have the meanings set forth in the Commitment Letter to which this <u>Exhibit C</u> is attached and in <u>Exhibits A</u>, <u>B</u> and <u>D</u> attached thereto.

I. **<u>Parties</u>**

Borrower:	**Winnebago Industries, Inc. (the "<u>Borrower</u>").**
Sole Lead Arranger and Sole Bookrunner:	**JPMorgan Chase Bank, N.A. ("<u>JPMorgan</u>" and, in such capacity, the "<u>Lead Arranger</u>").**
Term Loan Administrative Agent:	**JPMorgan (in such capacity, the "<u>Term Loan Administrative Agent</u>" and, together with the ABL Administrative Agent, the "<u>Administrative Agents</u>").**
Lenders:	**A syndicate of banks, financial institutions and other entities, including JPMorgan, arranged by the Lead Arranger (collectively, the "<u>Lenders</u>").**

II. **<u>Term Loan Facility</u>**

Type and Amount of Facility:	**A seven-year term loan B facility (the "<u>Term Loan Facility</u>") in the amount of $300.0 million (the loans thereunder, the "<u>Initial Term Loans</u>"; together with term loans under the Incremental Term Facilities, the "<u>Term Loans</u>").**
Availability:	**The Initial Term Loans shall be made in a single drawing on the Closing Date. Repayments and prepayments of the Initial Term Loans may not be reborrowed.**
Maturity and Amortization:	**The Initial Term Loans will mature on the date that is seven years after the Closing Date (the "<u>Term Loan Maturity Date</u>"). The Initial Term Loans shall be repayable in equal quarterly installments in an aggregate annual amount equal to 1% of the original amount of the Term Loan Facility. The balance of the Initial Term Loans will be repayable on the Term Loan Maturity Date.**

III. **<u>Purpose; Certain Payment Provisions</u>**

Purpose:	**The proceeds of the Initial Term Loans shall be used to finance the Transaction Costs and to finance the Borrower's working capital needs and for general corporate purposes of the Borrower and its subsidiaries.**

Fees and Interest Rates: As set forth on <u>Annex I</u>.

Mandatory Prepayments: The "Term Credit Documentation" (as defined below) will contain mandatory prepayment provisions that will require prepayments of amounts equal to:

(a) 100% of the net cash proceeds of any incurrence of debt after the Closing Date by the Borrower or any of its subsidiaries, other than certain indebtedness permitted under the Term Credit Documentation.

(b) 100% of the net cash proceeds of any sale or other disposition (including as a result of casualty or condemnation) by the Borrower or any of its subsidiaries of any assets, except for sales of inventory or obsolete or worn-out property in the ordinary course of business and subject to certain other customary exceptions (including capacity for reinvestment) to be agreed upon.

(c) 50% of Excess Cash Flow (to be defined) for each fiscal year of the Borrower (commencing with the fiscal year ending August 26, 2017, provided that the prepayment in respect of such 2017 fiscal year shall only be in respect of the last two (2) fiscal quarters of such fiscal year), subject to step-downs to 25% and 0% when the Total Leverage Ratio (to be defined) is less than or equal to 2.50 to 1.00 and 2.00 to 1.00, respectively.

Mandatory prepayments of the Term Loans shall be applied <u>first</u>, to scheduled installments thereof occurring within the next 8 quarters in direct order of maturity and <u>second</u>, ratably to the remaining respective installments thereof. Mandatory prepayments of the Term Loans may not be reborrowed.

Any Lender under the Term Loan Facility may elect not to accept its pro rata portion of any mandatory prepayment of the Term Loans (each a "<u>Declining Lender</u>"). Any prepayment amount declined by a Declining Lender may be retained by the Borrower.

Voluntary Prepayments: Permitted in whole or in part, with prior written notice but without premium or penalty (other than as set forth below), subject to limitations as to minimum amounts of prepayments and customary indemnification for breakage costs in the case of prepayment of "Eurodollar Loans" (as defined in **Annex I**) other than on the last day of a related interest period. Voluntary prepayments of the Term Loans shall be applied to installments thereof as directed by the Borrower. Voluntary prepayments of the Term Loans may not be reborrowed.

Any (a) voluntary prepayment of the Term Loans using proceeds of indebtedness incurred by the Borrower or any of its subsidiaries from a substantially concurrent incurrence of indebtedness for which the all-in yield (calculated as described under "Incremental Facilities" below) on the date of such prepayment is lower than the all-in yield on the date of such prepayment with respect to the Initial Term Loans on the date of such prepayment and (b) repricing of the Initial Term Loans pursuant to an amendment to the Term Credit Documentation resulting in the all-in yield thereon on the date of such amendment being lower than the all-in yield on the date immediately prior to such amendment with respect to the Term Loans on the date immediately prior to such amendment (including any "yank-a-bank" assignment in connection with any such amendment) shall be accompanied by a prepayment fee equal to 1.00% of the aggregate principal amount of such prepayment (or, in the case of **clause (b)** above, of the aggregate amount of Initial Term Loans outstanding immediately prior to such amendment) if made on or prior to the six-month anniversary of the Closing Date.

IV.Incremental Facilities

The Term Credit Documentation will permit the Borrower to add one or more incremental term loan facilities to the Term Loan Facility (each, an "<u>Incremental Term Facility</u>"); provided that (i) no Lender will be required to participate in any such Incremental Term Facility, (ii) the loans under any such Incremental Term Facility shall be secured by a pari passu lien on the "Collateral" (as defined below) securing the Term Loan Facility, (iii) no default or event of default exists or would exist after giving effect thereto, (iv) the aggregate principal amount of the Incremental Term Facilities shall not exceed (A) $125 million <u>plus</u> (B) an unlimited additional amount such that, in the case of this <u>clause (B)</u> only, after giving pro forma effect thereto (and any acquisition financed thereby), the First Lien Net Leverage Ratio (to be defined) is no greater than 2.50 to 1.00, (v) the representations and warranties in the Term Credit Documentation shall be true and correct in all material respects immediately prior to, and after giving effect to, the incurrence of such Incremental Term Facility, (vi) the maturity date and weighted average life to maturity of any such Incremental Term Facility shall be no earlier than the maturity date and weighted average life to maturity, respectively, of the existing Term Loan Facility, (vii) the interest rates and amortization schedule applicable to any Incremental Term Facility shall be determined by the Borrower and the lenders thereunder; <u>provided</u> that the all-in yield (whether in the form of interest rate margins, original issue discount, upfront fees or LIBOR/ABR floors) applicable to any Incremental Term Facility will not be more than 0.50% higher than the corresponding all-in yield (giving effect to interest rate margins, original issue discount, upfront fees and LIBOR/ABR floors) for the existing Term Loan Facility, unless the interest rate margins with respect to the existing Term Loan Facility are increased by an amount equal to the difference between the all-in yield with respect to the Incremental Term Facility and the corresponding all-in yield on the existing Term Loan Facility <u>minus</u> 0.50% and (viii) any Incremental Term Facility shall be on terms and pursuant to documentation to be determined, <u>provided</u>, <u>further</u> that, to the extent such terms and documentation are not consistent with the Term Loan Facility (except to the extent permitted by <u>clause (vi)</u> or <u>(vii)</u> above), they shall be reasonably satisfactory to the Term Loan Administrative Agent. The proceeds of the Incremental Term Facility shall be used for general corporate purposes of the Borrower and its subsidiaries.

V.   <u>**Collateral and Other Credit Support**</u>

Collateral:	The Term Loan Facility will be secured by substantially all assets of the "Loan Parties" (as defined below), whether consisting of real, personal, tangible or intangible property, including all of the outstanding equity interests of the Borrower's subsidiaries (**provided,** that if a pledge of 100% of the voting shares of equity interests of any foreign subsidiary would give rise to a material adverse tax consequence, such pledge shall be limited to 65% of the voting equity interests of the Borrower's first-tier foreign subsidiary in the relevant ownership chain) (collectively, the "**Collateral**"). The Collateral will also secure the ABL Facility. The liens securing the Term Loan Facility will be first priority in the case of "Term Priority Collateral" (as defined below) and second priority in the case of "ABL Priority Collateral" (each as defined below).
	"**Term Priority Collateral**" means all Collateral other than ABL Priority Collateral.
	"**ABL Priority Collateral**" means all of the Loan Parties' present and after acquired cash, accounts receivable, credit card receivables, inventory, deposit accounts (other than deposit accounts in which net cash proceeds from the sale of non-ABL Priority Collateral are deposited pending reinvestment), securities accounts, commodities accounts, instruments, documents, chattel paper, books and records, and all proceeds relating to the foregoing.
	The Term Credit Documentation will contain customary "excluded assets" provisions acceptable to the Term Loan Administrative Agent in its commercially reasonable discretion.
Intercreditor Agreement:	The lien priority, relative rights and other creditors' rights issues in respect of the ABL Facility and the Term Loan Facility will be set forth in a customary intercreditor agreement (the "**Intercreditor Agreement**"), which shall be reasonably satisfactory to the Borrower, the Term Loan Administrative Agent and the ABL Administrative Agent.
Guaranties:	Each material direct and indirect domestic subsidiary of the Borrower (as materiality shall be agreed upon by the Borrower and the Term Loan Administrative Agent, the "**Guarantors**"; the Borrower and the Guarantors are collectively referred to herein as the "**Loan Parties**") shall unconditionally guarantee all of the indebtedness, obligations and liabilities of the Borrower arising under or in connection with the Term Credit Documentation.

VI.   Certain Conditions

Conditions Precedent:	The availability of the Term Loan Facility on the Closing Date shall be subject only to the conditions precedent set forth in Section 6 of the Commitment Letter and on **Exhibit D** to the Commitment Letter.

VII.   Certain Documentation Matters

The definitive documentation for the Term Loan Facility (the "**Term Credit Documentation**" and, together with the ABL Credit Documentation, the "**Credit Documentation**") shall contain the following representations, warranties, covenants and events of default customary for financings of this type and subject to exceptions, as appropriate, to be mutually agreed upon:

Representations and Warranties:	Financial statements; no material adverse change; existence and standing, authorization and validity; compliance with law, including, without limitation, anti-corruption laws relating to bribery or corruption ("<u>Anti-Corruption Laws</u>") and economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the (a) U.S. government, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State, or (b) the United Nations Security Council, the European Union, Her Majesty's Treasury of the United Kingdom or other relevant sanctions authority ("<u>Sanctions</u>"); corporate power and authority; enforceability of Term Credit Documentation; no conflict with law or contractual obligations; no material litigation; no default; ownership of property; liens; intellectual property; no burdensome restrictions; taxes; insurance; Federal Reserve regulations; ERISA; Investment Company Act; subsidiaries; environmental matters; labor matters; accuracy of disclosure; and no EEA financial institution.
Affirmative Covenants:	Delivery of quarterly and annual audited financial statements, annual projections, and other information requested by the Lenders; payment of obligations; continuation of business and maintenance of existence and material rights and privileges; compliance with laws and material contractual obligations; maintenance of policies and procedures designed to ensure compliance with Anti-Corruption Laws and applicable Sanctions; accuracy of information; maintenance of property and insurance; maintenance of books and records; right of the Lenders to inspect property and books and records; notices of defaults, litigation and other material events; compliance with environmental laws; casualty and condemnation; use of proceeds, including in compliance with Anti-Corruption Laws and Sanctions; and use of commercially reasonable efforts to obtain and maintain public corporate credit and public corporate family ratings of the Term Loan Facility (but, in each case, not to maintain a specific rating).
Financial Covenants:	None.

Negative Covenants:	Limitations (subject to exceptions, as appropriate, to be negotiated and including the specific exceptions set forth herein) on:

                                      indebtedness (including guarantee obligations);
        liens;
        mergers, consolidations, liquidations and dissolutions;
        sales of assets;
        payment of restricted payments (including dividends and other payments in respect of equity interests);
        investments (including acquisitions);
        loans and advances;
        sale and leaseback transactions;
        swap agreements;
        optional payments and modifications of subordinated and other debt instruments;
        transactions with affiliates;
        changes in fiscal year;
        negative pledge clauses and other restrictive agreements; and
        amendment of material documents.

The Term Credit Documentation shall contain an "available amount" basket, which will be built by retained Excess Cash Flow, declined prepayments and other customary amounts and may be used (subject to no default) for (i) investments or (ii) subject to a leverage test to be reasonably and mutually agreed, restricted payments or prepayments of subordinated, junior lien and other material debt. In addition to the foregoing, the Term Credit Documentation shall permit, among other exceptions to be agreed upon, the following restricted payments so long as no event of default has occurred and is continuing or would arise after giving effect (including pro forma effect) thereto: (x) regularly scheduled ordinary dividends in an aggregate amount not to exceed $20,000,000 in any fiscal year and (y) additional restricted payments in an unlimited amount so long as pro forma leverage is below a level to be agreed upon.

Events of Default:	Nonpayment of principal when due; nonpayment of interest, fees or other amounts after a grace period of three (3) business days; representations and warranties are incorrect in any material respect; violation of covenants (subject, in the case of certain affirmative covenants, to a grace period to be agreed upon); cross-default to occurrence of a default (whether or not resulting in acceleration) under any other agreement governing indebtedness, in excess of an amount to be agreed upon, of the Borrower or any of its subsidiaries; bankruptcy events; certain ERISA events; material judgments; any of the Term Credit Documentation shall cease to be in full force and effect or any party thereto shall so assert; any interests created by the security documents shall cease to be enforceable and of the same priority purported to be created thereby; and a change of control (the definition of which is to be agreed).

In addition, it shall be an event of default under the Term Credit Documentation if the Borrower (or any of its affiliates) fails to comply with the "market flex" provisions of the Arranger Fee Letter or the marketing or information provisions of the Commitment Letter (including, without limitation, implementing amendments to the Credit Documentation to reflect the terms of the "market flex" provisions of the Arranger Fee Letter).

Voting: Amendments, waivers and consents with respect to the Term Credit Documentation shall require the approval of Lenders holding not less than a majority of the loans under the Term Loan Facility, except that (a) the consent of each Lender directly affected thereby shall be required with respect to (i) reductions in the amount or extensions of the scheduled date of maturity or amortization of any loan or reductions in the amount or extensions of the payment date of any required mandatory payments, (ii) reductions in the rate of interest or any fee or extensions of any due date thereof and (iii) increases in the amount or extensions of the expiry date of any Lender's commitment and (b) the consent of each Lender shall be required to (i) modify the pro rata sharing requirements of the Term Credit Documentation, (ii) permit any Loan Party to assign its rights under the Term Credit Documentation, (iii) modify any of the voting percentages, (iv) release all or substantially all of the Guarantors or (v) release all or substantially all of the Collateral.

Assignments and Participations:	The Lenders shall be permitted to assign (which shall exclude in all cases assignments to any Disqualified Lender) all or a portion of their loans and commitments with the consent, not to be unreasonably withheld, of (a) the Borrower (provided that the Borrower shall be deemed to have consented to any such assignment unless it shall object thereto by written notice to the Term Loan Administrative Agent within five (5) business days after having received notice thereof), unless (i) the assignee is a Lender, an affiliate of a Lender or an approved fund or (ii) an Event of Default has occurred and is continuing and (b) the Term Loan Administrative Agent, unless the assignee is a Lender, an affiliate of a Lender or an approved fund. In the case of partial assignments (other than to another Lender, to an affiliate of a Lender or an approved fund), the minimum assignment amount shall be $1,000,000, unless otherwise agreed by the Borrower and the Term Loan Administrative Agent.

The Lenders shall also be permitted to sell participations in their loans. Participants shall have customary benefits with respect to yield protection and increased cost provisions. Voting rights of participants shall be limited to customary matters. Pledges of loans in accordance with applicable law shall be permitted without restriction. Each Lender may disclose information to prospective participants and assignees.

"**Disqualified Lenders**" means (a) entities that are specifically identified by the Borrower to the Term Loan Administrative Agent in writing prior to the date of the Commitment Letter, or after the date of the Commitment Letter and prior to the Closing Date with the reasonable consent of the Lead Arranger, (b) entities that are reasonably determined by the Borrower to be competitors of the Borrower or its subsidiaries (including the Target and its subsidiaries) and which are specifically identified by the Borrower to the Term Loan Administrative Agent in writing prior to the Closing Date ("**Competitors**") and (c) in the case of the foregoing clauses (a) and (b), any of such entities' affiliates to the extent such affiliates (x)(i) are clearly identifiable as affiliates based solely on the similarity of such affiliates' names and (ii) are not bona fide debt investment funds or (y)(i) upon reasonable notice to the Term Loan Administrative Agent after the Closing Date, are identified as affiliates in writing after the Closing Date in a written supplement to the list of "Disqualified Lenders", which supplement shall become effective three (3) business days after delivery to the Term Loan Administrative Agent and the Lenders, but which shall not apply retroactively to disqualify any parties that have previously acquired an assignment or participation interest in the Loans and (ii) are not bona fide debt investment funds; <u>provided</u> that no supplements shall be made to the "Disqualified Lender" list from and including the date of the launch of primary syndication of the Credit Facilities through and including the Syndication Date. The list of Disqualified Lenders (as updated from time to time) shall be made available to the Lenders and to potential Lenders.

The Term Credit Documentation shall provide that Term Loans may be purchased by and assigned to the Borrower or any subsidiary thereof through (a) Dutch auctions open to all Lenders on a pro rata basis in accordance with customary procedures to be mutually agreed and/or (b) open market purchases on a non-pro rata basis, in each case on terms and conditions to be agreed. Any loans assigned to or purchased by the Borrower or any subsidiary thereof shall be automatically and permanently cancelled immediately upon acquisition thereof by the Borrower or such subsidiary.

Yield Protection: The Term Credit Documentation shall contain customary provisions (a) protecting the Lenders against increased costs or loss of yield resulting from changes in reserve, tax, capital adequacy, liquidity and other requirements of law and from the imposition of or changes in withholding or other taxes and (b) indemnifying the Lenders for "breakage costs" incurred in connection with, among other things, any prepayment of a Eurodollar Loan on a day other than the last day of an interest period with respect thereto. The Dodd-Frank Wall Street Reform and Consumer Protection Act and Basel III (and all requests, rules, guidelines or directives relating to each of the foregoing or issued in connection therewith) shall be deemed to be changes in law after the Closing Date regardless of the date enacted, adopted or issued.

Expenses and Indemnification: The Borrower shall pay (a) all reasonable and documented out-of-pocket expenses of the Term Loan Administrative Agent and the Lead Arranger and their affiliates associated with the syndication of the Facilities and the preparation, execution, delivery and administration of the Term Credit Documentation and any amendment or waiver with respect thereto (including the reasonable and documented fees, disbursements and other charges of one primary counsel and one local counsel in each applicable jurisdiction to the Administrative Agent and the Lead Arranger and their affiliates, in each case for all such parties taken together) and (b) all reasonable and documented out-of-pocket expenses of the Term Loan Administrative Agent and the Lenders (including the reasonable and documented fees, disbursements and other charges of one primary counsel and one local counsel in each applicable jurisdiction for the Administrative Agent and the Lenders taken as a whole, (and, in light of actual or potential conflicts of interest or the availability of different claims or defenses (as reasonably determined by the affected party), one additional firm of counsel to each group of similarly affected parties)) in connection with the enforcement of the Term Credit Documentation.

The Term Loan Administrative Agent, the Lead Arranger and the Lenders (and their affiliates and their respective officers, directors, employees, advisors and agents) will have no liability for, and will be indemnified and held harmless against, any loss, liability, cost or expense (including reasonable and documented legal expenses of (x) one primary counsel and one local counsel in each applicable jurisdiction, in each case for the indemnified persons taken as a whole and (y) one additional counsel for each affected indemnified person in light of actual or potential conflicts of interest or the availability of different claims or defenses) incurred in respect of the financing contemplated hereby or the use or the proposed use of proceeds thereof (except to the extent determined by a court of competent jurisdiction by a final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of the indemnified party).

Defaulting Lenders: **The Term Credit Documentation will contain the Term Loan Administrative Agent's customary provisions in respect of defaulting lenders.**

EU Bail-In: **The Term Credit Documentation will contain the Term Loan Administrative Agent's customary provisions in respect of EU "Bail-In" matters.**

Governing Law and Forum: **State of New York.**

Counsel to the Term Loan Administrative Agent and the Lead Arranger: **Latham & Watkins LLP.**

Interest and Certain Fees

Interest Rate Options:	**The Borrower may elect that the loans comprising each borrowing bear interest at a rate per annum equal to (a) the Alternate Base Rate (such loans herein referred to as "<u>ABR Loans</u>") <u>plus</u> the Applicable Margin or (b) the Adjusted LIBO Rate (such loans herein referred to as "<u>Eurodollar Loans</u>") <u>plus</u> the Applicable Margin.**
	As used herein:
	"<u>Alternate Base Rate</u>" or "<u>ABR</u>" means the highest of (a) the prime rate of interest announced from time to time by JPMorgan or its parent (which is not necessarily the lowest rate charged to any customer), changing when and as said prime rate changes (the "<u>Prime Rate</u>"), (b) the NYFRB Rate from time to time (but not less than zero) <u>plus</u> 0.5%, (c) the Adjusted LIBO Rate (subject to the interest rate floors set forth therein) for a one month interest period on such day <u>plus</u> 1% and (d) 2.00% per annum.
	"<u>Adjusted LIBO Rate</u>" means the London interbank offered rate administered by ICE Benchmark Administration or any other person that takes over the administration of such rate for U.S. dollars (adjusted for statutory reserve requirements for eurocurrency liabilities) for a period equal to one, two, three or six months (as selected by the Borrower) as displayed on pages LIBOR01 or LIBOR02 of the Reuters screen or, in the event such rate does not appear on a Reuters page or screen, on any successor or substitute page on such screen that displays such rate, or on the appropriate page of such other information service that publishes such rate from time to time as shall be selected by the Term Loan Administrative Agent in its reasonable discretion (the "<u>LIBO Screen Rate</u>") at approximately 11:00 a.m., London time, two (2) business days prior to the commencement of such interest period; <u>provided</u> that, (x) if the LIBO Screen Rate shall be less than zero, such rate shall be deemed to be zero, (y) if the LIBO Screen Rate shall not be available at such time for a period equal in length to such interest period, then the Adjusted LIBO Rate shall be determined by the Term Loan Administrative Agent (which determination shall be conclusive and binding absent manifest error) in accordance with procedures to be outlined in the Term Credit Documentation and (z) the Adjusted LIBO Rate shall be deemed to be not less than 1.00% per annum.
	"<u>Applicable Margin</u>" means (i) 3.50% in the case of ABR Loans and (ii) 4.50% in the case of Eurodollar Loans.
	"<u>NYFRB Rate</u>" means the greater of (i) the federal funds effective rate and (ii) the overnight bank funding rate.
Interest Payment Dates:	**In the case of ABR Loans, interest shall be payable on the first day of each quarter, upon any prepayment due to acceleration and at final maturity.**
	In the case of Eurodollar Loans, interest shall be payable in arrears on the last day of each interest period and, in the case of an interest period longer than three months, quarterly, upon any prepayment and at final maturity.

Default Rate: After default, the applicable interest rate will be increased by 2% per annum (and new Eurodollar Loans may be suspended). Overdue interest, fees and other amounts shall bear interest at 2% above the rate applicable to ABR Loans.

Rate and Fee Basis: All per annum rates shall be calculated on the basis of a year of 360 days (or 365/366 days, in the case of ABR Loans) for actual days elapsed.

PROJECT OCTAVIUS

Conditions

The availability and initial funding of the Credit Facilities shall be subject to the satisfaction (or waiver by the Commitment Party) of solely the following conditions (subject to the Limited Conditionality Provision). Capitalized terms used but not defined herein have the meanings set forth in the Commitment Letter to which this <u>Exhibit D</u> is attached and in <u>Exhibits A</u>, <u>B</u> and <u>C</u> thereto.

1.   Each Loan Party party thereto shall have executed and delivered the Credit Documentation on terms consistent with the Commitment Letter, and the Administrative Agents shall have received:

      a. customary closing certificates, corporate and organizational documents, good standing certificates and customary legal opinions; and

      b. a certificate from the chief financial officer of the Company, in the form attached as <u>Annex I</u> to this <u>Exhibit D</u>, certifying that the Company and its subsidiaries, on a consolidated basis after giving effect to the Transactions and the other transactions contemplated hereby, are solvent.

2.   On the Closing Date, after giving effect to the Transactions, neither the Company nor any of its subsidiaries (including, for the avoidance of doubt, the Target and its subsidiaries) shall have any indebtedness for borrowed money other than the Credit Facilities, Permitted Surviving Debt and certain other indebtedness to be mutually agreed upon. The Administrative Agents shall have received reasonably satisfactory evidence of repayment of all indebtedness to be repaid on the Closing Date and the discharge (or the making of arrangements for discharge) of all liens securing any assets or property of the Company and its subsidiaries (including the Target and its Subsidiaries) other than liens permitted to remain outstanding under the Credit Documentation.

3.   The Acquisition shall, substantially concurrently with the initial funding of the Credit Facilities, be consummated pursuant to the Purchase Agreement and no provision thereof shall have been amended or waived, and no consent or request shall have been given under the Purchase Agreement, in any way that is materially adverse to the Lenders in their capacities as such (it being understood and agreed that (a) amendments, waivers and other changes to the definition of "Material Adverse Effect" (or other term of similar import), and consents and requests given or made pursuant to such definition shall in each case be deemed to be materially adverse to Lenders, and (b) any modification, amendment or express waiver or consents by you that results in (x) an increase to the purchase price shall be deemed to not be materially adverse to the Lenders so long as such increase is funded solely with an issuance of common equity of the Company, and (y) a decrease to the purchase price shall be deemed to not be materially adverse to the Lenders so long as (I) such reduction is allocated to reduce the commitments under the ABL Facility and (II) such reduction (other than pursuant to any purchase price or similar adjustment provision set forth in the Purchase Agreement) does not decrease the purchase price by more than ten percent (10%) (cumulative for all such reductions)) without the prior written consent of the Commitment Party (not to be unreasonably withheld, conditioned or delayed).

4.   The closing and effectiveness of, and initial funding under, the Credit Facilities shall have occurred on or before the Expiration Date.

5.   The Commitment Party shall have received (a) audited consolidated balance sheets and related statements of income, stockholders' equity and cash flows of the Target and its subsidiaries, for the two most recently completed fiscal years ended at least 90 days before the Closing Date, and (b) unaudited consolidated balance sheets and related statements of income, stockholders' equity and cash flows of the Target and its subsidiaries, for each subsequent fiscal quarter ended at least 45 days before the Closing Date. The Commitment Party hereby acknowledges receipt of (i) the audited consolidated balance sheets and related statements of income, stockholders' equity and cash flows of the Target and its subsidiaries for the fiscal years ended December 31, 2015 and December 31, 2014, and (ii) the unaudited consolidated balance sheets and related statements of income, stockholders' equity and cash flows of the Target and its subsidiaries for the fiscal quarters ended March 31, 2016 and June 30, 2016.

6.   The Commitment Party shall have received a pro forma consolidated balance sheet and related pro forma consolidated statement of income of the Company and its subsidiaries as of and for the twelve-month period ending on the last day of the most recently completed four-fiscal quarter period ended at least 45 days prior to the Closing Date (or, in the case of the four fiscal quarter period ended on the last day of the fiscal year of the Company, ended at least 90 days prior to the Closing Date), prepared after giving effect to the Transactions (including the acquisition of the Target) as if the Transactions had occurred as of such date (in the case of such balance sheet) or at the beginning of such period (in the case of such statement of income). The Commitment Party hereby acknowledges receipt of such pro forma consolidated balance sheet and related pro forma consolidated statement of income of the Company and its subsidiaries as of and for the twelve-month period ended May 28, 2016.

7.   (a) Each of the Purchase Agreement Representations shall be true and correct in all material respects (and in all respects if qualified by material adverse effect or other materiality qualifier); and (b) each of the Specified Representations shall be true and correct in all material respects (and in all respects if qualified by material adverse effect or other materiality qualifier).

8.   The Administrative Agents shall have received, at least 3 business days prior to the Closing Date to the extent requested at least 10 days prior to the Closing Date, all documentation and other information required by U.S. regulatory authorities under applicable "know your customer" and anti-money laundering rules and regulations, including the PATRIOT Act.

9.   All fees and expenses due and payable to the Commitment Party and the Lenders and required to be paid on or prior to the Closing Date shall have been paid or shall have been authorized to be deducted from the proceeds of the initial fundings under the Credit Facilities so long as any such fees or expenses not expressly set forth in the Fee Letters have been invoiced not less than two (2) business days prior to the Closing Date (except as otherwise reasonably agreed by the Company).

10.   Subject to the Limited Conditionality Provision, all actions necessary to establish that the applicable Administrative Agent will have a perfected security interest (subject to liens permitted under the Credit Documentation) in the Collateral shall have been taken.

11.   The Lead Arranger shall have been afforded a period (the "Marketing Period") of at least 15 consecutive business days (provided that, (i) such period shall commence no earlier than October 21, 2016 (or such earlier date on which the Company files its audited financial statements for its fiscal year ended August 27, 2016 on Form 10-K), (ii) November 25, 2016 shall not be deemed to be a business day and (iii) such period shall either end prior to December 16, 2016 or commence after January 3, 2017) from the date of delivery of the Required Information (as defined below) to syndicate the Credit Facilities. If the Company shall in good faith believe it has delivered the Required Information, it may deliver to the Lead Arranger a written notice to that effect (stating when it believes it completed such delivery), in which case the Marketing Period shall be deemed to have commenced on the date of such notice unless the Lead Arranger in good faith believes the Company has not completed delivery of the Required Information and, within two

Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect, stating with specificity what Required Information the Company has not delivered); <u>provided</u> that, it is understood that the delivery of such written notice from Company to the Lead Arranger will not prejudice the Company's right to assert that the Required Information has in fact been delivered (and for the avoidance of doubt, it is agreed that if the Required Information has, in fact, been delivered to the Lead Arranger, the Marketing Period shall commence on the date of such delivery). The "<u>Required Information</u>" consists of the financial statements required to be delivered pursuant to paragraphs (5) and (6) above (it being understood and agreed that, for purposes of determining the "Required Information", the delivery of the applicable financial statements required to be delivered pursuant to paragraphs (5) and (6) above at the time of the launch of the general syndication of the Credit Facilities (determined for such purpose as if the reference in each such paragraph to the Closing Date was a reference to the launch of the general syndication of the Credit Facilities) will satisfy the requirement for delivery of the Required Information under this paragraph (11) notwithstanding any subsequent delivery requirement pursuant to such <u>paragraphs (5)</u> or <u>(6)</u>).

12.   Since the date of the Purchase Agreement, there shall not have been a Material Adverse Effect. "<u>Material Adverse Effect</u>" means a change, event, condition, occurrence or development, the effect of which is, individually or in the aggregate, materially adverse to the results of operations or financial condition of the Target, or which has a material and adverse effect on the ability of the Sellers' to execute, deliver or perform the Purchase Agreement or any Ancillary Document on a timely basis, or to timely consummate the transactions contemplated thereby; <u>provided</u>, <u>however,</u> that Material Adverse Effect shall not include any change, event or development resulting from or arising out of:

(i) general business or economic conditions, including changes in (x) financial or credit market conditions anywhere in the world or (y) interest rates or currency exchange rates;

(ii) conditions generally affecting any of the industries in which the Target operates;

(iii) acts of God or other calamities, national or international political or social actions or conditions, including the engagement by any country or foreign organization in hostilities (or the escalation thereof), whether commenced before or after the date of the Purchase Agreement, and whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack;

(iv) changes in Law or in GAAP or interpretations thereof or other binding directives or orders;

(v) fluctuations in sales or earnings or failure of the Target to meet internal or published sales, earnings, budgets, plans, forecasts or other financial or non-financial projections or estimates (provided, any change, event, or development underlying such fluctuation or failure not otherwise excluded in the other exceptions in clauses (i) through (iv) and (vi) through (viii) of this definition may be taken into account in determining whether a Material Adverse Effect has occurred);

(vi) any actions taken, or failures to take action, in each case, to which the Company has consented or the failure to take actions specified in <u>Section 6.1</u> of the Purchase Agreement due to the Company's failure to consent thereto following the request of the Sellers' Representative or the Target;

(vii) the execution, announcement, performance or pendency of, or the taking of any action contemplated by, or other third party awareness of, the Purchase Agreement or the agreements or transactions contemplated thereby, including by reason of the identity of the Company or its Affiliates or any communication by the Company or its Affiliates regarding the plans or intentions of the Company with respect to the conduct of the Target's business and including the resignation or termination of any employee; or

(viii) compliance by the Target with the terms of the Purchase Agreement or the breach of the Purchase Agreement by the Company;

except in the case of clauses (i), (ii), (iii) and (iv) to the extent the Target is disproportionately adversely affected thereby as compared to other companies in the industries in which the Target operates (and then only to the extent of such disproportionate impact).

Capitalized terms used in this paragraph 12 but otherwise not defined herein shall have the meaning set forth in the Purchase Agreement.

13.   The ABL Administrative Agent shall have received a Borrowing Base certificate (in form consistent with that agreed upon in the Credit Documentation) prepared as of the last day of the most recent month ending at least twenty (20) calendar days prior to the Closing Date.

14.   The Closing Date shall occur no earlier than November 7, 2016.

Annex I to Exhibit D

FORM OF SOLVENCY CERTIFICATE

[__________], 20[__]

This Solvency Certificate is being executed and delivered pursuant to Section [__] of the Credit Agreement (the "Credit Agreement"), dated as of [______], 20[__], among Winnebago Industries, Inc. (the "Company"), the other Loan Parties party thereto from time to time, the lenders party thereto from time to time and JPMorgan Chase Bank, N.A., as the administrative agent; the terms defined therein being used herein as therein defined.

I, [__________], the chief financial officer of the Company, solely in such capacity and not in an individual capacity, hereby certify that I am the chief financial officer of the Company and that I am generally familiar with the businesses and assets of the Company and its Subsidiaries (taken as a whole), I have made such other investigations and inquiries as I have deemed appropriate and I am duly authorized to execute this Solvency Certificate on behalf of the Company pursuant to the Credit Agreement.

I further certify, solely in my capacity as chief financial officer of the Company, and not in my individual capacity, as of the date hereof and after giving effect to the Transactions and the incurrence of the indebtedness and obligations being incurred in connection with the Credit Agreement and the Transactions on the date hereof, that, with respect to the Company and its Subsidiaries on a consolidated basis, (a) the sum of the liabilities of the Company and its Subsidiaries, taken as a whole, does not exceed the present fair saleable value of the assets of the Company and its Subsidiaries, taken as a whole; (b) the capital of the Company and its Subsidiaries, taken as a whole, is not unreasonably small in relation to the business of the Company and its Subsidiaries, taken as a whole, on the date hereof, and (c) the Company and its Subsidiaries, taken as a whole, do not intend to incur, or believe that they will incur, debts including current obligations beyond their ability to pay such debt as they mature in the ordinary course of business. For the purposes hereof, the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability (irrespective of whether such contingent liabilities meet the criteria for accrual under Statement of Financial Accounting Standard No. 5).

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IN WITNESS WHEREOF, I have executed this Solvency Certificate on the date first written above.

By:_____
Name:
Title: Chief Financial Officer